Exhibit 99.1

Exhibit 99.1

[    ], 2008

Dear FMC Technologies, Inc. Stockholder:

We are pleased to inform you that the Board of Directors of FMC Technologies, Inc. (“FMC Technologies”) has approved the spin-off of John Bean Technologies Corporation (“JBT Corporation”), a wholly owned subsidiary of FMC Technologies. Following the spin-off, FMC Technologies’ business will consist entirely of the Energy Systems business. JBT Corporation will consist of the former FoodTech and Airport Systems business segments of FMC Technologies.

The spin-off of JBT Corporation will occur by way of a pro rata distribution of JBT Corporation’s common stock to FMC Technologies’ stockholders. In the distribution, each FMC Technologies stockholder will receive [.215] of a share of JBT Corporation common stock for every share of FMC Technologies common stock held at 5:00 p.m., New York City time, on             , 2008, which is the record date of the spin-off. The dividend will be paid in book-entry form and physical stock certificates will be issued only upon request. Stockholder approval of the spin-off is not required, and you are not required to take any action to receive your JBT Corporation common stock.

We believe that the separation of JBT Corporation from FMC Technologies will provide a better focus for each company to pursue strategies in their own distinct businesses and markets. Accordingly, we believe the spin-off will build long-term stockholder value.

Following the spin-off, you will own shares in both FMC Technologies and JBT Corporation. FMC Technologies common stock will continue to trade on the New York Stock Exchange under the symbol “FTI.” We intend to apply to have JBT Corporation common stock authorized for listing on the New York Stock Exchange under the symbol “JBT.”

We intend for the spin-off to be tax-free for stockholders. To that end, we expect to receive a favorable ruling from the U.S. Internal Revenue Service and a favorable opinion of Kirkland & Ellis LLP confirming the spin-off’s tax-free status. The spin-off is also subject to other conditions, including necessary regulatory approvals. You should, of course, consult your own tax advisor as to the particular consequences of the spin-off to you.

The enclosed information statement, which is being mailed to all FMC Technologies stockholders, describes the spin-off in detail and contains important information about JBT Corporation, including its financial statements.

We look forward to your continued support as a stockholder of FMC Technologies. We remain committed to working on your behalf to build long-term stockholder value.

Sincerely,

Peter D. Kinnear
FMC Technologies, Inc.
Chief Executive Officer and President

[    ], 2008

Dear John Bean Technologies Corporation Stockholder:

It is my pleasure to welcome you as a shareholder of our new company, John Bean Technologies Corporation (“JBT Corporation”). As an independent, publicly-traded company, we believe we can more effectively focus on our objectives and satisfy the strategic needs of our company.

Following the spin-off, we will be a leading provider of technology solutions to high-value segments of the food processing and air transportation industries. We will design, manufacture, test and service technologically sophisticated systems and products through two business segments, JBT FoodTech and JBT AeroTech. JBT FoodTech will market its solutions and services to multi-national and regional industrial food processing companies. JBT AeroTech will market its solutions and services to domestic and international airport authorities, passenger airlines, air freight and ground handling companies and the United States military. We believe our experienced management team, blue chip customer base and global presence are representative of the strengths that will position us to excel as a stand-alone entity. Going forward, our core strategies will be to:

•	maintain and extend our technological leadership positions to capture the growth created by the trends in the food processing and air transportation industries;

•	leverage our large installed base of food processing and airport equipment to generate new aftermarket business and to grow our offering of aftermarket products, parts and services;

•	capture international growth opportunities through our strong global presence, which includes manufacturing, sales and service organizations located on six continents; and

•	pursue external growth through select, value-accretive acquisitions of companies and technologies.

We intend to apply to have JBT Corporation common stock authorized for listing on the New York Stock Exchange under the symbol “JBT.” We invite you to learn more about us by reviewing the enclosed information statement. We look forward to our future as a separate publicly-traded company and to your support as a holder of JBT Corporation common stock.

Sincerely,

Charles H. Cannon, Jr.
John Bean Technologies Corporation
Chairman of the Board, Chief Executive Officer and President

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the United States Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED APRIL 30, 2008

PRELIMINARY INFORMATION STATEMENT

John Bean Technologies Corporation

Common Stock

(par value $0.01 per share)

This information statement is being furnished in connection with the distribution to holders of common stock, par value $0.01 per share, of FMC Technologies, Inc. (“FMC Technologies”) of all the outstanding shares of common stock, par value $0.01 per share, of John Bean Technologies Corporation (“JBT Corporation”).

We are currently a subsidiary of FMC Technologies. Following the spin-off, our business will consist of the assets and liabilities that currently comprise the FoodTech and Airport Systems businesses of FMC Technologies.

Shares of our common stock will be distributed to holders of FMC Technologies common stock of record as of 5:00 p.m., New York City time, [    ], 2008, which will be the record date. These stockholders will receive [.215] of a share of our common stock for every share of FMC Technologies common stock held on the record date. The spin-off of our shares will be made in book-entry form, and physical stock certificates will be issued only upon request. The spin-off will be effective at 11:59 p.m., New York City time on [    ], 2008. FMC Technologies expects to receive a private letter ruling from the U.S. Internal Revenue Service to the effect that the spin-off will be tax-free to FMC Technologies and its stockholders for U.S. federal income tax purposes.

No stockholder approval of the spin-off is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy. FMC Technologies stockholders will not be required to pay for the shares of our common stock to be received by them in the spin-off or to surrender or exchange shares of FMC Technologies common stock in order to receive our common stock or to take any other action in connection with the spin-off.

Currently, there is no trading market for our common stock. However, we expect that a limited market, commonly known as a “when-issued” trading market, for our common stock will develop on or shortly before the record date for the spin-off, and we expect that “regular way” trading of our common stock will begin the first trading day after the spin-off. We intend to apply to have our common stock authorized for listing on the New York Stock Exchange, or the “NYSE,” under the symbol “JBT.”

In reviewing this information statement, you should carefully consider the matters described under “ Risk Factors” beginning on page 9 for a discussion of certain factors that should be considered by recipients of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is [    ], 2008.

This information statement was first mailed to FMC Technologies stockholders on or about             , 2008.

# Solutions, Products and Services

*From Touchdown to Takeoff*

JBT AeroTech

Halvorsen Cargo Loader

Aircraft Tow Tractors

Trailer Mounted Air Conditioning

Service and Maintenance

iOPS™

Tow Tractor/Towbarless Tractor
Passenger Boarding Bridges
Ground Power
Pre Conditioned Air
Mobile Air Conditioner
Passenger Steps
Cargo Transporter
Baggage Loading System
Halvorsen Loader
Cargo Loader
Aircraft Deicer

Passenger Boarding Bridges

Ground Power

Cargo Loader

Cargo Transporter

RampSnake® Bulk Loader

Pre Conditioned Air

Aircraft Deicers

Aircraft Tow Tractors

Passenger Steps

# Solutions, Products and Services

*We're With You, Right Down the Line*

JBT FoodTech

## Freezing and Chilling

FLoFREEZE®
IQF Freezer

GYRoCOMPACT®
Spiral Freezer

ADVANTEC™
Linear Freezer

## Protein Processing

Accura™ Portioner

Coating Applicator

Freezer
Oven
Fryer
Coater
Portioner
This illustration does not necessarily represent an actual protein production line.

THERMoFIN® Fryer

GYRoCOMPACT®
Spiral Oven

JSO™ Jetstream Linear Oven

GYRoCOMPACT®
Spiral Freezer

# Solutions, Products and Services

*We're With You, Right Down the Line*

JBT FoodTech

## Shelf Stable Sterilized Food Processing

Material Handling
Filler
Closer
Batch Retorts
This illustration does not necessarily represent an actual Automated Batch Retort Sterilization Line.

XL-Series Fillers

SeamTec™ Closers

Continuous Rotary Cooker/Cooler

Hydrostatic Sterilizer

Static and SuperAgi™ Batch Retorts

LOG-TEC

LOG-TEC® Process Management System

## Fruit Processing

Citrus Juice Extractor

Evaporator
Juice Extration
Aseptic Sterilizing and Filling
This illustration does not necessarily represent an actual friut production line.

Evaporator

Aseptic Sterilizer and Filler

Fresh Produce Technologies

This information statement is being furnished solely to provide information to FMC Technologies stockholders who will receive shares of our common stock in the distribution. This information statement is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities or any securities of FMC Technologies. This information statement describes our business, the relationship between FMC Technologies and us, and how the spin-off affects FMC Technologies and its stockholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of our common stock that you will receive in the distribution. You should be aware of certain risks relating to the spin-off, our business and ownership of our common stock, which are described under the heading “Risk Factors.”

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You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations and practices.

Unless the context indicates otherwise, all references in this information statement:

•	to “JBT Corporation,” “us,” “we,” or “our” include John Bean Technologies Corporation and its subsidiaries; and

•

to “FMC” or “FMC Technologies” are to FMC Technologies, Inc. and its subsidiaries, and, with respect to periods following the spin-off, FMC Technologies, Inc. and its subsidiaries other than JBT Corporation and its subsidiaries.

The transaction in which we will be separated from FMC Technologies and become a separately-traded public company is referred to in this information statement as the “separation,” the “distribution” or the “spin-off.”

We obtained the market and industry data and other statistical information used throughout this information statement from our own research, surveys or studies conducted by third parties, independent industry or general publications and other published independent sources. In particular, we have based much of our discussion of the food processing industry on information published by Euromonitor International. We have based much of our discussion of the air transportation industry on information published by The Boeing Company. References to Euromonitor International are to Euromonitor International Inc., an industry-leading market research firm, whose most recent report on the world market for packaged food referenced herein was published in June 2006. The Boeing Company is the world’s largest aerospace company, whose most recent annual market outlook on the air transportation industry was published in 2007. None of these publications were prepared on our behalf. While we believe that each of these sources is reliable, we have not independently verified such data. Similarly, we believe our internal research is reliable, but it has not been verified by any independent sources.

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF:

Q:	Why am I receiving this document?

A:	FMC Technologies is delivering this document to you because you were a holder of FMC Technologies common stock on the record date for the distribution of our shares of common stock. Accordingly, you are entitled to receive [.215] of a share of our common stock for every share of FMC Technologies common stock that you held on the record date. No action is required for you to participate in the distribution.

Q:	What is the spin-off?

A:	The spin-off is the overall transaction of separating our company from FMC Technologies, which will be accomplished through a series of transactions resulting in us owning what are currently the FoodTech and Airport Systems business segments of FMC Technologies. The final step of the transactions will be the pro rata distribution of our common stock by FMC Technologies to holders of FMC Technologies’ common stock. We refer to this last step as the “distribution.” For additional information regarding these transactions, see “The Spin-Off—Manner of Effecting the Spin-Off” beginning on page 27.

Q:	Who is JBT Corporation?

A:	Up to the time of the spin-off, we will be a wholly owned subsidiary of FMC Technologies that will own the assets and liabilities that currently comprise FMC Technologies’ FoodTech and Airport Systems business segments. Following the spin-off, we will be a separate publicly-traded company. We are a leading provider of technology solutions to high-value segments of the food processing and air transportation industries. We design, manufacture, test and service technologically sophisticated systems and products through our JBT FoodTech and JBT AeroTech business segments. JBT FoodTech markets its solutions and services to multi-national and regional industrial food processing companies. JBT AeroTech markets its solutions and services to domestic and international airport authorities, passenger airlines, air freight and ground handling companies and the United States military.

Q:	Why is FMC Technologies separating our businesses and distributing our stock?

A:	FMC Technologies’ Board of Directors and management believe the separation will provide the benefits set forth below under the caption “The Spin-Off—Reasons for the Spin-Off” beginning on page 26, and that achieving those benefits will result in greater aggregate value to stockholders who retain their FMC Technologies and JBT Corporation shares than would be obtained under the current structure.

Q:	Why is the separation of the two companies structured as a spin-off?

A:	FMC Technologies’ Board of Directors believes that a tax-free spin-off of our shares is a cost-effective and tax efficient way to separate the companies.

Q:	What is the record date for the distribution?

A:	The record date is [ ], 2008, and ownership will be determined as of 5:00 p.m., New York City time, on that date. When we refer to the “record date,” we are referring to that time and date.

Q:	What will be our relationship with FMC Technologies after the spin-off?

A:	FMC Technologies and JBT Corporation each will be independent, publicly-traded companies. However, we will enter into agreements with FMC Technologies that will ease our transition from consolidated operating segments to an independent company following the spin-off. For example, FMC Technologies will continue to provide certain administrative services for an agreed period following the spin-off. For additional information regarding our relationship with FMC Technologies after the spin-off, see “Our Relationship with FMC Technologies After the Spin-Off” beginning on page 112.

Q:	When will the spin-off be completed?

A:	Shares of our common stock will be distributed on or about [ ], 2008. We refer to this date as the “distribution date.”

Q:	Can FMC Technologies decide to cancel the distribution of our common stock even if all the conditions have been met?

A:	Yes. The distribution is conditioned upon satisfaction or waiver of certain conditions. See “The Spin-Off—Spin-Off Conditions and Termination” beginning on page 31. FMC Technologies has the right to terminate the stock distribution, even if all of these conditions are met, if at any time FMC Technologies’ Board of Directors determines, in its sole discretion, that FMC Technologies and JBT Corporation are better served being a combined company or that business conditions are such that it is not advisable to complete the spin-off.

Q:	What will happen to the listing of FMC Technologies common stock?

A:	Nothing. FMC Technologies common stock will continue to be traded on the New York Stock Exchange (“NYSE”) under the symbol “FTI.”

Q:	Will the spin-off affect the market price of my FMC Technologies shares?

A:	Yes. As a result of the spin-off, we expect the trading price of FMC Technologies shares immediately following the distribution to be lower than immediately prior to the distribution because the trading price will no longer reflect the value of our business. In addition, until the market has fully analyzed the operations of FMC Technologies without these business segments, the price of FMC Technologies shares may fluctuate significantly. Furthermore, the combined trading prices of FMC Technologies common stock and our common stock after the distribution may be higher or lower than the trading price of FMC Technologies common stock prior to the distribution.

Q:	What will FMC Technologies stockholders receive in the spin-off?

A:	In the spin-off, FMC Technologies stockholders will receive [.215] of a share of our common stock for every share of FMC Technologies common stock they own as of the record date of the spin-off. Immediately after the spin-off, FMC Technologies stockholders will still own all of FMC Technologies’ current business segments, but they will own them as two separate investments rather than as a single investment.

After the spin-off, the certificates and book-entry interests representing the “old” FMC Technologies common stock will represent such stockholders’ interests in the FMC Technologies businesses (other than our business) following the spin-off, and the certificates and book-entry interests representing our common stock that stockholders receive in the spin-off will represent their interest in our business only.

Q:	What does an FMC Technologies stockholder need to do now?

A:	FMC Technologies stockholders do not need to take any action, although we urge you to read this entire document carefully. The approval of the FMC Technologies stockholders is not required or sought to effect the spin-off, and FMC Technologies stockholders have no appraisal rights in connection with the spin-off. FMC Technologies is not seeking a proxy from any stockholders, and you are requested not to send us a proxy.

FMC Technologies stockholders will not be required to pay anything for our shares distributed in the spin-off or to surrender any shares of FMC Technologies common stock. FMC Technologies stockholders should not send in their FMC Technologies share certificates. FMC Technologies stockholders will automatically receive their shares of our common stock when the spin-off is effected.

Q:	Are there risks associated with owning our common stock?

A:	Yes. Our business is subject to both general and specific risks relating to our operations. In addition, our spin-off from FMC Technologies presents risks relating to our becoming a separately-traded public company as well as risks relating to the nature of the spin-off transaction itself. See “Risk Factors” beginning on page 9.

Q:	What are the U.S. federal income tax consequences of the spin-off to FMC Technologies stockholders?

A:	Based on the private letter ruling that FMC Technologies expects to receive from the Internal Revenue Service (“IRS”), FMC Technologies stockholders will not recognize a gain or loss on the receipt of shares of our common stock in the spin-off. FMC Technologies stockholders will apportion their tax basis in FMC Technologies common stock between such FMC Technologies common stock and our common stock received in the spin-off in proportion to the relative fair market values of such stock at the time of the spin-off. An FMC Technologies stockholder’s holding period for our common stock received in the spin-off will include the period for which that stockholder’s FMC Technologies common stock was held. See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” beginning on page 28. You should consult your own tax advisor as to the particular consequences of the spin-off to you.

Q:	What if I want to sell my FMC Technologies common stock or my JBT Corporation common stock?

A:	You should consult with your own financial advisors, such as your stockbroker, bank or tax advisor. We do not make any recommendations on the purchase, retention or sale of shares of FMC Technologies common stock or our common stock to be distributed.

If you do decide to sell any shares, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your FMC Technologies common stock or your JBT Corporation common stock after it is distributed, or both.

Q:	Where will I be able to trade shares of our common stock?

A:	There is not currently a public market for our common stock. We intend to apply to have our common stock authorized for listing on the NYSE under the symbol “JBT.” We anticipate that trading in shares of our common stock will begin on a “when-issued” basis on or shortly before the record date and before the distribution date, and “regular way” trading will begin on the first trading day following the distribution date. If trading does begin on a “when-issued” basis, you may purchase or sell our common stock after that time, but your transaction will not settle until after the distribution date. On the first trading day following the distribution date, when-issued trading with respect to our common stock will end and regular way trading will begin. We cannot predict the trading prices for our common stock before or after the distribution date.

Q:	Do you intend to pay dividends on your common stock?

A:	We anticipate that we will pay cash dividends on our common stock following the spin-off. We will start with a quarterly dividend of $[0.08] per share. The declaration and amount of future dividends, if any, will be determined by our Board of Directors and will depend on our financial condition, earnings, capital requirements, financial covenants, regulatory constraints, industry practice and other factors our Board of Directors deems relevant. See “Dividend Policy” on page 32 for additional information on our dividend policy following the spin-off.

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Q:	Where can FMC Technologies stockholders get more information?

A:	Before the distribution, if you have any questions relating to the distribution, you should contact:

FMC Technologies, Inc.

1803 Gears Road

Houston, Texas 77067

Attention: Corporate Secretary

(281) 591-4000

After the distribution, if you have any questions relating to our common stock, you should contact:

John Bean Technologies Corporation

200 East Randolph Drive

Chicago, Illinois 60601

Attention: Corporate Secretary

(312) 861-5900

Q:	Who will be the distribution agent for the spin-off?

A:	National City Bank will be the distribution agent for the spin-off. The distribution agent can be contacted at:

National City Bank

Corporate Trust Operations

P.O. Box 92301

Cleveland, OH 44193-0900

(800) 622-6757

shareholder.inquiries@nationalcity.com

EXECUTIVE SUMMARY

We are a leading global technology solutions provider to high-value segments of the food processing and air transportation industries. We design, manufacture, test and service technologically sophisticated systems and products for customers through our JBT FoodTech and JBT AeroTech segments.

We have a long history of leadership in the industries we serve. Food industry machinery was the foundation of the original Bean Spray Pump Company founded by John Bean in the 1880s. The Bean Spray Pump technology was also at the foundation of our first airport product when a John Bean Spray Pump was adapted to become an aircraft deicer in the 1960s. The Bean Spray Pump Company is the foundation on which FMC Corporation, FMC Technologies and now JBT Corporation were built.

JBT FoodTech markets its solutions and services to multi-national and regional industrial food processing companies. The product offerings of JBT FoodTech businesses include:

•	freezer solutions for the freezing and chilling of meat, seafood, poultry, ready-to-eat meals, fruit, vegetable and bakery products;

•	protein processing solutions that portion, coat and cook poultry, meat, seafood, vegetable and bakery products;

•	shelf stable sterilization solutions for fruits, vegetables, soups, sauces, dairy and pet food products as well as ready-to-eat meals in a wide variety of modern packages; and

•	fruit processing solutions that extract, concentrate and aseptically process citrus, tomato and other fruits.

JBT AeroTech markets its solutions and services to domestic and international airport authorities, passenger airlines, air freight and ground handling companies and the United States military. The product offerings of our JBT AeroTech businesses include:

•	ground support equipment for cargo loading, aircraft deicing and aircraft towing;

•	gate equipment for passenger boarding, on the ground aircraft power and cooling;

•	airport services for maintenance of airport equipment, systems and facilities; and

•	military equipment for cargo loading, aircraft towing and on the ground aircraft cooling.

In 2007, JBT Corporation generated $978.0 million of revenue and $88.4 million in total segment operating profit, resulting in compound annual growth rates since 2005 of 9.0% and 17.3%, respectively.

Our Strengths

We believe the following competitive strengths position us well for continued operating success, growth and profitability:

•

We are a leader in attractive markets. We provide high-value customized solutions to the viable and growing food processing and air transportation industries. Because of the large and diverse nature of the food processing and air transportation industries, we have been selective in the specific applications into which we leverage our leading technologies. We are a leading solutions provider in the markets that we serve. We have a large installed base of systems and equipment and we believe we have #1 or #2 market positions in our major product lines. We invest in maintaining and extending our technology leadership positions and addressing the technological challenges of evolving industry trends. We are focused on continuing to improve our existing products and services and developing new products and services to increase our customers’ efficiencies and reduce their total cost of ownership.

•

We have a strong track record of profitable growth. Over the last three years, the compound annual growth rates for our total revenue and segment operating profit have been 9.0% and 17.3%, respectively. The strong earnings allow us to continue to invest in technological innovations to increase profitability, make acquisitions and support our dividend policy.

•

We have a blue chip customer base. We provide customized food processing solutions to a diverse base of customers, comprised of top multinational and regional food processors. We also provide ground support equipment, gate equipment and airport maintenance services to many of the leading domestic and international air passenger and cargo carriers, ground handlers, and airports and to the U.S. Department of Defense.

•

We have a large installed base that provides a growing, recurring revenue stream. We have delivered over 40,000 pieces of food processing equipment as well as over 30,000 pieces of airport equipment. Our large installed base provides a growing, recurring revenue stream as well as the opportunity to strengthen and enhance customer relationships, increase our customer knowledge and generate new ideas for product development.

•

We have built a global geographic footprint with extensive capabilities. We have built a strong global presence with manufacturing, sourcing, sales and service organizations located on six continents to support our equipment that has been delivered to customers in more than 100 countries. As demand increases in emerging regions such as Latin America, the Middle East, Eastern Europe and Asia, we are positioned to provide local customers or expanding multinational companies with our products, expertise and customer service.

•

We are an attractive platform for growth through acquisition. We believe that the food processing and air transportation industries provide opportunities to make value-accretive acquisitions of companies and technologies. We believe that our global capabilities and leading industry positions make acquisitions of complementary companies and technologies ideal for integration into our global businesses.

•

We have a more focused corporate structure that provides for greater value creation opportunities. We anticipate multiple benefits from our management and corporate resources being focused solely on our JBT FoodTech and JBT AeroTech businesses. Our new corporate structure will enable us to transition from a generator of cash for a larger corporate parent to an independent, stand-alone company focused on growth opportunities within the food processing and air transportation industries.

•

We have an efficient capital structure that allows for effective returns of capital to shareholders. Our new capital structure will allow us to manage the business on an economic value added basis, which will provide us the appropriate performance measurement tools to maintain or improve our return on capital. It will also enable us to utilize free cash flow to support a dividend policy and reduce debt while keeping management focused on operating results and cash flow generation. Our capital structure will also provide us with the flexibility to make selective value-accretive acquisitions within the industries we serve.

•

Our strong management team is highly experienced and appropriately incentivized. We have an experienced and diverse senior management team. On average, the members of our senior management team have careers exceeding 20 years with FMC Technologies and FMC Corporation, including an average of over four years living and working abroad. In addition, our senior management team members comprise nine different nationalities and speak nine different languages. We intend to use net contribution, a measurement of excess returns on capital, to measure the productive use of capital and changes in EBITDA to measure growth. A major portion of our new bonus and long-term incentive plans are based solely on JBT Corporation’s results and provide appropriate focus to maximize shareholder value.

Our Strategy

As part of our core mission of being a leading supplier of customized solutions to high-value segments of the food processing and air transportation industries, we will focus on four critical strategies:

•

Extend Technology Leadership. By maintaining and extending our technological leadership positions, we will remain well positioned to capture the growth created by the trends in the food processing and air transportation industries. To extend our technological leadership position, we will continue to invest in ongoing research and development. We will focus on enhancing our customers’ efficiencies, reducing their total cost of ownership, and solving technological challenges posed by evolving industry trends.

•

Leverage Our Installed Base. We intend to continue to leverage our large installed base of food processing and airport equipment to generate new aftermarket business and to increase our offering of aftermarket products, parts and services. Our large installed base provides a growing, recurring revenue stream as well as the opportunity to strengthen and enhance our customer relationships, increase our customer knowledge and generate new ideas for product development.

•

Capture International Growth Opportunities. We have built a strong global presence with manufacturing, sales and service organizations located on six continents. As demand increases in emerging regions such as Latin America, the Middle East, Eastern Europe and Asia, we are positioned to provide local or expanding multinational customers with our products, expertise and customer service. Additionally, our new manufacturing facility in China and our established sourcing teams in India and China provide us with a strong base to supply products to and from Asia.

•

Growth Through Acquisitions. In addition to benefiting from the expected growth in the markets that we serve, we also intend to pursue external growth through select, value-accretive acquisitions of companies and technologies. We believe that the food processing and air transportation equipment industries provide opportunities for growth through acquisition. We believe that our global capabilities and leading industry positions will permit us to efficiently integrate complementary companies and technologies into our global business.

Our Industries

JBT Corporation, through its consolidated business segments, serves two primary industries: food processing and air transportation.

Euromonitor International reports that the world market for packaged food was $1.455 trillion in 2005 and is projected to grow at a compound annual rate of 2.65% through 2010. Euromonitor forecasts that the fastest growing regional packaged food markets through 2010 will be Eastern Europe, with compound annual growth of 5.7%, followed by Africa and the Middle East (4.8%), Latin America (4.1%) and Asia Pacific (2.5%). While the overall growth rate of processed foods drives increased demand for JBT FoodTech equipment, products and services, our sales are also influenced by several industry trends. These trends include consolidation within the food industry, growth in new food products and packaging, growth in quick serve foods and growth in developing markets.

The Boeing Company projects that for the period 2006-2026 the air transportation industry will experience compound annual growth of 4.5% for the number of passengers traveling, 5.0% for airline traffic, 6.1% for air cargo traffic and 3.5% for airplane fleet size. While the overall growth rate of aircraft fleets and passenger and cargo traffic drives increased demand for JBT AeroTech equipment and services, our sales are also influenced by several other industry trends that impact our key markets. These include industry consolidation and restructuring, developing markets growth, new aircraft technology challenges and increased health, safety and environmental concerns.

For additional details on the food processing and air transportation industries, see “Business—JBT FoodTech—Industry Overview” and “Business—JBT AeroTech-Industry Overview” beginning on pages 58 and 64, respectively.

Summary of the Spin-Off

The following is a summary of the terms of the spin-off. Please see “The Spin-Off” beginning on page 26 for a more detailed description of the matters described below.

Distributing company	FMC Technologies, Inc., a Delaware corporation.

Distributed company	John Bean Technologies Corporation (“JBT Corporation”), which is comprised of the current FoodTech and Airport Systems business segments of FMC Technologies. JBT Corporation’s principal executive offices are located at 200 East Randolph Drive, Chicago, Illinois 60601.

Distribution ratio	Each holder of FMC Technologies common stock will receive a dividend of [.215] of a share of JBT Corporation common stock for every share of FMC Technologies common stock held on the record date.

Securities to be distributed	Approximately [ ] shares of JBT Corporation common stock and accompanying preferred share purchase rights, which will constitute all of the outstanding shares of JBT Corporation common stock immediately after the spin-off.

Record date	The record date is 5:00 p.m., New York City time, on [ ], 2008. In order to be entitled to receive shares of JBT Corporation common stock in the spin-off, holders of shares of FMC Technologies common stock must be stockholders as of 5:00 p.m., New York City time, on the record date.

Distribution date	The distribution date will be on or about [ ], 2008.

Relationship between JBT Corporation and FMC Technologies after the spin-off	Following the spin-off, FMC Technologies and JBT Corporation each will be an independent, publicly-traded company. However, we will enter into agreements with FMC Technologies that will facilitate our transition into an independent, publicly-traded company. For example, FMC Technologies will continue to provide certain transition services. For additional information regarding our relationship with FMC Technologies after the spin-off, see “Our Relationship with FMC Technologies After the Spin-Off” beginning on page 112.

Description of our credit facility	We anticipate entering into one or more credit facilities, including a term loan and a revolving credit facility in an aggregate amount of approximately $300 million, in order to fund a cash dividend to FMC Technologies, to satisfy our working capital needs and to fund other corporate purposes. We expect that our credit facilities will be utilized to replace certain FMC Technologies letters of credit and surety bonds currently in place with respect to JBT Corporation obligations.

We expect that the terms of the new credit facilities will contain certain customary financial covenants and events of default which generally give the banks the right to accelerate payments of outstanding debt.

Please see “Description of Indebtedness” beginning on page 125 for a more detailed description of the expected terms of our credit agreement.

Dividend policy	We anticipate that we will pay cash dividends on our common stock following the spin-off. The initial quarterly dividend will be $[0.08] per share. The declaration and amount of future dividends, if any, will be determined by our Board of Directors and will depend on our financial condition, earnings, capital requirements, financial covenants, regulatory constraints, industry practice and other factors our Board of Directors deems relevant.

Payment of intercompany indebtedness	All intercompany debt between FMC Technologies and JBT Corporation will be settled prior to the completion of the spin-off and there will be no continuing intercompany debt thereafter.

Anti-takeover provisions	Provisions of the Delaware General Corporation Law and certain provisions of our certificate of incorporation and by-laws, including our staggered Board of Directors composed of three classes, may have the effect of discouraging, delaying or preventing a change of control of JBT Corporation not approved by our Board of Directors. Such provisions may also have the effect of discouraging third parties from making proposals involving an acquisition or change of control of JBT Corporation, although such proposals, if made, might be considered desirable by a majority of our stockholders. Such provisions could further have the effect of making it more difficult for third parties to cause the replacement of our Board of Directors.

In connection with the spin-off, we will adopt a stockholder rights plan which also could have the effect of discouraging, delaying or preventing a change of control of JBT Corporation not approved by our Board of Directors. Certain provisions of the tax sharing agreement to be entered into between FMC Technologies and JBT Corporation that are intended to preserve the tax-free nature of the spin-off may also have the effect of discouraging third parties from making proposals involving an acquisition or change of control of JBT Corporation. See “Our Relationship with FMC Technologies After the Spin-Off—Tax Sharing Agreement” and “Description of Our Capital Stock” beginning on pages 115 and 119, respectively.

Corporate Information and Structure

Pursuant to the spin-off, we will be separated from FMC Technologies and become a separate publicly-traded company. The spin-off and our resulting separation from FMC Technologies involves the following steps:

•

Before our separation from FMC Technologies, we will enter into a Separation and Distribution Agreement (the “Separation Agreement”) and several ancillary agreements with FMC Technologies to effect the separation and provide a framework for our relationship with FMC Technologies after the spin-off. These agreements will provide for the allocation between us and FMC Technologies of the assets, liabilities and obligations currently owned by FMC Technologies and attributable to periods prior to, at and after our separation from FMC Technologies. Other ancillary agreements will provide for certain transition services to be performed by each of FMC Technologies and us for the other to facilitate our transition into a separate company, the administration of insurance claims under pre-existing policies and the management of certain litigation matters from discontinued products and businesses. For more information on these agreements, see “Our Relationship with FMC Technologies After the Spin-Off” beginning on page 112.

•

In addition, before the separation, our Board of Directors and FMC Technologies, as our sole stockholder, will adopt certain benefit plans and approve various actions related to the spin-off as described in this information statement. We will assume FMC Technologies’ obligations under its current defined benefit pension plan applicable to our current employees, terminated vested and retired employees.

•

The Securities and Exchange Commission (the “SEC”) will declare effective under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the registration statement of which this information statement is a part, and FMC Technologies will mail this information statement to its stockholders.

•

On or prior to the distribution date, FMC Technologies will have received a ruling from the IRS to the effect that the spin-off will qualify as a tax-free transaction under Section 355 of the Internal Revenue Code (the “Code”). On or prior to the distribution date, FMC Technologies will receive an opinion by Kirkland & Ellis LLP as to the satisfaction of certain required qualifying conditions for the application of Section 355 of the Code to the spin-off. Also on or prior to the distribution date, certain assets related to our business will be transferred from FMC Technologies to us or our relevant subsidiaries via a series of distributions among various FMC Technologies subsidiaries.

•

Following the separation, we will operate as a separate publicly-traded company, and we expect that our common stock will begin trading on the NYSE on a regular way basis under the symbol “JBT” on the first trading day following the distribution date.

For a further explanation of the spin-off, see “The Spin-Off” beginning on page 26.

Summary Financial Data

The following tables set forth our summary financial data. The summary historical income statement and statement of cash flows for each of the three years in the period ended December 31, 2005, 2006 and 2007 and the summary historical balance sheet data as of December 31, 2006 and 2007 are derived from our audited combined financial statements included elsewhere in this information statement, which have been prepared in accordance with U.S. generally accepted accounting principles.

The summary historical income statement and statement of cash flows for the three-month period ended March 31, 2008 and the summary balance sheet data as of March 31, 2008 are derived from our unaudited combined financial statements included elsewhere in this information statement, which have been prepared in accordance with U.S. generally accepted accounting principles.

The following tables also present our summary unaudited pro forma combined financial information, which has been derived from our unaudited pro forma combined financial statements included elsewhere in this information statement. Our unaudited pro forma combined financial statements have been prepared to reflect adjustments to our historical financial information to give effect to the following transactions, as if those transactions had been completed at earlier dates:

•	creation of the capital structure of JBT Corporation based upon the expected separation from FMC Technologies;

•	a reduction in deferred tax assets relating to certain foreign tax credit carryforwards that will be retained by FMC Technologies;

•	the transfer of certain employee benefit plan assets and liabilities related to our business from FMC Technologies to us; and

•	the effect of the financing to pay a dividend to FMC Technologies.

The unaudited pro forma combined financial data presented for the year ended December 31, 2007 are derived from our audited combined financial statements for the year ended December 31, 2007. The unaudited pro forma combined data presented as of and for the three months ended March 31, 2008 are derived from our unaudited combined financial statements as of and for the three months ended March 31, 2008. The unaudited pro forma financial data presented reflects the transactions as if they occurred on January 1, 2007, for the Summary Income Statement and on December 31, 2007, for the Summary Balance Sheet. A more complete explanation can be found in our unaudited pro forma combined financial statements included elsewhere in this information statement.

You should read the summary unaudited pro forma combined financial information in conjunction with our audited combined financial statements and the notes to the audited combined financial statements. You should also read the sections “Selected Combined Financial Data,” “Unaudited Pro Forma Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary unaudited pro forma combined financial information is qualified by reference to these sections, as well as the audited combined financial statements and the notes to the audited combined financial statements that are included elsewhere in this information statement.

The combined financial information and unaudited pro forma combined financial information are not necessarily indicative of results to be expected from any future period and do not reflect what our financial position and results of operation would have been had we operated as a separate company during the periods presented.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 AND THREE MONTHS ENDED

MARCH 31, 2008

	Year Ended December 31,				Three Months Ended March 31,
	2005	2006	2007	2007 Pro Forma	2008	2008 Pro Forma
	Audited			Unaudited	Unaudited
	(Dollars in millions)
Summary Income Statement Data:
Revenue	$823.3	$844.3	$978.0	$978.0	$260.2	$260.2
Costs and expenses:
Cost of sales	624.8	631.1	740.8	740.8	198.3	198.3
Selling, general and administrative expense	138.9	146.7	153.8	153.8	39.2	39.2
Research and development expense	18.0	16.2	18.7	18.7	5.5	5.5

Total costs and expenses	781.7	794.0	913.3	913.3	243.0	243.0
Other income (expense), net	0.7	0.1	(3.6)	(3.6)	2.1	2.1
Net interest income (expense)	0.1	0.4	0.5	(14.0)	0.1	(2.5)

Income before income taxes	42.4	50.8	61.6	47.1	19.4	16.8
Provision for income taxes	16.0	16.0	21.5	16.1	7.4	6.1

Income from continuing operations	26.4	34.8	40.1	31.0	12.0	10.7
Income from discontinued operations, net of income taxes	(1.9)	(0.2)	(3.7)	(3.7)	0.3	0.3

Net income	$24.5	$34.6	$36.4	$27.3	$12.3	$11.0

	Year Ended December 31,		Three Months Ended March 31,
	2006	2007	2008	2008 Pro Forma
	Audited		Unaudited
	(Dollars in millions)
Summary Balance Sheet Data:
Cash and cash equivalents	$10.3	$9.5	$11.7	$8.3
Short-term debt and current portion of long-term debt	(0.2)	(1.1)	(1.1)	(1.1)
Long-term debt, less current	—	—	—	(200.0)

Net (debt) cash	$10.1	$8.4	$10.6	$(192.8)

	Year Ended December 31,			Three Months Ended March 31, 2008
	2005	2006	2007
	Audited			Unaudited
	(Dollars in millions)
Summary of Cash Flow Data:
Cash provided by operating activities of continuing operations	$54.0	$96.3	$39.0	$11.5
Cash required by investing activities of continuing operations	(14.6)	(19.6)	(19.9)	(3.8)
Cash required by financing activities of continuing operations	(49.7)	(68.9)	(23.2)	(6.6)
Cash provided (required) by discontinued operations	5.5	(0.7)	2.5	0.7
Effect of exchange rate changes on cash and cash equivalents	(0.5)	0.5	0.8	0.4

Increase (decrease) in cash and cash equivalents	$(5.3)	$7.6	$(0.8)	$2.2

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this information statement, in evaluating our company and our common stock. If any of the risks described below actually occurs, our business, financial condition, results of operations, cash flows and stock price could be materially adversely affected.

Risk Factors Relating to Our Business

Our financial results are subject to fluctuations caused by many factors that could result in our failing to achieve anticipated financial results.

Our quarterly and annual financial results have varied in the past and are likely to continue to vary in the future due to a number of factors, many of which are beyond our control. In particular, the capital goods industries in which we compete can have significant variations in the number, contractual terms and size of orders. The timing of our receipt of orders and our shipment of the products or provision of services can significantly impact the sales and income of a period. These and any one or more of the factors listed below, among other things, could cause us not to achieve our revenue or profitability expectations. The resulting failure to meet market expectations could cause a drop in our stock price. These factors include the risks discussed elsewhere in this section and the following:

•	Changes in demand for our products and services, including changes in growth rates in the food processing and air transportation industries;

•	Any downturn in our customers’ businesses, in the domestic economy or in international economies where our customers do substantial business;

•	Changes in commodity prices resulting in increased manufacturing costs, such as petroleum-based products, metals or other raw materials we use in significant quantities;

•	Changes in pricing policies resulting from competitive pressures, such as aggressive price discounting by our competitors and other market factors;

•	Our ability to develop and introduce on a timely basis new or enhanced versions of our products and services;

•	Unexpected needs for capital expenditures or other unanticipated expenses;

•	Changes in the mix of revenue attributable to domestic and international sales;

•	Changes in the mix of products and services that we sell;

•	Seasonal fluctuations in buying patterns; and

•	Future acquisitions and divestitures of technologies, products and businesses.

Unanticipated delays or acceleration in our sales cycles make accurate estimation of our revenue difficult and could result in significant fluctuation in quarterly operating results.

The length of our sales cycle varies depending on a number of factors over which we may have little or no control, including the size and complexity of a potential transaction, the level of competition that we encounter in our selling activities and our current and potential customers’ internal budgeting and approval process. As a result of a generally long sales cycle, we may expend significant effort over a long period of time in an attempt to obtain an order, but ultimately not obtain the order, or the order ultimately received may be smaller than anticipated. Our revenue from different customers varies from quarter to quarter, and a customer with a large order in one quarter may generate significantly lower revenue in subsequent quarters. Due to resulting fluctuations, we believe that quarter-to-quarter comparisons of our revenue and operating results may not be meaningful, and that these comparisons may not be an accurate indicator of our future performance.

Disruptions in the political, regulatory, economic and social conditions of the foreign countries in which we conduct business or fluctuations in currency exchange rates could negatively affect our business, financial condition and results of operations.

We operate manufacturing facilities in nine countries other than the United States, and our international operations accounted for approximately half of our 2007 revenue. Multiple factors relating to our international operations and to particular countries in which we operate could have an adverse effect on our financial condition or results of operations. These factors include:

•	Nationalization and expropriation;

•	Potentially burdensome taxation;

•

Increased growth in our international business operations and revenue relative to our domestic operations may result in increasing tax liabilities resulting from repatriation of income generated outside of the United States;

•	Economic downturns, inflationary and recessionary markets, including capital and equity markets;

•	Civil unrest, political instability, terrorist attacks and wars;

•	Seizure of assets;

•	Trade restrictions, trade protection measures or price controls;

•	Foreign ownership restrictions;

•	Import or export licensing requirements;

•	Restrictions on operations, trade practices, trade partners and investment decisions resulting from domestic and foreign laws and regulations;

•	Changes in governmental laws and regulations;

•	Inability to repatriate income or capital; and

•	Reductions in the availability of qualified personnel.

Because a significant portion of our revenue is denominated in foreign currencies, changes in exchange rates will result in increases or decreases in our costs and earnings and may also affect the book value of our assets located outside the United States and the amount of our stockholders’ equity. We prepare our consolidated financial statements in U.S. dollars, but these results may fluctuate due to the fact that a significant portion of our earnings and expenditures are denominated in other currencies. Although we may seek to minimize our currency exposure by engaging in hedging transactions where we deem it appropriate, we cannot assure you that our efforts will be successful. To the extent we sell our systems and services in foreign markets, currency fluctuations may result in our systems and services becoming too expensive for foreign customers.

The increase in energy or raw material prices may reduce the profitability of our customers, which ultimately could negatively affect our business, financial condition, results of operations and cash flows.

In recent years, energy prices have continued an upward trend to historically high levels. These increases have a negative trickle down effect on many areas involved in running a business, straining profitability through increased operating costs. Our customers require large amounts of energy to run their businesses, particularly in the air transportation industry. Energy prices can affect the profitability of passenger and cargo air carriers through increased jet and ground support equipment fuel prices. Energy prices also affect food processors through increased energy and utility costs to run the plant, chemical and petroleum based raw materials used in production and fuel costs to run logistics and service fleet vehicles.

Food processors are also dependent upon the cost and supply of raw materials such as feed grains, livestock, produce and dairy products. Recent rises in the cost and limitations in availability of these commodities can negatively affect the profitability of their operations.

A reduction in profitability due to increased energy or raw material prices within our customer base may reduce their future investments in food processing equipment or airport equipment. This reduction in investment may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Changes in food consumption patterns may negatively affect our business, financial condition, results of operations and cash flows.

Diet trends can create demand for protein food products but negatively impact high-carbohydrate foods, or create demand for easy to prepare, transportable meals but negatively impact traditional canned products. Because various food types and packaging can quickly go in and out of style as a function of health, dietary or convenience trends, food processors can be challenged in forecasting the needed capacity and related equipment and services for their food plants. Consumer demand for food products can also be negatively impacted by increases in processed food prices. Shifting consumer demand for processed foods may have a material adverse effect on our business, financial condition, results of operations and cash flows.

An outbreak of animal borne diseases (H5N1, BSE or other virus strains affecting poultry or livestock) may negatively affect protein processors.

An outbreak or pandemic stemming from H5N1 (avian flu) or BSE (mad cow disease) or any other animal related disease strains could reduce the availability of poultry or beef that is processed for the restaurant, food service, wholesale or retail consumer. Should a pandemic break out, eradication of entire regional animal populations could be mandated.

Any limitation on raw material could discourage producers from making additional capital investments in processing equipment, aftermarket products, parts and services. Such a decrease in demand for our products could have a material adverse effect on our business, financial condition, results of operations and cash flows.

An outbreak of food borne illness or other food safety or quality concerns may negatively affect our business, financial condition, results of operations and cash flows.

Should an E. coli or other food borne illness cause a recall of meat or produce, the companies supplying those fresh, further processed or canned forms of these products could be severely financially affected. This type of recall, whether voluntary or mandatory, could have broad ranging and long lasting negative affects on growers, packers, retailers, wholesalers and/or restaurants. If a consumer were to become critically ill due to the outbreak, the food provider’s reputation and brand could be permanently tarnished. Any affect on the financial viability of our customer base of fresh or processed food providers could seriously affect and reduce our immediate and recurring revenue base.

Our business, financial condition, results of operations and cash flows could be materially adversely affected if consumers were to lose confidence in the safety or quality of certain food products or ingredients. Adverse publicity about these types of concerns, whether or not valid, may discourage consumers from buying processed food products or cause production and delivery disruptions. Any disruption within the food supply chain could have a negative effect on the demand for our food processing machinery and on our financial results.

Freezes, hurricanes, droughts or other natural disasters may negatively affect our business, financial condition, results of operations and cash flows.

Should a natural disaster negatively affect the production of growers or farms, the food processing industry may not have the fresh foods necessary to meet consumer demand. The crops of entire groves or fields can be severely impacted by a drought, freeze or hurricane. Should a drought or freeze continue for an extended duration or high category hurricane directly impact a tree crop area, the trees themselves could be permanently damaged. If orchards had to be replanted, the trees may not produce viable product for several years. Since our revenue generation is dependent on a farmer’s ability to provide high quality crops to some of our customers, our business, financial condition, results of operations and cash flows could be materially adversely impacted.

Citrus tree diseases may negatively affect our business, financial condition, results of operations and cash flows.

The success of our citrus business is directly related to the viability and health of citrus crops. The citrus industries in Florida, Brazil and other countries are facing increased pressure on their harvests and citrus bearing acreage due to citrus canker and greening diseases. These citrus tree diseases are often incurable once a tree has been infested and the end result can be the destruction of the tree.

We realize operating lease revenue based partially upon capacity or throughput that a citrus processor or produce packinghouse produces. Reduced amounts of available fruit for the processed or fresh markets could materially adversely affect our business, financial condition, results of operations and cash flows.

Our failure to comply with the laws and regulations governing our U.S. government contracts or the loss of production funding of any of our U.S. government contracts could harm our business.

The federal government is the largest contractor in the United States. Our JBT AeroTech business entered into contracts with the U.S. government, including a long-term contract relating to the sale of our Halvorsen Loader, which is a military air cargo loader, to the U.S. Air Force. As a result we are subject to various laws and regulations that apply to companies doing business with the U.S. government. The laws governing U.S. government contracts differ in several respects from the laws governing private contracts. They are heavily regulated to curb misappropriation of funds and ensure uniform policies and practices across agencies. Their terms are carefully drafted by teams of government attorneys. Their ongoing funding is tied to National Defense Budgets and Procurement Programs that are annually negotiated and approved or disapproved by the U.S. Department of Defense, Executive Branch and the Congress. For example, if there were any shifts in spending priorities or if funding for the U.S. Air Force cargo loader program were reduced or cancelled, the resulting loss of revenue may have a material adverse impact on our JBT AeroTech business. Many U.S. government contracts contain pricing terms and conditions that are not applicable to private contracts. Moreover, U.S. defense contracts, in particular, are unilaterally terminable at the option of the U.S. government with compensation for work completed and costs incurred.

Contracts with the U.S. government are also subject to special laws and regulations, the noncompliance with which may result in various sanctions. Contractors, sometimes without their knowledge, are subject to investigations by the U.S. government initiated in various ways. If, for any reason, we were now or at any time in the future found to be non-compliant to any laws or regulations governing U.S. government contracts, our earnings could be negatively impacted. In addition, any delays of deliverables due to our non-performance would also have a negative impact on these contracts.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition, results of operations and cash flows.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition, results of operations and cash flows. Any future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers or the economy as a whole may materially adversely affect our operations or those of our customers. As a result, there could be delays or losses in transportation and deliveries to our customers, decreased sales of our products and extension of time for payment of accounts receivable from our customers. Strategic targets such as those relating to transportation and food processing may be at greater risk of future terrorist attacks than other targets in the United States. It is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Due to the type of contracts we enter into, the cumulative loss of several major contracts may negatively affect our business, financial condition, results of operations and cash flows.

We often enter into large, project-oriented contracts or long-term equipment leases and service agreements. These agreements may be terminated or breached, or our customers may fail to renew these agreements. If we were to lose several key agreements over a relatively short period of time and if we were to fail to develop alternative business opportunities, we could experience a materially adverse impact on our business, financial condition, results of operations and cash flows.

We may lose money on fixed-price contracts.

As is customary for several of the business areas in which we operate, we agree, in some cases, to provide products and services under fixed-price contracts. Under these contracts, we are typically responsible for cost overruns. Our actual costs and any gross profit realized on these fixed-price contracts may vary from the estimated amounts on which these contracts were originally based. There is inherent risk in the estimation process, including significant unforeseen technical and logistical challenges or longer than expected lead times. A fixed-price contract may prohibit our ability to mitigate the impact of unanticipated increases in raw material prices (including the price of steel) through increased pricing. Depending on the size of a project, variations from estimated contract performance could have a materially adverse impact on our business, financial condition, results of operations and cash flows.

Customer sourcing initiatives may negatively affect new equipment and aftermarket businesses.

Integration of the supply chain to provide a sustainable competitive advantage has become an objective for many multi-national companies. With continued price pressure from consumers, wholesalers and retailers, manufacturers are focusing their efforts on ways to reduce costs, improve sourcing processes and enhance profitability. The use of online auctions, off-shore engineering and use of low cost countries has become more commonplace.

Although these inherently are good practices, it can depersonalize the sales process and result in a shift in focus to short term cost savings as opposed to fully understanding all of the cost components that are associated with capital goods purchases over the lifetime of the investment. If customers implement sourcing initiatives focused solely on immediate cost savings and not on total cost of ownership, our new equipment and aftermarket sales could be negatively affected.

The emergence of low-cost suppliers in Asia may negatively affect our business, financial condition, results of operations and cash flows.

Asian equipment manufacturers originally provided low cost and undifferentiated machinery to markets focused on less complex and less expensive solutions. Some of these equipment suppliers are shifting their focus upstream to an emerging domestic middle market and preparing themselves for worldwide competition. Although these competitors find it difficult to compete in the global arena through innovation or by establishing a strong brand presence, their determination cannot be underestimated and at some point in the future, may pose a threat to our global market positions.

The solutions we sell are very complex, and we need to rapidly and successfully develop and introduce new solutions in a global, competitive, demanding and changing environment.

To succeed in the globally competitive food processing and air transportation industries, we must continually develop our product and service offerings. This requires a high level of innovation. In addition, bringing new solutions to the market entails a costly and lengthy process and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to demands and develop leading technologies in the food processing and air transportation industries, or our business, financial condition, results of operations and cash flows may be materially adversely affected.

There can be no assurance that our innovations will be profitable, and if we cannot successfully market and sell both existing and newly developed solutions, our business and operating results could be impacted. Significant investments in unsuccessful research and development efforts could materially adversely affect our business, financial condition and results of operations. If we were to lose our significant technology advantage, our market share and growth could be materially adversely affected. In addition, if we are unable to deliver products, features and functionality as projected, we may be unable to meet our commitments to customers, which could have a materially adverse effect on our reputation and business.

Our business, financial condition, results of operations and cash flows could be materially adversely affected by competing technology. Some of our competitors are large multinational companies that may have greater financial resources than us, and they may be able to devote greater resources to research and development of new systems, services and technologies than we are able to do. Moreover, some of our competitors operate in narrow business areas, allowing them to concentrate their research and development efforts directly on products and services for those areas.

When we develop new products with higher capacity and more advanced technology, the increased difficulty and complexity associated with producing these products increases the likelihood of reliability, quality or operability problems.

Despite rigorous testing prior to their release and superior quality processes, newly developed or enhanced products and solutions may have some start up issues which may be found after the products are introduced and shipped. This risk is enhanced when products are first introduced, as well as when we develop products with more advanced technology, since the increased difficulty and complexity associated with producing these products increases the likelihood of reliability, quality or operability problems. The correction and detection of issues may cause delays, lost revenue and incremental costs. While we attempt to remedy errors that we believe would be considered critical by our customers prior to shipment, we may not be able to detect or remedy all such errors.

Our customers who rely on our solutions for business-critical applications are more sensitive to product errors, which could expose us to product liability, performance and warranty claims, as well as harm to our reputation. These and other risks associated with new product and service offerings may have a materially adverse impact on our business, financial condition, results of operations and cash flows.

Product introductions and certain enhancements of existing products by us in future periods may also reduce demand for our existing products or could delay purchases by customers awaiting arrival of our new products. As new or enhanced products are introduced, we must successfully manage the transition from older products.

In the ordinary course of business, we continually evaluate opportunities for new product and service offerings, new markets and new geographic sectors, and development of such opportunities could entail certain business risks which could affect our financial condition.

If we are unable to develop, preserve and protect our intellectual property assets, our business, financial condition, results of operations and cash flows may be negatively affected.

As a technology company, our intellectual property portfolio is crucial to our continuing ability to be a leading solutions and services provider to the food processing and air transportation industries. We strive to protect and enhance our proprietary intellectual property rights through patent, copyright, trademark and trade secret laws, as well as through technological safeguards. To the extent we are not successful, our business, financial condition, results of operations and cash flows could be materially adversely impacted. We may be unable to prevent third parties from using our technology without our authorization or independently developing technology that is similar to ours, particularly in those countries where the laws do not protect our proprietary rights as fully as in the United States. With respect to our pending patent applications, we may not be successful in securing patents for these claims, and our competitors may already have applied for patents that, once issued, will prevail over our patent rights or otherwise limit our ability to sell our products.

While we take steps to provide for confidentiality obligations of employees and third parties with whom we do business (including customers, suppliers and strategic partners), there is a risk that such parties will breach such obligations and jeopardize our intellectual property rights. Although we have agreements in place to mitigate this risk, there can be no assurance that such protections will be sufficient.

We are actively engaged in efforts to protect the value of our intellectual property and to prevent others from infringing our intellectual property rights. However, due to the complex and technical nature of such efforts and the potentially high stakes involved, such enforcement activity can be expensive and time consuming, and there can be no assurance that we will be successful in these efforts.

Claims by others that we infringe their intellectual property rights could harm our business, financial condition, results of operations and cash flows.

We have seen a trend towards aggressive enforcement of intellectual property rights as the functionality of products in our industry increasingly overlaps and the volume of issued patents continues to grow. As a result, there is a risk that we could be subject to infringement claims which, regardless of their validity, could:

•	Be expensive, time consuming and divert management attention away from normal business operations;

•	Require us to pay monetary damages or enter into non-standard royalty and licensing agreements;

•	Require us to modify our product sales and development plans; or

•	Require us to satisfy indemnification obligations to our customers.

Regardless of whether these claims have any merit, they can be burdensome to defend or settle and can harm our business and reputation.

Our information systems, computer equipment and information databases are critical to our business operations, and any damage or disruptions could negatively affect our business, financial condition, results of operations and cash flows.

Our operations are dependent on our ability to protect our computer equipment and the information stored in our databases from damage by, among other things, earthquake, fire, natural disaster, power loss, telecommunications failures, unauthorized intrusions and other catastrophic events. A part of our operations is based in an area of California that has experienced power outages and earthquakes, while another part of our operations is based in an area of Florida that has experienced power outages and hurricanes. Despite our best efforts at planning for such contingencies, catastrophic events of this nature may still result in system failures and other interruptions in our operations, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, it is periodically necessary to replace, upgrade or modify our internal information systems. If we are unable to do this in a timely and cost-effective manner, especially in light of demands on our information technology resources, our ability to capture and process financial transactions and therefore our business, financial condition, results of operations and cash flows may be materially adversely impacted.

Inadequate internal controls and accounting practices could lead to errors, which could negatively impact our business, financial condition, results of operations and cash flows.

We will have internal controls and management oversight systems in place, however, we may not be able to prevent or detect misstatements in our reported financial statements due to system errors, the potential for human error and unauthorized actions of employees or contractors, inadequacy of controls, temporary lapses in controls due to shortfalls in transition planning and oversight resource contracts and other factors. In addition, due to their inherent limitations, such controls may not prevent or detect misstatements in our reported financial results as required under SEC and NYSE rules, which could increase our operating costs or impair our ability to operate our business. Controls may also become inadequate due to changes in circumstances, and it is necessary to replace, upgrade or modify our internal information systems from time to time. If we are unable to implement these changes in a timely and cost-effective manner, our ability to capture and process financial transactions and support our customers as required may be materially adversely impacted and could harm our business, financial condition, results of operations and cash flows.

In addition, despite transition planning and management oversight, our transition from operating as businesses of FMC Technologies to operating as a standalone company can create certain risks of operational inefficiencies and delays.

We may supplement our internal growth through strategic combinations, and our success depends on our ability to successfully integrate, operate and manage these acquired businesses and assets.

We may supplement our internal growth through strategic combinations, asset purchases and other transactions that complement or expand our existing businesses. Each of these transactions involves a number of risks, including:

•	The diversion of our management’s attention from our existing businesses to integrating the operations and personnel of the acquired or combined business;

•	Possible material adverse effects on business, financial condition, results of operations and cash flows during the integration process; and

•	Our possible inability to achieve the intended objectives of the transaction.

We may hire additional employees in connection with these acquisitions. We may not be able to successfully integrate all of the newly hired employees, or profitably integrate, operate, maintain and manage our newly acquired operations in a competitive environment. We may not be able to maintain uniform standards, controls, procedures and policies, and this may lead to operational inefficiencies.

We may seek to finance an acquisition through borrowings or through the issuance of new debt or equity securities. If we make a relatively large acquisition, we could deplete a substantial portion of our financial resources to the possible detriment of our other operations. Any future acquisitions could also dilute the equity interests of our stockholders, require us to write off assets for accounting purposes or create other undesirable accounting results, such as significant expenses for amortization or impairment of goodwill or other intangible assets.

Loss of our key management and other personnel could impact our business.

We depend on our senior executive officers and other key personnel. The loss of any of these officers or key personnel could materially adversely affect our business, financial condition, results of operations and cash flows. In addition, competition for skilled and non-skilled employees among companies that rely heavily on engineering, technology and manufacturing is intense, and the loss of skilled or non-skilled employees or an inability to attract, retain and motivate additional skilled and non-skilled employees required for the operation and expansion of our business could hinder our ability to conduct research activities successfully, develop new products and services and meet customers’ shipments.

The industries in which we operate expose us to potential liabilities arising out of the installation or use of our systems that could negatively affect our business, financial condition, results of operations and cash flows.

Our businesses supply equipment and systems for use in food processing as well as equipment, systems and services used in airports all over the world, which creates potential exposure for us to liability for personal injury, wrongful death, product liability, commercial claims, property damage, pollution and other environmental damages. Although we have obtained business and related risk insurance, we cannot assure you that our insurance will be adequate to cover all potential liabilities. Further, we cannot assure you that insurance will generally be available in the future or, if available, that premiums to obtain such insurance will be commercially justifiable. If we incur substantial liability and the damages are not covered by insurance or are in excess of policy limits, or if we were to incur liability at a time when we are not able to obtain liability insurance, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Environmental protection initiatives may negatively impact the profitability of our business.

Global initiatives to protect and steward the environment have moved to center stage. From global warming and climate change to urban sprawl and resource depletion, corporations and consumers are becoming more aware and concerned about the impact of human activity on the environment. Comprehensive global and national greenhouse gas reduction programs have been proposed and are being discussed within legislatures, boardrooms and households. The ultimate costs, implementation and success of such broad reaching programs will be dependent on the precise emissions targets, the timing for the reductions and the means of implementation.

Pressures to reduce the footprint of carbon emissions impact the air transportation and manufacturing sectors. Airports, airlines and air cargo providers are continually looking for new ways to become more energy efficient and reduce pollutants. Manufacturing plants are seeking means to reduce their heat-trapping emissions and minimize their energy and water usage. All of the initiatives come at a cost both to our customers’ operations as well as to our operating costs and therefore may materially adversely impact our business, financial condition, results of operations and cash flows.

Changes in U.S. immigration policy could negatively affect the profitability of our customers, which ultimately could negatively affect our business, financial condition, results of operations and cash flows.

A number of food growers and food processors employ migrant workers throughout their operations during the seasonal crop peaks. Should a legislative or immigration policy alter or restrict the availability of migrant workers, food growers and processors would be limited in their ability to grow, harvest or process their food products. Any workforce shortage or increased labor costs could adversely impact the profitability of these customers, which could also materially adversely affect our ongoing sales and service revenue and our business, financial condition, results of operations and cash flows.

Our operations and industries are subject to a variety of U.S. and international laws, which laws can change. We therefore face uncertainties with regard to lawsuits, regulations and other related matters.

In the normal course of business, we are subject to proceedings, lawsuits, claims and other matters, including those that relate to the environment, health and safety, employee benefits, export compliance, intellectual property, product liability, tax matters and regulatory compliance. For example, we are subject to changes in foreign laws and regulations that may encourage or require us to hire local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular non-U.S. jurisdiction. In addition, environmental laws and regulations affect the systems and services we design, market and sell, as well as the facilities where we manufacture our systems. We are required to invest financial and managerial resources to comply with environmental laws and regulations and anticipate that we will continue to be required to do so in the future.

There is an increased focus by the United States Securities and Exchange Commission, or the SEC, and Department of Justice on enforcement of the Foreign Corrupt Practices Act (the “FCPA”). Given the breadth and scope of our international operations, we may not be able to detect or prevent improper or unlawful conduct by our international partners and employees, despite our ethics, governance and compliance standards, which could put us at risk regarding possible violations of laws, including the FCPA.

Considerable management time and resources will be spent to understand and comply with changing laws, regulations and standards relating to corporate governance, public disclosure (including the Sarbanes-Oxley Act of 2002), SEC regulations and the rules of the NYSE where our shares are expected to be listed. Although we do not believe that any recent regulatory and legal initiatives will result in significant changes to our internal practices or our operations, rapid changes in accounting standards, taxation requirements, and federal securities laws and regulations, among others, may substantially increase costs to our organization and could materially adversely impact our business, financial condition, results of operations and cash flows.

We have a significant amount of indebtedness, which makes us more vulnerable to adverse economic and competitive conditions.

Relative to our stockholders’ equity, we have a significant amount of indebtedness. As of the effective date of the spin-off, we had outstanding long-term indebtedness of $[    ] million and stockholders’ equity of $[    ] million. This amount of debt is substantial and our debt could:

•

require us to repatriate a substantial portion of our non-U.S. earnings and cash flow from operations for payments on our indebtedness, thereby increasing our effective tax rate and reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our less leveraged competitors; or

•	increase our vulnerability to both general and industry-specific adverse economic conditions; and limit, among other things, our ability to borrow additional funds.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” beginning on page 40.

Risk Factors Relating to the Spin-Off

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from FMC Technologies.

As a stand-alone, independent public company, we believe that our business will benefit from, among other things, allowing our management to design and implement corporate policies and strategies that are based primarily on the characteristics of our business, to focus our financial resources wholly on our own operations and to implement and maintain a capital structure designed to meet our own specific needs. However, we may not be able to achieve some or all of the benefits expected as a result of the spin-off.

Additionally, by separating from FMC Technologies, there is a risk that our company may be more susceptible to stock market fluctuations and other adverse events than we would have been were we still a part of the current FMC Technologies due to a reduction in market diversification. Prior to the spin-off, we have been able to take advantage of FMC Technologies’ size and purchasing power in procuring goods, technology and services, including insurance, employee benefit support and audit services. As a separate, stand-alone entity, we may be unable to obtain access to financial and other resources on terms as favorable as those available to us prior to the separation. Furthermore, as a stand-alone company, we will not be able to enjoy certain benefits from FMC Technologies’ operating diversity, borrowing leverage and available capital for investments.

If the distribution, together with certain related transactions, were to fail to qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, then our stockholders, we and/or FMC Technologies might be subject to significant tax liability.

FMC Technologies has applied for a private letter ruling from the IRS substantially to the effect that the distribution, together with certain related transactions, will qualify for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code. In addition, FMC Technologies intends to obtain an opinion from Kirkland & Ellis LLP substantially to the effect that the distribution, together with certain related transactions, will so qualify. Although FMC Technologies’ Board of Directors may waive the conditions of receiving both the ruling and the opinion, FMC Technologies has advised us that it does not intend to complete the distribution if it has not obtained the IRS private letter ruling and an opinion from Kirkland & Ellis LLP substantially to the effect that the distribution, together with certain related transactions, will qualify for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code. Both the IRS private letter ruling and the opinion will be based, in part, on certain representations, assumptions and undertakings, including those relating to the past and future conduct of our business, and neither the IRS private letter ruling nor the opinion would be valid if such representations, assumptions and undertakings were incorrect. Therefore, notwithstanding the IRS private letter ruling and opinion, the IRS could later determine that the distribution should be treated as a taxable transaction if it determines on audit that any of the representations, assumptions or undertakings that were included in the request for the private letter ruling are false or have been violated. For more information regarding the tax opinion and the private letter ruling, see the section entitled “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” beginning on page 28.

If the distribution fails to qualify for tax-free treatment, FMC Technologies would be treated as if it had sold the common stock of our company for its fair market value, resulting in a taxable gain to the extent of the excess of such fair market value over its tax basis in the stock. In general, our initial public stockholders would be treated as if they had received a taxable distribution equal to the fair market value of our common stock that was distributed to them. Under the tax sharing agreement between FMC Technologies and us, we would generally be required to indemnify FMC Technologies against any tax owed by FMC Technologies resulting from the distribution to the extent that such tax resulted from (i) an acquisition of all or a portion of our stock or assets, whether by merger or otherwise, (ii) other actions or failures to act by us or (iii) any of our representations or undertakings being incorrect or violated. For a more detailed discussion, see the section entitled “Our Relationship with FMC Technologies after the Spin-Off—Tax Sharing Agreement” beginning on page 115. Our indemnification obligations to FMC Technologies and its subsidiaries, officers and directors are not limited by any maximum amount. If we are required to indemnify FMC Technologies or such other persons under the circumstances set forth in the Tax Sharing Agreement, we may be subject to substantial liabilities.

We could be liable to FMC Technologies for adverse tax consequences resulting from certain change-in-control transactions and therefore could be prevented from engaging in strategic or capital raising transactions.

FMC Technologies could recognize a taxable gain if the spin-off is determined to be part of a plan or series of related transactions pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest in either FMC Technologies or JBT Corporation. Under the Code, any acquisitions of FMC Technologies or JBT Corporation within the four-year period beginning two years before the date of the spin-off are presumed to be part of such a plan. Regulations issued by the IRS, however, provide mitigating rules in many circumstances. Nonetheless, a merger, recapitalization or acquisition, or issuance or redemption of our common stock after the spin-off could, in some circumstances, be counted toward the 50% change of ownership threshold. The tax sharing agreement precludes us from engaging in some of these transactions unless we first obtain a tax opinion acceptable to FMC Technologies or an IRS ruling to the effect that such transactions will not result in additional taxes. The tax sharing agreement further requires us to indemnify FMC Technologies for any resulting taxes owed by FMC Technologies regardless of whether we first obtain such opinion or ruling. As a result, we may be unable to engage in strategic or capital raising transactions that stockholders might consider favorable or to structure potential transactions in the manner most favorable to us.

Our operations may depend on the availability of additional financing and, after the spin-off, we will not be able to obtain financing from FMC Technologies. We may not have access to funds under our credit facility.

Following the spin-off, we expect to have sufficient liquidity to support the development of our business. In the future, however, we may require additional financing for liquidity, capital requirements and growth initiatives. After the spin-off, FMC Technologies will not provide funds to us. Accordingly, we will depend on our ability to generate cash flows from operations and to borrow funds and issue securities in the capital markets to maintain and expand our business. We may need to incur debt on terms and at interest rates that may not be as favorable as those historically enjoyed by FMC Technologies. In addition, future events may prevent us from borrowing funds under our new revolving credit facility. Any inability by us to obtain financing in the future on favorable terms could have a negative effect on our results of operations, cash flows and financial condition.

Our ability to operate our businesses may suffer if we do not, quickly and cost-effectively, establish our own financial, administrative and other support functions to successfully operate as a stand-alone entity, and we cannot assure you that the transitional services FMC Technologies has agreed to provide us will be sufficient for our needs.

Historically, our businesses have relied on financial, administrative and other resources of FMC Technologies. After this spin-off, we will need to create our own financial, administrative and other support systems or contract with a third party to replace FMC Technologies’ resources. We have entered into an agreement with FMC Technologies under which FMC Technologies will provide transitional services to us, including services related to information technology systems, treasury, legal, financial and accounting services. Although FMC Technologies will be contractually obligated to provide us with these services after the distribution, these services may not be sufficient to meet our needs, and we may not be able to replace these services at all or obtain these services at prices and on terms as favorable as we currently have them, after our agreement with FMC Technologies expires. Any failure or significant downtime in our own financial or administrative systems or in FMC Technologies’ financial or administrative systems during the transitional period could prevent us from paying our employees, billing our customers or performing other administrative services on a timely basis and could materially harm our business or operations.

Our historical and pro forma financial information may not be indicative of our future results as an independent company.

The historical and pro forma financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been an independent company during the periods presented or be indicative of what our results of operations, financial position and cash flows may be in the future when we are an independent company. We have made adjustments based upon available information and assumptions that we believe are reasonable to reflect these factors, among others, in our pro forma financial information included in this information statement. However, our assumptions may not prove to be accurate and, accordingly, our pro forma information should not be assumed to be indicative of what our results of operations, cash flows or financial condition actually would have been as a stand-alone public company nor to be a reliable indicator of what our results of operations, cash flows and financial condition actually may be in the future.

For additional information about the past financial performance of our business and the basis of the presentation of the historical combined financial statements, see “Selected Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and the accompanying notes included elsewhere in this information statement.

The agreements that we have entered into or will enter into with FMC Technologies may involve, or may appear to involve, conflicts of interest.

Because the spin-off involves the separation of what are currently the FoodTech and Airport Systems business segments of FMC Technologies into JBT Corporation, an independent company, we are entering into certain agreements with FMC Technologies to provide a framework for our initial relationship with FMC Technologies following the spin-off. We negotiated these agreements with FMC Technologies while we were still business segments of FMC Technologies. Accordingly, some of the persons who are expected to become our officers and directors are employees, officers or directors of FMC Technologies or its subsidiaries, and, as such, have an obligation to serve the interests of FMC Technologies and its subsidiaries. As a result, they could be viewed as having a conflict of interest.

Our corporate governance documents, our rights plan and Delaware law may delay or discourage takeovers and business combinations that our stockholders might consider in their best interests.

Provisions in our amended and restated certificate of incorporation and by-laws may make it difficult and expensive for a third-party to pursue a tender offer, change-in-control or takeover attempt that is opposed by our management and Board of Directors. These provisions include, among others:

•	A Board that is divided into three classes with staggered terms;

•	Limitations on the right of stockholders to remove directors;

•	The right of our Board to issue preferred stock without stockholder approval;

•	Inability of our stockholders to act by written consent; and

•	Rules regarding how stockholders may present proposals or nominate directors at stockholders meetings.

Public stockholders who might desire to participate in this type of transaction may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change-in-control or change our management and Board and, as a result, may adversely affect the marketability and market price of our common stock.

In addition, we expect that our Board will adopt a stockholder rights plan intended to deter hostile or coercive attempts to acquire us. Under the plan, if any person or group acquires, or begins a tender or exchange offer that could result in such person acquiring 15% or more of our common stock, without approval of our Board under specified circumstances, our other stockholders will have the right to purchase shares of our common stock, or shares of the acquiring company, at a substantial discount to the public market price. Therefore, the rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board, except pursuant to any offer conditioned on a substantial number of rights being acquired. See “Description of Our Capital Stock—Rights Agreement” beginning on page 122.

We will also be subject to the provisions of Delaware law described below regarding business combinations with interested stockholders. Section 203 of the Delaware General Corporation Law applies to a broad range of business combinations between a Delaware corporation and an interested stockholder. The Delaware law definition of “business combination” includes mergers, sales of assets, issuances of voting stock and certain other transactions. An “interested stockholder” is defined as any person who owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation.

Section 203 prohibits a corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless:

•

The Board approved the business combination before the stockholder became an interested stockholder, or the Board approved the transaction that resulted in the stockholder becoming an interested stockholder;

•

Upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, such stockholder owned at least 85% of the voting stock outstanding when the transaction began other than shares held by directors who are also officers and other than shares held by certain employee stock plans; or

•

The Board approved the business combination after the stockholder became an interested stockholder and the business combination was approved at a meeting by at least two-thirds of the outstanding voting stock not owned by such stockholder.

Although we believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics and thereby provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our Board of Directors, these provisions apply even if the offer may be considered beneficial by some stockholders.

Risk Factors Relating to Our Common Stock

There may not be an active trading market for shares of our common stock.

Prior to the spin-off, there has been no public trading market for shares of our common stock. We intend to apply to have our common stock authorized for listing on the NYSE under the symbol “JBT.” We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market in our common stock or how liquid such a market might become. It is possible that, after the spin-off, an active trading market will not develop or continue, and there can be no assurance as to the price at which our common stock will trade. The initial share price of our common stock may not be indicative of prices that will prevail in any future trading market.

In addition, because of the significant changes that will take place as a result of the spin-off, the trading market for both our common stock and FMC Technologies’ common stock after the spin-off may be significantly different from that for FMC Technologies’ common stock prior to the spin-off. The market may view us as a “new” company after the spin-off, and it is possible that we will not be the subject of significant research analyst coverage. The absence of significant research analyst coverage of our company can adversely affect the market value and liquidity of an equity security.

We cannot predict the price range or volatility of our common stock after the spin-off, and sales of a substantial number of shares of our common stock may adversely affect the market price of our common stock.

From time to time, the market price and volume of shares traded of companies in the industries in which we operate experience periods of significant volatility. Company-specific issues and developments generally affecting our industries or the economy may cause this volatility. The market price of our common stock may fluctuate in response to a number of events and factors, including:

•	General economic, market and political conditions;

•	Quarterly variations in results of operations or results of operations that could be below the expectations of the public market analysts and investors;

•	Changes in financial estimates and recommendations by securities analysts;

•	Operating and market price performance of other companies that investors may deem comparable;

•	Press releases or publicity relating to us or our competitors or relating to trends in our markets; and

•	Sales of common stock or other securities by insiders.

In addition, broad market and industry fluctuations, as well as investor perception and the depth and liquidity of the market for our common stock may adversely affect the trading price of our common stock, regardless of actual operating performance.

Sales or distributions of a substantial number of shares of our common stock in the public market or otherwise following the spin-off, or the perception that such sales could occur could adversely affect the market price of our common stock. After the spin-off, all of the shares of our common stock, other than the shares held by executive officers and directors, will be eligible for immediate resale in the public market. Investment criteria of certain investment funds and other holders of our common stock may result in the immediate sale of our common stock after the spin-off to the extent such stock no longer meets these criteria. Substantial selling of our common stock, whether as a result of the spin-off or otherwise, could adversely affect the market price of our common stock.

We cannot assure you as to the price at which our common stock will trade after the distribution date. Until our common stock is fully distributed and an orderly market develops in our common stock, the price at which our common stock trades may fluctuate significantly and may be lower or higher than the price that would be expected for a fully distributed issue.

The payment of dividends will be at the discretion of our Board of Directors.

We anticipate that we will pay cash dividends on our common stock following the spin-off. The initial quarterly dividend will be $[0.08] per share. The declaration and amount of future dividends, if any, will be determined by our Board of Directors and will depend on our financial condition, earnings, capital requirements, financial covenants, regulatory constraints, industry practice and other factors our Board deems relevant. See “Dividend Policy” on page 32 for additional information on our dividend policy following the spin-off.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This information statement and other materials filed or to be filed by us and FMC Technologies, as well as information in oral statements or other written statements made or to be made by us and FMC Technologies, contain statements, including in this document under the captions “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” that are, or may be considered to be, forward-looking statements. All statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “foresees” or the negative version of those words or other comparable words and phrases. Any forward-looking statements contained in this information statement are based upon our historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved.

We believe that the factors that could cause our actual results to differ materially include but are not limited to the factors we describe in this information statement, including under “Risk Factors,” “The Spin-off” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

•	Fluctuations in our financial results;

•	Unanticipated delays or acceleration in our sales cycles;

•	Changes in demand for our products and services;

•	Changes in commodity prices, including those impacting materials used in our business;

•	Disruptions in the political, regulatory, economic and social conditions of the foreign countries in which we conduct business;

•	Increases in energy prices;

•	Changes in food consumption patterns;

•	Impacts of pandemic illnesses, food borne illnesses and diseases to various agricultural products;

•	Weather conditions and natural disasters;

•	Changes in U.S. immigration policy;

•	Acts of terrorism or war;

•	Termination or loss of major customer contracts;

•	Customer sourcing initiatives;

•	Competition and innovation in our industries;

•	Our ability to develop and introduce new or enhanced products and services;

•	Difficulty in developing, preserving and protecting our intellectual property;

•	Competition from low-cost suppliers in Asia;

•	Our ability to protect our information systems;

•	Adequacy of our internal controls;

•	Our ability to successfully integrate, operate and manage acquired businesses and assets;

•	Loss of key management and other personnel;

•	Potential liability arising out of the installation or use of our systems;

•	Our ability to comply with the laws and regulations governing our U.S. government contracts;

•	Our ability to comply with U.S. and international laws governing our operations and industries;

•	The outcome of pending or future litigation;

•	Increases in tax liabilities;

•	Difficulty in implementing our business strategies;

•	Availability and access to financial and other resources;

•	Failure to qualify as a tax-free reorganization;

•	Our ability to obtain financing; and

•	Our ability to establish our own financial, administrative and other support functions.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this information statement. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this information statement are made only as of the date of this information statement, and we undertake no obligation to publicly update or review any forward-looking statement made by us or on our behalf, whether as a result of new information, future developments, subsequent events or circumstances or otherwise.

THE SPIN-OFF

After a thorough strategic review of FMC Technologies’ global portfolio, FMC Technologies determined that separating the FoodTech and Airport Systems businesses from its other operations would allow them to be in a better position to thrive under its own management focus and long-term growth plans and allow the separate entities to create more long-term value individually than through the combined entity.

The transaction, which is intended to be in the form of a tax-free dividend to FMC Technologies’ stockholders, is subject to a number of conditions, including the receipt of a favorable ruling from the IRS and necessary consents and regulatory approvals. FMC Technologies’ Board of Directors will establish record and payment dates for the spin-off shortly before the completion of the distribution.

Reasons for the Spin-Off

FMC Technologies’ Board of Directors believes that the spin-off will separate businesses with fundamentally different characteristics that require management to pursue distinctly different operating and business strategies. The separation is intended to benefit stockholders by allowing us to maximize the performance of our businesses assets through undivided senior management focus on and capital allocation to these businesses.

The Board of Directors of FMC Technologies considered the following potential benefits in making the determination to effect the spin-off.

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Allow management of each separated company to design and implement corporate strategies and policies that are based primarily on the business characteristics of that company, maintain a sharper focus on core business and growth opportunities, and concentrate their financial resources wholly on their own operations.

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Increase focus on core business priorities to drive shareholder value. FMC Technologies and JBT Corporation will be better able to focus their attention and financial resources on their own distinct businesses, opportunities, markets and challenges so that each can pursue the most appropriate long-term growth opportunities and business strategies. FMC Technologies’ management believes that a separate focus on these items will allow each company to unlock value not currently being realized.

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Allow each separated company to recruit and retain employees pursuant to compensation policies which are appropriate for their respective lines of business. As a separate, publicly-traded company with our own executive management team, we may be able to attract greater media attention and press coverage, which could strengthen our ability to promote the JBT Corporation brand.

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Reduce internal competition for capital. Historically, our access to resources has been limited as FMC Technologies’ strategy was to build its energy businesses. We will now be able to invest any excess cash flow into the growth initiatives of our businesses, rather than having a part of our cash flow reinvested into FMC Technologies’ energy businesses. In addition, we will have direct access to the public capital markets to allow us to seek to finance our operations and growth without having to compete with FMC Technologies’ energy businesses with respect to financing. With their strong market positions, JBT FoodTech and JBT AeroTech will be well positioned to acquire companies and technologies within their markets. As an independent entity, we will be in a position to pursue strategies our Board of Directors and management believe will create long-term stockholder value, including organic and acquisition growth opportunities, provided we continue to have access to capital.

•	Provide both companies heightened strategic flexibility to form strategic business alliances in their target markets, unencumbered by considerations of the potential impact on the other business.

•	Create common equity shares for JBT Corporation, including options and restricted share units, providing the appropriate incentive mechanisms to motivate and reward our management and employees. The common shares of the independent, publicly-traded JBT Corporation will have a value that reflects the efforts and performance of our management and employees. As a result, we will be able to develop better incentive programs to attract and retain key employees through the use of stock-based and performance-based incentive plans that more directly link their compensation with our financial performance. These programs will be designed to more directly reward employees based on our performance.

•	Allow us to effect future acquisitions utilizing our common stock for all or part of the consideration and to issue a security more directly tied to the performance of our business.

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Increase transparency and clarity into the different businesses of FMC Technologies and JBT Corporation. The investment community, including the respective analysts, stockholders and investors of FMC Technologies and JBT Corporation, will be better able to evaluate the merits and future prospects of each company. This will enhance the likelihood that each company will receive appropriate market recognition of its individual performance and potential.

Neither we nor FMC Technologies can assure you that, following the spin-off, any of these benefits will be realized to the extent anticipated or at all. For a description of the factors that might impact our ability to achieve these benefits, see “Risk Factors.”

FMC Technologies’ Board of Directors also considered a number of other factors in evaluating the spin-off, including:

•	The one-time and on-going costs of the spin-off;

•	Our capital structure;

•	The possibility that disruptions in normal business may result;

•	The limitations placed on us as a result of the tax sharing agreement and other agreements that we are entering into with FMC Technologies in connection with the spin-off; and

•

The risk that the combined trading prices of our common stock and FMC Technologies common stock after the distribution may be lower than the trading price of FMC Technologies common stock before the distribution.

FMC Technologies’ Board of Directors concluded, however, that the potential long-term benefits of the spin-off outweigh these factors, and that separating us from FMC Technologies in the form of a tax-free distribution is appropriate and advisable.

Manner of Effecting the Spin-Off

The general terms and conditions relating to the spin-off will be set forth in the Separation Agreement between us and FMC Technologies. The spin-off will be effective at 11:59 p.m., New York City time on the distribution date, which is [    ], 2008. As a result of the spin-off, each FMC Technologies stockholder will receive [.215] of a share of our common stock for every share of FMC Technologies common stock they own. In order to be entitled to receive shares of our common stock in the spin-off, FMC Technologies stockholders must be stockholders at 5:00 p.m., New York City time, on the record date, [    ], 2008. The spin-off of our shares will be made in book-entry form, and physical stock certificates will be issued only upon request. Each share of our common stock that is distributed will be validly issued, fully paid and nonassessable and free of preemptive rights. See “Description of Our Capital Stock” beginning on page 119.

FMC Technologies stockholders will not be required to pay for shares of our common stock received in the spin-off or to surrender or exchange shares of FMC Technologies common stock in order to receive our common stock or to take any other action in connection with the spin-off. No vote of FMC Technologies stockholders is required or sought in connection with the spin-off, and FMC Technologies stockholders have no appraisal rights in connection with the spin-off.

IN ORDER TO BE ENTITLED TO RECEIVE SHARES OF OUR COMMON STOCK IN THE SPIN-OFF, YOU MUST BE A HOLDER OF FMC TECHNOLOGIES COMMON STOCK AT 5:00 P.M., NEW YORK CITY TIME, ON THE RECORD DATE.

Results of the Spin-Off

After the spin-off, we will be a separately traded, public company. Immediately following the spin-off, we expect to have approximately [    ] beneficial holders and [    ] record holders of shares of our common stock based on the number of beneficial and record holders, respectively, of shares of FMC Technologies common stock on [    ], 2008. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of FMC Technologies options between the date the Board of Directors of FMC Technologies declares the dividend for the spin-off and the record date for the spin-off.

FMC Technologies and JBT Corporation will be parties to a number of agreements that govern the spin-off and the future relationship between the two companies. For a more detailed description of these agreements, please see “Our Relationship with FMC Technologies After the Spin-Off” beginning on page 112.

Material U.S. Federal Income Tax Consequences of the Spin-Off

The following is a summary of certain U.S. federal income tax consequences to FMC Technologies, the holders of FMC Technologies common stock, us and the holders of our common stock after the spin-off as of the date hereof. This summary does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as stockholders subject to the alternative minimum tax, tax-exempt entities, non-resident alien individuals, foreign entities, foreign trusts and estates and beneficiaries thereof, stockholders who acquire shares as compensation for services (including holders of FMC Technologies restricted stock who did not make a Section 83(b) election), banks, insurance companies, other financial institutions, traders in securities that use mark-to-market accounting, and dealers in securities or commodities. In addition, this summary does not address any state, local or foreign tax consequences. This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions, as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

If a partnership holds FMC Technologies or our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding FMC Technologies or our common stock, you should consult your tax advisors.

All stockholders should consult their own tax advisors concerning the specific tax consequences of the spin-off of our common stock to holders of FMC Technologies common stock in light of their particular circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor.

FMC Technologies expects to receive a ruling from the IRS to the effect that the spin-off will qualify as a tax-free transaction under Section 355 of the Code and a tax-free reorganization under Section 368(a)(1)(D) of the Code. Although letter rulings are generally binding on the IRS, the continuing validity of a ruling is subject to factual representations and assumptions contained in the letter. Further, as part of the IRS’s general ruling policy with respect to distributions under Section 355 of the Code, the private letter ruling is based upon representations of FMC Technologies (rather than a determination by the IRS) that certain conditions that are necessary to qualify for tax-free treatment under Section 355 of the Code have been satisfied. Any inaccuracy in these representations could invalidate the ruling. FMC Technologies and JBT Corporation are not aware of any facts or circumstances that would cause the representations and assumptions on which we expect the ruling to be based to be incorrect.

In connection with obtaining the ruling, FMC Technologies expects to obtain an opinion from Kirkland & Ellis LLP as to the qualification of the spin-off as tax-free under Section 355 of the Code and a tax-free reorganization under Section 368(a)(1)(D) of the Code. An opinion of independent tax attorneys is not binding on the IRS or the courts. The opinion of Kirkland & Ellis LLP will be based on, among other things, current tax law and assumptions and representations as to factual matters made by FMC Technologies, which if incorrect in certain material respects, would jeopardize the conclusions reached by Kirkland & Ellis LLP in its opinion. FMC Technologies and JBT Corporation are not currently aware of any facts or circumstances that would cause these assumptions and representations to be untrue or incorrect in any material respect or that would jeopardize the conclusions reached by Kirkland & Ellis LLP in its opinion.

On the basis of the expected receipt of the ruling and the opinion FMC Technologies expects to receive in connection therewith, and assuming that FMC Technologies common stock is a capital asset in the hands of a FMC Technologies stockholder on the distribution date:

•	holders of FMC Technologies common stock will not recognize any income, gain or loss as a result of the receipt of shares of our common stock in the spin-off;

•

holders of FMC Technologies common stock will apportion the tax basis of their FMC Technologies common stock between such FMC Technologies common stock and our common stock received in the spin-off in proportion to the relative fair market values of such stock at the time of the spin-off;

•

the holding period for our common stock received in the spin-off by holders of FMC Technologies common stock will include the period during which such holders held the FMC Technologies common stock with respect to which the spin-off was made; and

•	neither we nor FMC Technologies will recognize gain or loss as a result of the spin-off.

Current federal tax regulations also generally provide that if an FMC Technologies stockholder holds different blocks of FMC Technologies common stock (generally shares of FMC Technologies common stock purchased on different dates or at different prices), the aggregate basis for each block of FMC Technologies common stock purchase or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of our common stock (including any fractional share) receive in the spin off in respect of such block of FMC Technologies common stock and such block of FMC Technologies common stock, in proportion to their respective fair market values, and the holding period of the shares of our common stock (including any fraction share) received in the spin off in respect of such block of FMC Technologies common stock will include the holding period of such block of FMC Technologies common stock, provided that such block of FMC Technologies common stock was held as a capital asset on the distribution date. If an FMC Technologies stockholder is not able to identify which particular shares of our common stock (including any fractional share) are received in the spin off with respect to a particular block of FMC Technologies common stock, for purposes of applying the rules described above, the stockholder may designate which shares of our common stock (including any fractional share) are received in the spin off in respect of a particular block of FMC Technologies common stock, provided that such designation is consistent with the terms of the spin off. Holders of FMC Technologies common stock are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

If you receive cash in lieu of a fractional share of our common stock, you will be treated as though you first received a distribution of the fractional share in the spin-off and then sold it for the amount of such cash. You will generally recognize capital gain or loss, provided that the fractional share is considered to be held as a capital asset, measured by the difference between the cash you receive for such fractional share and your tax basis in that fractional share, as determined above. Such capital gain or loss will be long-term capital gain or loss if your holding period (as determined above) for such fractional share is more than one year on the distribution date.

If the distribution were not to qualify as a tax-free spin-off, each FMC Technologies stockholder receiving shares of our common stock in the spin-off would be treated as if such stockholder had received a distribution in an amount equal to the fair market value of our common stock received, which would result in (1) a taxable dividend to the extent of such stockholder’s pro rata share of FMC Technologies’ current and accumulated earnings and profits, (2) a reduction in such stockholder’s basis in FMC Technologies common stock to the extent the amount received exceeds such stockholder’s share of earnings and profits and (3) a taxable gain to the extent the amount received exceeds the sum of the amount treated as a dividend and the stockholder’s basis in the FMC Technologies common stock. Any such gain would generally be a capital gain if the FMC Technologies common stock is held as a capital asset on the distribution date. In addition, FMC Technologies would recognize a taxable gain to the extent the fair market value of our common stock exceeded its tax basis in such common stock.

Even if the spin-off otherwise qualifies for tax-free treatment under Section 355 of the Code, FMC Technologies could recognize taxable gain if the spin-off is determined to be part of a plan or series of related transactions pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest in either FMC Technologies or JBT Corporation. Under the Code, any acquisitions of FMC Technologies or JBT Corporation within the four-year period beginning two years before the date of the spin-off are presumed to be part of such a plan. Regulations issued by the IRS, however, provide mitigating rules in many circumstances. Nonetheless, a merger, recapitalization or acquisition, or issuance or redemption of our common stock after the spin-off could, in some circumstances, be counted toward the 50% change of ownership threshold. The tax sharing agreement precludes us from engaging in some of these transactions unless we first obtain a tax opinion acceptable to FMC Technologies or an IRS ruling to the effect that such transactions will not result in additional taxes. The tax sharing agreement further requires us to indemnify FMC Technologies for any resulting taxes regardless of whether we first obtain such opinion or ruling. As a result, we may be unable to engage in strategic or capital raising transactions that stockholders might consider favorable, or to structure potential transactions in the manner most favorable to us. See “Our Relationship with FMC Technologies After the Spin-Off—Tax Sharing Agreement” beginning on page 115.

There are other restrictions imposed on us under current U.S. federal tax law for spin-offs with which we will need to comply in order to preserve the favorable tax treatment of the distribution, such as continuing to own and manage our food and airport businesses and limitations on sale or redemptions of our common stock or other property following the distribution.

If you are a “significant distributee” with respect to the spin-off, you are required to attach a statement to your federal income tax return for the year in which the spin-off occurs setting forth our name and IRS employer identification number, FMC Technologies’ name and IRS employer identification number, the date of the spin-off, and the fair market value of the shares of our common stock that you receive in the spin-off. Upon request, FMC Technologies will provide the information necessary to comply with this reporting requirement to each stockholder of record as of 5:00 p.m., New York City time, on the record date. You are a “significant distributee” with respect to the spin-off if you own at least 5% of the outstanding shares of FMC Technologies common stock immediately before the spin-off. You should consult your own tax advisor concerning the application of this reporting requirement in light of your particular circumstances.

Listing and Trading of Our Common Stock

There is currently no public market for our common stock. We intend to apply to have our common stock authorized for listing on the NYSE under the symbol “JBT.” We anticipate that trading of our common stock will commence on a when-issued basis on or shortly before the record date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading with respect to our common stock will end and regular way trading will begin. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction.

We cannot predict what the trading prices for our common stock will be before or after the distribution date. We also cannot predict any change that may occur in the trading price of FMC Technologies common stock as a result of the spin-off. Until our common stock is fully distributed and an orderly market develops in our common stock, the price at which it trades may fluctuate significantly and may be lower or higher than the price that would be expected for a fully distributed issue. See “Risk Factors—Risks Relating to Our Common Stock.”

The shares of our common stock distributed to FMC Technologies stockholders will be freely transferable except for shares received by persons who may be deemed to be our “affiliates” under the Securities Act of 1933, as amended. Persons that may be considered affiliates of us after the spin-off generally include individuals or entities that control, are controlled by or are under common control with us. This may include some or all of our officers and directors as well as our principal stockholders. Persons that are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

Spin-off Conditions and Termination

We expect that the spin-off will be effective on the distribution date, [    ], 2008, provided that, among other things:

•

the SEC has declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended, and no stop order relating to the registration statement is in effect;

•

we and FMC Technologies have received all material licenses, permits, estoppels, consents, approvals, authorizations, qualifications and orders of governmental authorities and third parties as are necessary for consummation of the spin-off;

•	we have entered into the new credit facility described under “Description of Indebtedness”;

•

the private letter ruling has been received from the IRS substantially to the effect that no income, gain or loss will be recognized by FMC Technologies or its stockholders as a result of the spin-off;

•	our Board of Directors and the Board of Directors for FMC Technologies have received a satisfactory solvency opinion with regard to our company from an investment banking or valuation firm; and

•

no action, proceeding or investigation shall have been instituted or threatened before any court or administrative body to restrain, enjoin or otherwise prevent the consummation of the spin-off, and no restraining order or injunction issued by any court of competent jurisdiction shall be in effect restraining the consummation of the spin-off.

The fulfillment of the foregoing conditions will not create any obligation on FMC Technologies’ part to effect the spin-off, and the Board of Directors of FMC Technologies has reserved the right to amend, modify or abandon the spin-off and the related transactions at any time prior to the distribution date. The Board of Directors of FMC Technologies may also waive any of these conditions.

In addition, FMC Technologies has the right not to complete the spin-off and related transactions if, at any time, FMC Technologies’ Board of Directors determines, in its sole discretion, that the distribution is not in the best interests of FMC Technologies and its stockholders or that business conditions are such that it is not advisable to spin-off our business.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to FMC Technologies stockholders who will receive shares of our common stock in the spin-off. It is not and is not to be construed as an inducement or encouragement to buy or sell any securities. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither FMC Technologies nor JBT Corporation undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations.

DIVIDEND POLICY

We anticipate that we will pay cash dividends on our common stock following the spin-off. The initial quarterly dividend will be $[0.08] per share. The declaration and amount of future dividends, if any, will be determined by our Board of Directors and will depend on our financial condition, earnings, capital requirements, financial covenants, regulatory constraints, industry practice and other factors our Board deems relevant.

CAPITALIZATION

The following table sets forth our capitalization (i) on an actual basis as of March 31, 2008 and (ii) on pro forma basis as of March 31, 2008 as adjusted to give effect to the separation and distribution as if they had occurred on March 31, 2008.

You should read this table in conjunction with “Selected Combined Financial Information,” “Unaudited Pro Forma Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and related notes that are included elsewhere in this information statement.

	As of March 31, 2008
	Actual	Pro Forma
	(Unaudited) (Dollars in millions)
Cash	$11.7	$8.3

Debt Outstanding	—	200.0

Owner’s Equity
Owner’s net investment	226.0	17.6
Accumulated other comprehensive income (loss)	0.5	(6.3)

Total Owner’s Equity	226.5	11.3

Total Liabilities and Owner’s Equity	$597.3	$598.8

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The unaudited pro forma combined financial information for the year ended December 31, 2007 has been derived from our audited historical combined financial statements as of and for the year ended December 31, 2007. The unaudited pro forma combined financial information as of and for the three months ended March 31, 2008 has been derived from our unaudited combined financial statements as of and for the three months ended March 31, 2008. This unaudited pro forma combined financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited combined financial statements and notes related to those combined financial statements included elsewhere in this information statement.

The unaudited pro forma combined statement of income for the year ended December 31, 2007 and for the three months ended March 31, 2008 have been prepared as if the distribution had occurred as of January 1, 2007. The unaudited pro forma combined balance sheet as of March 31, 2008 has been prepared as if the distribution occurred on March 31, 2008. Adjustments include the following:

•	creation of the capital structure of JBT Corporation based upon the expected separation from FMC Technologies;

•	a reduction in deferred tax assets relating to certain foreign tax credit carryforwards that will be retained by FMC Technologies;

•	the transfer of certain employee benefit plan assets and liabilities related to our business from FMC Technologies to us; and

•	the effect of the financing to pay a dividend to FMC Technologies.

The pro forma adjustments are based on the best information available and assumptions that management believes are reasonable given the information available; however, such adjustments are subject to change based upon the final terms of the Separation Agreement. The unaudited pro forma combined financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our results of operations or financial position would have been had the transactions contemplated by the Separation Agreement and related transactions occurred on the dates indicated.

The unaudited pro forma combined financial information has been prepared using the historical results of operations and bases of the assets and liabilities of FMC Technologies businesses, which give effect to allocations of corporate overhead and other expenses from FMC Technologies. FMC Technologies allocated to us, among other things, $11.1 million in 2005, $12.0 million in 2006 and $11.3 million in 2007 of expenses incurred for providing us with the following services: legal, tax, general accounting, communications, corporate development, benefits and human resources, information systems, payroll services, web hosting services and other public company undertakings. By no later than December 31, 2008, we expect to have assumed responsibility for these services and their related expenses. We currently believe the estimate for the costs of these services could be approximately $12.0 million to $13.0 million in 2009, our first full year as a separate publicly-traded company. However, the actual total costs of these services associated with our transition to, and operating as, a separate publicly-traded company could be different than our estimates. See the Notes to Unaudited Pro Forma Combined Financial Statements.

Unaudited Pro Forma Combined Statement of Income

	Three Months Ended March 31, 2008
	Historical	Adjustments		Pro Forma
	(Dollars in millions, except per share data)
Revenue	$260.2	$—		$260.2
Costs of sales	198.3	—		198.3
Selling general and administrative expense	39.2	—		39.2
Research and development expense	5.5	—		5.5

Total costs and expenses	243.0	—		243.0
Other income, net	2.1	—		2.1

Income before interest income, interest expense and income taxes	19.3	—		19.3
Net interest income (expense)	0.1	(2.6	)(1)	(2.5)

Income from continuing operations before income taxes	19.4	(2.6)		16.8
Provision (benefit) for income taxes	7.4	(1.0	)(1)	6.4

Income from continuing operations	$12.0	$(1.6)		$10.4

Unaudited Pro Forma Combined Statement of Income

	Year Ended December 31, 2007
	Historical	Adjustments		Pro Forma
	(Dollars in millions, except per share data)
Revenue	$978.0	—		$978.0
Costs of sales	740.8	—		740.8
Selling general and administrative expense	153.8	—		153.8
Research and development expense	18.7	—		18.7

Total costs and expenses	913.3	—		913.3
Other expense, net	(3.6)	—		(3.6)

Income before interest income, interest expense and income taxes	61.1	—		61.1
Net interest income (expense)	0.5	(14.5	)(1)	(14.0)

Income from continuing operations before income taxes	61.6	(14.5)		47.1
Provision (benefit) for income taxes	21.5	(5.4	)(1)	16.1

Income from continuing operations	$40.1	$(9.1)		$31.0

Unaudited Pro Forma Combined Balance Sheet

	As of March 31, 2008
	Historical	Adjustments		Pro Forma
	(Dollars in millions)
Current assets
Cash and cash equivalents	$11.7	$(3.4	)(1)	$8.3
Trade receivables, net of allowances	176.1	—		176.1
Inventories	168.3	—		168.3
Prepaid expenses	6.1	—		6.1
Other current assets	26.8	—		26.8
Assets of discontinued operations	3.1	—		3.1

Total current assets	392.1	(3.4)		388.7
Investments	7.1	—		7.1
Property, plant and equipment, net	128.1	—		128.1
Goodwill	24.3	—		24.3
Intangible assets, net	21.1	—		21.1
Other assets	9.0	8.2	(2)	17.2
Deferred income taxes	15.6	4.0	(2)	12.3
		(7.3	)(3)

Total assets	$597.3	$1.5		$598.8

Liabilities and Owner’s Equity

	As of March 31, 2008
	Historical	Adjustments		Pro Forma
	(Dollars in millions)
Current liabilities
Accounts payable, trade and other	$103.0	—		$103.0
Advance payments and progress billings	113.1	—		113.1
Other current liabilities	95.6	—		95.6
Liabilities of discontinued operations	2.9	—		2.9

Total current liabilities	314.6	—		314.6
Long-term debt, less current portion	—	$200.0	(1)	200.0
Other liabilities	56.2	16.7	(2)	72.9
Owner’s equity
Owner’s net investment	226.0	(203.4	)(1)	17.6
		2.3	(2)
		(7.3	)(3)
Accumulated other comprehensive income (loss)	0.5	(6.8	)(2)	(6.3)

Total owner’s equity	226.5	(215.2)		11.3

Total liabilities and owner’s equity	$597.3	$1.5		$598.8

Notes to Unaudited Pro Forma Combined Financial Statements

(1) Adjustments reflect the dividend of $203.4 million paid to FMC Technologies derived from assumed issuance of $200 million in unsecured debt and cash paid. While the credit facilities have not been finalized, we estimated interest expense using an effective annual interest rate of 7.25% during 2007 and 5.28% during 2008, or one month LIBOR plus 200 basis points. Income tax adjustments assume a rate of 37%.

(2) FMC Technologies has qualified and non-qualified U.S. defined benefit and other postretirement benefit plans whose assets and liabilities, and related tax effects, assumed at 37%, will be distributed to us upon spin-off.

(3) Adjustment reflects $7.3 million reduction in deferred tax assets relating to certain foreign tax credit carryforwards that will be retained by FMC Technologies.

SELECTED COMBINED FINANCIAL DATA

The selected historical financial and other data have been derived from FMC Technologies’ combined financial statements using the historical results of operations and bases of the assets and liabilities of FMC Technologies’ businesses and give effect to allocations of expenses from FMC Technologies. The historical combined statement of income data set forth below does not reflect changes that will occur in the operations and funding of our company as a result of our spin-off from FMC Technologies. The historical combined balance sheet data set forth below reflects the assets and liabilities that existed as of the dates and the periods presented.

The selected combined financial data should be read in conjunction with, and are qualified by reference to, “Unaudited Pro Forma Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical audited financial statements and the accompanying notes thereto included elsewhere in this information statement. The combined statements of operations and cash flow data for each of the three years in the period ended December 31, 2007 and the combined balance sheet data as of December 31, 2006 and 2007 are derived from the audited combined financial statements included elsewhere in this information statement, and should be read in conjunction with those combined financial statements and the accompanying notes. The combined statements of operations set forth below for the years ended December 31, 2003 and December 31, 2004 and the combined balance sheet data as of December 31, 2003, December 31, 2004 and December 31, 2005 are derived from our unaudited financial statements. The combined statements of operations and cash flow data for the three months ended March 31, 2008 and March 31, 2007 and the combined balance sheet data as of March 31, 2008 and March 31, 2007 are derived from the unaudited combined financial statements included elsewhere in this information statement, and should be read in conjunction with those financial statements and the accompanying notes. In management’s opinion, these unaudited combined financial statements have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial data for the periods presented. In 2006 and 2007, FMC Technologies reclassified the results of operations of two JBT FoodTech businesses to income (loss) from discontinued operations.

The financial information presented below may not reflect what our results of operation, cash flows and financial position would have been had we operated as a separate, stand-alone entity during the periods presented or what our results of operations, financial position and cash flows will be in the future.

	Years Ended December 31,					Three Months Ended March 31,
	2003	2004	2005	2006	2007	2007	2008
	Unaudited		Audited			Unaudited
	(Dollars in millions, except per share data)
Income Statement Data:
Revenue:
FoodTech	$468.1	$473.7	$497.4	$496.2	$593.2	$123.0	$148.7
AeroTech	221.5	272.1	326.7	348.7	386.0	71.9	111.7
Intercompany eliminations	(1.6)	(0.6)	(0.8)	(0.6)	(1.2)	(0.1)	(0.2)

Total revenue	$688.0	$745.2	$823.3	$844.3	$978.0	$194.8	$260.2

Cost of sales	$504.1	$565.2	$624.8	$631.1	$740.8	$146.5	$198.3
Selling, general and administrative expense	121.2	126.7	138.9	146.7	153.8	36.3	39.2
Research and development expense	18.3	17.8	18.0	16.2	18.7	4.5	5.5

Total costs and expenses	643.6	709.7	781.7	794.0	913.3	187.3	243.0
Other income (expense), net	0.1	1.4	0.7	0.1	(3.6)	(0.7)	2.1
Income from continuing operations before net interest and income taxes	44.5	36.9	42.3	50.4	61.1	6.8	19.3
Net interest income (expense)	(0.1)	0.1	0.1	0.4	0.5	0.1	0.1

Income from continuing operations before income taxes	44.4	37.0	42.4	50.8	61.6	6.9	19.4
Provision for income taxes	15.7	16.9	16.0	16.0	21.5	2.9	7.4

Income from continuing operations	28.7	20.1	26.4	34.8	40.1	4.0	12.0
Income (loss) from discontinued operations, net of income taxes	(3.3)	(3.8)	(1.9)	(0.2)	(3.7)	(0.8)	0.3

Net income	$25.4	$16.3	$24.5	$34.6	$36.4	$3.2	$12.3

Balance sheet data (at end of period):
Total assets	$500.1	$493.9	$493.5	$516.6	$573.9	$523.0	$597.3
Long-term debt, less current portion	0.4	0.3	0.2	—	—	—	—
Owner’s net investment	$232.9	$242.1	$223.9	$197.6	$218.3	$193.6	$226.0

	Years Ended December 31,					Three Months Ended March 31,
	2003	2004	2005	2006	2007	2007	2008
	Unaudited		Audited			Unaudited
	(Dollars in millions)
Other financial information:
Capital expenditures	$24.3	$20.7	$21.6	$22.7	$23.0	$4.0	$4.1
Cash flows provided by operating activities of continuing operations	$44.3	$35.7	$54.0	$96.3	$39.0	$9.4	$11.5
Order backlog (unaudited) (1)	$227.4	$259.3	$227.8	$322.1	$398.4	$366.9	$371.9

(1)	Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the reporting date.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Note Regarding Forward-Looking Statements

Statement under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995: Our representatives may from time to time make written or oral statements that are “forward-looking” and provide information that is not historical in nature, including statements that are or will be contained in this report, the notes to our combined financial statements, our other filings with the Securities and Exchange Commission, our press releases and conference call presentations and our other communications to our stockholders. These statements involve known and unknown risks, uncertainties and other factors that may be outside of our control and may cause actual results to differ materially from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement. These factors include, among other things, those described under “Risk Factors” beginning on page 9 of this information statement.

In some cases, forward-looking statements can be identified by such words or phrases as “will likely result,” “is confident that,” “expects,” “should,” “could,” “may,” “will continue to,” “believes,” “anticipates,” “predicts,” “forecasts,” “estimates,” “projects,” “potential,” “intends” or similar expressions identifying “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including the negative of those words and phrases. Such forward-looking statements are based on our current views and assumptions regarding future events, future business conditions and our outlook based on currently available information. We wish to caution you not to place undue reliance on any such forward-looking statements, which speak only as of the date made and involve judgments.

Executive Overview

We currently operate as the FoodTech and Airport Systems segments of FMC Technologies, and FMC Technologies has determined to spin-off our segments by forming JBT Corporation and distributing all of our common stock as a dividend to the FMC Technologies’ shareholders. In connection with the spin-off, we will enter into the Separation Agreement with FMC Technologies, which will set forth the key provisions relating to the separation of our businesses and identification of the assets transferred, liabilities assumed and contracts to be assigned to us. Our assets and operations consist of the operations that are reported as FMC Technologies’ FoodTech and Airport Systems business segments in its financial statements and SEC reports.

We are a leading global technology solutions provider to high-value segments of the food processing and air transportation industries. We design, manufacture, test and service technologically sophisticated systems and products for customers through our JBT FoodTech and JBT AeroTech segments. We have established a large installed base of food processing equipment as well as airport equipment and have built a strong global presence with manufacturing, sourcing, sales and service organizations located on six continents to support our equipment that has been delivered to more than 100 countries.

We have developed close working relationships with our customers. We believe that by working closely with our customers we enhance our competitive advantage, strengthen our market positions and improve our results. We serve customers from around the world. During 2007, approximately half of our total sales were to locations outside of the United States. We evaluate international markets and pursue opportunities that fit our technological capabilities and strategies.

The food processing and air transportation industries in which we operate are susceptible to significant changes in the strength of the global or regional economies and the economic health of companies who make capital commitments for our products and services. We focus on economic and industry-specific drivers and key risk factors affecting each of our businesses as we formulate our strategic plans and make decisions related to allocating capital and human resources. These factors include risks associated with the global economic outlook, product obsolescence, and the competitive environment.

As part of our core mission of being a leading supplier of customized solutions to high-value segments of the food processing and air transportation industries, we address these business related risks through our focus on the four critical strategies of extending our technology leadership; leveraging our installed base; capturing international growth opportunities; and growing through acquisitions.

As we evaluate our operating results, we consider performance indicators like segment revenue, operating profit and capital employed, in addition to the level of inbound orders and order backlog.

COMBINED RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2008 AND 2007

	Three Months Ended March 31,		Change
	2008	2007	2008 vs. 2007
	(Dollars in millions)
Revenue	$260.2	$194.8	$65.4
Costs and expenses:
Cost of sales	198.3	146.5	51.8
Selling, general and administrative expense	39.2	36.3	2.9
Research and development expense	5.5	4.5	1.0

Total costs and expenses	243.0	187.3	55.7
Other income (expense), net	2.1	(0.7)	2.8
Net interest income	0.1	0.1	—

Income before income taxes	19.4	6.9	12.5
Provision for income taxes	7.4	2.9	4.5

Income from continuing operations	12.0	4.0	8.0
Income (loss) from discontinued operations, net of income taxes	0.3	(0.8)	1.1

Net income	$12.3	$3.2	$9.1

Our total revenue for the first quarter of 2008 increased 34% from the first quarter of 2007. High demand in the later months of 2007 culminated in an order backlog of almost $400 million at December 31, 2007, which was primarily comprised of JBT AeroTech equipment orders. Execution of this backlog was the primary driver of increased revenue. Additionally, higher demand for freezing and cooking equipment, particularly by poultry producers in Latin America, contributed $17.3 million in increased revenue in the first quarter of 2008 compared to the first quarter of 2007. Higher demand in Brazil reflects investment by poultry producers as Brazil has become a leading exporter of raw poultry following the avian flu epidemics in other parts of the world.

Cost of sales were greater in the first quarter of 2008 compared to the same period in 2007, however gross profit (sales less cost of sales) increased by $13.6 million in 2008 compared to 2007. This was primarily a result of a trend toward higher demand for comprehensive food processing solutions with multiple components. Gross profit margins declined from 24.8% in 2007 to 23.8% in 2008 as a result of more outsourced components, which increased our material costs.

Selling, general and administrative expenses were higher in the first quarter of 2008 compared to the same period in 2007, but were lower as a percentage of sales reflecting leverage of higher revenue. Foreign currency translation contributed $1.7 million of the total increase in expense.

Other income (expense), net reflected foreign currency related gains. With more than 50% of our revenue and expenses generated outside of the U.S., we mitigate the impact of currency fluctuations on our operating results by entering into derivative instruments. Our procedures are designed to mitigate, but not entirely eliminate, the foreign currency fluctuations.

Income tax expense for the three months ended March 31, 2008 resulted in an effective income tax rate of 38%, compared to an effective rate of 42% for the three months ended March 31, 2007. The decrease in effective tax rate was primarily attributable to changes in the distribution of global earnings across the jurisdictions in which we operate and also reflects incremental tax expense recorded in 2007 related to a greater amount of nondeductible expenses.

COMBINED RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2007, 2006 and 2005

	Year Ended December 31,			Change
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
($ in millions)
Revenue	$978.0	$844.3	$823.3	$133.7	$21.0
Costs and expenses:
Cost of sales	740.8	631.1	624.8	109.7	6.3
Selling, general and administrative expense	153.8	146.7	138.9	7.1	7.8
Research and development expense	18.7	16.2	18.0	2.5	(1.8)

Total costs and expenses	913.3	794.0	781.7	119.3	12.3
Other income (expense), net	(3.6)	0.1	0.7	(3.7)	(0.6)
Net interest income	0.5	0.4	0.1	0.1	0.3

Income before income taxes	61.6	50.8	42.4	10.8	8.4
Provision for income taxes	21.5	16.0	16.0	5.5	—

Income from continuing operations	40.1	34.8	26.4	5.3	8.4
Income (loss) from discontinued operations, net of income taxes	(3.7)	(0.2)	(1.9)	(3.5)	1.7

Net income	$36.4	$34.6	$24.5	$1.8	$10.1

2007 Compared with 2006

Revenue increased by $133.7 million (more than 15%) in the twelve months ended December 31, 2007 compared to 2006. Increased sales of equipment and services provided to producers of shelf stable food products drove revenue higher by approximately $20.0 million. This higher demand was for new efficient solutions for customers’ increased use of unique product packaging. Increased demand for freezing solutions from bakery markets and other ready-to-eat meal food processors contributed approximately $17.0 million in higher revenue. This higher demand was a function of increased demand for frozen ready-to-eat meals, particularly in Europe. New long-term contracts were executed for a variety of JBT AeroTech equipment and services to commercial airlines, airport authorities and the U.S. government. Air traffic trended upward compared to 2006, creating higher demand for loaders and other ground support equipment used by airports and airlines, driving approximately $33.0 million in higher revenue. Approximately $36.0 million of the increase in sales resulted from translating foreign currency revenue into U.S. dollars at a different rate in 2007 compared to 2006.

Cost of sales were greater in 2007 compared to 2006, however gross profit (sales less cost of sales) increased by $24.0 million in 2007 compared to 2006. This was primarily a result of higher demand for comprehensive food processing solutions with multiple components. However, increased outsourced components negatively impacted gross profit margins which declined from 25.3% in 2006 to 24.3% in 2007.

Selling, general and administrative expenses grew by 5%, which largely reflected the impact of foreign currency translation. As a percentage of sales, selling, general and administrative expenses declined from 17.4% of sales in 2006 to 15.7% of sales in 2007, reflecting leverage from higher sales volume and the absence of system implementation costs incurred in 2006.

Other income (expense), net, reflected foreign currency related gains and losses. With more than 50% of our revenue and expenses generated outside of the U.S., we mitigate the impact of currency fluctuations on our operating results by entering into derivative instruments. Our procedures are designed to mitigate, but not entirely eliminate, the foreign currency fluctuations. The loss was driven primarily by the weakening of the U.S. dollar against European currencies.

Income tax expense for the year ended December 31, 2007 resulted in an effective income tax rate of 35%, compared to an effective rate of 31% for 2006. The increase in effective tax rate is attributable to changes in the distribution of global earnings across the jurisdictions in which we operate and also reflects both incremental tax benefit in 2006 related to the reversal of a valuation allowance and incremental tax expense recorded in 2007 related to the repatriation of foreign earnings.

2006 Compared with 2005

Revenue increased by $21.0 million (3%) in the twelve months ended December 31, 2006 compared to 2005. This increase can, in part, be attributed to the introduction of new airport services to three large U.S. airports. These contracts generated approximately $7.0 million in incremental revenue. Higher demand for airport and airline equipment resulting from higher levels of air traffic (both passenger and cargo) contributed approximately $20.0 million in incremental revenue.

Cost of sales increased in 2006 compared to 2005, but declined as a percentage of sales. This gross margin improvement was primarily a result of lower costs in executing orders for freezing equipment and services. While freezing equipment sales volume did not increase significantly over 2005, we managed more efficient production of orders, which allowed for improvement in margin.

Selling, general and administrative expenses increased by approximately 6% during 2006 and also increased as a percentage of sales from 16.9% in 2005 to 17.4% in 2006. In 2006, we incurred higher costs from system implementations as well as relocation and other initiatives from expanding businesses internationally.

Other income (expense), net, in 2006 includes $1.0 million in foreign currency related losses and $1.1 million in gains on sales of fixed assets. In 2005, we incurred $2.4 million in foreign currency related losses and $3.1 million in gains on sales of fixed assets. In both years we disposed of idle property. With more than 50% of our revenue and expenses generated outside of the U.S, we mitigate the impact of currency fluctuations on our operating results by entering into derivative instruments. Our procedures are designed to mitigate, but not entirely eliminate, the foreign currency fluctuations.

Income tax expense for the year ended December 31, 2006 resulted in an effective income tax rate of 31%, compared to an effective rate of 38% for 2005. The decrease in effective tax rate primarily reflects the net effect of incremental tax expense in 2005 related to a valuation allowance recorded against net operating losses in certain foreign jurisdictions, and an incremental tax benefit in 2006 related to the reversal of a portion of a valuation allowance. The decrease in rate also reflects incremental tax expense recorded in 2005 related to the repatriation of foreign earnings.

Discontinued Operations

We have reported two businesses within discontinued operations, one of which was sold in 2007 for a gain, net of tax, of $3.1 million. Offsetting this gain were operating losses of $7.3 million, including restructuring expenses and asset valuation provisions of $4.5 million from a second discontinued business which ceased operations in first quarter 2008.

Operating Results of Business Segments

Segment operating profit is defined as total segment revenue less segment operating expenses. The following items have been excluded in computing segment operating profit: corporate staff expense, interest income and expense, income taxes and other expense, net. Other expense, net, primarily includes stock-based compensation, LIFO inventory provisions, and foreign currency exchange gains and losses.

The following table summarizes our operating results for the three months ended March 31, 2008 and 2007:

	Three Months Ended March 31,		Favorable (Unfavorable)
	2008	2007	2008 vs. 2007
	(Dollars in millions)
Revenue
JBT FoodTech	$148.7	$123.0	$25.7
JBT AeroTech	111.7	71.9	39.8
Intercompany eliminations	(0.2)	(0.1)	(0.1)

Total revenue	$260.2	$194.8	$65.4

Net income
Segment operating profit
JBT FoodTech	$13.3	$9.2	$4.1
JBT AeroTech	9.1	2.1	7.0

Total segment operating profit	22.4	11.3	11.1

Corporate items:
Corporate expense	(2.8)	(2.6)	(0.2)
Other expense, net	(0.3)	(1.9)	1.6
Interest income	0.1	0.1	—

Total corporate items	(3.0)	(4.4)	1.4

Income before income taxes	19.4	6.9	12.5
Provision for income taxes	7.4	2.9	(4.5)

Income from continuing operations	12.0	4.0	8.0
Income (loss) from discontinued operations, net of income taxes	0.3	(0.8)	1.1

Net income	$12.3	$3.2	$9.1

We report our results of operations in U.S. dollars; however, our earnings are generated in a number of currencies worldwide. We generate a significant amount of revenue, and incur a significant amount of costs in the Euro, Brazilian real, and Swedish krona, for example. The earnings of subsidiaries functioning in their local currencies are translated into U.S. dollars based upon the average exchange rate for the period, in order to provide worldwide combined results. While the U.S. dollar reported results reflect the actual economics of the period reported upon, the variances from prior periods include the impact of translating earnings at different rates.

A summary of the translation impact on our combined results follows:

	Three Months Ended March 31, 2008	Year Ended December 31, 2007
	(Dollars in millions)
Revenue growth:
Amount reported	$65.4	$133.7
Amount due to translation	$10.3	$35.4
Segment operating profit growth:
Amount reported	$11.1	$15.0
Amount due to translation	$0.2	$4.1

Translation primarily affected our JBT FoodTech results. There was no material effect of translation on our comparative results of 2006 to 2005.

JBT FoodTech

Three Months Ended March 31, 2008 Compared with Three Months Ended March 31, 2007

JBT FoodTech’s revenue increased by $25.7 million in the three months ended March 31, 2008 compared to the same period in 2007. Demand in Latin America from poultry processors was the main driver of revenue increase, contributing $11.6 million in incremental revenue. In addition, foreign currency translation caused $8.6 million in incremental revenue. The remaining revenue increase reflects increased deliveries of food processing equipment from year end backlog existing at the beginning of 2008 as compared to 2007, as orders remained relatively flat quarter over quarter. Higher revenue in European markets offset declines in North American markets.

JBT FoodTech’s operating profit increased by $4.1 million in the three months ended March 31, 2008 compared to the same period in 2007. Higher sales volume contributed $7.3 million in higher profits which were partially offset by higher production costs, related to the decline in the value of U.S. dollar, and higher selling, general and administrative costs.

JBT AeroTech

Three Months Ended March 31, 2008 Compared with Three Months Ended March 31, 2007

JBT AeroTech’s revenue increased by $39.8 million in the three months ended March 31, 2008 compared to the same period in 2007. Higher levels of air traffic in 2007 drove higher demand for our products, which resulted in strong backlog at the end of 2007 compared to year-end 2006. Many of these orders were converted into sales in the first quarter 2008 which resulted in higher revenue for airline ground support equipment ($24.5 million) and passenger boarding bridges ($9.5 million).

JBT AeroTech’s operating profit improved by $7.0 million in the three months ended March 31, 2008 compared to the same period in 2007, primarily as a result of the higher volumes. Gross profit margins were relatively stable compared to the prior year. Although other expenses were above prior year levels, they did not grow at the same rate as revenue as we were able to leverage the higher volume, which resulted in increased operating profit margins quarter over quarter.

Corporate Items

Three Months Ended March 31, 2008 Compared with Three Months Ended March 31, 2007

Corporate items declined from $4.4 million in net expense during the first quarter of 2007 to $3.0 million in net expense during the first quarter of 2008. The decline in expense includes an increase in foreign currency related gains.

Outlook for 2008

We expect segment operating earnings in 2008 will surpass the record high results earned in 2007. This is in part based on our record high order backlog as we entered the current year and our strong first quarter operating results. Overall growth in annual operating earnings of approximately 6-10% is anticipated, notwithstanding challenging economic conditions associated with effects of continued high energy costs and uncertainty in worldwide credit markets.

Overall, corporate expense items are expected to remain about even with the prior year level. However, the incurrence of interest expense associated with approximately $200 million in debt for the cash dividend to FMC Technologies is expected to reduce income before income taxes from the 2007 level. We estimate our current year overall effective tax rate to approximate 35% of income before income taxes.

The following table summarizes our operating results for the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,			Favorable (Unfavorable)
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
	(Dollars in millions)
Revenue
JBT FoodTech	$593.2	$496.2	$497.4	$97.0	$(1.2)
JBT AeroTech	386.0	348.7	326.7	37.3	22.0
Intercompany eliminations	(1.2)	(0.6)	(0.8)	(0.6)	0.2

Total revenue	$978.0	$844.3	$823.3	$133.7	$21.0

Net income
Segment operating profit
JBT FoodTech	$56.0	$46.3	$39.8	$9.7	$6.5
JBT AeroTech	32.4	27.1	24.5	5.3	2.6

Total segment operating profit	$88.4	$73.4	$64.3	$15.0	$9.1

Corporate items:
Corporate expense	$(11.3)	$(12.0)	$(11.1)	$0.7	$(0.9)
Other expense, net	(16.0)	(11.0)	(10.9)	(5.0)	(0.1)
Interest income	0.5	0.4	0.1	0.1	0.3

Total corporate items	$(26.8)	$(22.6)	$(21.9)	$(4.2)	$(0.7)

Income before income taxes	$61.6	$50.8	$42.4	$10.8	$8.4
Provision for income taxes	21.5	16.0	16.0	(5.5)	—

Income from continuing operations	$40.1	$34.8	$26.4	$5.3	$8.4
Loss from discontinued operations, net of income taxes	(3.7)	(0.2)	(1.9)	(3.5)	1.7

Net income	$36.4	$34.6	$24.5	$1.8	$10.1

JBT FoodTech

2007 Compared with 2006

JBT FoodTech’s revenue increased by $97.0 million in the twelve months ended December 31, 2007 compared to 2006. Demand for comprehensive food processing solutions increased, as customers showed preference in working with a single supplier offering multiple equipment for an integrated processing line. There was growing demand from customers in the bakery, ready meal and poultry segments, leading to a $27.3 million increase in revenue for freezing and protein processing equipment. Increased demand for food processing equipment driven by new products, coupled with increasing acceptance of fruit-based beverages, compared to a much lower market demand worldwide in 2006, drove $32.5 million in incremental revenue. In addition, foreign currency translation resulted in $29.6 million in incremental revenue.

JBT FoodTech’s operating profit in the twelve months ended December 31, 2007 increased by $9.7 million compared to 2006. Higher sales volume contributed $26.8 million in higher profits, which was partially offset by $13.3 million from margin declines resulting from a change in sales mix. As more customers demanded broader product offerings from a single supplier, 2007 volume consisted of a higher proportion of outsourced equipment, which yielded a lower margin than internally manufactured products. In addition, growth in the bakery segment had a high content of lower margin manufactured equipment. Selling, general and administrative costs increased $4.8 million in 2007 compared to 2006, most of which represents foreign currency translation.

2006 Compared with 2005

JBT FoodTech’s revenue in the twelve months ended December 31, 2006 was essentially flat compared to 2005. In 2006, demand for protein processing equipment declined following a significant slowdown in the North American poultry market. Investments in new capacity internationally, primarily in Latin America, partially offset this unfavorability. Timing of large fruit processing projects and delayed investments by customers due to anticipated new product introduction also contributed to the lower equipment volume. However, volume remained flat primarily due to growing aftermarket volume.

JBT FoodTech’s operating profit increased by $6.5 million in the twelve months ended December 31, 2006 compared to 2005. The increase in operating profit resulted from delivering a more favorable mix of products and a higher proportion of aftermarket revenue. In addition, we realized a gain of $1.0 million on a sale of property in 2006.

JBT AeroTech

2007 Compared with 2006

JBT AeroTech’s revenue increased by $37.3 million in the twelve months ended December 31, 2007 compared to 2006. Air traffic trended upward, creating higher demand for airline ground support equipment and increasing revenue by $23.3 million. In addition, the continuing trend by airport authorities and airlines to outsource maintenance services contributed to a $9.5 million increase in revenue.

JBT AeroTech’s operating profit increased by $5.3 million for the twelve months ended December 31, 2007 compared to 2006. The profit improvement was a result of higher revenue, partly offset by higher warranty and other product expenses related to the volume increase. Selling and general administrative expenses increased from 2006, although at a lower rate than the revenue increase, due to our ability to leverage the higher volumes. Increased expenses were due to higher commissions on increased sales volumes and higher costs for sales and administrative staff to support future growth. We also invested more funds in research and development activities, primarily for improvements to ground support equipment.

2006 Compared with 2005

JBT AeroTech’s revenue increased by $22.0 million for the twelve months ended December 31, 2006 compared to 2005. Approximately $11.0 million of the revenue improvement was driven by higher demand for passenger boarding bridges, primarily from domestic and international airport authorities. The increased demand for boarding bridges was driven in large part by improved economic conditions in the airline industry in 2006. The revenue increase in 2006 was also driven by a $7.0 million growth in demand for airport services at various domestic airports. This improvement was largely attributable to the airlines and airport authorities continued move toward outsourcing non-core activities to experienced maintenance service providers.

JBT AeroTech’s operating profit increased by $2.6 million for the twelve months ended December 31, 2006 compared to 2005. Higher revenue and favorable margins, primarily for ground support equipment, contributed $11.5 million of additional earnings. Partly offsetting this improvement were higher warranty and other costs related to new product introductions and increased selling, general and administrative costs required to support current and future growth efforts. The absence of a $2.7 million gain recorded in 2005 on a land sale also partially offset the net increase in profits.

Corporate Items

2007 Compared with 2006

Corporate items increased by $4.2 million for the twelve months ended December 31, 2007 compared to 2006 primarily due to an increase of $2.6 million in foreign currency exchange related losses. With more than 50% of our revenue and expenses generated outside of the U.S, we mitigate the impact of currency fluctuations on our operating results by entering into derivative instruments. Our procedures are designed to mitigate, but not entirely eliminate, the foreign currency fluctuations. Partially offsetting these expenses were lower incentive compensation expenses for corporate staff in 2007 compared to 2006.

2006 Compared with 2005

Corporate items increased by $0.7 million for the twelve months ended December 31, 2006 compared to 2005. The increase primarily resulted from higher stock-based and other compensation expense.

Inbound Orders and Order Backlog

Inbound orders represent the estimated sales value of confirmed customer orders received during the reporting period.

	Inbound Orders
	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006
	(Dollars in millions)
JBT FoodTech	$148.9	$145.6	$596.8	$537.0
JBT AeroTech	84.8	94.0	457.5	401.6

Total inbound orders	$233.7	$239.6	$1,054.3	$938.6

Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the reporting date.

	Order Backlog
	March 31, 2008	December 31, 2007	December 31, 2006
	(Dollars in millions)
JBT FoodTech	$167.6	$167.4	$163.8
JBT AeroTech	204.3	231.0	158.3

Total order backlog	$371.9	$398.4	$322.1

JBT FoodTech’s order backlog at December 31, 2007 increased by $3.6 million compared to December 31, 2006, reflecting 11% growth in inbound orders and 20% growth in sales. We expect to convert the entire JBT FoodTech backlog at December 31, 2007 into revenue during 2008.

JBT AeroTech’s order backlog at December 31, 2007 increased by $72.7 million compared with December 31, 2006. An increase in demand for loaders, especially internationally, drove the increase in backlog. In addition, new government contracts for trailers and ancillary aircraft equipment reside in 2007 backlog. We expect to convert approximately 90% of the JBT AeroTech backlog at December 31, 2007 into revenue during 2008.

JBT AeroTech’s order backlog at March 31, 2008 has decreased by $26.7 million compared with December 31, 2007 backlog. Almost 50% of the year-end backlog was converted to sales in the first quarter of 2008 and new orders in the quarter did not fully replace the converted backlog. Compared to prior year, orders for ground support equipment were down, partially offset by an order for additional Halvorsen cargo loaders from the U.S. Government. We expect to convert approximately 90% of the JBT AeroTech backlog at March 31, 2008 into revenue during 2008.

Liquidity and Capital Resources

JBT Corporation’s financial resources have historically been provided by FMC Technologies. FMC Technologies manages cash and cash equivalents on a centralized basis. As such, cash receipts associated with most of our businesses have historically been transferred to FMC Technologies on a daily basis, and FMC Technologies has funded our cash disbursements. These net cash transfers are reflected in parent company equity in our financial statements. Certain of our businesses maintain separate cash accounts and borrow from uncommitted credit lines. While the borrowings on these facilities typically are immaterial, we utilize these credit lines to provide an efficient daily source of liquidity.

Upon the spin-off, we will pay FMC Technologies a $200 million dividend, as adjusted based on the provisions of the Separation Agreement. To fund the dividend, we intend to negotiate and sign new bank credit facilities prior to the separation, with available borrowing capacity of approximately $300 million.

We believe our cash flows from operations and our credit facilities will be sufficient to satisfy our future working capital, research and development activities, capital expenditures, pension contributions and other financing requirements for the foreseeable future. Our ability to generate positive cash flows from operations is dependent on general economic conditions, competitive pressures, and other business and risk factors described elsewhere in this information statement. If we are unable to generate sufficient cash flows from operations, or otherwise comply with the terms of our credit facilities, we may be required to seek additional financing alternatives.

Cash flows for the three months ended March 31, 2008 and 2007 and each of the years in the three-year period ended December 31, 2007, were as follows:

	Year ended December 31,			Three months ended March 31,
	2007	2006	2005	2008	2007
	(Dollars in millions)
Cash provided by operating activities of continuing operations	$39.0	$96.3	$54.0	$11.5	$9.4
Cash required by investing activities of continuing operations	(19.9)	(19.6)	(14.6)	(3.8)	(3.6)
Cash required by financing activities of continuing operations	(23.2)	(68.9)	(49.7)	(6.6)	(8.9)
Cash provided (required) by discontinued operations	2.5	(0.7)	5.5	0.7	(2.2)
Effect of exchange rate changes on cash and cash equivalents	0.8	0.5	(0.5)	0.4	0.1

Increase (decrease) in cash and cash equivalents	$(0.8)	$7.6	$(5.3)	$2.2	$(5.2)

Operating Cash Flows

We generated $11.5 million in cash flows from operating activities of continuing operations during the three months ended March 31, 2008. The increase of $2.1 million over the same period in the prior year is primarily attributable to improved profitability as income from continuing operations increased by $8.0 million. Increased investment in working capital partially offset this increase.

Operating activities of continuing operations provided $39.0 million in cash for the twelve months ended December 31, 2007, representing a $57.3 million decrease compared to 2006. The decrease was primarily attributable to cash outflows for working capital. Spending for inventory, particularly in our JBT AeroTech businesses, grew during 2007 by $20.5 million as a result of production to support the larger order backlog. In addition, our working capital investment increased as accounts receivable balances rose relative to 2006. This increase was attributable to higher sales during the fourth quarter of 2007 in our JBT AeroTech businesses, as well as payment delays by certain of our JBT AeroTech customers.

Operating activities of continuing operations provided $96.3 million in cash for the twelve months ended December 31, 2006, which represented a $42.3 million increase compared to 2005. The increase was largely attributable to improvements in the management of working capital. More timely cash receipts for accounts receivable collections, primarily in our JBT FoodTech businesses resulting from sustained collection efforts, contributed to the $26.8 million of net cash inflow. We also received more advance payments on long-term projects in 2006. These receipts vary from period to period depending on payment terms and the timing of delivery on significant contracts.

Investing Cash Flows

Our annual capital spending consistently ranges from $20.0 million to $25.0 million. Much of our spending supports the maintenance and upgrading of our installed base of equipment and facilities. We expect to continue spending at this level in the upcoming year, and our first quarter 2008 capital expenditures are consistent with this expectation. Cash has been generated from the disposal of assets, primarily from sales of property and plant equipment, in each of the last three fiscal years. In 2005, we sold excess land at our Orlando facility for $3.8 million, which drove higher proceeds from disposals than in 2006 or 2007. We do not expect proceeds from disposals of assets to be a significant source of cash for us in future years.

Financing Cash Flows

FMC Technologies historically managed our financial resources, including borrowings. As such, our financing activities to date have been limited to capital transactions with FMC Technologies. Historically, cash from operations were swept to FMC Technologies, and because our operations were cash flow positive, we had cash outflows for distributions to FMC Technologies for the past three fiscal years.

Discontinued Operations Cash Flows

Cash flows provided by discontinued operations in 2007 primarily reflect the proceeds on the sale of Food Handling during the third quarter. Proceeds of $8.0 million were partially offset by cash requirements for operating activities in Food Handling and Harvester. Discontinued operations utilized $0.7 million in 2006, compared to $5.5 million generated in 2005, which included $3.9 million in cash receipts from collections of accounts receivable and advance payments.

Outlook for 2008

We plan to meet our cash requirements in 2008 with cash generated from operations and borrowings under our credit facilities.

Upon the spin-off, we anticipate entering into one or more credit facilities, including a term loan and revolving credit facility in the aggregate amount of approximately $300 million to fund a cash dividend to FMC Technologies, to satisfy our working capital needs, to support letters of credit and to fund other general corporate requirements, including the financing of acquisitions. Our credit facilities will be utilized at the effective date of the spin-off to replace certain FMC Technologies’ letters of credit and surety bonds currently in place with respect to our obligations.

We expect that the terms of the new credit facilities will contain certain customary events of default, which generally give the banks the right to accelerate payments of outstanding debt, including failure to maintain required covenant ratios, failure to make a payment of principal, interest or fees within a grace period and default, beyond any applicable grace period, on any of our aggregate indebtedness exceeding a certain amount.

The bank credit facilities will contain certain customary financial covenants limiting our indebtedness (maximum leverage ratios) and requiring minimum EBITDA coverage of interest expense (minimum interest coverage ratios) as well as limitations on additional debt, dividends and asset sales.

We anticipate that we will pay cash dividends on our common stock following the spin-off. The initial quarterly dividend will be $[0.08] per share. The declaration and amount of future dividends, if any, will be determined by our Board of Directors and will depend on our financial condition, earnings, capital requirements, financial covenants, regulatory constraints, industry practice and other factors our Board of Directors deems relevant.

Contractual Obligations and Off-Balance Sheet Arrangements

The following is a summary of our contractual obligations at December 31, 2007:

	Payments due by period
Contractual Obligations	Total payments	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
	(Dollars in millions)
Long-term debt (a)	$—	$—	$—	$—	$—
Short-term debt	1.1	1.1	—	—	—
Operating leases	16.6	3.7	5.2	4.0	3.7
Unconditional purchase obligations (b)	38.2	36.3	1.7	0.2	—
Pension and other postretirement benefits (c)	1.5	1.5	—	—	—

Total contractual obligations	$57.4	$42.6	$6.9	$4.2	$3.7

(a)	As of December 31, 2007, we did not have any long-term debt directly attributable to our operating units. At the spin-off date, we will incur some long-term debt to finance our dividend payment to FMC Technologies.
(b)	In the normal course of business, we enter into agreements with our suppliers to purchase raw materials or services. These agreements include a requirement that our supplier provide products or services to our specifications and require us to make a firm purchase commitment to our supplier. As substantially all of these commitments are associated with purchases made to fulfill our customers’ orders, the costs associated with these agreements will ultimately be reflected in cost of sales on our combined statements of income.
(c)	We expect to contribute approximately $1.5 million to our foreign pension plans in 2008. In addition, after the spin-off and establishment of separate JBT Corporation pension and other post-retirement benefit plans in the U.S., we may be required or elect to contribute to those plans. Required contributions for future years depend on factors that cannot be determined at this time.

The following is a summary of other off-balance sheet arrangements at December 31, 2007:

	Amount of commitment expiration by period
Other off-balance sheet arrangements	Total amount	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
	(Dollars in millions)
Letters of credit and bank guarantees	$23.7	$20.6	$2.1	$0.2	$0.8
Surety bonds	171.4	120.6	38.4	12.4	—

Total other off-balance sheet arrangements	$195.1	$141.2	$40.5	$12.6	$0.8

Our off-balance sheet financial instruments may be renewed, revised or released based on changes in the underlying commitment. Historically, our commercial commitments have not been drawn upon to a material extent; consequently, management believes it is not likely that there will be claims against these commitments that would result in a negative impact on our key financial ratios or our ability to obtain financing.

Qualitative and Quantitative Disclosures about Market Risk

We are subject to financial market risks, including fluctuations in foreign currency exchange rates and interest rates. In order to manage and mitigate our exposure to these risks, we may use derivative financial instruments in accordance with established policies and procedures. We do not use derivative financial instruments where the objective is to generate profits solely from trading activities. At December 31, 2007 and 2006, our derivative holdings consisted of foreign currency forward contracts, and foreign currency instruments embedded in purchase and sale contracts.

These forward-looking disclosures address potential impacts from market risks only as they affect our financial instruments. They do not include other potential effects which could impact our business as a result of changes in foreign currency exchange rates, interest rates, commodity prices or equity prices.

Foreign Currency Exchange Rate Risk

When we sell or purchase products or services, transactions are frequently denominated in currencies other than an operation’s functional currency. When foreign currency exposures exist, we may enter into foreign exchange forward instruments with third parties. Our hedging policy reduces, but does not entirely eliminate, the impact of foreign currency exchange rate movements. We expect any gains or losses in the hedging portfolio to be substantially offset by a corresponding gain or loss in the underlying exposure being hedged.

We hedge our net recognized foreign currency assets and liabilities to reduce the risk that our earnings and cash flows will be adversely affected by fluctuations in foreign currency exchange rates. We also hedge firmly committed anticipated transactions in the normal course of business. The majority of these hedging instruments mature during 2008.

We use a sensitivity analysis to measure the impact on derivative instrument fair values of an immediate 10% adverse movement in the foreign currency exchange rates. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar and all other variables are held constant. We expect that changes in the fair value of derivative instruments will offset the changes in fair value of the underlying assets and liabilities on the balance sheet. To the extent that our derivative instruments are hedging anticipated transactions, a 10% decrease in the value of the hedged currency would result in a decrease of approximately $11.8 million in the net fair value of derivative financial instruments reflected on our balance sheet at December 31, 2007. Changes in the derivative fair value will not have an immediate impact on our results of operations unless these contracts are deemed to be ineffective.

Interest Rate Risk

Our debt instruments subject us to market risk associated with movements in interest rates. We had $1.1 million in variable rate debt outstanding at December 31, 2007, upon which interest expense is subject to movement in the LIBOR. A 10% adverse movement in the interest rate, or 50 basis points, would result in an immaterial change in interest expense.

Critical Accounting Estimates

We prepare our combined financial statements in conformity with U.S. generally accepted accounting principles. As such, we are required to make certain estimates, judgments and assumptions about matters that are inherently uncertain. On an ongoing basis, our management re-evaluates these estimates, judgments and assumptions for reasonableness because of the critical impact that these factors have on the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the periods presented. Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and the Audit Committee has reviewed this disclosure. We believe that the following are the critical accounting estimates used in preparing our financial statements. Management believes that of its significant accounting policies (see Note 1 to the Combined Financial Statements), those that may involve a higher degree of uncertainty, judgment, and complexity are revenue recognition, inventory valuation, accounting for income taxes, and accounting for retirement benefits.

Revenue Recognition

We derive a portion of our revenue from multiple element arrangements. This requires that we determine whether the deliverables in these arrangements should be treated as separate units of accounting for revenue recognition purposes and, if so, how the contract price should be allocated to each element. We analyze our contracts to determine the appropriate accounting. We recognize revenue on separate deliverables under an arrangement when (a) the undelivered product or service is not essential to the functionality of the delivered product or service or (b) there is evidence of fair value of each undelivered product or service. Otherwise, revenue on delivered elements is deferred until undelivered elements are delivered. Our ability to continue to recognize revenue for separate deliverables may depend on the nature of changes to our products and services, if any, which may result in different conclusions regarding fair value or importance of undelivered elements to delivered items’ functionality. The allocation of contract revenue to the various elements does not change the total revenue recognized from a transaction, but impacts the timing of revenue recognition.

Inventory Valuation

Inventory is recorded at the lower of cost or net realizable value. In order to determine net realizable value, we evaluate each component of inventory on a regular basis to determine whether it is excess or obsolete. We record the decline in the carrying value of estimated excess or obsolete inventory as a reduction of inventory and as an expense included in cost of sales in the period in which it is identified. Our estimate of excess and obsolete inventory is a critical accounting estimate because it is highly susceptible to change from period to period. In addition, it requires management to make judgments about the future demand for inventory.

In order to quantify excess or obsolete inventory, we begin by preparing a candidate listing of the components of inventory that have not demonstrated usage within the most recent two-year period. This list is then reviewed with sales, production and materials management personnel to determine whether this list of potential excess or obsolete inventory items is accurate. Management considers as part of this evaluation whether there has been a change in the market for finished goods, whether there will be future demand for on-hand inventory items and whether there are components of inventory that incorporate obsolete technology. Then management assigns a reserve requirement, which is determined based on its assessment of cost recoverability, to the items on the candidate listing. As a result, our estimate of excess or obsolete inventory is sensitive to changes in assumptions about future demand for the inventory. Since the determination of the reserve requirement is based on management judgment rather than a formulaic approach, we are unable to quantify the effect that a change in demand assumptions would have on management’s assessment of the excess and obsolete inventory reserve.

Accounting for Income Taxes

In determining our current income tax provision, we assess temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded in our combined balance sheets. When we maintain deferred tax assets, we must assess the likelihood that these assets will be recovered through adjustments to future taxable income. To the extent we believe recovery is not likely, we establish a valuation allowance. We record an allowance reducing the asset to a value we believe will be recoverable based on our expectation of future taxable income. We believe the accounting estimate related to the valuation allowance is a critical accounting estimate because it is highly susceptible to change from period to period as it requires management to make assumptions about our future income over the lives of the deferred tax assets, and the impact of increasing or decreasing the valuation allowance is potentially material to our results of operations.

Forecasting future income requires us to use a significant amount of judgment. In estimating future income, we use our internal operating budgets and long-range planning projections. We develop our budgets and long-range projections based on recent results, trends, economic and industry forecasts influencing our segments’

performance, our backlog, planned timing of new product launches, and customer sales commitments. Significant changes in the expected realizability of the deferred tax asset would require that we adjust the valuation allowance applied against the gross value of our total deferred tax assets, resulting in a change to net income.

As of December 31, 2007, we estimated that it is not likely that we will generate future taxable income in certain foreign jurisdictions in which we have cumulative net operating losses and, therefore, we have provided a valuation allowance against the related deferred tax assets. We have estimated that it is likely that we will generate future taxable income in the U.S. and have therefore not provided a valuation allowance against the U.S. deferred tax assets. The need for a valuation allowance is sensitive to changes in our estimate of future taxable income. If our estimate of future taxable income was 15% lower than the estimate used, we would still generate sufficient taxable income to utilize such domestic deferred tax assets.

The deferred tax assets reported in these carve-out financial statements reflect the tax structure and strategies implemented by FMC Technologies, which was designed to optimize FMC Technologies’ overall tax positions and not just the businesses being spun off. It is not expected that the foreign tax credit carryforwards presented in our results on a carve-out basis under U.S. GAAP will actually be fully distributed by FMC Technologies to JBT Corporation. Please see the Unaudited Pro Forma Financial Information elsewhere in this report for further details.

Post Spin-off Accounting for Retirement Benefits

After the spin-off, we will be allocated the obligation and corresponding plan assets for domestic pension and other post-retirement benefit plans associated with our current employees as well as other terminated vested and retired participants. We will be required to make a variety of estimates, including discount rates used to value certain liabilities, expected return on plan assets set aside to fund these costs, rate of compensation increase, employee turnover rates, retirement rates and mortality rates. Different assumptions used by management could result in recognizing varying expense amounts over different periods of time.

BUSINESS

John Bean Technologies Corporation Overview

John Bean Technologies Corporation (“JBT Corporation”) is a leading global technology solutions provider to high-value segments of the food processing and air transportation industries. We design, manufacture, test and service technologically sophisticated systems and products for customers through our JBT FoodTech and JBT AeroTech segments.

JBT FoodTech markets its solutions and services to multi-national and regional industrial food processing companies. The product offerings of JBT FoodTech’s businesses include:

•	freezer solutions for the freezing and chilling of meat, seafood, poultry, ready-to-eat meals, fruit, vegetable and bakery products;

•	protein processing solutions that portion, coat and cook poultry, meat, seafood, vegetable and bakery products;

•	shelf stable sterilization solutions for fruits, vegetables, soups, sauces, dairy and pet food products as well as ready-to-eat meals in a wide variety of modern packages; and

•	fruit processing solutions that extract, concentrate and aseptically process citrus, tomato and other fruits.

In 2007, JBT FoodTech generated $593.2 million of revenue and $56.0 million of segment operating profit, resulting in compound annual growth rates since 2005 of 9.2% and 18.6%, respectively.

JBT AeroTech markets its solutions and services to domestic and international airport authorities, passenger airlines, air freight and ground handling companies and the United States military. The product offerings of JBT AeroTech’s businesses include:

•	ground support equipment for cargo loading, aircraft deicing and aircraft towing;

•	gate equipment for passenger boarding and on the ground aircraft power and cooling;

•	airport services for maintenance of airport equipment, systems and facilities; and

•	military equipment for cargo loading, aircraft towing and on the ground aircraft cooling.

In 2007, JBT AeroTech generated $386.0 million of revenue and $32.4 million of segment operating profit, resulting in compound annual growth rates since 2005 of 8.7% and 15.0%, respectively.

History

We trace our roots back to the 1880s when an orchard owner and inventor named John Bean set out to solve a severe scale infestation affecting orchards in California’s Santa Clara Valley. He developed a continuous high- pressure spray pump to more efficiently apply insecticide on the trees. From this invention, the Bean Spray Pump Company was formed.

As the Bean Spray Pump Company grew, it expanded its product lines and market presence throughout the United States. In 1929, following two major acquisitions of food processing machinery suppliers, the company became the largest manufacturer of equipment for processing fresh and canned produce in the world and changed its name to Food Machinery Corporation. In the following years, Food Machinery Corporation evolved into a globally diversified manufacturing company. To reflect this evolution, the company changed its name to FMC Corporation in 1961. By the mid 1990s, FMC Corporation had grown its revenue to nearly $5 billion and was serving the chemical, defense, energy, food processing and air transportation industries.

In 1997, FMC Corporation started narrowing its strategic focus which led to the sale of its defense business to the Carlyle Group. In 2000, FMC Corporation announced its intent to separate into two independent companies. FMC Corporation became a chemical company and FMC Technologies, through an initial public offering in 2001, focused on providing mission-critical systems and services to the energy, food processing and air transportation industries.

JBT FoodTech Evolution

Over the years, the food processing machinery businesses have continued to thrive, introducing technologies in freezing, high speed filling, closing and sterilization of packaged foods, as well as fruit and juice processing. As the food processing industry developed internationally, JBT FoodTech established capabilities globally to market and sell its array of food processing technologies.

More recently, we have focused our growth efforts on internal development, augmented by strategic acquisitions to strengthen our industry positions. Some of these key acquisitions are noted below.

Key JBT FoodTech Acquisitions

Year	Acquisition	Description
1994	LogTec	Modeling and automated process control technologies used in shelf stable sterilized food applications and other cooking applications (U.S.)

1995	FranRica	Tomato and fruit aseptic processing equipment supplier (U.S.)

1996	Frigoscandia	Supplier of industrial food freezers (Sweden)

1996	Stein	Supplier of poultry processing equipment (U.S.)

2000	Northfield	Supplier of freezing systems (U.S.)

2001	Agri-Tech	Coating technologies for apples (U.S.)

2002	Lamek	Freezer belt supplier (Sweden)

2005	Sasol Coatings	Produce coatings product line (South Africa)

From our beginnings in 1884 and throughout our history, we continue to be a leader in the global food processing industry.

JBT AeroTech Evolution

In the late 1950s, the John Bean Spray Pump Division sold spray pumps to airlines to wash their planes. In 1961, at the request of a major airline, we modified a unit to spray heated liquid for aircraft deicing, marking the beginning of our JBT AeroTech business. In 1969, we introduced our first self-propelled cargo loader to handle the new containerized cargo loading requirements of wide-bodied jet aircraft.

We continued to grow with the aviation industry and developed a full line of air cargo loaders and aircraft deicers. Over the following years, we continued our growth through internal development and acquisition initiatives, several of which are highlighted below.

•

In the 1980s, as the international air transportation market grew, we acquired a Spanish based ground support equipment manufacturer adding a European airline equipment facility that positioned us to better serve international growth.

•

In 1994, we acquired Jetway®, a leading global supplier of passenger boarding bridges and ancillary gate equipment. The Jetway® acquisition also added a line of aircraft tow tractors to our expanding product offerings in ground support equipment.

•

In 1998, we acquired the patents and exclusive technical rights of the towbarless (TBL) aircraft tractor from the original inventor of this TBL product. This product line improves the speed, efficiency and safety of aircraft pushback and tow operations.

•

In the late 1990s, through a joint development effort, we redesigned an existing commercial loader design to meet the U.S. Air Force specifications and won the supply contract for the Halvorsen loader program.

•

In 2001, in response to outsourcing initiatives of airlines and airport authorities, we created our airport services product line to offer dedicated services and facility systems maintenance. This product line has grown rapidly and now provides outsourced maintenance service at 28 airports, including eight of the 20 busiest United States airports.

•

In 2003, we acquired an exclusive license to develop, produce and market the underlying technology of the RampSnake® baggage loading and unloading system for narrow-body aircraft. This product line improves the efficiency and safety of loading non-containerized baggage onto commercial airplanes.

Today, JBT AeroTech has grown to be a leading supplier of ground-based airport equipment and services to the air transportation industry.

JBT FoodTech

Overview

JBT FoodTech is a leading supplier of customized industrial food processing solutions and services used for high-value applications in the food processing industry. We design, manufacture and service technologically sophisticated food processing systems for the preparation of ready-to-eat meals, shelf stable sterilized packaged foods, meat, seafood and poultry products, juice and dairy products, fruit and vegetables and bakery products. During the year ended December 31, 2007, JBT FoodTech generated $593.2 million of revenue and $56.0 million of segment operating profit, resulting in compound annual growth rates since 2005 of 9.2% and 18.6%, respectively.

We believe our success is derived from our continued technological innovation. We broadly categorize our technology solutions offerings into freezing and chilling, protein processing, shelf stable sterilized food processing and fruit processing. The following chart provides an overview of our solutions revenue based on these technologies (excluding aftermarket products, parts and service revenue).

2007 JBT FoodTech Solutions Revenue

We apply these differentiated and proprietary technologies to meet our customers’ processing needs. We continually strive to improve our existing solutions and develop new solutions by working closely with our customers. For example:

•	Our new patented GYRoCOMPACT® Tight Curve Freezer provides customers with increased throughput and lower maintenance costs in the same footprint as our previous design;

•	Our new patented GYRoCOMPACT® II Oven increases yields of cooked product while increasing throughput;

•

Our patented DSI Accura™ optical portioner, through the use of three-dimensional imagery, provides customers with increased throughput and increases the yield of high-value raw product compared with manual processing;

•	We recently introduced a newly designed citrus juice extractor which increases product yield and quality compared with our past models;

•	Our Aseptic Monoblock provides an all-in-one integrated, skid-mounted solution to customers around the world to aseptically sterilize, cool and fill fruit products;

•	Our recently introduced patented SuperAgi™ automated batch retort decreases the processing cycle time while providing customers with greater sterilization process flexibility over our past models; and

•	With our introduction of TwinTec™, we integrated the filling and seaming operation into a single, small footprint machine.

Our historically strong position in the markets we serve has provided us with a large installed base of systems and equipment. Throughout our history, we have delivered over 40,000 pieces of food processing equipment which includes more than 7,000 industrial freezers, 2,400 industrial juice extractors, 3,000 sterilizers and 8,000 coating systems. We estimate that the installed base of our equipment collectively processes approximately 75% of the global production of citrus juices, freezes approximately 50% of commercially frozen foods on a global basis and sterilize approximately 50% of the world’s canned foods. This installed base provides strong, recurring aftermarket products, parts and service revenue, which accounted for approximately 25% of our JBT FoodTech total revenue in 2007. Our installed base also provides us with strong, long-term customer relationships from which we derive information for new product development to meet the evolving needs of our food processing customers.

We have operations located globally to serve our existing JBT FoodTech equipment base located in more than 100 countries. Our principal production facilities are located in the United States (California, Minnesota, Ohio and Florida), Belgium, Brazil, South Africa, China, Italy and Sweden. In addition to sales and services offices based in more than 25 countries, we also support our customers in their development of new food products and processes as well as the refinement and experimentation of their current applications through six technical centers located in the United States (California, Ohio and Florida), Brazil, Sweden and Belgium. Our global presence allows us to provide direct customized support to customers virtually anywhere they process foods.

Industry Overview

Euromonitor International reports that the world market for packaged food was $1.455 trillion in 2005 and projected to grow at a compound annual rate of 2.65% through 2010. Continued industry growth is being driven by increased global consumer demand for healthy and easy-to-prepare packaged food and by rising affluence and growing consumer confidence in Eastern Europe, Latin America and parts of Asia-Pacific. The largest regional packaged food markets, Western Europe, North America and Asia-Pacific, are expected to account for 77% of the total packaged food market by 2010. Euromonitor forecasts that the fastest growing regional packaged food markets through 2010 will be Eastern Europe, with compound annual growth of 5.7%, followed by Africa and the Middle East (4.8%), Latin America (4.1%) and Asia-Pacific (2.5%).

While the overall growth rate of processed foods drives increased demand for food processing equipment products and services, our sales are also influenced by several industry trends that impact our key industry positions. These trends include consolidation within the food industry, the demand for new food products and packaging, growth in quick serve foods and growth in the developing world.

Industry Consolidation. The food industry is undergoing continuing consolidation. Major food retailers, such as Wal-Mart Stores, Inc. (the largest food retailer in the United States), are increasing their purchasing power and placing cost pressures on their vendors. To maintain profitability, food processors are pursuing opportunities to become more efficient and to lower costs. As a result, they are consolidating and are seeking technologically sophisticated integrated systems and services, such as those that we provide, to maximize the efficiency of their operations while maintaining high standards of food safety.

Growth in Demand for New Food Products and Packaging. Euromonitor International reports that smaller households, longer working hours and less structured mealtimes have resulted in growing consumer demand for convenient, easy-to-use, portable foods and packaging that require a minimum of time and effort to prepare. Euromonitor also states that higher levels of disposable income and faster paced, urban-based living have underpinned development of healthy and convenient packaged food products offering “functional” benefits and “better-for-you” attributes, such as bio drinkable yogurts and single-serve ready meals. Often, these new food products and packaging require innovative technology solutions for processing, increasing the demand for our freezer, shelf stable sterilization or fruit processing solutions.

Growth in Demand for Quick Serve Foods. Over the last decade, consumer demand in the segments of the convenience food industry that we serve has increased, and we expect this trend to continue. For example, Euromonitor International projects that through 2010, worldwide retail sales of frozen processed poultry will increase at a compound annual rate of 4.9% and frozen processed seafood will grow at a compound annual rate of 5.6%. From 2003 through 2007, McDonald’s Corporation reported 10.8% compound annual total revenue growth in Europe, Asia Pacific, Middle East and Africa while during the same period, YUM! Brands, Inc. reported a combined 13.4% compound annual sales growth in its International and China regions (including company-owned and franchised restaurants). This retail sales growth in frozen foods and international expansion of quick serve restaurants has helped drive demand for our freezer and protein processing solutions.

Growth in Developing Markets. The developing markets of Asia, the Middle East, Latin America and Eastern Europe have experienced rapid increases in per capita income. This increase in disposable income is driving demand for more prepared and processed foods. Additionally, regional food processors and multi-national processors are establishing a local presence in Asia and Latin America to meet this growing local demand and to export high-value food products to the Western world. These growth trends in the developing world increase the demand for our highly efficient industrial food processing equipment and systems.

Solutions, Products and Services

We offer a broad portfolio of systems, equipment and services to our customers which are often sold as part of a fully integrated processing line solution. Our systems are typically customized to meet the specific customer application needs. Thus, actual production capacity ranges vary and are dependent on the food and product packaging type being processed.

Freezing and Chilling. We developed the first commercial food processing freezers in the 1960s, and we remain the world’s leading supplier of freezing and chilling solutions to the food processing industry. We design, assemble, test and install industry-leading technologies that include individual quick freezing (IQF), self-stacking spiral, linear/impingement and contact freezers and chillers. Our freezers are designed to meet the most stringent demands for quality, economy, hygiene and user-friendliness. We offer a full range of capacities and accessories to optimize our customers’ variable production needs. Our industrial freezers can be found in plants that are processing food products ranging from meat, seafood and poultry to bakery products and ready-to-eat meals, fruits, vegetables and dairy products. Below is an overview of our freezing and chilling technology offerings.

Product Offering	Product Description	Food Applications	Capacity Ranges	Delivered Base
FloFREEZE® Individual Quick Freeze (IQF)	Individually freezes sensitive, sticky and uneven shaped products	Fruits, Vegetables, Seafood, Pasta, Rice	Over 13 tons/hour	1,100+

GYRoCOMPACT® Self-Stacking Spiral Freezer, Chiller, Proofer	Compact, self-contained design for quick, uniform freezing	Poultry, Meat, Seafood, Bakery, Dairy, Vegetables, Ready Meals	Over 7 tons/hour	3,300+

ADVANTEC™ Linear Freezers and Chillers	Quick freezing of thin, flat food	Meat, Seafood	Over 5 tons/hour (over 20,000 1/4 lb burgers per hour)	270+

Protein Processing. We are a leading supplier of equipment and services that enable us to provide integrated protein processing lines for a variety of convenient food products. Our broad systems offerings include continuous water-jet portioners, coating and seasoning applicators, frying systems and oven and cooking systems. Our fully integrated processing lines often span from the raw products initial point of entry onto the processing line through final packaging. Although our solutions are primarily used in the processing of poultry (including nuggets, strips and wings), we also provide systems that portion, coat or cook other food products ranging from breads and pizzas to meat patties, seafood and ready-to-eat meals. All of these applications we collectively refer to as “protein processing.” We believe that our installed base of cooking systems processes more meat, seafood and poultry products in North America than that of any other food processing equipment supplier. Below is an overview of our protein processing technology offerings.

Product Offering	Product Description	Food Applications	Capacity Ranges	Delivered Base
Accura™ Portioners	Computer-positioned high-pressure waterjets cut complex shapes	Poultry, Meat, Seafood, Pizza	Up to 3/4 ton/hour	200+

Coating Applicators	Application of batter, tempura or breading prior to cooking	Poultry, Meat, Seafood, Vegetables	Over 7 tons/hour (over 150,000 1/2 oz. chicken nuggets per hour)	8,000+

THERMoFIN™ Frying Systems	Patented technology that heats oil quickly and precisely for even and cost effective frying	Poultry, Meat, Seafood	Over 7 tons/hour (over 150,000 1/2 oz. nuggets/hour)	330+

GYRoCOMPACT® Spiral Ovens	Multi-zone spiral oven with programmable air control for consistent and uniform cooking	Poultry, Meat, Seafood	Over 9 tons/hour (over 40,000 4 oz. chicken breasts per hour)	90+

JSO JetStream® Linear Ovens	High intensity convection oven for fast cooking with optimal flavor sealing and browning	Meat, Poultry	Over 4.5 tons/hour (over 20,000 1/4 lb. burgers per hour)	490+

Shelf Stable Sterilized Food Processing. We are a leading global supplier of fully integrated industrial sterilization systems that manufacture shelf stable foods in a wide variety of flexible and rigid packages. These integrated solutions include fillers, closers, sterilizers, material handling systems and controls that process foods including fruits and vegetables, soups and sauces, dairy products, a broad range of ready-to-eat meals and pet foods. We offer the largest selection of sterilization products in the industry, including continuous rotary and hydrostatic sterilizers primarily used for processing metal cans and automated batch retorts which can process a variety of flexible and rigid packages such as plastic pouches, cartons, glass and cans. We also provide specialized material handling systems to automate the handling and tracking of processed and unprocessed containers. In addition, we offer leading modeling software as well as thermal processing controls that help our customers optimize and track their cooking processes and introduce on-line corrections in the case of any process deviations. Below is an overview of our shelf stable solutions technology offerings.

Product Offering	Product Description	Food Applications	Capacity Ranges	Delivered Base
Fillers	Filling of wide-neck, rigid and pre-formed containers with food products	Ready Meals, Soups, Sauces, Baby food, Fruits, Vegetables, Seafood, Meat, Poultry, Milk, Ready to Drink Coffee and Tea, Pet Food	Over 1,200 containers per minute	1,900+
Closers	Closing and seaming of can after being filled		Up to 2,000 containers per minute	3,400+
Continuous Rotary and Hydrostatic Sterilizers	Commercial sterilization of food in cans	Ready Meals, Canned Milk, Soups, Sauces, Fruits, Vegetables, Seafood, Meat, Poultry, Pet Food	Over 1,800 containers per minute (550 cans of soup/minute or 2,000 cans of cat food per minute)	8,000+
Automated Batch Retorts	Commercial Sterilization of foods in flexible or rigid pre-formed packaging	Ready Meals, Soups, Sauces, Baby Food, Fruits, Vegetables, Seafood, Meat, Poultry	Over 1,500 containers per minute (600 microwave pasta bowls per minute)	220+ systems 470+ vessels
LOG-TEC™ Control Systems and Modeling Software	Automated control and documentation of sterilization process. Modeling software to optimize cooking processes	Ready Meals, Canned Milk, Soups, Sauces, Baby Food, Fruits, Vegetables, Seafood, Meat, Poultry, Pet Food	Matches the sterilization system capacity	1,900+

Fruit Processing. We are the leading supplier of industrial citrus processing equipment. Our citrus processing solutions typically include citrus extractors, finishers, pulp systems, evaporators and by-product recovery systems as well as aseptic systems (including sterilizers, fillers, flow lines and controls) integrated with bulk aseptic storage systems for not-from-concentrate orange juice. In addition to our high capacity industrial extractors, we also offer point of use Fresh’n Squeeze® produce juicers. These patented juicers are used around the world in hotels, restaurants, coffee shops, convenience stores and juice bars.

We are among the leading suppliers of tomato and fruit processing equipment and aseptic sterilization and bulk filling systems. Our tomato and fruit processing lines are comprised of extraction, finishing, heating and mixing equipment, enzyme inactivators, evaporators, flash coolers, sterilizers and aseptic fillers that are mainly sold as an integrated processing line. We can also provide equipment for a specific need within a line. Our tomato processing lines are installed with leading processors throughout the world’s key tomato growing regions and produce a range of finished tomato products including tomato concentrates, peeled tomato products, diced tomatoes, salsa, pizza sauce, ketchup, pureed and crushed tomatoes. Our aseptic processing lines are used in the bulk processing of a wide range of deciduous and tropical fruits into juices, particulates, purees and concentrates. These fruit products are used as ingredients for dairy products (yogurts, smoothies, flavored milk, ice cream), bakery and fruit-based beverages.

We also provide technology solutions and products to extend the life, improve the appearance and preserve the taste of fresh fruits and vegetables. Once treated, fresh fruits or vegetables are individually labeled by our fast and efficient produce labeling systems. Below is an overview of our fruit processing technology offerings.

Product Offering	Product Description	Food Applications	Capacity Ranges	Delivered Base
Extractors, Pulpers, Finishers	Extract juice and/or pulp from fruit for large-scale processing and point-of-sale applications	Citrus, Tomatoes, Berries, Deciduous and Tropical Fruits	Industrial extractor: over 900 gallons per hour of juice	7,800+
Hot & Cold Breaks, Evaporators	Enzymatic inactivation, concentration and aseptic cooling to preserve fruit product color and taste	Citrus, Tomatoes, Berries, Deciduous and Tropical Fruits	Up to 70 tons/hour	350+
Aseptic Sterilizers and Fillers	Aseptic commercial sterilization, cooling and bulk filling of fruit puree, concentrate or paste into 3 gallon to 300 gallon containers	Citrus, Tomatoes, Deciduous and Tropical Fruits	Up to 10 tons/hour	100+
Fresh Produce Technologies	Preservation of fresh produce life, appearance and taste.	Fruits, Vegetables	Coating application rates variable to match line speed	1,300+ labeler heads
	High speed application of Price Look Up labels		Apply 900+ labels/minute

Aftermarket Products, Parts and Services. We provide aftermarket products, parts and services for all of our integrated food processing systems and equipment. We provide retrofits to accommodate changing operational requirements, and we supply our own brand of food grade lubricants designed specifically for our equipment. We also provide continuous, proactive service to our customers including preventative maintenance agreements, consulting services such as water treatment and corrosion monitoring control and on-site personnel. In addition to helping our customers reduce their operating costs and improve operating efficiencies, integrated customer service focus also helps us maintain strong commercial relationships and provides us with ongoing access to information about our customers’ requirements and strategies to foster continuing product development. Our aftermarket products, parts and services coupled with our large installed base of food processing systems and equipment, provides us with a growing, recurring revenue stream.

Strategy

As part of our core mission of being the leading supplier of customized solutions to high-value segments of the food processing industry, we will focus on four critical strategic initiatives:

Extend Technology Leadership. By maintaining and extending our technological leadership positions, we will remain well positioned to capture the growth created by the trends in the food processing industry. We are focused on enhancing processing efficiencies which include increased production speeds and improved final product yield and quality. Additionally, we are focused on reducing the total cost of ownership for food processing plants through reducing capital and operational costs and solving the technological challenges posed by evolving food processing and packaging requirements.

Our ongoing technology and market leadership position us to capitalize on:

•	natural annual growth in the food processing industry;

•	opportunities that exist to provide broader services and solutions to customers growing via consolidation of food processing companies;

•	new growth opportunities being generated in emerging markets; and

•	increasingly complex food processing requirements to bring new food products, processes and packaging to market quickly, efficiently and safely.

Leverage Our Installed Base. From 2005 to 2007, our aftermarket revenue increased at a compound annual rate of approximately 7%. We intend to continue to leverage our large delivered base of industrial freezers, protein processing systems, canning and sterilization systems and fruit and juice processing systems to generate new aftermarket business and to grow our offering of aftermarket products, parts and services. Our large installed base provides a growing, recurring revenue stream as well as the opportunity to strengthen and enhance customer relationships, increase our customer knowledge and generate ideas for new product development. We will continue to enhance the capabilities of our on-line spare parts ordering site to help our customers find the information they need and conduct business more efficiently.

Capture International Growth Opportunities. JBT FoodTech has built a strong global presence with manufacturing, sales and service organizations located on six continents. As demand for processed foods increases in emerging regions such as Latin America, the Middle East, Eastern Europe and Asia, we are positioned to provide local food processors or expanding multi-national processors with our products, expertise and local customer service. Additionally, our new manufacturing facility in China and our established sourcing teams in India and China provide us with a strong base to supply products to and from Asia.

Growth Through Acquisitions. In addition to benefiting from organic growth, we also intend to pursue external growth through select, value-accretive acquisitions of companies and technologies. We believe that the food processing equipment industry will provide us with opportunities for acquisitions. We also believe that our global presence and capabilities will permit us to efficiently integrate complementary companies and technologies into our global businesses.

JBT AeroTech

Overview

JBT AeroTech is a leading supplier of customized solutions and services used for high-value applications in the air transportation industry. We design, manufacture and service technologically sophisticated ground support equipment, airport gate equipment and services for airport authorities, airlines, air freight and ground handling companies and the military. During the year ended December 31, 2007, JBT AeroTech generated $386.0 million of revenue and $32.4 million of segment operating profit, resulting in compound annual growth rates since 2005 of 8.7% and 15.0%, respectively.

We believe our strong market positions result from our ability to design our equipment and services that are customized to meet our customer’ specific needs. We apply these differentiated technologies to meet our customers’ needs. We continually strive to improve our existing technologies and develop new technologies by working closely with our customers. For example:

•	The Commander cargo loaders introduced the Heliroll® convey system which provides efficient operation for cargo containers loading on wide-bodied commercial aircraft;

•	In 2001, we were awarded the supply contract for a new military cargo loader and are now the U.S. Department of Defense’s leading supplier of aircraft cargo loaders and associated logistics;

•

Since its launch in 2001, our airport services product line has grown rapidly and now provides outsourced maintenance services at 28 airports, including eight of the 20 busiest airports in the United States;

•	Our Tempest deicer with the patented AirFirst® deicing system is effective in a wide severity of snow, frost and icing conditions and reduces glycol consumption.

•

Our RampSnake® baggage loading system is equipped with tiltable front and rear lifters and an extendable conveyor system to eliminate injuries related to loading and unloading bulk cargo and to expedite the loading and unloading process;

•	We also recently introduced new passenger boarding bridges and ground support equipment to service the unique needs of the new Airbus A380 jetliner, the world’s largest commercial aircraft;

•	To respond to increasingly stringent environmental standards, we are currently offering electrically powered cargo loaders with rechargeable batteries; and

•

We introduced the Intelligent Operations Performance System™, known as iOPS™, which enables our customers to perform real-time monitoring, performance measurement and coordinate the operation of their passenger boarding bridges and ground support equipment to improve their efficiency and utilization.

As a market leader for many years, there is a significant installed base of our airport and airline equipment. We have delivered the largest volume of cargo loaders (8,400+), passenger boarding bridges (7,000+) and aircraft deicers (4,300+). We have also sold more than 2,000 mobile passenger steps, 1,800 cargo transporters and 1,200 tow tractors operating at airports around the world. This installed base of our JBT AeroTech products provides a growing, recurring revenue stream from aftermarket parts, products and services that was over 13% of our JBT AeroTech total revenue in 2007, as well as continuous access to customer feedback for new product development and improvement.

JBT AeroTech products have been delivered to more than 100 countries. To support this equipment, we have operations located throughout the world. Our principle production facilities are located in the United States (Florida, Utah and Pennsylvania), Spain, Mexico and the United Kingdom. To augment our sourcing capabilities, we have established regional manufacturing partnerships in Asia, Africa and South America as well as dedicated sourcing resources in India, China and Eastern Europe. We also have sales and services offices located in more than ten countries and collaborative relationships with independent sales representatives, distributors and service providers in more than ten additional countries.

Industry Overview

Overall, The Boeing Company projects that for the period from 2006 to 2026, the air transportation industry will experience compound annual growth of 4.5% for the number of passengers traveling, 5.0% for airline traffic, 6.1% for air cargo traffic and 3.5% for airplane fleet size.

While the overall growth rate of aircraft fleets and passenger and cargo traffic drives increased demand for JBT AeroTech products and services, our sales are also influenced by several other industry trends that impact our key markets. These include industry consolidation and restructuring, developing markets growth, the new aircraft technological challenges, and increased health, safety and environment concerns.

Industry Consolidation and Restructuring. The airline industry is experiencing continued operating cost pressures that have led to consolidations, strategic alliances and restructurings in an effort to reduce costs and improve efficiencies. As a result, airlines are looking to outsource activities that are not directly related to their core business. In particular, significant outsourcing initiatives have occurred in ground support activities, airport maintenance and passenger terminal maintenance. We anticipate that this trend will continue. This has created increased opportunities for service providers, like us, to supply a broader set of services to airlines and airports. In addition, we believe that the continued cost pressures facing United States based airlines have decreased the amount of capital spent on ground support equipment. As airlines return to profitability and their aging installed base of equipment reaches the end of its life cycle, we expect demand for ground support equipment to increase.

Developing Markets Growth. According to The Boeing Company, the largest air traffic growth is projected to be in Asia over the next 20 years. Specifically, The Boeing Company projects that nearly 40% of global passenger air travel will be to, from or within the Asia-Pacific region with air cargo experiencing similar trends. Based upon these industry growth rate projections, we believe that Asia will become the largest air transportation market as early as 2012. To accommodate this significant regional growth, we expect that airport authorities, airlines and air freight companies will be required to expand their existing infrastructure which includes terminals, airport gate systems, baggage and cargo handling systems and ground support equipment. This expected growth will increase the demand for our entire JBT AeroTech product and service portfolio.

Technological, Safety and Environment Challenges. As new aircraft designs such as the Boeing 787, 747-8 and the Airbus 380 are introduced, and as existing passenger aircraft are converted to freighters, such as the Boeing 757 and 747, their physical size, location of passenger and cargo loading stations and cargo load configurations generate the need for new airport equipment designs.

The Flight Safety Foundation estimates the annual total economic cost of airport ground accidents to be over $10 billion including damaged aircraft, lost revenue from ticket sales cancelled, flights and repositioned replacement aircraft. We believe our focus on designing and testing of airport equipment with ergonomic drive and control systems, excellent visibility, and redundant systems provide for the utmost in safety and exceed our customer’s increased safety concerns.

In an effort to reduce fuel costs and engine emissions, ground support equipment purchasers are evaluating differences in fuel efficiency of equipment including alternative fuel vehicles. In addition to our existing fuel efficient, load sensing cargo loaders, we are also a leader in the development of electric ground support equipment, including loaders and tractors.

Also, increasingly stringent air quality standards are causing airlines and airports to explore alternative fuels and power sources to reduce emissions. The industry is also seeking out monitoring technologies that enable reduction in aircraft auxiliary power unit and jet engine fuel consumption while holding at the gate or on the airport ramp. We believe that these opportunities to apply new technologies within the air transportation industry will increase the demand for our highly efficient airport support equipment, systems and services.

Solutions, Products and Services

We offer a broad portfolio of systems, equipment and services to our airport authority, airline, air cargo, ground handling and military customers.

Ground Support Equipment. We are a leading supplier of air cargo loaders to commercial air passenger and freight carriers and ground handlers. Our Commander loaders service wide-body jet aircraft and are available in a wide range of configurations. We believe that we provide the loader of choice to the air transportation industry.

We manufacture and supply the RampSnake® narrow-body aircraft baggage loader. The RampSnake’s design requires only a single baggage handler in the cargo hold and one operator at the baggage cart, minimizing lifting and reducing costs.

We manufacture and supply the Tempest aircraft deicers with a broad range of options that can be configured to meet customers’ need to eliminate aircraft icing while on the tarmac. We offer a full array of conventional and towbarless aircraft tow tractors for moving aircraft without consumption of jet fuel. We also offer a line of self-propelled passenger steps. Below is an overview of our ground support equipment technology offerings.

Product Offering	Product Description	Aircraft Ranges	Capacity Ranges	Delivered Base
Cargo Loaders	Loading and unloading of containerized cargo onto main and lower decks of aircraft	Wide variety of passenger and freighter aircraft up to Airbus A380	Up to 30,000 lbs	8,400+
Cargo Transporters	Transport of containerized cargo to or from aircraft	Aircraft handling full size pallets or containers	Up to 15,400lbs at 15.5 mph	1,800+
Baggage Loading Systems	Loading of baggage, cargo or mail packages into baggage holds with minimal lifting	Boeing 717 to 757-200 and Airbus A319 to 321	Up to 880 lbs	100+
Aircraft Deicers	Deicing of aircraft on the ground including removal of snow, ice and frost	Wide variety of aircraft up to Airbus A380	Up to 2,000 gallons capacity of deicing fluid	4,300+
Aircraft Tow Tractors	Pushing back of aircraft from gate or aircraft towing between gate and hangar	Regional to wide-body aircraft	Draw bar pull of up to 72,000 lbs	1,200+
Passenger Steps	Boarding of passengers when a boarding bridge is not available	Front and rear boarding doors of narrow and wide-body aircraft	Load capacity up to 13,000 lbs.	2,000+

Gate Equipment. We are a leading supplier of gate equipment. Our Jetway® passenger boarding bridges have been used by airlines and airport authorities to move passengers between the terminal building and the aircraft since 1959.

We also manufacture a variety of sizes and configurations of auxiliary equipment including preconditioned air and 400 Hertz ground power units. Below is an overview of our gate equipment technology offerings.

Product Offering	Product Description	Aircraft Ranges	Capacity Ranges	Delivered Base
Passenger Boarding Bridges	Bridge for moving passengers between the airport terminal building and the aircraft	Regional Jets up to Airbus A380	Link aircraft with the airport terminal	7,000+
Ground Power	Provide power and light for passenger and crew onboard, while waiting to be pushed back from gate	Regional Jets up to Airbus A380	Converts 50/60 Hertz utility power to aircraft compatible 400Hertz power	3,500+
Preconditioned Air	Climate convenience for passenger and crew onboard, while waiting to be pushed back from gate	Regional Jets up to Airbus A380	20 to 120 refrigerated tons preconditioned air units for ground cooling	2,000+

Airport Services. We are an industry leading provider of equipment, systems and facility maintenance services to airlines and airports throughout North America. Our expertise extends to the operation, maintenance and repair of airport gate systems, baggage handling systems, airport facilities and ground support equipment. We also offer technology and operations monitoring services centered around our patent pending iOPS™ Suite that links maintenance management systems and aircraft avionics data to critical ground-based monitoring, diagnostic and tracking systems on gate equipment, baggage handling systems, facility systems and ground support equipment.

Military Equipment. In 2000, we were awarded the production contract to supply the U.S. Air Force with a new generation of military air cargo loader which is now known as the Halvorsen loader. We continue to supply the U.S. Air Force Mobility Command with these Halvorsen loaders as well as provide parts support, service and retrofit kits and also have begun to supply these units to other branches of the U.S. Department of Defense.

We supply the U.S. Air Force with three sizes of aircraft tow tractors. Additionally, we have been awarded contracts to supply trailer mounted air conditioning units to the U.S. Air Force and also were recently awarded a contract by the United States Navy to develop a preconditioned air prototype for land-based air conditioning units. Below is an overview of our military equipment technology offering.

Product Offering	Product Description	Aircraft Ranges	Capacity Ranges	Delivered Base
Halvorsen Cargo Loaders	Rapidly deployable, high-reach loader that can transport and lift cargo onto military cargo aircraft	Cargo transport aircraft from C-130 up to C-17	Load and transport up to 25,000 lbs	400+

Aircraft Tow Tractors	Towing of aircraft around the airport ramp	Jet fighters up to cargo transport aircraft	Draw bar pull of up to 72,000 lbs	200+

Trailer Mounted Air Conditioning	Mobile air conditioning units used for on the ground cooling	Jet fighters up to cargo transport aircraft	30 to 110 ton mobile air conditioning units	Initial deliveries expected in 2008

Aftermarket Products, Parts and Services. We provide aftermarket products, parts and services for our equipment. We also provide retrofits to accommodate changing operational requirements and continuous, proactive service, including, in some cases, on-site personnel. These systems and other services represent an integrated approach to addressing critical problems faced by our customers and ensure that we remain well positioned to respond to their new requirements and strategic initiatives through our strong customer relations.

In support of our focus and strategy of meeting our customers’ needs, we have developed a global parts service network to provide “the right part in the right place.” Our highly experienced global parts representatives help reduce equipment downtime by providing fast, accurate responses to technical questions. We also provide worldwide operations and maintenance training programs to provide maintenance technicians with the tools necessary to deliver the highest possible level of systems reliability.

Strategy

As part of our core mission of being the leading supplier of customized solutions to high-value segments of the air transportation industry, we will focus on five critical strategic initiatives:

Extend Technology Leadership. By maintaining and extending our technological leadership position, we will remain well positioned to capture the growth created by the trends in the air transportation industry. The focus of our investments in product improvement and development will be improving airport ramp and terminal efficiencies and reducing the total cost of ownership for airports, passenger and cargo carriers and ground handlers. We will also strive to continually meet the technological challenges posed by evolving aircraft designs, safety and environmental concerns.

Our ongoing technology and market leadership positions us to capitalize on the following:

•	global industry growth of the aviation industry;

•	outsourcing of support activities by airports or air carriers;

•	new equipment required for new aircraft designs or environmental regulations;

•	new growth opportunities being generated in developing regions; and

•	growth in ground support equipment purchases as the United States airline industry improves results.

Leverage Our Installed Base. From 2005 to 2007, our aftermarket revenue increased at a compound annual rate of approximately 15%. We intend to continue to leverage our large installed base of airport equipment, to expand our aftermarket products, parts and services and to provide increased focus on upgrades and services that will improve our customers’ operational efficiency. Our large and growing installed base not only generates a recurring revenue stream, it also provides us with strong, long-term customer relationships from which we can derive information for new product development to meet the evolving needs of our customers.

We also intend to expand the capabilities of our airport services product line and to selectively expand our presence within the 20 busiest United States airports. We will leverage our experience gained at airports by pursuing additional opportunities in military ground support equipment, cargo handling systems for air cargo carriers and sophisticated port entry systems. We will continue to create differentiated service products and value added operational information systems that provide productivity, efficiency and financial gains to our customers.

Capture International Growth Opportunities. Asia-Pacific has become a high growth region for the aviation industry. In this region, The Boeing Company forecasts from 2006 to 2026 annual growth of passenger traffic of 6.5% traffic and air cargo tonnage of 7.3%. To accommodate this rapid growth, significant investments will continue to be made in airport infrastructure. We are well positioned with dedicated local sales and service staff to meet the increased airport equipment demand in developing countries with our trusted products as well as our product expertise and customer service.

Expand Military Programs. We supply Halvorsen loaders and provide Halvorsen parts support, service and retrofit kits to the U.S. Air Force Mobility Command. We intend to continue to extend our support for this program by offering engineering and logistics support contracts. We further intend to expand the Halvorsen installed base to the U.S. Navy, Army and selected international military services. We will expand the loader design to meet the specification requirements of new loader programs as they are issued. We also plan to continue our expansion of our military ground support equipment offerings of tow tractors, aircraft deicers, preconditioned air, air conditioning and ground power units to the United States and selected international defense departments.

Growth Through Acquisitions. In addition to benefiting from the expected growth in the business areas that we serve, we intend to pursue external growth opportunities through select, value-accretive acquisitions. We believe that the air transportation industry provides opportunities for acquisitions. Our global capabilities and leading industry positions will facilitate our ability to integrate complementary companies and technologies into the JBT AeroTech businesses.

JBT Corporation

Sales and Marketing

We sell and market our products and services through a predominantly direct sales force, supplemented with independent distributors and sales representatives. Our experienced international sales force is comprised of individuals with strong technical expertise in our products and services and the industries in which they are sold.

We support our sales force with marketing and training programs that are designed to increase awareness of our product offerings and highlight our differentiation while providing a set of sales tools to aid in the sales of our technology solutions. We actively employ a broad range of marketing tactics to inform and educate customers, the media, industry analysts and academics through targeted newsletters, our web site, seminars, trade shows, user groups and conferences.

Research and Development

The objectives of our research and development programs are to create new products and business opportunities in relevant fields, and to improve existing products. Worldwide expenditures for research and development for the three most recent fiscal years were as follows:

	2005	2006	2007
	(Dollars in millions)
JBT Corporation Total	$18.0	$16.2	$18.7

Intellectual Property

We own a number of United States and foreign patents, trademarks and licenses that are cumulatively important to our business. We own approximately 550 United States and foreign patents and have approximately 350 patent applications pending in the United States and abroad. Further, we license certain intellectual property rights to or from third parties. We also own numerous United States and foreign trademarks and trade names and have approximately 400 registrations and pending applications in the United States and abroad. We do not believe that the loss of any one or group of related patents, trademarks or licenses would have a material adverse effect on our overall business.

Competition

We conduct business worldwide and compete with a variety of local and regional companies, which typically are focused on a specific application, technology or geographical area, and a few large multinational companies.

We compete by leveraging our industry expertise to provide differentiated and proprietary technology, integrated systems, high product quality and reliability and quality aftermarket service. In the food processing industry, we also distinguish ourselves by providing increased yields with improved final product quality.

JBT FoodTech’s major competitors include Aero Heat Exchanger Inc., MYCOM, Convenience Food Systems Inc., Heat & Control, Inc., PneumaticScaleAngelus, Allpax Products, Inc., Atlas Pacific Engineering Company, Inc., Marel Food Systems, Brown International Corp. and Rossi & Catelli Spa. JBT AeroTech’s major competitors include TLD, Schopf Maschinenbau GmbH, Airmarrel, Global Ground Support LLC, ThyssenKrupp AG, Linc Facility Services and Elite Line Services, Inc.

Employees

We employ approximately 3,100 people with approximately 1,900 located in the United States. Approximately 240 of our employees in the United States are represented by one collective bargaining agreement that covers these employees through 2008.

Outside the United States, the company enters into employment contracts and agreements in those countries in which such relationships are mandatory or customary. The provisions of these agreements correspond in each case with the required or customary terms in the subject jurisdiction. Approximately 60% of our international employees are covered under national employee unions.

We maintain good employee relations and have successfully concluded all of our recent negotiations without a work stoppage. However, we cannot predict the outcome of future contract negotiations.

Facilities and Properties

We lease executive offices in Chicago, Illinois. We believe that our properties and facilities meet our current operating requirements and are in good operating condition and that each of our significant manufacturing facilities is operating at a level consistent with the industries in which we operate. The significant production facilities for our JBT FoodTech operations are listed below:

LOCATION	SQUARE FEET (approximate)	LEASED OR OWNED
United States:
Madera, California	250,000	Owned
Lakeland, Florida	225,000	Owned
Sandusky, Ohio	140,000	Owned
Northfield, Minnesota	50,000	Owned

International:
St. Niklaas, Belgium	289,000	Owned
Helsingborg, Sweden	227,000	Owned/Leased
Araraquara, Brazil	125,000	Owned
Parma, Italy	72,000	Owned
Cape Town, South Africa	38,000	Leased
Ningbo, China	28,000	Leased

The significant production properties for our JBT AeroTech operations are listed below:

LOCATION	SQUARE FEET (approximate)	LEASED OR OWNED
United States:
Orlando, Florida	253,000	Owned
Ogden, Utah	220,000	Owned/Leased
Chalfont, Pennsylvania	67,000	Leased

International:
Madrid, Spain	258,000	Owned
Juarez, Mexico	33,000	Leased
Leicestershire, UK	15,000	Leased

Legal Proceedings

Pursuant to the Separation Agreement, at the time of our separation from FMC Technologies, we will assume liabilities related to specified legal proceedings arising from our business prior to separation. Although FMC Technologies will remain the named defendant, we will manage the litigation and indemnify FMC Technologies for costs, expenses and judgments arising from this existing litigation. We do not believe that any existing litigation we will assume will have a material effect on our results of operations, financial condition or liquidity.

We are involved in other legal proceedings arising in the ordinary course of business. Although the results of litigation cannot be predicted with certainty, we do not believe that the resolution of the proceedings that we are involved in, either individually or taken as a whole will have a material adverse effect on our business, results of operations, cash flows or financial condition.

Raw Materials

For all of our business segments, we purchase carbon steel, stainless steel, aluminum and steel castings and forgings both domestically and internationally. We do not use single source suppliers for the majority of our raw material purchases and believe available supplies of raw materials are adequate. Moreover, raw materials essential to our business are generally readily available.

Customers

No single customer accounts for more than 10% of our 2007 combined revenue.

JBT FoodTech’s customers range from large multinational food processing companies to smaller regional food processing companies. Our principal customers include companies such as: Ajinomoto, Co. Ltd., Aujan Inudstries Co LLC, Bonduelle Group, Campbell Soup Company, CIA Pesquera Camanchaca S.A., Citrosuco, Citrovita, COFCO Tunhe Tomato Products Co. Ltd., ConAgra Foods, Inc., Conserva Italia, Cutrale, DelMonte Foods Company, Florida’s Natural Growers, Gloria Foods Company, Great Giant Pineapple Co., Grupo Bertin, Hero AG, H.J. Heinz Company, Huiyan Group, Inghams Enterprises Pty Limited, Industrias Bachoco, Jamba Juice Company, Jain Irrigation Systems Ltd., JBS-Friboi Group, Keystone Foods LLC., Morning Star Packing Company, National Food Industries LLC, Nestlé, Novartis AG, Nutricima Limited, Perdigão S.A., Pilgrim’s Pride Corporation, Sadia S.A., SK Foods, Southern Gardens Citrus, Starkist Tuna, Sunkist Growers, Inc., Thai Dairy Industry Co. Ltd., Thai Union Frozen Products Public Company Limited, Tyson Foods, Inc., Unilever PLC and Xinjiang Chalkis Tomato Products Co. Ltd.

JBT AeroTech’s customers are domestic and international airlines, air freight and ground handling companies as well as United States domestic airport authorities, airlines, air freight carriers, ground handling companies and the United States military. Our principal customers include companies such as: Air Canada, Air China, Air France KLM, British Airways, China Southern Airlines, Continental Airlines, Dallas Fort Worth International Airport, Delta Air Lines, DHL, FedEx Corp., EgyptAir, Houston Airport Systems, Iberia Airlines, LAN Airlines, Los Angeles International Airport, Massport/Logan International Airport, Menzies Aviation, Miami International Airport, Servisair Singapore Airlines, Southwest Airlines, Swissport International, Thai Airways International, TAM Airlines, United Airlines, UPS and the U.S. Air Force.

Government Contracts

We currently supply the Halvorsen cargo loader, aircraft tow tractors and trailer mounted air conditioning units to the U.S. Department of Defense. The amount of equipment built for these programs is dependent upon annual government appropriations and levels of military spending. In addition, United States defense contracts are unilaterally terminable at the option of the United States government with compensation for work completed and costs incurred. Contracts with the United States government are subject to special laws and regulations, the noncompliance with which may result in various sanctions that could materially affect our ongoing government business.

Governmental Regulation and Environmental Matters

Our operations are subject to various federal, state, local and foreign laws and regulations governing the prevention of pollution and the protection of environmental quality. If we fail to comply with these environmental laws and regulations, administrative, civil and criminal penalties may be imposed, and we may become subject to regulatory enforcement actions in the form of injunctions and cease and desist orders. We may also be subject to civil claims arising out of an accident or other event causing environmental pollution. These laws and regulations may expose us to liability for the conduct of or conditions caused by others or for our own acts even though these actions were in compliance with all applicable laws at the time they were performed.

Under the Comprehensive Environmental Response, Compensation and Liability Act, referred to as CERCLA, and related state laws and regulations, joint and several liability can be imposed without regard to fault or the legality of the original conduct on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons include the owner and operator of a contaminated site where a hazardous substance release occurred and any company that transported, disposed of or arranged for the transport or disposal of hazardous substances that have been released into the environment, and including hazardous substances generated by any closed operations or facilities. In addition, neighboring landowners or other third parties may file claims for personal injury, property damage and recovery of response cost. We may also be subject to the corrective action provisions of the Resource, Conservation and Recovery Act, or RCRA, and analogous state laws that require owners and operators of facilities that treat, store or dispose of hazardous waste to clean up releases of hazardous waste constituents into the environment associated with their operations.

Some of our facilities and operations are also governed by laws and regulations relating to worker health and workplace safety, including the Federal Occupational Safety and Health Act, or OSHA. We believe that appropriate precautions are taken to protect our employees and others from harmful exposure to potentially hazardous materials handled and managed at our facilities, and that we operate in substantial compliance with all OSHA or similar regulations.

MANAGEMENT

Directors and Executive Officers

Set forth below is information concerning those persons that will serve as executive officers and directors of JBT Corporation immediately following the distribution date.

Name	Age		Position(s)
Charles H. Cannon, Jr.	55		Chairman of the Board of Directors, Chief Executive Officer and President
Ronald D. Mambu	58		Vice President, Chief Financial Officer, Treasurer and Controller
Torbjörn Arvidsson	56		Vice President and Division Manager-Food Solutions and Services
Juan C. Podesta	56		Vice President and Division Manager-Food Processing Systems
[TBD]	[	]	Vice President and Division Manager-JBT AeroTech
[TBD]	[	]	Vice President, Secretary and General Counsel
[TBD]	[	]	Vice President-Human Resources
C. Maury Devine	57		Director
Alan D. Feldman	56		Director
James E. Goodwin	63		Director
Polly B. Kawalek	53		Director
James M. Ringler	62		Director
James R. Thompson	71		Director

Directors and Executive Officers

CHARLES H. CANNON, JR. has served as our Chairman of the Board of Directors, Chief Executive Officer and President since April 25, 2008. Mr. Cannon has served as, and continues to be, Senior Vice President of FMC Technologies, Inc. since March 2004 and as a Vice President of FMC Technologies since February 2001. Since 1998, Mr. Cannon has served as Vice President and Manager-FMC FoodTech and Transportation Systems Group. After the spin-off, Mr. Cannon will no longer serve FMC Technologies in any capacity. Mr. Cannon joined FMC Corporation in 1982 as a Senior Business Planner in the Corporate Development Department. He became Division Manager of FMC Corporation’s Citrus Machinery Division in 1989, Division Manager of its Food Processing Systems Division in 1992 and Vice President and General Manager of FMC FoodTech in 1994. Mr. Cannon serves on the Boards of Directors of Standex International Corporation and the Food Machinery Europe Association.

RONALD D. MAMBU has served as our Vice President, Chief Financial Officer, Treasurer and Controller since April 25, 2008. Since February 23, 2001, Mr. Mambu has served as, and continues to be, Vice President and Controller of FMC Technologies. After the spin-off, Mr. Mambu will no longer serve FMC Technologies in any capacity. Mr. Mambu was Director of Financial Planning of FMC Corporation from 1994 until his appointment as Controller. Mr. Mambu joined FMC Corporation in 1974 as a financial manager in Philadelphia. Since then, he has served in a variety of roles at FMC Corporation, including Controller of its former Food and Pharmaceutical Products Division from 1977 to 1982, Controller of Machinery Europe Division from 1982 to 1984, Controller of Agricultural Products Group from 1984 to 1987, Director of Financial Control from 1987 to 1993 and Director of Strategic Planning from 1993 to 1994.

TORBJÖRN ARVIDSSON has served as our Vice President and Division Manager—Food Solutions and Services since [            ], 2008. Mr. Arvidsson served as a Division Manager for FMC Technologies’ Food Solutions and Services since October 2005. After the spin-off, Mr. Arvidsson will no longer serve FMC Technologies in any capacity. Mr. Arvidsson rejoined Frigoscandia Equipment in 1994 as Business Development Manager, a role he continued in after the acquisition of Frigoscandia Equipment by FMC FoodTech in 1996. In 1998, Mr. Arvidsson was appointed General Manager North America, located in Seattle, Washington, a position he held until late 2000 when he was appointed General Manager Europe and relocated back to Helsingborg,

Sweden. In 2001, Mr. Arvidsson also assumed responsibility for FMC FoodTech’s Asia Pacific region. Mr. Arvidsson has been involved in the international food equipment industry his whole career, dating back to 1975 when he first joined Frigoscandia Equipment after graduating from Lund University, Sweden. In 1983 he graduated from IMI, Geneva (Advanced Management MBA). In 1984, Mr. Arvidsson served as General Manager for Square AB within the Alfa-Laval Group until 1987, when he joined Akerlund & Rausing as Division Manager for its overseas companies. In 1990, Mr. Arvidsson rejoined Alfa-Laval as Deputy General Manager for its convenience food division. Alfa-Laval later became Tetra-LaVal after Tetra-Pak’s acquisition of Alfa-Laval.

JUAN C. PODESTA has served as our Vice President and Division Manager—Food Processing Systems since [            ], 2008. Mr. Podesta served as a Division Manager for FMC Technologies’ Food Processing Systems since July 2000. After the spin-off, Mr. Podesta will no longer serve FMC Technologies in any capacity. Mr. Podesta joined FMC Corporation in 1989 as Product Manager, Citrus Systems in Lakeland, Florida. Since then, he has served in a variety of sales, marketing, and line management roles within FMC FoodTech, including International Manager for the Citrus Machinery Division from 1989 to 1992, General Manager, Fruit & Vegetable Processing based in Parma, Italy from 1992 to 1994, General Manager, Canning Systems based in St. Niklaas, Belgium from 1995 to 1996, Division Manager, Food Processing Systems & Agricultural Machinery from 1997 to 1999 and President FMC Europe, based in Brussels, Belgium from 2000 to 2002. Mr. Podesta served as Vice Chairman of Food Processing Machinery Europe, in the Board of The Council of the Americas, and in the Board of Equipment Hygiene Engineering Design Group.

C. MAURY DEVINE was elected to serve as one of our directors effective as of the spin-off date. Since 2005, Ms. Devine has served as, and she continues to be, a director of FMC Technologies. Ms. Devine served as President and Managing Director of ExxonMobil Corporation’s Norwegian affiliate, ExxonMobil Norway, Inc., from 1996 to 2000. Prior to the merger of ExxonMobil, she served as Secretary of Mobil Corporation from 1994 to 1996. From 1990 to 1994, Ms. Devine managed Mobil’s international government relations. From 2000 to 2003, Ms. Devine was a Fellow at Harvard University’s Belfer Center for Science and International Affairs. Prior to joining Mobil, Ms. Devine served 15 years in the United States government in positions at the White House, the American Embassy in Paris, France, and the U.S. Department of Justice. Ms. Devine serves on the Board of Directors of Det Norske Veritas (DNV), the Washington Jesuit Academy, and the National Foreign Language Center. She is also a member of the Council on Foreign Relations.

ALAN D. FELDMAN was elected to serve as one of our directors effective as of the spin-off date. Since 2003, Mr. Feldman has served as, and he continues to be, the Chairman, President and Chief Executive Officer of Midas, Inc. Prior to joining Midas, Mr. Feldman held several senior management posts with McDonald’s Corporation, becoming President of McDonald’s USA in 1998 and Chief Operating Officer and President of McDonald’s Americas in 2001. From 1983 through 1994, Mr. Feldman was with PepsiCo, where he served in financial and operations posts at Frito-Lay and Pizza Hut. At Pizza Hut, Mr. Feldman was named senior Vice President of Operations in 1990 and Senior Vice President, Business Strategy and Chief Financial Officer, in 1993. Mr. Feldman also serves on the Board of Directors of Footlocker, Inc.

JAMES E. GOODWIN was elected to serve as one of our directors effective as of the spin-off date. Mr. Goodwin served as Chairman and Chief Executive Officer of UAL Corporation and United Airlines from March 1999 until his retirement on October 31, 2001. Mr. Goodwin served as President and Chief Operating Officer of UAL Corporation and United Airlines from 1998 to 1999. During his career with UAL Corporation and United Airlines, Mr. Goodwin became Senior Vice President—Marketing in 1985, Senior Vice President- Services in 1988, Senior Vice President—Maintenance Operations in 1991, Senior Vice President—International in 1992 and Senior Vice President—North America in 1995. Mr. Goodwin serves on the Boards of Directors of AAR Corporation, Federal Signal Corporation and First Chicago Bank Corporation, as well as the Advisory Board of Hu-Friedy, the Board of Trustees of the Chicago Symphony Orchestra and Lewis University and is a member of The Council of Retired Chief Executives.

POLLY B. KAWALEK was elected to serve as one of our directors effective as of the spin-off date. Ms. Kawalek retired in 2004 after serving for 25 years in various capacities with Quaker Oats, Inc., which in 2001 became a business unit of PepsiCo. She served as President of PepsiCo’s Quaker Foods division from 2002 until her retirement. In 2001, Ms. Kawalek served as President of Quaker Oats’ U.S. Foods division and from 1997 through 2000 she served as President of its Hot Breakfast division. Ms. Kawalek serves as a director of Marlek Biosciences Corp. and Kimball International, Inc.

JAMES M. RINGLER was elected to serve as one of our directors effective as of the spin-off date. Since 2001, Mr. Ringler has served as, and he continues to be, a director of FMC Technologies. Mr. Ringler serves as Chairman of Teradata Corporation. Mr. Ringler served as Vice Chairman of Illinois Tool Works Inc. until his retirement in 2004. Prior to joining Illinois Tool Works, he was Chairman, President and Chief Executive Officer of Premark International Inc., which merged with Illinois Tool Works in November 1999. Mr. Ringler joined Premark in 1990 and served as Executive Vice President and Chief Operating Officer until 1996. From 1986 to 1990, he was President of White Consolidated Industries’ Major Appliance Group, and from 1982 to 1986 he was President and Chief Operating Officer of The Tappan Company. Prior to joining The Tappan Company in 1976, Mr. Ringler was a consulting manager with Arthur Andersen & Co. He serves on the Board of Directors of the Dow Chemical Company, Corn Products International, Inc. and Autoliv Inc.

JAMES R. THOMPSON was elected to serve as one of our directors effective as of the spin-off date. Since 2001, Governor Thompson has served as, and he continues to be, a director of FMC Technologies. Governor Thompson has served as the Senior Chairman of the Chicago law firm of Winston & Strawn LLP since September 2006 and as the firm’s Chairman from January 1993 to September 2006. He joined the firm in January 1991 as Chairman of the Executive Committee after serving four terms as Governor of the State of Illinois from 1977 until January 14, 1991. Prior to his terms as Governor, he served as U.S. Attorney for the Northern District of Illinois from 1971 to 1975. Governor Thompson served as the Chief of the Department of Law Enforcement and Public Protection in the Office of the Attorney General of Illinois, as an Associate Professor at Northwestern University School of Law, and as an Assistant State’s Attorney of Cook County. Governor Thompson was a member of the National Commission on Terrorist Attacks Upon the United States (also known as the 9/11 Commission). He is a former Chairman of the President’s Intelligence Oversight Board. He is the Chairman of the United HEREIU Public Review Board and serves on the Board of Directors of Navigant Consulting Group, Inc. and Maximus, Inc.

Board of Directors

After the spin-off, we expect that JBT Corporation’s Board of Directors will consist of seven members, six of whom will be independent directors. Our directors will be divided into three classes. Approximately one-third will be Class I directors, with terms expiring at the annual meeting of stockholders to be held in 2009; approximately one-third will be Class II directors with terms expiring at the annual meeting of stockholders to be held in 2010; and approximately one-third will be Class III directors with terms expiring at the annual meeting of stockholders to be held in 2011. Commencing with the annual meeting of stockholders to be held in 2009, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires, and thereafter will serve for a term of three years. Each director will hold office, in accordance with the Amended and Restated Certificate of Incorporation and By-laws of JBT Corporation, until the next annual meeting of stockholders and until his or her successor is duly elected and qualified.

Effective as of the spin-off date, Messrs. Cannon, Goodwin, Ringler, Thompson and Feldman and Ms. Devine and Ms. Kawalek will serve as directors of JBT Corporation. We expect that all such persons will continue as a director of JBT Corporation and that no additional directors will be appointed on or after the spin-off date to our initial Board of Directors.

Director Independence

Following the spin-off, JBT Corporation’s Corporate Governance Guidelines will provide that a majority of JBT Corporation directors must be independent under criteria established by the NYSE. In order for a director to be considered “independent,” the Board must affirmatively determine that the director has no material relationship with JBT Corporation (either directly or as a partner, stockholder or officer of an organization that has a relationship with JBT Corporation). In each case, the Board considers all relevant facts and circumstances. We expect to designate directors such that six of our directors will be independent, in accordance with our Corporate Governance Guidelines and the rules of the NYSE and other applicable laws.

Committees of the Board of Directors

Our Board of Directors will establish the following three standing committees to assist it with its responsibilities: Audit, Compensation and Nominating and Governance. All members of the Audit, Compensation and Nominating and Governance Committees will meet the criteria for independence as established by the NYSE and under the Sarbanes-Oxley Act of 2002. Each of the Committees is described in greater detail below. The Board will establish written charters for each of the Committees, which will be available on our web site located at www.jbtcorporation.com following the spin-off. Following the spin-off, any changes to the charters will be reflected on our web site.

Audit Committee

We expect to designate members of our Audit Committee on or prior to the spin-off. The principal duties of the Audit Committee under its written charter will include: (i) responsibilities associated with our external and internal audit staffing and planning; (ii) accounting and financial reporting issues associated with our financial statements and filings with the SEC; (iii) financial and accounting organization and internal controls; (iv) auditor independence and approval of non-audit services; and (v) “whistle-blower” procedures for reporting questionable accounting and audit practices.

The Audit Committee charter will require that the Committee be comprised of at least three directors, all of whom must be independent under the NYSE listing standards and the Sarbanes-Oxley Act of 2002. In addition, each member of the Audit Committee will be financially literate within the meaning of the NYSE listing standards, and at least one member will have sufficient accounting or financial management expertise to qualify as an “audit committee financial expert,” as determined by the Board in accordance with SEC rules.

Compensation Committee

We expect to designate members of our Compensation Committee on or prior to the spin-off. The principal duties of the Compensation Committee under its charter will include: (i) ensuring that a succession plan for the Chief Executive Officer is in place; (ii) reviewing management’s recommendations for executive officers and making recommendations to the Board of Directors; (iii) approving the compensation for the Chief Executive Officer; (iv) reviewing and approving compensation policies and practices for other executive officers including their annual salaries; (v) reviewing and approving major changes in employee benefit plans; (vi) reviewing short and long-term incentive plans and equity grants; (vii) recommending to the full Board changes to the compensation of the independent members of the Board of Directors; and (viii) reviewing the Compensation Discussion and Analysis to be included in our annual report or proxy statement and, if appropriate, issuing its report recommending to the Board of Directors its inclusion of the Compensation Discussion and Analysis in our annual report or proxy statement. The Compensation Committee charter will require that the Committee be comprised of at least three directors, all of whom must be independent under the NYSE listing standards.

The scope of authority delegated to the Compensation Committee by the Board of Directors is to decide whether or not to accept, reject or modify our management’s proposals for annual compensation awards to our executive officers. The Compensation Committee also has the authority to recommend the amount of compensation to be paid to our non-management directors. See “Compensation Discussion and Analysis” for a detailed description of the role of the Compensation Committee in reviewing and approving our executive officer and independent director compensation, see “Compensation Discussion and Analysis.”

Nominating and Governance Committee

We expect to designate members of our Nominating and Governance Committee on or prior to the spin-off. The principal duties of the Nominating and Governance Committee under its written charter will include: (i) identifying and recommending to the Board of Directors qualified nominees for election to the Board of Directors; (ii) making recommendations to the Board of Directors concerning the structure and membership of other Board committees; (iii) making recommendations to the Board of Directors from time to time regarding matters of corporate governance; (iv) reviewing our ethics policy; and (v) reporting annually to the Board of Directors the Committee’s assessment of the performance of the Board of Directors and its committees. The Nominating and Governance Committee charter will require that the Committee be comprised of at least three directors, all of whom are independent under the NYSE listing standards.

In connection with its role in recommending candidates for the Board, the Nominating and Governance Committee will advise the Board with respect to the combination of skills, experience, perspective and background that its members believe are required for the effective functioning of the Board considering our current business strategies and the regulatory, geographic and market environment. We have not yet established specific, minimum qualifications for director nominees. Our corporate governance principles will provide that directors should be selected based on integrity, successful business experience, stature in their own fields of endeavor and the diversity of perspectives they bring to the Board. Our corporate governance principles will also require that a majority of our non-management directors should be active or retired senior executives, preferably Chief Executive or Chief Operating Officers of publicly-held companies. In addition, the corporate governance principles will provide that our non-management directors should also be chosen based on recognized experience in our lines of business and leadership in areas of government service, academia, finance and international trade. Nominees to be evaluated by the Nominating and Governance Committee for vacancies on the Board will be selected by the Committee from candidates recommended by multiple sources, including business and personal contacts of the members of the Nominating and Governance Committee, recommendations by our senior management and candidates identified by independent search firms, stockholders and other sources, all of whom will be evaluated based on the same criteria.

Stockholders will be provided the opportunity to submit recommendations for future candidates for election to the Board of Directors for consideration by the Nominating and Governance Committee by writing to the Corporate Secretary at JBT Corporation, 200 East Randolph Drive, Chicago, Illinois 60601. A letter making a director candidate recommendation will need to include the candidate’s name, biographical information and a summary of the candidate’s qualifications. In addition, the letter should be accompanied by a signed statement from the nominee indicating that the nominee is willing to serve as a member of the Board. To make a recommendation for the 2009 Annual Meeting, please refer to the timing requirements specified in the section of this Information Statement entitled “Proposals for the 2009 Annual Meeting of Stockholders.” All submissions from stockholders meeting these requirements will be reviewed by the Nominating and Governance Committee.

CORPORATE GOVERNANCE

Governance Practices

Following the spin-off, we will initially continue to observe corporate governance practices and principal governance documents substantially the same as those adopted by FMC Technologies, which are designed to ensure that we maximize stockholder value in a manner that is consistent with both the legal requirements applicable to us and a business model that requires our employees to conduct business with the highest standards of integrity. Our Board has adopted and will adhere to corporate governance principles which the Board and senior management believe promote this purpose, are sound and represent best practices, and will review these governance practices, the corporate laws of the State of Delaware under which we were incorporated, the rules and listing standards of the NYSE and the regulations of the SEC, as well as best practices recognized by governance authorities to benchmark the standards under which it operates. Our principal governance documents will be as follows:

•	Corporate Governance Guidelines;

•	Board of Directors committee charters, including:

•	Audit Committee charter;

•	Compensation Committee charter;

•	Nominating and Governance Committee charter; and

•	Code of Business Conduct and Ethics.

Our governance documents will be available following the distribution date on our web site at www.jbtcorporation.com.

Our Board of Directors, with assistance from its Nominating and Governance Committee, will regularly assess our governance practices in light of legal requirements and governance best practices.

Executive Director Sessions

Under our Corporate Governance Guidelines, the outside directors will meet in regularly scheduled executive sessions without management. We expect that a lead independent director will be selected by the Board to serve as the presiding director at these meetings.

Communications with the Board of Directors

After the spin-off, stockholders and other interested persons seeking to communicate directly with the Board of Directors, with the lead independent director or the independent directors as a group should submit their written comments c/o Lead Independent Director at our principal executive offices set forth on page 4. The lead independent director will review any such communication at the next regularly scheduled Board meeting unless, in his or her judgment, earlier communication to the Board is warranted.

If a stockholder communication raises concerns about the ethical conduct of management or JBT Corporation, it should be sent directly to our Corporate Secretary at our principal executive offices set forth on page 4. The Corporate Secretary will promptly forward a copy of any such communication to the Chairman of the Audit Committee and, if appropriate our Chairman, and take such actions as they authorize to ensure that the subject matter is addressed by the appropriate committee of the Board, by management and/or by the full Board.

At the direction of the Board, we reserve the right to screen all materials sent to its directors for potential security risks, harassment purposes or routine solicitations.

Code of Business Conduct and Ethics

Prior to the distribution date, we will adopt a Code of Business Conduct and Ethics which will apply to our directors, Chief Executive Officer, Chief Financial Officer, Controller and other JBT Corporation employees. The Code of Business Conduct and Ethics will be available free of charge through the “Governance” portion of our web site at www.jbtcorporation.com, or by writing to the attention of Investor Relations at our principal executive offices set forth on page 4.

DIRECTOR COMPENSATION

Our compensation plan for non-management members of our Board of Directors is included in our Incentive Compensation and Stock Plan (the “Incentive Compensation Plan”). The Incentive Compensation Plan grants the Board of Directors the authority to modify the terms of the Board of Directors’ compensation plan pursuant to a resolution of the Board of Directors.

Each non-management director will receive an annual retainer of $50,000, payable in equal quarterly installments. Each director will receive at least $25,000 of this annual retainer in the form of restricted stock units and will have the ability to elect to receive the remainder in cash, payable in quarterly installments. Each director will also have the option of deferring the cash portion of the annual retainer and receiving it in the form of restricted stock units. These restricted stock units will have a fair market value equal to the deferred amount of the annual retainer on the date of the grant and will vest on the date of the following year’s Annual Meeting of Stockholders.

We will also make an annual non-retainer equity grant to our non-management directors of restricted stock or restricted stock units of equivalent value. Upon joining the Board in 2008, we will award each of our non-management directors restricted stock units with a value of $60,000. These awards will not vest until the date of our 2009 Annual Meeting of Stockholders. Annual non-retainer equity grants will occur in subsequent years on the date of our Annual Meeting of Stockholders.

We will have ownership requirements for our non-management directors that are based on a multiple of five times the amount of each director’s annual retainer and are designed to align the financial interests of our directors with the interests of our shareholders. Non-management directors will have a period of five years to achieve the required level of stock ownership. Our non-management directors will also be required to hold the restricted stock units they elect to receive from the annual retainer and the annual non-retainer equity grants they are awarded until after they complete their service on our Board of Directors. Restricted stock units granted to a director will be settled in common stock upon completion of the director’s service on our Board of Directors. These restricted stock units will be forfeited if a director ceases service on our Board of Directors prior to the vesting date of the restricted stock units, except in the event of death or disability. Unvested restricted stock units will be settled and payable in common stock upon the death or disability of a director or in the event of a “change-in-control” of our company, as such term is defined under our Incentive Compensation Plan.

The Compensation Committee of FMC Technologies’ Board of Directors retained Hewitt Associates, an independent compensation consultant, to perform an analysis of peer company non-management director compensation practices. Additional information regarding the peer companies surveyed by Hewitt Associates is included in “Establishing Competitive Pay Levels” in “Compensation Discussion and Analysis” below. Based on an analysis of this information, FMC Technologies’ Compensation Committee has established the initial compensation structure for our non-management directors. Our non-management directors will not receive additional cash remuneration for each Board of Directors meeting or Board of Directors committee meeting attended. The chairs of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee will receive an additional annual fee of $10,000. Each non-management director will also receive reimbursement for reasonable incidental expenses incurred in connection with the attendance of meetings of the Board and Board committees. We may elect to pay for travel expenses of spouses of our non-management directors for board of director meetings occurring outside of the United States. We may also pay a federal income tax gross-up related to reimbursed travel expenses paid to our non-management directors. Mr. Cannon, our Chairman and Chief Executive Officer, will not receive additional compensation for his service as a director.

Our non-employee directors will not participate in our employee benefit plans other than our matching program for charitable contributions.

EXECUTIVE COMPENSATION

Compensation of our Named Executive Officers

We have identified Charles H. Cannon, Jr., Ronald D. Mambu, Juan C. Podesta and Torbjörn Arvidsson as our named executive officers. The information provided with respect to Messrs. Cannon, Mambu, Podesta and Arvidsson for the years 2007 and, where applicable, 2006, reflects their compensation earned while employed by FMC Technologies. We have not designated any other current employee of FMC Technologies as an executive officer, and accordingly our executive compensation disclosure will address the historical compensation of only four named executive officers. Our named executive officers for 2008 could change, as we will hire new executive officers in connection with the spin-off and because the determination of our named executive officers for 2008 will be based on our performance and final compensation decisions. While Messrs. Cannon, Mambu, Podesta and Arvidsson will be employed by FMC Technologies prior to the spin-off, their executive roles and compensation structures with JBT Corporation will differ in some respects from their most recent positions with FMC Technologies. We have adopted and will continue to develop our own compensation plans and programs and anticipate that each of our executive officers will be covered by these programs following the spin-off. A more detailed description of our compensation programs can be found below under the heading “Compensation Discussion and Analysis.”

Compensation Discussion and Analysis

The following provides an overview of the FMC Technologies executive compensation program that applied to Messrs. Cannon, Mambu, Podesta and Arvidsson in 2007, when they served as employees of FMC Technologies. In addition, this section also describes the executive compensation program that we currently anticipate will be implemented by JBT Corporation. In general, we do not anticipate many differences between our executive compensation program and that of FMC Technologies, which we believe has provided appropriate incentives to FMC Technologies’ executive officers in a manner that is consistent with the interest of FMC Technologies’ shareholders.

We anticipate that following the spin-off, Messrs. Cannon, Mambu, Podesta and Arvidsson will be four of our named executive officers for the year ended December 31, 2008. Our fifth named executive officer will be designated when our staffing of corporate and division management function is completed. Of the named executive officers, only Mr. Cannon is currently a named executive officer of FMC Technologies, as a senior vice president. Since our anticipated named executive officers’ roles and responsibilities may differ in many respects from those that they had with FMC Technologies, their historical compensation may not necessarily be indicative of their future compensation as executive officers of JBT Corporation. As an example, although Mr. Cannon was a Senior Vice President of FMC Technologies and was responsible for managing the two business segments which will constitute our company, he did not have the roles of Chief Executive Officer or Chairman of the Board of Directors, which will substantially increase his overall corporate responsibilities from those he had for FMC Technologies. Mr. Mambu served as Corporate Controller for FMC Technologies, reporting to its Chief Financial Officer. As our Chief Financial Officer, Mr. Mambu’s corporate role and responsibilities will also change significantly as he will have the responsibility for managing the entire corporate financial function for JBT Corporation encompassing treasury and tax functions in addition to financial strategy and reporting. The roles and responsibilities of Mr. Podesta and Mr. Arvidsson will not change significantly from their current responsibilities as division managers for FMC Technologies. Nevertheless, we have elected to present historical compensation information for each of our anticipated named executive officers for periods during which they were employees of FMC Technologies in order to provide a historical basis against which to compare compensation going forward. Because Mr. Cannon was a named executive officer of FMC Technologies, FMC Technologies reported his 2006 and 2007 compensation and we are including this previously reported compensation information. For Messrs. Mambu, Podesta and Arvidsson, we are presenting only the last year of compensation, as permitted by SEC regulations.

Each of our executive compensation plans and agreements has been reviewed and approved by FMC Technologies’ Compensation Committee, and certain of our executive compensation plans will have been approved prior to our spin-off by FMC Technologies, as our sole stockholder. Following the spin-off, our executive compensation plans will be administered by the Compensation Committee established by our Board of Directors, which will be formed prior to the distribution date. All of the members of our Compensation Committee will independent directors as defined by the listing requirements of the NYSE.

In anticipation of the spin-off, FMC Technologies’ Compensation Committee engaged Hewitt Associates, an independent compensation consultant, to provide guidance with respect to the development and implementation of our compensation programs, including those for our executive officers. After the spin-off, these matters will fall within the responsibility of our Compensation Committee. Under its charter, our Compensation Committee will have the authority to engage the services of outside auditors, experts and others to assist the committee’s fulfillment of these responsibilities.

General Principles

An explanation of the compensation philosophy and practices that impacted the 2007 compensation of the individuals that we expect to be our named executive officers following the spin-off requires an explanation of those philosophies and practices utilized by FMC Technologies and how they impacted their 2007 compensation. Accordingly, the following is a discussion and analysis of FMC Technologies’ executive compensation practices, together with a description of our anticipated executive compensation policies.

FMC Technologies. The core principles underlying FMC Technologies’ executive compensation philosophy are:

•

Compensation opportunities are competitive—potential compensation for executives is targeted at median levels paid at comparable peer companies with whom FMC Technologies would be likely compete for executive talent in order to attract, motivate and retain skilled managerial talent over the long term;

•

Executive compensation is performance-based—a portion of an executive’s compensation is directly linked to achievement of specific corporate and individual results that FMC Technologies believes create shareholder value;

•

Long term equity compensation incentives represents a significant portion of executive compensation—at risk equity compensation in the form of stock options, time-based restricted stock grants, and performance-based restricted stock grants, along with stock ownership and retention guidelines, align executive and shareholder interests and provide proper motivation for enhancing both short-term and long-term shareholder value; and

•	Compensation rewards internal talent development—a portion of executive compensation is tied to recruitment and development of future executive talent.

JBT Corporation. Our core executive compensation principles will mirror those employed by FMC Technologies, although the peer companies we will use to establish our median potential compensation levels will differ. Those peer companies are listed below under “Establishing Competitive Pay Levels.”

Long Tenured Management Team and Internal Development

Four of our named executive officers are individuals who have devoted the majority of their professional careers to FMC Technologies and its predecessor, FMC Corporation. With tenure averaging 25.1 years, our executive management team has had a long-term, personal and financial interest in the success of FMC Technologies, which we expect to carry over into our company. FMC Technologies management philosophy strongly advocated promoting from within and developing its own talent and we expect to continue to have this bias toward internal executive talent development. FMC Technologies’ ability to develop and retain executive management talent is perceived to be a strong component of its business success and we anticipate that it will be similar positive contributor to our growth and success. However, we may need to recruit externally for certain of our executive corporate staff positions.

Allocation of Pay Between Short- and Long-Term

FMC Technologies. FMC Technologies’ compensation programs are designed in a manner that provides incentives to its executive officers to achieve short- and long-term operating and strategic objectives. To foster a longer term view (i.e., longer than twelve months), FMC Technologies’ compensation programs are weighted toward longer term incentives in the form of equity incentive compensation with a three or four year vesting requirement and a variable performance-based component. Although these equity compensation incentives deliver a competitive economic value on the date of grant, their ultimate value to an executive depends upon the market value of the equity after the end of the vesting period. That value is largely dependent upon FMC Technologies’ future performance and market dynamics.

JBT Corporation. We intend to employ compensation programs that are similarly designed to foster both short- and long-term operating and strategic objectives.

Establishing Competitive Pay Levels

FMC Technologies. FMC Technologies’ Compensation Committee annually reviews executive pay, peer group practices and FMC Technologies’ performance to ensure that its total compensation program design is consistent with its stated compensation philosophies and that overall compensation is within appropriate parameters. Based on this review, which is detailed below, FMC Technologies’ Compensation Committee concluded that the total compensation paid in 2007 to its named executive officers, which included Mr. Cannon, was appropriate and reasonable. Although FMC Technologies’ Compensation Committee did not provide direct oversight over the individual compensation decisions of our other named executive officers, the Committee did evaluate the appropriateness of compensation paid to FMC Technologies’ executive officers generally as a group, which included Mr. Mambu, Mr. Podesta and Mr. Arvidsson. As Senior Vice President for FMC Technologies’ FoodTech Division, Mr. Cannon had the specific responsibility for evaluating the performance of Mr. Podesta and Mr. Arvidsson and establishing their final compensation amounts.

In determining 2007 compensation levels for its executive officers, FMC Technologies’ Compensation Committee reviewed compensation survey data supplied by Hewitt Associates, the independent executive compensation consultant it retained. The companies included in the Hewitt Associates survey were selected by FMC Technologies’ management and approved by its Compensation Committee for peer group comparison. For 2007, this peer group consisted of the 24 industrial companies listed below and included a subset of eight oilfield services companies with which its energy businesses directly compete for talent. The list is reviewed on an annual basis by FMC Technologies’ Compensation Committee to ensure continuing relevancy. In approving the companies to be included in the peer group, the Compensation Committee reviewed revenue and market capitalization of each company, as well as products and markets served, to determine whether it was appropriate to include the company in the peer group.

Ameron International Corporation	Ingersoll-Rand Company Limited
Baker Hughes Incorporated *	Lennox International Inc.
BJ Services Company *	McDermott International, Inc.
BorgWarner Inc.	Milacron Inc.
Cameron International Corporation *	National Oilwell Varco, Inc. *
Cooper Industries, Ltd.	Schlumberger Limited *
Cummins, Inc.	Smith International Inc. *
Dover Corporation	Snap-On Incorporated
Eaton Corporation	Stewart & Stevenson, Inc.
Federal-Mogul Corporation	Trinity Industries, Inc.
Foster Wheeler Ltd.	Weatherford International Ltd. *
Halliburton Company *	The Williams Companies, Inc.

*	These companies comprise the oil field services subset.

Based on the survey market data provided by Hewitt Associates, FMC Technologies’ Compensation Committee reviewed the appropriateness of each of its executive officer’s base pay, annual non-equity incentive compensation, and annual equity award. FMC Technologies’ Compensation Committee allocated total compensation to its executives among the various elements of short-term cash compensation (base pay and annual non-equity incentive compensation) and long-term compensation (equity awards) to approximate the allocation of the peer group surveyed.

For 2007, Hewitt Associates’ compensation survey indicated that approximately 29% of annual compensation was base pay, 18% was annual non-equity incentive compensation, and 53% was allocated to long-term incentives (both cash and equity incentives) among the surveyed companies. The actual compensation delivered to our anticipated named executive officers who were employed by FMC Technologies for 2007 was 31% base pay, 26% annual non-equity incentive compensation and 43% equity compensation. The actual compensation paid to FMC Technologies’ named executive officers in 2007 was influenced by FMC Technologies’ overall financial results, which resulted in significantly higher annual non-equity incentive compensation than target.

When making compensation comparisons between its executive officers and the market data for 2007, FMC Technologies used either the 24 industrial companies or the eight oilfield services companies as the appropriate reference point depending on the responsibilities of the particular executive officer. Mr. Cannon’s 2007 compensation was compared to that of the executive officers in the wider group of 24 industrial companies since his responsibilities did not extend to FMC Technologies’ energy businesses. For each of its executive officers, including Mr. Cannon, FMC Technologies’ Compensation Committee compared each element of the executive’s compensation, as well as the executive’s total compensation, to his or her counterparts at companies in the relevant peer group.

JBT Corporation. FMC Technologies’ Compensation Committee commissioned Hewitt Associates to perform a compensation survey in order to provide initial executive compensation program and design advice for us and concluded that the planned total compensation for our named executive officers following the spin-off was appropriate and reasonable. The companies surveyed for this purpose were also selected by FMC Technologies’ management and approved by FMC Technologies’ Compensation Committee for peer group comparison. This peer group differs from that selected for benchmarking FMC Technologies’ executive compensation program because of our focus on the food and air transportation industries and our smaller market capitalization. The peer group consists of the following 28 industrial companies.

AAR Corp.	Intermec, Inc.
Applied Industrial Technologies Inc.	Kaman Corporation
BE Aerospace Inc.	Lance, Inc.
Briggs & Stratton Corporation	The Manitowoc Company
Church & Dwight Co., Inc.	The Middleby Corporation
Curtiss-Wright Corporation	Moog Inc.
Dresser Rand Group Inc.	Sanderson Farms, Inc.
EnPro Industries, Inc.	Sensient Technologies Corporation
ESCO Technologies, Inc.	Sequa Corporation
Federal Signal Corporation.	Standex International Corporation
Flowers Foods, Inc.	Tennant Company
Flowserve Corporation	Triumph Group, Inc.
Gardner-Denver, Inc.	Valmont Industries, Inc.
IDEX Corporation	Woodward Governor Company

Although the companies included in both of the Hewitt Associates surveys vary in revenue size and market capitalization, the surveys utilized regression analysis to develop size-adjusted values for each element of compensation. Additionally, for equity based compensation, Hewitt Associates used Black-Scholes based options models to value stock options and other economic pricing models for other equity-based compensation.

The selected group of 28 companies consists of similarly sized manufacturing and service companies that we would likely compete with for customers, suppliers, executive talent and, ultimately, investors. We believe that this group should provide a representative sample for comparison of financial and stock performance and also gives a broad spectrum of compensation philosophies. Similar to the analysis used by FMC Technologies, as described above, we intend to benchmark our compensation against our peer group.

Cash Pay Elements—Base Pay

FMC Technologies. The annual cash pay elements that FMC Technologies’ executive officers receive include a base salary and an opportunity to earn an annual non-equity incentive compensation award. FMC Technologies targets its executive base pay and annual non-equity incentive compensation opportunities at the 50th percentile of its comparison group of peer companies on a size-adjusted basis.

FMC Technologies has four levels of performance in its “pay for performance” system: Needs Improvement, Good, Outstanding and Exceptional. Using these criteria, an executive who satisfies all of his or her major responsibilities areas (“MRAs”) for the year would be given a performance rating of “Good” for the year. If the executive were to exceed all MRAs, he or she would receive a performance rating of “Outstanding.” An “Exceptional” rating is unusual. This rating would be utilized in rare circumstances where performance and other criteria would dictate that an unusual level of incentive compensation was justifiable. A “Needs Improvement” rating would indicate that an executive failed to meet his or her MRAs for the year. FMC Technologies’ performance ratings and the corresponding position versus the base salary midpoint for each salary grade were as follows for 2007:

Performance Rating	Base Salary as a Percentage of Midpoint
Exceptional	115 - 125%
Outstanding	105 - 114.9%
Good	95 - 104.9%
Needs Improvement	75 - 94.9%

Annually, each FMC Technologies executive officer’s performance is evaluated by the executive’s immediate supervisor against MRAs established earlier in the year. Mr. Cannon’s evaluation for his 2007 compensation was conducted by FMC Technologies’ Chief Executive Officer. FMC Technologies’ MRAs vary depending on the roles and responsibilities of the particular executive and may, in part, be subjective. These individual subjective MRAs may include, as examples, goals for acquisitions or divestitures, safety performance, achieving recruiting targets, building management depth, technology innovations and improving market positions through profitable growth and new product introductions. A performance rating for each executive is then established based on an assessment of the executive’s performance against their MRAs and a merit base salary increase is planned based on the executive’s current position in the performance range. Merit increase guidelines are established annually for all employees by FMC Technologies’ Compensation Committee, including the executive officers, based on annual market surveys. In 2007, FMC Technologies merit increase pool was 3.6%.

JBT Corporation. Similar to FMC Technologies, our executive officers will also receive a base salary and an opportunity for an annual non-equity incentive compensation award, which we will also target to equate to the 50th percentile of our comparison group of peer companies on a size-adjusted basis. We will use our survey’s median base pay value for comparable employees to set our base salary midpoint for each salary grade within our compensation program. Each salary grade range will set minimum pay at 75% of the midpoint and maximum pay at 125% of the midpoint. The range will be delineated into performance sections tied to MRAs such that an individual’s base pay should be at the point in the range corresponding to his or her current level of performance on their MRAs. We expect to continue FMC Technologies’ practice of having four levels of performance in our “pay for performance” system: Needs Improvement, Good, Outstanding and Exceptional. We also intend to implement performance evaluation practices similar to those employed by FMC Technologies. Mr. Cannon’s evaluation will be performed by the Compensation Committee of our Board of Directors. Although we do not anticipate that our Compensation Committee will provide direct oversight over the individual compensation decisions of our other anticipated named executive officers, the Committee will evaluate the appropriateness of compensation paid to our executive officers generally as a group, which will include our other named executive officers.

Cash Pay Elements—Annual Non-Equity Incentive Compensation

FMC Technologies. FMC Technologies’ annual non-equity incentive compensation plan is a variable cash-based incentive plan designed to focus management on performance factors important to the continued success of their business units and the overall performance of FMC Technologies. In 2007, FMC Technologies’ annual non-equity incentive compensation percentages ranged from 24% to 110% of base salary, which were generally a function of salary grade. For 2007, FMC Technologies’ annual non-equity incentive compensation opportunity was weighted primarily toward business performance (70%), referred to generally as the “BPI” component, and secondarily to individual performance (30%), referred to as the “API” component.

FMC Technologies’ Compensation Committee establishes BPI targets for FMC Technologies’ annual non-equity incentive program annually utilizing measures it believes correlate highly to enterprise value growth and total shareholder returns. In 2007, the measures selected by FMC Technologies’ Compensation Committee for FMC Technologies’ BPI targets were EBITDA growth and Net Contribution. FMC Technologies’ Compensation Committee established a range of realistic results for these measures along a continuum. For instance, the Committee established one value for a targeted EBITDA growth at 1.0. If actual EBITDA growth results were less than the target, the BPI multiple would fall between 0.0 and 1.0. If FMC Technologies’ EBITDA growth exceeded the target, their BPI multiple would be established between 1.0 and 3.0. FMC Technologies’ resulting BPI multiple was then multiplied by its individual executive officer’s non-equity incentive compensation percentage to determine non-equity inventive compensation payout to that executive.

All of FMC Technologies’ named executive officers received a corporate-wide BPI rating which is based on the consolidated results of FMC Technologies’ business units. In 2007, FMC Technologies’ BPI target for annual EBITDA growth was set at a 34% increase above 2006 and its Net Contribution target was set at an increase of 60% over 2006. FMC Technologies’ actual 2007 performance exceeded both of the targets resulting from its ability to benefit from high levels of oilfield activity. Actual EBITDA growth in 2007 was 40% above 2006 performance and compares to a target of 34%. The actual 2007 Net Contribution increase of $68,000,000 was 65% above 2006 versus the 60% target. This performance was rated a 1.58 based on the scale established at the beginning of the year.

A similar exercise is performed for the API. The API rating is based on the achievement by an executive officer of both quantifiable performance objectives as well as other, more subjective objectives. These objectives differ from MRAs utilized to determine performance ratings for establishing an executive officer’s base pay described above under “Cash Pay Elements—Base Pay.” If an executive officer failed to achieve all of his or her objectives, the API multiple would likely be 0.00. If the executive met some, but not all of the objectives, the API multiple would fall between the range of 0.00 to 2.0 depending upon the number of objectives accomplished, their relative importance and difficulty and the factors that may have prevented achievement of certain objectives. An executive achieving all objectives could potentially receive an API of 2.0, although this would be unusual due to our efforts to establish stretch objectives that may be extremely difficult to achieve.

For 2007, FMC Technologies’ executive officers that we anticipate being our named executive officers received API ratings ranging from 1.2 to 1.4 for 2007, with an average rating of 1.3. For purposes of comparison, our anticipated named executive officers received API ratings from FMC Technologies in 2006 that ranged from 1.25 to 1.40 and averaged 1.31. On average, the API portion of the annual non-equity incentive compensation represented less than 6% of the total compensation paid to our anticipated named executive officers by FMC Technologies (as set forth in the Summary Compensation Table below). Given API is a small component of our total compensation calculation, we do not believe providing the exact API rating for each of our anticipated named executive officers is material to understanding the basis of our compensation decisions and policies.

To illustrate the calculation of the annual non-equity incentive utilizing the compensation program we intend to adopt, assuming an executive officer has a base salary of $600,000, a 65% target bonus, a BPI rating of 1.58 and an API rating of 1.3, the executive’s annual non-equity incentive compensation payment would be calculated in the following manner:

BPI:	$600,000 x .70 (BPI weighting) x .65 (target bonus) x 1.58 (corporate BPI achievement)	$431,340
API:	$600,000 x .30 (API weighting) x .65 (target bonus) x 1.3 (individual API rating)	$152,100
	Total Non-Equity Incentive Compensation	$583,440

The following table lists certain 2007 API objectives that our anticipated named executive officers had as employees of FMC Technologies and their performance against those objectives. Certain API objectives that we consider commercially sensitive and believe will provide proprietary data to our competitors and could cause us competitive harm have been omitted.

Named Executive Officer	2007 API Performance
Charles H. Cannon, Jr.

•        achieved record revenue and EBIT performance in FoodTech, exceeding prior year levels by 19% and 21%, respectively

•        improved profitability by over $1 million through sourcing initiatives and cost reduction programs

•        successfully divested Allen/PPM business yielding a net gain

•        successfully penetrated a major new ground support equipment customer resulting in sales of almost $10 million

Ronald D. Mambu

•        continued the successful transition of the FMC Technologies corporate accounting function from Chicago to Houston

•        Continued to achieve annual efficiencies in corporate accounting by reducing headcount by 7% in 2007

•        assisted Chief Financial Officer with FMC Technologies strategic portfolio initiatives

•        continued efforts worldwide to retain, develop and strengthen the FMC Technologies internal control function

Juan C. Podesta

•        returned European operation to consistently deliver a positive 21% return on average capital employed after three successive periods of negative returns

•        achieved milestones toward development of critical mass for sourcing initiatives in Asia including new product assembled in Ningbo, China

•        developed Asian market strategy, grew Asia sales by $7.8 million over prior year and achieved profit during first full year of operations in Ningbo, China

•        strengthened global citrus processing franchise, gaining shares in Brazil, Mexico, Europe, the Middle East, Africa and China; won all new citrus processing projects or juice room expansions in Spain, Brazil and Florida

•        continued growth of global canning systems on the strength of new products introductions, increasing year over year sales and earning by 14% and 21%

•        led market development investments and effort in growth regions: year-over-year combined division sales expanded 60% in Asia, 30% in Eastern Europe and 25% in the Middle East

Named Executive Officer	2007 API Performance
Torbjörn Arvidsson

•        achieved record revenue and EBIT performance for third consecutive year, exceeding prior year levels by 15% and 27%, respectively

•        reduced working capital utilization to a negative 2.4%

•        increased inbound Stein equipment in Europe, the Middle East and Africa by over 50%

•        executed large, critical Australian poultry installation on time and within budget, resulting in strengthened Asian market position

JBT Corporation. Similar to FMC Technologies, the objectives of our annual non-equity incentive compensation plan will be focused on performance factors that FMC Technologies’ management and Compensation Committee has concluded will be important to the success of our businesses. For 2008, FMC Technologies’ Compensation Committee has established our initial annual non-equity incentive bonus percentages ranging from 24% to 85%, with specific percentages for each of our named executive officer depending primarily upon salary grade. The highest percentage (85%) is assigned to our Chief Executive Officer, with the range for our other named executive officers ranging from 55% to 60%. We will utilize the same weighting that are employed by FMC Technologies, 70% BPI and 30% API, for our annual non-equity incentive compensation opportunity for 2008. The annual non-equity incentive compensation awards paid in 2007 to Mr. Cannon, Mr. Mambu and our other anticipated named executive officers by FMC Technologies appear in column (g), “Non-Equity Incentive Plan Compensation,” in the Summary Compensation Table.

Similar to FMC Technologies, we intend to establish BPI targets for our annual non-equity incentive program. For our 2008 fiscal year, FMC Technologies’ Compensation Committee selected EBIT growth, EBIT as a Percentage of Sales and Net Contribution as the BPI measures, to be equally weighted, for our annual non-equity incentive compensation program and established a range of realistic results for these measures against which to measure 2008 performance for the incentive compensation multiples along a 0.0 to 3.0 continuum. The determination of our BPI multiple for 2008 will be made in the same manner as is described above for FMC Technologies. EBIT as a Percentage of Sales will measure how much our profitability improves as a function of revenue. As an incentive measure, we believe that this will help us drive our executive officers to improve profitability while also increasing sales. Our Net Contribution will be net income plus after tax-interest expense minus a 10.5% charge for average capital employed (debt plus equity). This will show total net income generated for every dollar of capital we employ after subtracting a 10.5% charge as the cost of capital. As an incentive measure, Net Contribution will encourage our executives to grow the business while efficiently using capital.

We will adjust all of these measures to account for the cumulative effect of changes in accounting principles, significant acquisitions and divestitures and foreign exchanges movements, as has been the case for FMC Technologies. We anticipate using the same BPI and API non-equity incentive compensation calculation techniques as those employed by FMC Technologies. For our 2008 annual non-equity incentive compensation program, FMC Technologies’ Compensation Committee has approved an API range from 0.0 to 2.0.

Equity Compensation Practices

FMC Technologies. The long-term element of FMC Technologies’ executive compensation is equity stock awards, which provides its executive officers the opportunity to realize financial rewards if FMC Technologies stock price appreciates over the long term. FMC Technologies’ equity awards have vesting periods of three or four years. FMC Technologies used the Hewitt Associates survey data noted previously to establish a value for the equity compensation granted to each of its executive officers. To determine the appropriate amount of equity based compensation awards for its executive officers, FMC Technologies determines the size-adjusted median value of comparable equity compensation awards issued by its peer group of companies surveyed by Hewitt Associates to each named executive officer’s peers with the surveyed companies. The grant size of restricted stock or stock options for each of FMC Technologies’ executive officers is then set by dividing the size-adjusted median value for that officer by FMC Technologies’ prior year end closing stock price, discounted to reflect the risk of forfeiture.

Although FMC Technologies’ incentive compensation program permits its Compensation Committee the flexibility to approve equity compensation awards to its executive officers in a variety of forms, these awards have consisted only of stock options and restricted stock grants (with both time-based and performance-based vesting conditions) since the initial public offering of FMC Technologies in 2001.

The grant date of FMC Technologies annual equity awards is the date of its annual compensation approval meeting in February. Key manager restricted stock awards have historically been granted by FMC Technologies on the first day of the month following the month in which its Compensation Committee met and granted the award. Under FMC Technologies’ compensation plan, as long as an executive remains employed through the age of 62, any unvested equity awards remain outstanding after retirement and vest on the originally scheduled vesting date. Retirements prior to age 62 will result in the forfeiture of unvested awards.

JBT Corporation. Similar to FMC Technologies, we will also grant equity stock awards to our executive officers in order to link their compensation to long-term stock price appreciation. All of our named executive officers as well as certain other key employees will receive equity stock awards in connection with our spin-off from FMC Technologies. FMC Technologies’ Compensation Committee utilized the peer group survey data established for JBT Corporation to establish a value for these initial equity compensation awards that will be granted to executive officers at the time of the spin-off. We will follow the same methodology as has been employed by FMC Technologies and utilize our closing stock price on the date the awards are granted following the spin-off for the initial equity compensation awards. For subsequent annual awards beginning in 2009, we will utilize the prior year’s closing stock price to determine the economic value of the grants, discounted to reflect the risk of forfeiture.

Although we will also have the flexibility to grant equity compensation in a variety of forms, we currently anticipate that our equity compensation awards will be primarily in the form of restricted stock. We believe the combination of time-based and performance-based incentives will provide performance incentives for our executive officers in a manner that is consistent with our shareholders’ interests and serves as an effective retention vehicle for our executive officers. We anticipate our equity awards will generally have vesting periods of three years, although certain grants may have longer vesting periods to increase their retention incentive value.

By providing our executive officers with significant compensation opportunities in the form of equity awards, we intend to ensure that a significant portion of our executive officers’ total compensation remains at risk and continues to be tied to the creation of value for our stockholders.

Non-Qualified Stock Options

FMC Technologies. FMC Technologies’ Incentive Compensation and Stock Plan grants its management the authority to issue non-qualified stock options to its executive officers and other key employees. All stock options granted by FMC Technologies to its executive officers are subject to vesting requirements requiring an additional three years of service by the executive before they may vest and the executive receives ownership and voting rights and expire on the tenth anniversary of their issuance. Vesting periods are utilized as a retention incentive.

With the exception of stock options issued in connection with FMC Technologies’ initial public offering in June 2001, FMC Technologies has issued stock options only in February of each year, following review and approval of the grants by its Compensation Committee during the regular committee meeting established to review compensation. FMC Technologies has not issued stock options to its executive officers since 2004. The exercise price for these stock options in each case was the closing price of FMC Technologies’ common stock on the date of the Compensation Committee meeting at which the awards were approved. The date for this Committee Meeting was established more than a year in advance when all FMC Technologies’ Board of Director and committee meetings were scheduled.

JBT Corporation. To the extent we issue stock options, we will also impose a vesting requirement and ten year terms for any such options issued to our executive officers and anticipate following similar practices for establishing the exercise price of such stock options as that employed by FMC Technologies. FMC Technologies stock options that are held by our employees at the time of the distribution will be converted into stock options exercisable into shares of our common stock in a manner that will provide the holders with stock options with an economic value equal to the value of their FMC Technologies stock options as of the effective date of the spin-off.

Time-Based Restricted Stock Grants

FMC Technologies. FMC Technologies issues grants of time-based restricted stock to its executive officers and other key employees under its Incentive Compensation and Stock Plan. All restricted stock awards granted by FMC Technologies to its executive officers are subject to vesting requirements requiring an additional three or four years of service by the executive before they may vest and the executive receives ownership and voting rights. Vesting periods are utilized as a retention incentive.

JBT Corporation. Following the spin-off, the annual FMC Technologies restricted stock grants issued in 2006 and outstanding FMC Technologies key manager restricted stock awards that are held by our employees will not be converted to our common stock and FMC Technologies’ Incentive Compensation and Stock Plan has been amended to permit our employees to continue to hold FMC Technologies restricted stock grants until they vest. All other unvested restricted stock grants that are not subject to performance conditions (described below) and are held by our employees will be converted into restricted grants of our common stock, subject to their existing remaining vesting periods, with an economic value that is equal to the value of their FMC Technologies restricted stock grants as of the effective date of the spin-off.

Subject to ratification by our Compensation Committee, FMC Technologies’ Compensation Committee has approved the issuance of grants of restricted stock awards to our anticipated executive officers and other key employees as a retention incentive in connection with the spin-off. These grants are expected to be issued by JBT Corporation in lieu of the annual equity incentive restricted stock grants that would have been issued to these executive officers and other employees in February 2008 by FMC Technologies. Vesting on these awards will begin to run from the date on which annual equity incentive grants would have been issued to these employees by FMC Technologies (e.g., February 2008).

Performance Based Restricted Stock Awards

FMC Technologies. In 2007, FMC Technologies’ Compensation Committee required that one-half of the amount of the restricted stock awards granted to its executive officers be based on meeting certain performance criteria. FMC Technologies’ performance-based awards link the ultimate amount of a grant of restricted stock to the achievement of performance targets relative to the performance of ten companies included in the PHLX Oil Service Section index (“OSX”) that compete with FMC Technologies in the oilfield services industry. In 2007, the OSX was composed of 15 companies that provide oil drilling and production services. FMC Technologies excludes the index’s five drilling companies as it is the remaining ten companies who most closely mirror FMC Technologies core business activities. The performance metrics for these ten companies are in publicly available information and provide FMC Technologies with readily available, reliable and relevant benchmarks against which to benchmark its performance. The ten companies utilized by FMC Technologies in 2007 to benchmark its performance targets from the OSX are listed below:

Baker Hughes Incorporated

BJ Services Company

Cameron International Corporation

Global Industries, LTD

Halliburton Company

National Oilwell Varco, Inc.

Schlumberger Limited

Smith International Inc.

Tidewater Inc.

Weatherford International Ltd.

This link puts a meaningful portion of each of FMC Technologies executive’s targeted equity award at risk. The percentage of the total performance-based restricted stock award an FMC Technologies executive officer ultimately receives is determined at the end of a one-year measurement period and is dependent upon the performance of FMC Technologies relative to a peer group of companies in the OSX with respect to EBITDA growth, return on investment (“ROI”) and total shareholder return (“TSR”) for that period.

The amount of the performance-based restricted stock award earned by FMC Technologies executive officers can vary between 0%-200% of the target award granted to the executive officer, depending on whether FMC Technologies’ full year performance against the EBITDA growth, return on investment and total shareholder return performance measures was determined to be above average, average or below average relative to the peer group of OSX companies, with one-third of the total grant being tied to each of the three performance measures. FMC Technologies defines its performance for each of the three performance measures as above average if its performance exceeds the performance of the midpoint between the third and fourth ranked peer companies; average if its performance is between the midpoint of the third and fourth ranked peer companies and the midpoint between the sixth and seventh ranked peer companies; and below average if its performance is below the midpoint between the sixth and seventh ranked peer companies. For below-average performance against any of the three performance measures, an FMC Technologies executive officer receives 0% of the one-third portion of the grant tied to such performance measures, for average performance, 100% of one-third of the grant, and for above-average performance, an executive would receive 200% of one-third of the grant. The vesting period for performance-based restricted stock awards is the same as the vesting period for time based restricted stock awards, which is three years from the grant date, meaning that although the performance period considered is one year, the awards do not vest for three years from the date of grant.

For 2007, the following table shows the measures used for FMC Technologies’ performance based restricted stock grants and its performance against each of the three performance measures utilized by FMC Technologies. The numbers in bold-face type in this table designate the level of FMC Technologies performance for each of the three measures.

	Below Average (0% of Target Grant)	Average (100% of Target Grant)	Above Average (200% of Target Grant)	FMC Technologies Performance
EBITDA Growth	<9.6%	> 9.6% and <28.2%	>28.2%	49.8%
Return on Investment	<17.4%	>17.4% and <22.4%	>22.4%	27.6%
Total Shareholder Return	<19.0%	>19.0% and <72.7%	>72.7%	84.0%

As a result of FMC Technologies’ strong financial results for 2007 summarized above, FMC Technologies’ executive officers will receive 200% of the performance-based portion of the restricted stock grants awarded on February 20, 2007, and these awards will vest on January 2, 2010. The final performance-based restricted stock award that Messrs. Cannon and Mambu received from FMC Technologies for 2007 are included in columns (g) and (h) of the “Outstanding Equity Awards at Fiscal Year-End Table” below. None of our other anticipated named executive officers were eligible to receive performance-based restricted stock awards from FMC Technologies. The performance-based restricted stock awards granted to Messrs. Cannon and Mambu will be converted into JBT Corporation restricted stock utilizing a conversion ratio that will preserve the economic value of these awards as of the effective date of our spin-off.

JBT Corporation. We anticipate that all of our named executive officers, as well as certain of our other executive officers, will have half of their restricted stock awards subject to performance criteria. For 2008, we anticipate that the percentage of the total performance-based restricted stock award any of our executive officers will be entitled to receive will be determined at the end of a one-year measurement period, and will be dependent upon our performance with respect to EBIDTA growth and Net Contribution. FMC Technologies’ Compensation Committee also approved alternative measures for our performance-based restricted stock awards that we may elect to utilize in future years, such as return on investment and total shareholder return, and we will have the ability, in the future, to tie performance-based restricted stock awards to performance measures relative to the performance of a peer group of companies.

As is currently the case with FMC Technologies’ program, our Incentive Compensation and Stock Plan will give our Compensation Committee the discretion to “claw back” or cancel outstanding performance-based restricted stock awards in the event a restatement of our financial results from a prior period results in a prior grant’s performance measures no longer being satisfied.

Also in conformity with FMC Technologies’ program, none of our executive officers will have the ability to adjust the performance measures approved by our Compensation Committee or to waive any conditions established for the performance based awards once established by the Compensation Committee.

Impact of Section 162(m) of the Internal Revenue Code on Executive Compensation

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for non-performance based compensation in excess of $1 million paid for any fiscal year to certain named executive officers. Among other requirements, in order for compensation to be considered performance-based for purposes of Section 162(m), it generally must be paid pursuant to a plan which is approved by the company’s public shareholders. However, under transition rules related to spin-off transactions, any amount that is related to otherwise qualifying performance-based compensation paid or performance-based restricted stock granted, prior to the first regularly scheduled meeting of our shareholders will be fully deductible by us without regard to such shareholder approval. With respect to compensation paid, or restricted stock granted, after such date, our Compensation Committee will consider the impact of Section 162(m) on the income tax deductibility on all components of executive compensation, while recognizing that it may not be in the stockholders’ best interests to restrict the Compensation Committee’s discretion and flexibility in developing appropriate and competitive compensation and retention programs. Consequently, our Compensation Committee may approve compensation in future years for our named executive officers that is not fully deductible for federal income tax purposes.

Pension Plans

FMC Technologies. A longer term element of compensation for FMC Technologies’ executive officers is an IRS-qualified defined benefit pension plan (the “U.S. Pension Plan”) that provides income replacement retirement benefits. FMC Technologies’ management believes that its pension plan design is a powerful retention vehicle and that it has been a significant factor in the long tenure of its executive management team and, consequently, the depth of its management team’s experience with FMC Technologies’ businesses. The U.S. Pension Plan utilizes the same benefit calculation formula for FMC Technologies’ executive officers as is used for its non-bargaining unit production personnel and administrative and technical staff. The U.S. Pension Plan is designed to provide income replacement in retirement to all of FMC Technologies current employees who meet the minimum service requirement of five years. The pension payment is based on “final average pay,” which is calculated for the period that includes the employee’s highest 60 consecutive months of pay in the final 120 months of service, and includes base pay and annual non-equity incentive compensation in the calculation. Eligible earnings under the provisions of the U.S. Pension Plan do not include the value of the equity grants (stock options or restricted stock awards), matching contributions to FMC Technologies’ Qualified Savings Plan, its Non-Qualified Savings Plan or perquisites. The U.S. Pension Plan is qualified under the United States Employment Retirement Income Security Act (“ERISA”).

FMC Technologies also has a non-qualified defined benefit pension plan (the “U.S. Non-Qualified Pension Plan)” to provide the same level of benefits for earnings above the IRS limits. The U.S. Non-Qualified Pension Plan uses the same pension calculation formula as the tax qualified U.S. Pension Plan. The benefits under this plan are FMC Technologies’ general obligations and are not protected by ERISA.

FMC Technologies executive management team has significant accrued pension benefits under the pension plans as a result of their long tenure with the company and its predecessor, FMC Corporation. FMC Technologies’ management believes that these pension benefits are a significant reason for the long-term retention of the company’s management team. FMC Technologies’ executive officers as well as all other employees have been credited under the U.S. Pension Plan for their years of service with FMC Corporation, FMC Technologies’ former parent company, prior to FMC Technologies’ spin-off as a separate company in 2001.

Mr. Arvidsson participates in the Swedish occupational pension system (the “Swedish Pension Plan”) for private sector employees called ITP. This defined benefit is employer paid and includes a disability and survivors’ pension as well as the traditional retirement benefit. This benefit is based on salary at retirement, with pension payments beginning at age 65. The benefit is 10% of the base salary at retirement. There is a limit of 7.5 times a base amount on the salary covered by this benefit. In 2007, this limit was the equivalent of approximately $46,000. The value of this benefit appears in the Pension Benefits Table and the increase in value to the benefit in 2007 is in the Summary Compensation Table.

For the portion of an employee’s salary above this 7.5 multiple of the base amount, employers in Sweden may offer a defined contribution benefit, which requires employers to pay premiums into funds of the employee’s choice. FMC Technologies also provides this defined contribution benefit to Mr. Arvidsson. The premiums paid by FMC Technologies and Mr. Arvidsson’s ending balance and earnings are shown in the Non-Qualified Deferred Compensation Table. The premiums paid by FMC Technologies in 2007 appear in the Summary Compensation Table in the “Other Compensation” column and in footnote (3) to the table.

JBT Corporation. We have adopted a U.S. Pension Plan and a Non-Qualified Pension Plan with terms that are the same as those utilized by FMC Technologies. Our executive officers and all of our other employees who were employees of FMC Technologies have also been credited under our Pension Plan for their years of service with FMC Technologies and FMC Corporation.

Savings Plans

FMC Technologies. All of FMC Technologies’ U.S. based employees, including executive officers, are eligible to participate in FMC Technologies’ tax-qualified savings and investment plan (the “Qualified Savings Plan”). This plan provides an opportunity for employees to save for retirement on both a pre-tax and after-tax basis. Employees exceeding the IRS compensation limit for highly compensated employees can contribute between 2% and 20% of base pay and eligible incentives through pre-tax and after-tax contributions up to the maximum amount prescribed by law and the plan limits, and employees not considered highly compensated under IRS regulations can also contribute up to 75% of base pay and eligible incentives. FMC Technologies matches up to the first 5% of each employee’s contributions. Participants are vested on a five-year graded vesting schedule for employer matching contributions.

FMC Technologies’ executives are also eligible to participate in a pre-tax non-qualified defined contribution plan (the “Non-Qualified Savings Plan”), which provides executives and employees who reach contribution limits imposed by the Internal Revenue Service for the Qualified Savings Plan with the opportunity to participate in a tax advantaged savings plan comparable to the Qualified Savings Plan. The investment options offered to participants in FMC Technologies’ Non-Qualified Savings Plan are similar to those offered in its Qualified Savings Plan. Participants may elect to defer up to 100% of their remaining base pay or annual Non-Equity Incentive Compensation after reaching the contribution limits into the FMC Technologies Non-Qualified Savings Plan. FMC Technologies matches up to the first 5% of the employee’s contributions to the Non-Qualified Savings Plan. Participants are vested on a five-year graded vesting schedule for employer matching contributions.

Certain FMC Technologies employees who are not subject to U.S. taxes were eligible to participate in an FMC Technologies’ nonqualified defined contribution plan administered in the United Kingdom (the “International Savings Plan”). Participation in this plan is generally restricted to key employees with a salary grade of 20 or above and who are not subject to U.S. taxes (not citizens of the U.S., Canada or the Cayman Islands). Exceptions to the salary grade for eligibility can be made by the company. Participants can contribute up to 75% of base pay and eligible incentives. FMC Technologies matches up to the first 5% of each employee’s contributions. Both contributions to the International Savings Plan and the distributions from the International Savings Plan are made in U.S. dollars. All vested funds must be distributed upon an employee’s termination or retirement from the company.

JBT Corporation. Our U.S. based employees will also have the opportunity to participate in a tax qualified savings and investment plan with similar features to that of FMC Technologies’ plans. Employee contribution levels and our company match will be at the same levels as a currently offered by FMC Technologies to its employees. We will also create a pre-tax non-qualified defined contribution plan for our executives and other employees who reach contribution limits under the tax qualified plan. Our deferral levels and company match will be the same as FMC Technologies’ current plan. We will also offer an international savings plan for our key employees who are not subject to U.S. taxes with contribution limits and matching contributions at the same levels as are currently offered by FMC Technologies.

Change-in-Control Agreements

FMC Technologies. FMC Technologies entered into agreements with each of its executive officers that provides them with compensation under certain circumstances in the event of a change-in-control in FMC Technologies’ ownership or management.

JBT Corporation. We intend to enter into change-in-control agreements with certain of our executive officers following the spin-off. See “Potential Payments Upon Change-in-Control” for a further description of the terms and potential amounts payable under these agreements. These agreements will not be provided to all of our executive officers. Multi-year benefits under these agreements will be limited to a smaller subset of our executive officers and all of our change-in-control agreements will condition continuing availability of benefits on compliance with non-compete and non-solicitation provisions.

The benefits payable under our anticipated change-in-control agreements will be comparable to benefits for which executives in similar positions at peer companies are eligible under their change-in- control agreements. The competitive nature of these benefits will be reviewed and analyzed annually by the Compensation Committee of our Board of Directors with the assistance of the Committee’s compensation consultant.

All of the change-in-control agreements that we expect to enter into with our executive officers will be what are commonly referred to as “double trigger” agreements. Under these agreements, the benefits will only be payable to an executive if, in addition to the qualifying change-in-control event, the executive officer’s position is terminated or the executive’s responsibilities, salary, benefits and/or location are significantly changed.

General Executive Severance Benefits

FMC Technologies. Under FMC Technologies’ executive severance plan, executive officers who lose their job through no fault of their own are entitled to receive 15 months of severance pay (limited to base pay and the executive’s target annual non-equity incentive compensation), their pro-rated target annual non-equity incentive compensation through the date of termination, the continuation of medical and dental benefits for the same severance period at the employee premium rate, outplacement services, and tax preparation and financial planning assistance for the last calendar year of employment. See “Potential Payments Upon Termination” for a further description of the terms and potential amounts payable under the FMC Technologies executive severance plan for the individuals that we anticipate will be named executive officers of JBT Corporation following the spin-off. The availability of these severance benefits is conditioned on the executive’s compliance with non-disclosure, non-compete and non-solicitation covenants. In its approval of the executive severance plan, FMC Technologies’ Board of Directors granted its management with the authority to exercise its discretion with respect to the treatment of unvested options and restricted stock grants of terminated executive officers. Change-in-control agreements and severance benefits are exclusive of one another, and in no circumstances would any of FMC Technologies’ named executive officer receive benefits under both a change-in-control agreement and FMC Technologies general executive severance plan.

JBT Corporation. We intend to provide an executive severance plan to our executive officers with the same terms as FMC Technologies’ plan and our management will also have discretion with respect to how unvested options and restricted stock grants will be treated for terminated executive officers eligible for benefits under our executive severance plan.

Perquisites

FMC Technologies. FMC Technologies provides limited perquisites to its executive officers in order to facilitate the performance of their managerial and external marketing roles and to ensure a competitive total compensation package. The perquisites FMC Technologies provides to its executives include financial counseling, tax preparation, parking fees, personal use of company vehicles, dining club memberships and country club memberships and other minor expenses associated with their business responsibilities. FMC Technologies executives’ use of company vehicles and dining and country club membership benefits is primarily for business-related travel and entertainment and executives are required to report personal use of company vehicles and club memberships. FMC Technologies grossed up for the taxes due on the club memberships because personal use of these clubs is generally minimal and is generally related to the business use of these facilities.

JBT Corporation. Our executive officer perquisites will be similarly limited. The perquisites that we intend to provide to our executive officers will include financial counseling, tax preparation, parking fees and personal use of dining club and country club memberships and other minor expenses associated with their business responsibilities. Personal use of dining club and country club memberships will generally be incidental to business use, and our executives will be required to report personal use. We expect to continue FMC Technologies’ practice of grossing up for the taxes due on club memberships because personal use of these clubs is generally minimal and incidental to the business use of these facilities.

Stock Ownership Requirements

FMC Technologies’ Compensation Committee established executive officer stock ownership guidelines when FMC Technologies was formed in order to ensure a continuing alignment of executive and shareholder interests and we will impose similar requirements on our executive officers. Under our stock ownership guidelines, an executive officer will be expected to maintain ownership of shares (including restricted stock awards and shares held in the Qualified Savings Plan and the Non-Qualified Savings Plan, but not counting any shares underlying outstanding stock options) in an amount equal in value to a multiple of the individual’s salary-grade midpoint. A newly appointed executive officer will have five years to accumulate sufficient amounts of our common stock to satisfy the ownership multiple, pro-rated 20% each year. Executive officers of JBT Corporation who formerly served as executive officers of FMC Technologies will have three years to reach their ownership multiple, pro-rated 33 1/3% a year. An executive may not sell any shares of our common stock that he or she may hold until he or she reaches their stock ownership guideline multiple. The stock ownership multiple for each of our anticipated named executive officers is provided in the following table. Each of our named executive officers currently satisfies our stock ownership guidelines.

Executive Officer	Multiple of Salary Grade Mid-Point
Charles H. Cannon, Jr.	5.0
Ronald D. Mambu	3.0
Juan C. Podesta	2.0
Torbjorn Arvidsson	2.0

Summary Compensation Table

The following table summarizes the compensation earned by each of our anticipated named executive officers from all sources for services rendered in all of their capacities to FMC Technologies during the fiscal year ended December 31, 2007. The principal positions set forth below reflect their titles with JBT Corporation. We have also provided such information for Mr. Cannon for the fiscal year ended December 31, 2006, as such information was previously disclosed by FMC Technologies in its proxy statement.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (2)		All Other Compensation ($) (3)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)		(i)	(j)
Charles H. Cannon, Jr.	2007	443,309	0	821,882	0	365,375	170,867		75,410	1,876,843
Chairman of the Board, Chief Executive Officer and President	2006	429,557	0	591,327	56,021	591,929	441,806		76,669	2,187,309
Ronald D. Mambu Vice President, Chief Financial Officer, Treasurer and Controller	2007	268,988	0	362,922	0	157,735	122,858		44,406	956,909
Juan C. Podesta Vice President	2007	270,605	0	339,256	0	243,193	114,128		30,363	997,545
Torbjörn Arvidsson (4) Vice President	2007	347,313	0	313,039	0	335,018	0	(5)	258,383	1,253,753

(1)	The amounts in columns (e) and (f) reflect the dollar amounts recognized for financial statement reporting purposes for the fiscal years indicated in accordance with SFAS 123(R) of stock-based awards pursuant to the FMC Technologies Incentive Compensation and Stock Plan and as a result may include amounts from awards granted in and prior to those years. Assumptions used in the calculation of these amounts are described in note (8) to our audited combined financial statements for the fiscal year ended December 31, 2007 included in this Information Statement. These amounts are amortized over the vesting period of the grants which approximate three years.
(2)	The amounts in column (h) reflect the actuarial increase in the present value of our anticipated named executive officer’s benefits at the first retirement date with unreduced benefits (age 62 for FMC Technologies U.S. pension plans). These amounts are determined using interest rates and mortality rate assumptions consistent with those used in FMC Technologies’ financial statements. All nonqualified deferred compensation earnings are actual investment earnings generated by the invested funds, and therefore, are not included in this column.
(3)	The amounts in column (i) for the fiscal year ended December 31, 2007 reflect for each of our anticipated named executive officers the following perquisites received from FMC Technologies:

Perquisites ($)	Charles H. Cannon, Jr.	Ronald D. Mambu	Juan C. Podesta	Torbjörn Arvidsson
Personal Use of Club Memberships(*)	265	95	492	0
Financial Planning & Personal Tax Assistance(**)	12,663	10,191	0	0
Personal Use of Automobile***	0	0	0	11,090
Parking	4,920	4,920	3,120	0

Total Perquisites	17,848	15,206	3,612	11,090

*	FMC Technologies’ cost for each club membership utilized by our anticipated named executive officer equals the amount of the annual dues paid by FMC Technologies for such membership multiplied by a fraction, the numerator of which is the number of days on which the club was used by the named executive officer primarily for non-business purposes, and the denominator of which is the total days on which the club was used for any purpose.
**	FMC Technologies’ cost for financial planning and personal tax assistance includes the fees FMC Technologies paid to third party financial planning and tax advisors for service provided to our anticipated named executive officers, a portion of which is an annual retainer fee allocated to the individual officers on a pro rata basis. Other fees are specifically allocated to the individual named executive officers receiving the services to which such fees relate.

***	Our cost for personal use of automobiles used by named executive officers is calculated by multiplying our estimate of the increased annual cost of the executive officers vehicle by the executive officer’s reported use for personal purposes. Since Mr. Arvidsson was not a named executive officer of FMC Technologies, he was not required to report the personal use of his company provided automobile and since the full value of this benefit is taxable to Mr. Arvidsson in Sweden, our full cost in providing an automobile to Mr. Arvidsson is reported in this table.

Other Compensation ($)	Charles H. Cannon, Jr.	Ronald D. Mambu	Juan C. Podesta	Torbjörn Arvidsson
Life Insurance	5,565	2,829	2,566	0
Company Contributions or Other Allocations to Vested and Unvested Defined Contribution Plans	51,762	26,311	23,865	247,293
Income Tax Gross-Ups	235	62	320	0
(4)	The amounts reported as salary, non-equity incentive compensation and all other compensation that are reported for Mr. Arvidsson were paid in Swedish Krona. These amounts were converted into U.S. dollars in the Summary Compensation Table. These amounts were translated into U.S. dollars at the average exchange rate for each month. Mr. Arvidsson received a base salary increase effective May 1, 2007, resulting in a different average for the periods before and after May 1st.
(5)	Although the value of Mr. Arvidsson’s International Savings Plan investments increased by $107 during 2007, the value of his U.S. Pension Plan investments decreased by $420 and the value of his Swedish Pension Plan investments decreased by $14,264 (in U.S. dollar equivalents) during 2007, resulting in a net negative change in the value of his Pension and Non-Qualified Deferred Compensation Earnings. In accordance with SEC regulations, this decrease in value is not reported in columns (h) or (j) of the Summary Compensation Table.

None of our anticipated named executive officers is a party to written or oral employment contracts with FMC Technologies, nor will they have such agreements with JBT Corporation. Accordingly, they will remain employees at will. For a description of the material terms of their compensation arrangements, which includes base salary, annual non-equity incentive bonus, equity compensation awards, matching contributions to retirement savings plans, pension benefits and perquisites, and severance and change-in-control benefits, see “Compensation Discussion and Analysis” above. Performance targets for performance-based equity awards considered by FMC Technologies’ Compensation Committee for our anticipated named executive officers are also quantified in “Compensation Discussion and Analysis.” Based on the fair value of equity awards granted to our anticipated named executive officers in 2007 and their actual base salary and annual non-equity incentive bonuses for 2007, base salary and annual non-equity incentive bonuses together accounted for approximately 57% of the total base pay, annual non-equity incentive and equity compensation paid to our named executive officers by FMC Technologies in 2007. Because the Grants of Plan Based Awards Table below reflects the value of certain equity awards based on the SFAS 123(R) value rather than the grant date fair value, this percentage may not be able to be derived using the amounts reflected in the table.

Grants of Plan-Based Awards Table

Shown below is information with respect to plan-based awards made by FMC Technologies in 2007 to each of our anticipated named executive officers.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(2)

		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Charles H. Cannon, Jr.	2/20/07 2/20/07	0	243,820	660,530	0	12,890	25,780	12,890	—	—	422,148 399,719

Ronald D. Mambu	2/20/07 2/20/07	0	107,595	290,507	0	5,500	11,000	5,500	—	—	180,125 170,555

Juan C. Podesta	2/20/07 2/20/07	0	148,833	403,201	0	0	0	10,480	—	—	343,220

Torbjörn Arvidsson	2/20/07 2/20/07	0	191,022	517,496	0	0	0	10,480	—	—	343,220

(1)	The amounts shown in column (i) reflect the number of shares of stock subject to time-based vesting requirements granted by FMC Technologies to each of our anticipated named executive officer in 2007 pursuant to FMC Technologies Incentive Compensation and Stock Plan.
(2)	The amounts in column (l) reflect the full grant date fair value calculated in accordance with SFAS 123(R) of awards of restricted stock to our anticipated named executive officers pursuant to FMC Technologies Incentive Compensation and Stock Plan in 2007. Generally, the full grant date fair value is the amount that would be expensed in FMC Technologies’ financial statements over the award’s vesting schedule. Assumptions used in the calculation of these amounts are described in note (8) to our audited combined financial statements for the fiscal year ended December 31, 2007 included in this Information Statement.

FMC Technologies did not make any grants of stock options or stock appreciation rights in 2007 under its Incentive Compensation and Stock Plan for services rendered during 2007 to any of our anticipated named executive officers. For a description of the material terms of the restricted stock awards, including the vesting schedules and a description of the performance targets and potential award amounts for those restricted shares subject to performance-based conditions, see the descriptions set forth in “Compensation Discussion and Analysis” above. FMC Technologies did not pay dividends on restricted stock awards or shares obtainable upon exercise of outstanding options. Dividends will be payable on equity compensation awards that we issue to our employees only if and when we declare dividends on our common stock.

Outstanding Equity Awards at Fiscal Year-End Table

	Option Awards					Stock Awards (2)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Charles H. Cannon, Jr.	35,000	—	—	12.61	2/19/2014	111,894	6,344,390	0	0

Ronald D. Mambu	10,000 26,764	— —	— —	6.92 12.61	2/10/2010 2/19/2014	49,940	2,831,598	0	0

Juan C. Podesta	—	—	— —	—	—	44,380	2,516,346	0	0

Torbjörn Arvidsson	17,850 14,250 14,000	— — —	— — —	9.70 12.61 8.68	2/20/2013 2/19/2014 2/21/2012	39,940	2,264,598	0	0

(1)	The market value of shares that have not vested is calculated using $56.70, the closing price of FMC Technologies common stock on December 31, 2007, the last trading day of 2007. The full grant date fair value of the FMC Technologies awards under SFAS 123R is $2,709,857 for Mr. Cannon; $1,190,048 for Mr. Mambu; $1,018,429 for Mr. Podesta; $944,148 for Mr. Arvidsson.
(2)	The outstanding restricted stock awards presented above include awards in the amounts and with the vesting dates in the table below:

Executive Officer	Restricted Stock Grant Date	Restricted Stock Grant	Restricted Stock Vesting Date
Charles H. Cannon, Jr.	2/22/2005	36,060	1/2/2008
	2/21/2006	20,254	1/2/2009
	2/21/2006	16,910	1/2/2009
	2/20/2007	12,890	1/2/2010
	2/20/2007	25,780	1/2/2010

Ronald D. Mambu	2/22/2005	18,000	1/2/2008
	2/21/2006	8,414	1/2/2009
	2/21/2006	7,026	1/2/2009
	2/20/2007	5,500	1/2/2010
	2/20/2007	11,000	1/2/2010

Juan C. Podesta	2/22/2005	18,860	1/2/2008
	2/21/2006	15,040	1/2/2009
	2/20/2007	10,480	1/2/2010

Torbjörn Arvidsson	2/22/2005	14,420	1/2/2008
	2/21/2006	15,040	1/2/2009
	2/20/2007	10,480	1/2/2010

Option Exercises and Stock Vested Table

Shown below is information for each of our anticipated named executive officers with respect to options to purchase FMC Technologies common stock exercised in 2007 and restricted stock awards vested in 2007.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
Charles H. Cannon, Jr.	168,000	4,829,009	31,800	979,917
Ronald D. Mambu	22,250	794,587	10,000	308,150
Juan C. Podesta	17,600	760,951	16,000	493,040
Torbjörn Arvidsson	12,640	302,474	12,950	399,054

Pension Benefits Table

The table below shows the present value of accumulated benefits payable to each of our anticipated named executive officers, including the number of years of service credited to each such named executive officer, under each of FMC Technologies’ pension plans as of December 31, 2007, determined using interest rate and mortality rate assumptions consistent with those used in FMC Technologies financial statements. Credited years of service for each of our anticipated named executive officers under the pension plans includes years of service with FMC Corporation, FMC Technologies’ predecessor. The FMC Technologies U.S. Pension Plan values are the present value of accrued benefits at the first retirement date for unreduced benefits. The FMC Technologies Non-Qualified Pension Plan value is the present value at December 31, 2007 of the lump sum payable at the first retirement date for unreduced benefits.

Name	Plan Name	Number of Years Credited Service (#)		Present Value of Accumulated Benefit ($) (1)	Payments During Last Fiscal Year ($)
(a)	(b)	(c)		(d)	(e)
Charles H. Cannon, Jr.	FMC Technologies U.S. Pension Plan	25.8		528,397	0
	FMC Technologies Non-Qualified Pension Plan	25.8		1,959,727	0

Ronald D. Mambu	FMC Technologies U.S. Pension Plan	33.8		817,384	0
	FMC Technologies Non-Qualified Pension Plan	33.8		1,045,154	0

Juan C. Podesta	FMC Technologies U.S. Pension Plan	18.5		394,827	0
	FMC Technologies Non-Qualified Pension Plan	18.5		557,109	0

Torbjörn Arvidsson	FMC Technologies U.S. Pension Plan	1.6	(2)	37,371	0
	Swedish Pension Plan	22.3		7,690	0

(1)	The present value of accumulated benefit as of December 31, 2007 reflects:

•

The present value of the accumulated benefit under the U.S. FMC Technologies U.S. Pension Plan is calculated by multiplying the benefit amount as determined by FMC Technologies Pension Benefit formula described below by a present value factor to determine the benefit at age 62, the first age at which unreduced benefits are available under the FMC Technologies U.S. Pension Plan. This amount is discounted back to December 31, 2007 using SFAS 87 interest only assumptions of 6.5%.

•

The present value of the benefit payable under the FMC Technologies Non-Qualified Pension Plan is calculated in the same manner as specified above for the FMC Technologies U.S. Pension Plan. However, the calculation assumes payment of benefit in the form of a lump sum payment at age 62. This amount is discounted back to December 31, 2007 using SFAS 87 interest only assumptions of 6.5%.

(2)	Mr. Arvidsson’s number of years of credited service for the FMC Technologies U.S. Pension Plan represents the period of time he worked in the United States.

Pension Benefit Formula

FMC Technologies. FMC Technologies’ U.S. Pension Plan is a defined benefit plan that provides eligible employees with five or more years of service a pension benefit for retirement. An employee’s years of credited service and final average yearly earnings are used to calculate the pension benefit. The final average yearly earnings are based on the highest 60 consecutive months out of the final 120 months of compensation. The normal annual retirement benefit is the product of (a) and (b) below:

(a)	the sum of:

(i)

the sum of (1) 1% of the participant’s final average yearly earnings up to the Social Security covered compensation base (defined as the average of the maximum Social Security taxable wages bases for the 35-year period ending in the year in which Social Security retirement age is reached) plus (2) 1 1/2 % of the participant’s final average yearly earnings in excess of the Social Security covered compensation base multiplied by the participant’s expected years of credited service at age 65 up to 35 years of credited service; and

(ii)	1 1/2% of the participant’s final average yearly earnings multiplied by the participant’s expected years of credited service at age 65 in excess of 35 years of credited service; and

(b)	the ratio of actual years of credited service to expected years of credited service at age 65.

The FMC Technologies U.S. Pension Plan “normal retirement age” is 65, with an unreduced early retirement benefit payable at age 62. All of our anticipated named executive officers are currently eligible for benefits under the FMC Technologies U.S. Pension Plan.

JBT Corporation. We will have a defined benefit plan which will have a pension benefit formula that is the same as that utilized in the FMC Technologies U.S. Pension Plan. Eligibility under the JBT Corporation Pension Plan and FMC Technologies U.S. Pension Plan terminates upon death or upon payment of the participant’s entire vested benefit. Additionally, four of our anticipated named executive officers (Messrs. Cannon, Mambu, Podesta and Arvidsson) were employees of FMC Technologies as well as employees of FMC Corporation, its parent and predecessor. All of our employees who were formerly employees of FMC Technologies or FMC Corporation received the benefit for the years of credited service under the FMC Technologies and FMC Corporation defined benefit pension plans under which they earned benefits.

Early Retirement

Similar to the FMC Technologies U.S. Pension Plan, the JBT Corporation U.S. Pension Plan’s “early retirement date” will be the participant’s 55th birthday in the case of a participant who became a participant in FMC Corporation’s Pension Plan, FMC Technologies’ predecessor’s pension plan, before January 1, 1984. Participants hired on or after January 1, 1984 are eligible for early retirement on or after age 55 with ten years of service. Three of our anticipated named executive officers (Messrs. Cannon, Mambu and Podesta) were participants in FMC Corporation’s pension plan before January 1, 1984. Messrs. Cannon, Mambu, Podesta and Arvidsson have reached the age of 55 and will be eligible to receive early retirement benefits under the JBT Corporation U.S. Pension Plan.

A participant in the JBT Corporation U.S. Pension Plan who retires on or after their “early retirement date” will be entitled to receive the early retirement benefit, which is equal to the normal retirement benefit reduced by 1/3 of 1% for each month by which the commencement of the participant’s early retirement benefit precedes the participant’s 62nd birthday. A participant in the JBT Corporation U.S. Pension Plan whose employment terminates prior to their “early retirement date” will be entitled to receive an early retirement benefit payable after attaining the age of 55, which will be equal to the normal retirement benefit reduced by 1/2 of 1% for each month by which the commencement of the participant’s early retirement benefit precedes the participant’s 65th birthday.

Payment of Pension Benefit

The normal retirement benefit under the JBT Corporation U.S. Pension Plan will be an individual life annuity for single retirees and 50% joint and survivor annuity for married retirees. Our U.S. Pension Plan will also provide for a variety of other methods for receiving pension benefits such as 100% joint and survivor annuities, level income and lump sum for benefits with lump sum values of $1,000 or less. The levels of annuities will be actuarially determined based on the age of the participant and the age of the participant’s spouse for joint and survivor annuities. The JBT Corporation U.S. Pension Plan will also provide a 75% joint and survivor option as required by the Pension Protection Act of 2006. The actuarial reduction for a participant and spouse who are both age 62 is 7.9% reduction from the normal retirement benefit for the 50% joint and survivor annuity and 14.7% for the normal retirement benefit for the 100% joint and survivor annuity. The level income annuity will pay increased benefits to the retiree until Social Security benefits begin at age 62 and will reduce the benefit after age 62 so that the total of the retirement benefit and Social Security benefits is approximately equal before and after age 62.

Eligible Earnings

Eligible earnings under the JBT Corporation U.S. Pension Plan for our anticipated named executive officers will include the base salary and annual non-equity incentive compensation paid by JBT Corporation or its predecessors to the executives for each plan year in which they were eligible to participate in the plans. Equity compensation, such as restricted stock and stock option awards and deferrals to the Non-Qualified Savings Plan, will not be included. The Internal Revenue Service limits the annual amount of earnings that may be taken into account for the JBT Corporation U.S. Pension Plan to remain qualified under the Internal Revenue Code. Mr. Arvidsson’s U.S. Pension Plan benefit was generated on the basis of his earnings in 1999 and 2000, the only plan years during which he was employed in the United States and he had eligibility under the Plan. Since all of our presently eligible anticipated named executive officers’ eligible earnings will exceed that limitation, the eligible earnings for each of the named executive officers presently eligible to earn additional benefits under the JBT Corporation U.S. Pension Plan will be the same amount, which was $230,000 in 2008.

The JBT Corporation U.S. Pension Plan will limit annual pension benefits to Internal Revenue Service requirements for tax-qualified retirement savings plans. This amount was $185,000 in 2008.

Non-Qualified Pension Plan

FMC Technologies also established a Non-Qualified Pension Plan that permits its employees to obtain a “mirror” pension benefit under a non-qualified retirement plan for benefits limited under the FMC Technologies U.S. Pension Plan for (1) limitations due to the Internal Revenue Service maximum annual pension benefit limit, (2) earnings that exceed the Internal Revenue Service limitations on earnings eligible for the tax-qualified Pension Plan and (3) deferred compensation not included in the pensionable earnings definition in the FMC Technologies U.S. Pension Plan. We intend to adopt a similar Non-Qualified Pension Plan for our employees whose earnings exceed the Internal Revenue Service limitation. For amounts that accrued under FMC Technologies’ Non-Qualified Pension Plan for our anticipated named executive officers through December 31, 2004, benefit payments will be made by JBT Corporation at the same time and in the same manner as payments under FMC Technologies’ Pension Plan or in a lump sum distribution. For amounts that accrued under the FMC Technologies Non-Qualified Pension Plan for our anticipated named executive officers after January 1, 2005, only a lump sum distribution will be permitted. In addition, a participant may elect to transfer the entire lump sum payment of the post January 1, 2005 benefit in the JBT Corporation Non-Qualified Pension Plan into the JBT Corporation Non-Qualified Savings Plan. Lump sum distributions will be paid no sooner than six months after termination of employment for “key employees” as defined in the Internal Revenue Code. All of our anticipated named executive officers will be key employees. The distribution election may not be changed within 12 months of termination or retirement. Changes made prior to the 12 month requirement can result in deferral of participant’s distribution for an additional five years.

Non-Qualified Deferred Compensation Table

Pursuant to JBT Corporation’s Non-Qualified Savings Plan, certain of our employees, including our anticipated named executive officers (excluding Mr. Arvidsson), may defer up to 100% of their remaining base salary and annual non-equity incentive compensation after exceeding IRS limits on contributions from their base salary and annual non-equity incentive compensation into the JBT Corporation Qualified Savings Plan. Mr. Arvidsson is eligible to participate in the International Savings Plan and may defer up to 20% (increased to 75% effective November 1, 2007) of base salary and annual non-equity incentive compensation. Deferral elections for the JBT Corporation Non-Qualified Savings Plan are made by eligible employees in November or December of each year for amounts earned (or granted with regard to incentive compensation awards) in the following year. The investment options for our Non-Qualified Savings Plan, our International Savings Plan and for the defined contribution benefit under the Swedish Pension Plan are publicly available mutual funds. Matching contribution will be made by us in the same investment allocations that the participant selects for his or her own contributions to the JBT Corporation Non-Qualified Savings Plan. In addition, our anticipated named executive officers who participate in JBT Corporation’s Non-Qualified Savings Plan may elect to defer all or any portion of their base pay and annual non-equity incentive compensation payments for the current year under the JBT Corporation Non-Qualified Savings Plan, and the deferred amounts will be deemed as being invested in any funds available under the JBT Corporation Non-Qualified Savings Plan. Participants in the International Savings Plan can change their deferral elections throughout the year.

The contributions made by our anticipated named executive officers to FMC Technologies’ Non-Qualified Savings Plan and the International Savings Plan in 2007, together with FMC Technologies’ matching contributions or other allocations to FMC Technologies Non-Qualified Savings Plan and the Swedish Pension Plan defined contribution benefit, earnings made on plan balances, any withdrawals or distributions, and the year-end balances in each of these plans were as follows.

Name	Executive Contributions in Last Fiscal Year ($) (1)	Registrant Contributions in Last Fiscal Year ($) (2)	Aggregate Earnings in Last Fiscal Year ($)		Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($) (3)(4)
(a)	(b)	(c)	(d)		(e)	(f)
Charles H. Cannon, Jr.	40,512	40,512	221,341		—	1,302,574
Ronald D. Mambu	38,212	15,061	96,399		—	469,243
Juan C. Podesta	22,951	12,615	77,455		—	618,019
Torbjörn Arvidsson	0 0	247,293 0	(14,264 107	)(5)	—	1,341,060 42,391

(1)	All of the executive officers’ contributions reported in column (b) are included in salary and non-equity incentive plan compensation reported for the executive officers in the “Summary Compensation Table” included above.
(2)	All of the contributions made by FMC Technologies for our anticipated named executive officers reported in column (c) are included in “All Other Compensation” for the executive officers in the “Summary Compensation Table” included above.
(3)	The portion of the Aggregate Balance at Last Fiscal Year End reported in the summary compensation table appearing in FMC Technologies proxy statements for fiscal years prior to the year ended December 31, 2007 for Mr. Cannon was $297,677. None of our other anticipated named executive officers was a named executive officer in FMC Technologies’ proxy statements in prior years.
(4)	A portion of the Aggregate Balance at Last Fiscal Year End for each of our anticipated named executive officers (other than Mr. Arvidsson) consist of the accrued balance carried over from FMC Technologies’ predecessor’s non-qualified savings plan. These balances were: Mr. Cannon, $320,195; Mr. Mambu, $85,069; and Mr. Podesta, $151,228.
(5)	The value of Mr. Arvidsson’s Swedish Pension Plan investments in 2007 decreased by $14,264 (in U.S. dollar equivalents).

Potential Payments Upon Termination

The compensation benefits that are payable to each of our anticipated named executive officers in the event of a voluntary termination will be the same as those available to all of our other salaried employees. In the event of the disability, retirement, involuntary not-for-cause termination or a change-in-control, our named executive officers will receive additional compensation benefits as described below. In the event of the death of a named executive officer, such officer’s estate will be entitled to receive the benefits described below. Termination payments and change-in-control payments will be mutually exclusive and our anticipated named executive officers will not be entitled to receive both forms of payments under any circumstances.

Payments in the Event of Death, Disability or Retirement

In the event of the death or disability of a named executive officer during active employment with JBT Corporation, all outstanding equity awards will vest on the first business day following death or disability. This same death or disability benefit will exist for any of our employees who hold an unvested equity award at the time of their death or disability. In the event of the retirement of any of our named executive officers after reaching the age of 62, all outstanding equity awards will be retained and will vest in accordance with their pre-retirement normal vesting schedule. The following table shows the value to each of our anticipated named executive officers should any of these events have occurred on December 31, 2007 under FMC Technologies plans, policies and agreements.

Executive Benefits and Payments in the Event of Death, Disability or Retirement on December 31, 2007

	Charles H. Cannon, Jr.	Ronald D. Mambu	Juan C. Podesta	Torbjörn Arvidsson
Long-Term Incentive Compensation ($) (1)
Performance-Based Restricted Stock	1,689,660	710,224	0	0
Stock Options/SARs (2)
Unvested and Accelerated	0	0	0	0
Restricted Stock (2)
Unvested and Accelerated	3,923,867	1,809,524	2,516,346	2,264,598

Total ($)	5,613,527	2,519,748	2,516,346	2,264,598

(1)	Represents the value of unvested equity awards that may be retained until their normal vesting date in the case of retirement at age 62. Retirement will not result in accelerated vesting.
(2)	A portion of the total value of the stock options and restricted stock shown above resulting from accelerated vesting upon death or disability on December 31, 2007 would have vested without accelerating on January 2, 2008, the awards’ normal vesting date, pursuant to the terms of those awards which were granted on February 22, 2008. That portion of the value is: Mr. Cannon, $2,044,602; Mr. Mambu, $1,020,600; Mr. Podesta, $1,069,362; Mr. Arvidsson, $817,614.

Payments Made in an Involuntary Termination

Our named executive officers will receive payments pursuant to our executive severance plan described in “Compensation Discussion and Analysis—General Executive Severance Benefits” above in the event their employment is terminated by us for reasons other than cause or a change-in-control. This plan will provide certain enhanced benefits to our executive officers in addition to those provided under our general severance plan for all of our non-union employees. These include:

•	a severance payment equal to 15 months of base pay and target annual non-equity incentive bonus;

•	pro rata payment of annual non-equity incentive bonus at target amount through termination date;

•	continuing medical and dental benefits for the executive, their spouse and dependents for the severance period of 15 months at employee premiums;

•	outplacement assistance;

•	financial planning and tax preparation assistance for last calendar year of employment; and

•	accelerated vesting of unvested options and restricted stock grants at the discretion of management.

Benefits under our executive severance plan will be contingent upon continuing compliance by the terminated executive with non-disclosure, non-compete and non-solicitation covenants.

The amounts shown in the table below are calculated using the assumption that an involuntary not for cause termination was effective as of December 31, 2007, and as a result are based on amounts earned through such time from FMC Technologies and are only estimates of amounts which would be paid out to our anticipated named executive officers in the event of such a termination under FMC Technologies’ executive severance plan. The actual amounts that would be paid out if such a termination were to occur can only be determined at the time of such executive officer’s actual termination and would be subject to their current salaries and benefits and the terms of our executive severance plan in effect at such time, which may differ in some respects from FMC Technologies’ executive severance plan.

Executive Benefits and Payments for Involuntary Termination Occurring on December 31, 2007

	Charles H. Cannon, Jr.	Ronald D. Mambu	Juan C. Podesta	Torbjörn Arvidsson
Compensation ($)
Severance Payment	872,853	474,744	533,568	696,937
Pro-Rated Target Annual Non-Equity Incentive Bonus	243,820	107,595	148,833	191,022

Benefits and Perquisites ($)
Medical and Dental Benefit (1)	7,200	7,200	10,800	0
Financial Planning and Tax Preparation Assistance	12,663	10,191	10,190	10,190
Outplacement Services	67,576	40,692	41,309	53,956

Total ($):	1,204,112	640,422	744,700	952,105

(1)	Assumes no change in current premium cost paid by such named executive officer for medical and dental benefits.

In the event of an involuntary termination, the treatment of an executive officer’s outstanding equity awards is at the discretion of our Chief Executive Officer and Compensation Committee. An executive officer may be permitted to retain all or a portion of these awards subject to their existing vesting schedule. For the valuation of these awards at December 31, 2007, see the “Outstanding Equity Awards at Fiscal Year-End Table” set forth above.

Potential Payments Upon Change-in-Control

We expect it to be our policy to offer a change-in-control benefit to certain of our executive officers to ensure that they have an incentive to continue to work in our best interests during the period of time when a change of control transaction is taking place and in order to ensure we have the ability to maintain continuity of management. It will also be our policy to grant this benefit to provide these executives with the assurance they will not be adversely affected by a change-in-control transaction without fair compensation, provided their termination is not for cause. Finally, we believe a change-in-control agreement is necessary for us to remain competitive in the market for skilled and experienced executive talent.

We intend to enter into change-in-control agreements with each of our anticipated named executive officers pursuant to which in the event of both a qualifying change-in-control and a qualifying adverse change in employment circumstances, each of our named executive officers will be entitled to the following benefits:

•

a multiple of their annual base pay (three times for Mr. Cannon and two times for each of our other anticipated named executive officers) and the same multiple of the greater of the executive’s annual target annual non-equity incentive compensation or the average of the actual annual non-equity incentive compensation paid to the executive in the prior two years;

•	a pro rata payment equal to the amount of the executive’s annual target non-equity incentive compensation for the year the executive is terminated;

•	accrued but unpaid base salary and unused and accrued vacation pay;

•	elimination of ownership guidelines and accelerated vesting of any unvested stock options and stock appreciation rights;

•	restricted stock awards subject to performance conditions are considered earned and fully payable at the target amount (or 100%) of the original grant;

•	elimination of all restrictions on transferability and ownership and retention guidelines and accelerated vesting of all restricted stock awards;

•

additional age and service credit for purposes of benefit determination in the JBT Corporation Non-Qualified Pension Plan (three years for Mr. Cannon and two years for each of our other named executive officers other than Mr. Arvidsson, who is not eligible for this plan);

•

medical, dental, life, accidental death and dismemberment insurance and long-term disability insurance coverage for eighteen months for the executive and the executive’s spouse and dependents, provided the executive continues to pay employee premiums for such insurance coverage then in effect;

•

executive officers subject to an excise tax on benefits received under the change-in-control agreement will be reimbursed for such taxes (fully for Mr. Cannon and to a more limited extent for all of our other named executive officers);

•	reimbursement for the costs of all outplacement services obtained by the executive within two years of the termination date (limited to 15% of the executive’s base salary on termination); and

•

reimbursement for legal fees and other litigation costs incurred in good faith by an executive officer as a result of our refusal to provide severance benefits under the change-in-control agreement, contesting the enforceability or validity of the agreement or as a result of conflicts in the interpretation of its requirements.

The severance payment will be required to be paid in a single lump sum payment no later than 30 days after the date of termination.

If a named executive officer’s employment is terminated due to a disability subsequent to a change-in-control, the executive will receive base salary through the effective date of termination and any disability benefits payable to the executive under our short and long term disability programs, but will not be entitled to the severance benefits under the change-in-control agreement. The named executive officer’s disability benefits will be the same as are available to all other employees under our disability benefit plans.

If a named executive officer’s employment is terminated due to death subsequent to a change-in-control, the benefits paid to the executive’s estate will be determined under our retirement, survivor’s benefits, insurance and other programs, but the executive officer’s estate will not be entitled to severance benefits under the change-in-control agreement.

Executive officers will not be obligated to seek other employment in mitigation of amounts payable under the change-in-control agreements, and their subsequent re-employment will not impact our obligation to make the severance payments provided for under the change-in-control agreements provided the executive’s employment does not violate any non-compete obligation under the change-in-control agreement.

Our executive officers who receive severance benefits under the anticipated change-in-control agreements will not be entitled to receive additional severance benefits under our general executive severance plan described above under “Potential Payments Made Upon Termination” and in “Compensation Discussion and Analysis—General Executive Severance Benefits.”

Under our change-in-control agreements, our named executive officers will be entitled to payments and other benefits upon the occurrence of any of the following “change-in-control” events, provided a “qualifying termination” occurs. A “qualifying termination” is:

•

an acquisition of more than 20% of our outstanding common stock or of any of our other securities entitled to vote in an election of directors, excluding acquisitions directly from us, acquisitions by us, acquisitions by or for any of our employee benefit plans and certain “neutral corporate transactions” described below;

•

a change in the composition of our Board of Directors that results in our current board members, or board members who are subsequently appointed or nominated for election to the Board by a majority of our current board members or those who are subsequently so appointed or nominated (the “incumbent Board”), ceasing for any reason to constitute at least a majority of our Board of Directors, excluding any such subsequent appointee or nominee who became a board member as a result of either an actual or threatened election contest or other actual or threatened solicitation of proxies or consents by or on behalf of anyone other than the Board of Directors;

•

a reorganization, merger or consolidation, sale or other disposition of all or substantially all of our assets, or acquisition by us of the assets or stock of another entity (“corporate transaction”); excluding, however, any such corporate transaction (a “neutral corporate transaction”) pursuant to which:

•

all or substantially all of our stockholders immediately prior to such corporate transaction will continue to own more than 60% of the outstanding shares of our common stock or combined voting power of the outstanding securities entitled to vote generally in the election of directors of the corporation resulting from such corporate transaction (including, without limitation, any corporation which as a result of such a transaction owns us or all or substantially all of our assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such corporate transaction, of our outstanding common stock;

•

no one (other than us, any of our employee benefit plans or the surviving corporation resulting from such corporate transaction) will own 20% or more of the outstanding shares of our common stock or the combined voting power of the outstanding securities entitled to vote generally in the election of directors, except to the extent that such ownership existed prior to the corporate transaction; and

•

the individuals who were members of the our incumbent Board will constitute at least a majority of the members of the board of directors of the corporation resulting from such corporate transaction; or

•	the approval by our stockholders of our complete liquidation or dissolution.

A “qualifying termination” includes (a) an involuntary termination of the named executive officer’s employment for reasons other than “cause,” disability or death; within 24 months of the change-in-control, (b) a voluntary termination by the named executive officer for “good reason” within 24 months of the change-in-control or (c) we breach or any successor breaches any of the provisions of the change-in-control agreement.

Under the change-in-control agreements, a named executive officer will be considered terminated for “cause” for:

•

willful and continued failure to substantially perform the executive officer’s employment duties in any material respect (other than any such failure resulting from physical or mental incapacity or occurring after an executive officer has provided notification to us of a voluntary termination for a “good reason”) after proper written notification has been provided to the executive officer and the executive officer fails to resume substantial performance of the executive officer’s duties on a continuous basis within 30 days of receipt of such notice;

•

willfully engaging in conduct which breaches a non-competition, non-solicitation and confidentiality covenant or in any other conduct which is demonstrably and materially injurious to us or an affiliate; or

•	conviction for, or pleading guilty or not contesting, a felony charge under federal or state law.

A named executive officer’s voluntary termination will be considered to be for “good reason” for purposes of the change-in-control agreements if, without the executive’s express written consent, any one or more of the following events occurs:

•

assignment to duties materially inconsistent with the executive officer’s authorities, duties, responsibilities, and status (including, without limitation, offices, titles and reporting requirements) as our employee, or a reduction or alteration in the nature or status of the executive’s authorities, duties, or responsibilities from the greatest of (i) those in effect on the effective date of the change-in-control agreement; (ii) those in effect during the fiscal year immediately preceding the year of the change-in-control; and (iii) those in effect immediately preceding the change-in-control;

•

requiring the executive officer to be based at a location which is at least 50 miles further from the executive’s then current primary residence than is such residence from the office where the executive is located at the time of the change-in-control, except for required travel on our business to an extent substantially consistent with the executive officer’s business obligations as of the effective date of such executive’s change-in-control agreement or as the same may have been subsequently changed prior to a change-in-control;

•	a material reduction of the executive officer’s base salary as in effect on the effective date of the change-in-control agreement or as the same may have been subsequently increased;

•

a material reduction in the executive officer’s level of participation in any of our short-term and/or long-term incentive compensation plans, or employee benefit or retirement plans, policies, practices, or arrangements in which the executive officer participates from the greatest of the levels in place: (i) on the effective date of the change-in-control agreement; (ii) during the fiscal year immediately preceding the fiscal year of the change-in-control; and (iii) on the date immediately preceding the date of the change-in-control;

•	our failure to obtain a satisfactory agreement from any successor to assume our obligations under the change-in-control agreement; or

•

any termination of the executive officer’s employment that is not effected pursuant to a written notice of termination satisfying the requirements for such a notice under the change-in-control agreement.

The existence of “good reason” for a voluntary termination will not be affected by an executive officer’s temporary incapacity due to physical or mental illness not constituting a disability. The executive officer’s continued employment will not constitute a waiver of the executive’s rights with respect to any circumstance constituting “good reason.”

The amounts shown in the table below are calculated using the assumption that a change-in-control and qualifying termination was effective under the change-in-control agreements as of December 31, 2007, and as a result are based on amounts earned through such time from FMC Technologies and are only estimates of the amounts which would be paid out to our anticipated named executive officers in the event of such a termination under the change-in-control agreements our anticipated named executive officers have with FMC Technologies.

The actual amounts that would be paid out if such a termination were to occur can only be determined at the time of such executive officer’s actual termination and would be subject to the terms of our change-in-control agreements in effect at such time with such officers, which differ in some respects from FMC Technologies’ change-in-control agreements, and their salaries, incentives and other benefits at that time as our employees. Following a change-in-control, if a named executive officer is terminated either: (a) by us for “cause” or (b) by the executive officer (other than for retirement, “good reason” or other circumstances that constitute a “qualifying termination”) we will pay the executive an amount equal to the executive’s accrued and unpaid base salary, accrued and unused vacation and any other amounts the executive is entitled to receive under pension and other benefit plans.

Executive Benefits and Payments for Change-in-Control Termination Occurring on December 31, 2007

	Charles H. Cannon, Jr.	Ronald D. Mambu	Juan C. Podesta	Torbjörn Arvidsson
Compensation ($)
Base Salary Multiple (1)	1,351,515	542,564	275,390	347,313
Annual Non-Equity Incentive Bonus Multiple	1,411,548	411,538	182,676	308,720
Pro-Rated Annual Target Non-Equity Incentive Bonus	243,820	107,595	148,833	191,022
Long-Term Incentive Compensation
Performance-Based Restricted Stock	1,689,660	710,224	0	0
Stock Options/SARs (2)
Unvested and Accelerated	0	0	0	0
Restricted Stock (2)
Unvested and Accelerated	3,923,867	1,809,524	2,516,346	2,264,598

Benefits and Perquisites ($)
Value of Additional Years of Age and Service Credit for JBT Corporation Non-Qualified Pension Plan (3)	775,431	319,066	251,387	0
Medical, Dental, Life Insurance and Disability Benefits (4)	16,988	12,884	16,809
Outplacement Services	67,576	40,692	40,859	52,097
280G Tax Gross-up	0	0	0	0

Total ($):	9,480,405	3,954,087	3,432,300	3,163,750

(1)	The base salary multiples reflect the terms of these officers’ change-in-control agreements with FMC Technologies as of December 31, 2007. Although those multiples will be the same for Mr. Cannon and Mr. Mambu under their change-in-control agreements with us, the base salary multiples for Messrs. Podesta and Arvidsson will increase from 1x to 2x.
(2)	A portion of the total value of the stock options and restricted stock shown above resulting from accelerated vesting upon a change-in-control taking place on December 31, 2007 would have vested without accelerating on January 2, 2008, the awards’ normal vesting date, pursuant to the terms of those awards which were granted on February 25, 2005. That portion of the value is: Mr. Cannon, $2,044,602; Mr. Mambu, $1,020,600; Mr. Podesta, $1,069,362; and Mr. Arvidsson, $817,614.
(3)	The amount representing the value of additional years of age and service credit for the JBT Corporation Non-Qualified Pension Plan is based on the assumptions of a lump sum payment calculated as the present value of benefits immediately payable on December 31, 2007, reduced by the JBT Corporation Non-Qualified Pension Plan’s early retirement factor using the named executive officer’s age at December 31, 2007 plus the three years of additional credited service granted under the change-in-control agreement. Mr. Arvidsson is not eligible to participate in the Non-Qualified Pension Plan.
(4)	Assumes no change in current premium cost paid for such named executive officer’s medical, dental, life insurance and disability benefits.

SECURITY OWNERSHIP BY

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

All of the outstanding shares of our common stock are, and will be, prior to the distribution, held beneficially and of record by FMC Technologies. The following table sets forth information concerning shares of our common stock projected to be beneficially owned immediately after the distribution date by:

•	each person or entity known by us to be the beneficial owner of 5% or more of the outstanding shares of FMC Technologies’ common stock;

•	each person who we currently anticipate will be one of our directors at the time of the distribution;

•	each person who we currently anticipate will be one of our named executive officers at the time of the distribution; and

•	all persons who we currently anticipate will be our directors and executive officers at the time of the distribution as a group.

The projected share amounts in the table below are based on the number of shares of FMC Technologies common stock owned by each person or entity at [ ], 2008, as adjusted to reflect the distribution ratio of [.215] of a share of our common stock for every share of FMC Technologies common stock. To our knowledge, except as otherwise indicated in the footnotes below, each person or entity has sole voting and investment power with respect to the shares of common stock set forth opposite such persons or entity’s name. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the securities. Shares of common stock and stock options that are vested or are scheduled to vest within 60 days are deemed to be outstanding and to be beneficially owned by the persons holding the options for the purpose of computing the percentage ownership of the person.

Name	Amount and Nature of Beneficial Ownership of JBT Corporation Common Stock	Percent of Class of JBT Corporation Common Stock (1)
Charles H. Cannon, Jr.		*
Ronald D. Mambu		*
Juan C. Podesta		*
Torbjörn Arvidsson		*
[TBD]		*
[TBD]		*
[TBD]		*
Alan D. Feldman		*
C. Maury Devine		*
James E. Goodwin		*
Polly B. Kawalek		*
James M. Ringler		*
James R. Thompson		*
T. Rowe Price Associates, Inc. (2)
FMR LLC (3)
Columbia Wanger Asset Management, L.P. (4)
All directors and executive officers as a group

*	Indicates a less than 1% ownership interest.
(1)	Percentages are calculated on the basis of the amount of outstanding shares (exclusive of treasury shares) plus shares deemed outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934 as of [ ], 2008.

(2)	Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2008 believed to be reliable, and adjusted to reflect the distribution ratio of [.215] of a share of JBT Corporation common stock for every share of FMC Technologies common stock, T. Rowe Price Associates, Inc. have sole voting power over [ ] of such shares and sole dispositive power over all such shares. These securities are owned by various individual and institutional investors for which T. Rowe Price Associates, Inc. serves as investment adviser. T. Rowe Price Associates, Inc. expressly disclaims beneficial ownership of these securities The business address for T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202.
(3)	Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2008 believed to be reliable, and adjusted to reflect the distribution ratio of [.215] of a share of JBT Corporation common stock for every share of FMC Technologies common stock, FMR LLC and Edward C. Johnson 3d have sole voting power over [ ] of such shares and sole dispositive power over all of such shares. The address for FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109.
(4)	Based on a Schedule 13G/A filed with the Securities and Exchange Commission on January 28, 2008 believed to be reliable, and adjusted to reflect the distribution ratio of [.215] of a share of JBT Corporation common stock for every share of FMC Technologies common stock, Columbia Wanger Asset Management, L.P. and Columbia Acorn Trust jointly have sole voting power over [ ] of such shares, shared voting power of [ ] of such shares and sole dispositive power over all such shares. The address for Columbia Wanger Asset Management, L.P. is 227 West Monroe Street, Suite 300, Chicago, Illinois 60606.

OUR RELATIONSHIP WITH FMC TECHNOLOGIES AFTER THE SPIN-OFF

General

In connection with the spin-off, we and FMC Technologies will enter into the Separation Agreement and several ancillary agreements to complete the separation of our businesses from FMC Technologies and to distribute our common stock to FMC Technologies stockholders. These agreements will govern the relationship between us and FMC Technologies after the distribution and will also provide for the allocation of employee benefits, taxes and other liabilities and obligations attributable to periods prior to the distribution. The agreements will have been prepared before the distribution, and will reflect agreement between affiliated parties established without arms-length negotiation. However, we believe that the terms of these agreements will equitably reflect the benefits and costs of our ongoing relationships with FMC Technologies. The ancillary agreements include:

•	Tax Sharing Agreement;

•	Transition Services Agreement;

•	Distribution Agreement;

•	Sublease Agreement; and

•	Trademark License Agreements.

These agreements and various other agreements governing our future relationships with FMC Technologies are summarized below. We may enter into other agreements with FMC Technologies prior to or concurrently with the separation that would relate to other aspects of our relationship with FMC Technologies following the spin-off. Following the separation, we may enter into other commercial agreements with FMC Technologies from time to time, the terms of which will be determined at those relevant times.

Of the agreements summarized below, the material agreements have been or will be filed as exhibits to the registration statement that we have filed with the SEC, of which this information statement forms a part. The summaries of material agreements are qualified in their entireties by reference to the full text of the agreements.

Separation and Distribution Agreement

The Separation and Distribution Agreement, which we refer to as the “Separation Agreement,” sets forth the agreement between us and FMC Technologies with respect to the principal corporate transactions required to effect our separation from FMC Technologies; the transfer of certain assets and liabilities required to effect such separation; the distribution of our shares to FMC Technologies stockholders; our dividend to FMC Technologies; and other agreements governing the relationship between FMC Technologies and us following the separation. FMC Technologies will only consummate the spin-off if specified conditions are met. These conditions include, among others, the receipt of a private letter ruling from the Internal Revenue Service, in form and substance satisfactory to FMC Technologies to the effect that no gain or loss will be recognized by FMC Technologies, its shareholders, us or our shareholders for federal income tax purposes as a result of the distribution or the contribution, final approval of the distribution given by the Board of Directors of FMC Technologies, and the actions and filings necessary or appropriate under federal and state securities laws and state blue sky laws of the United States (and any comparable laws under any foreign jurisdictions) in connection with the distribution shall have been taken and, where applicable, become effective or accepted. For additional information regarding conditions to the distribution, see “The Spin-Off—Spin-Off Conditions and Termination” beginning on page 31.

Even if these conditions are satisfied, other events or circumstances could occur that could impact the timing or terms of the spin-off or FMC Technologies’ ability or plans to consummate the spin-off. As a result of these factors, the spin-off may not occur and, if it does occur, it may not occur on the terms or in the manner described, or in the timeframe currently contemplated.

The Contribution; Allocation of Assets and Liabilities; No Representations and Warranties

In connection with the distribution, FMC Technologies has contributed or will contribute to us certain business segments and assets to be included in our business, as described in this information statement. It will effect this contribution by transferring, or causing its subsidiaries to transfer, certain assets related to the conduct of our business. FMC Technologies will have no interest in our assets and business and, subject to certain exceptions described below, generally will have no obligation with respect to our liabilities after the distribution. Similarly, we will have no interest in the assets of FMC Technologies’ other business segments and generally will have no obligation with respect to the liabilities of FMC Technologies’ retained businesses after the distribution.

Except as expressly set forth in the Separation Agreement or in any ancillary agreement, FMC Technologies will make no representations or warranties as to the assets, businesses or liabilities transferred or assumed as part of the contribution. Furthermore, unless expressly provided to the contrary in any ancillary agreement, all assets will be transferred on an “as is, where is” basis, and the respective transferees will agree to bear the economic and legal risks that any conveyance is insufficient to vest in the transferee good and marketable title free and clear of any security interest and that any necessary consents or approvals are not obtained or that requirements of laws or judgments are not complied with.

The Distribution

Following the satisfaction or waiver of all conditions to the distribution as set forth in the Separation Agreement, FMC Technologies will deliver to the distribution agent a certificate or certificates representing all of the outstanding shares of our common stock. FMC Technologies will instruct the distribution agent to distribute those shares on [    ], 2008 or as soon thereafter as practicable, so that each FMC Technologies stockholder will receive [.215] of a share of our common stock for every share of FMC Technologies common stock such stockholder owns as of the record date of the spin-off.

No fractional shares of our common stock shall be distributed in the distribution. FMC Technologies shall direct the distribution agent to determine, as soon as practicable, the sum of fractional shares of our common stock that would have been issued in the distribution and sell the nearest number of whole shares equal to such sum in open market transactions or otherwise, in each case at then prevailing trading prices. The distribution agent shall then cause to be distributed to the holders of FMC Technologies common stock entitled to receive such proceeds in lieu of fractional shares an amount in cash equal to such holder’s ratable share of the proceeds of such sale, without interest, after making appropriate deductions of the amount required to be withheld for federal income tax purposes and after deducting an amount equal to all brokerage charges, commissions and transfer taxes attributed to such sale.

Indemnification and Survival

Except as specifically otherwise provided in the ancillary agreements, FMC Technologies will indemnify, defend and hold harmless us, our affiliates, our respective representatives and each of the heirs, executors, successors and assigns of any of the foregoing from and against all indemnifiable losses relating to, arising out of or resulting from:

(a) the failure of FMC Technologies:

•

(i) to pay or otherwise promptly discharge any of FMC Technologies’ liabilities, whether such indemnifiable losses relate to events, occurrences or circumstances occurring or existing, or whether such indemnifiable losses are asserted, before or after the distribution; or

•	(ii) to perform any of its obligations under the Separation Agreement; or

(b) FMC Technologies’ business and liabilities, except to the extent such liabilities relate to our business or except as otherwise specifically provided in the Separation Agreement.

Except as specifically otherwise provided in the ancillary agreements, we will indemnify, defend and hold harmless FMC Technologies, its affiliates, their respective representatives and each of the heirs, executors, successors and assigns of any of the foregoing from and against all indemnifiable losses relating to, arising out of or resulting from:

(a) the failure by us:

•

(i) to pay or otherwise promptly discharge any of our liabilities (which liabilities shall include all liabilities, whether incurred before or after the spin-off, of JBT Corporation and of the former FoodTech and Airport Systems business segments of FMC Technologies, and whether or not currently owned, used or occupied by FMC Technologies and its subsidiaries or affiliates), whether such indemnifiable losses relate to events, occurrences or circumstances occurring or existing, or whether such indemnifiable losses are asserted before or after the distribution; or

•	(ii) to perform any of our obligations under the Separation Agreement; or

(b) any untrue statement or alleged untrue statement of a material fact, or omission or alleged omission to state a material fact required to be stated, in any portion of the registration statement or information statement (or any preliminary or final form thereof or any amendment thereto) to be filed with the SEC, or necessary to make any assertions in the registration statement or information statement not misleading.

All covenants and agreements of the parties contained in the Separation Agreement will survive the contribution, separation and distribution. Our rights and obligations as well as those of FMC Technologies and any respective indemnitees under the Separation Agreement will survive the sale or other transfer by any party or its respective subsidiaries of any assets or businesses or the assignment by it of any liabilities. Additionally, indemnity and contribution provisions contained in the Separation Agreement will remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any indemnitee; (ii) the knowledge by the indemnitee of indemnifiable losses for which it might be entitled to indemnification or contribution hereunder; or (iii) any termination of the Separation Agreement.

Non-solicitation of employees

We and FMC Technologies will agree not to, for a period of 18 months following the separation, directly or indirectly solicit employees of the other party or its subsidiaries with the exception of solicitations made by non-targeted job opportunity advertisements or headhunter searches and employees who were terminated by the other party prior to the solicitation or who voluntarily resigned more than six months prior to such solicitation.

We and FMC Technologies further agree not to hire each other’s employees (or persons who were employees within the prior six months) for the same period of time with the exception of employees terminated as part of a reduction in force or any for any other reason other than cause.

Expenses

Except as expressly set forth in the Separation Agreement or any ancillary agreement, if the separation and distribution are completed, all third party fees, costs and expenses paid or incurred in connection with the transactions contemplated by the Separation Agreement and the ancillary agreements will be paid by the party incurring such fees, costs or expenses. If the separation and distribution does not occur, FMC Technologies shall bear all such fees, costs and expenses.

Dispute Resolution

The Separation Agreement will contain provisions that govern, except as otherwise provided in any ancillary agreements, the resolution of disputes, controversies or claims that may arise between us and FMC

Technologies. In the event of any dispute or disagreement between us and FMC Technologies as to the interpretation of any provision of the Separation Agreement (or the performance of obligations hereunder), we and FMC Technologies will promptly meet in a good faith effort to resolve the dispute. If the officers do not agree upon a decision within 30 days after reference of the matter to them, each of the parties will submit any controversy, dispute or claim arising out of or relating in any way to the Separation Agreement or the transactions arising hereunder for arbitration in the City of Chicago, Illinois, and such arbitration shall be the sole remedy for such monetary claims; provided that disputes regarding the amount of any post spin-off true-up of the dividend to be paid on the date of the distribution (to assure that the 2008 cash flow of the JBT Corporation business has been properly apportioned) shall be finally resolved by an independent accountant if the parties have not been able to reach a timely agreement on any such dispute. Such arbitration will be administered by the Center for Public Resources Institute for Dispute Resolutions in accordance with its then prevailing Rules for Non-Administered Arbitration of Business Disputes (except as otherwise provided in the Separation Agreement), by an arbitrator or arbitrators as selected and described in the Separation Agreement. The arbitration will be governed by the United States Arbitration Act, 9 U.S.C. § 1 et seq. The award rendered by the arbitrator(s) shall be final and not subject to judicial review and judgment thereon may be entered in any court of competent jurisdiction.

The fees and expenses of the Center for Public Resources Institute for Dispute Resolution and the arbitrator(s) will be shared equally by us and FMC Technologies.

Tax Sharing Agreement

The tax sharing agreement will set forth the responsibilities of FMC Technologies and JBT Corporation with respect to, among other things, liabilities for federal, state, local and foreign taxes for periods before and including the spin-off, the preparation and filing of tax returns for such periods and disputes with taxing authorities regarding taxes for such periods. FMC Technologies will generally be responsible for the filing of tax returns and the payment of our federal, state, local and foreign income taxes for periods before and including the spin-off. However, under the agreement we will generally be responsible for making payments to FMC Technologies for income tax liabilities with respect to such periods to the extent such income tax liabilities are attributable to taxable income generated by our operations, after adjustment for any losses, credits, or other tax attributes generated by our operations in such periods. We will generally be responsible for the payment of all other taxes relating to our business. FMC Technologies will generally be responsible for managing disputes with taxing authorities that relate to liabilities for federal, state, local and foreign income taxes for such periods. However, under the agreement we will have rights to control and contest certain audit or tax proceedings that relate to income taxes for which we are responsible. Under certain circumstances, FMC Technologies and we may jointly control disputes relating to income taxes for which both parties are responsible. We will generally be responsible for managing disputes relating to all other taxes for which we are responsible. The tax sharing agreement will also provide that we will have to indemnify FMC Technologies for some or all of the taxes resulting from the transactions related to the distribution of our common stock if we take certain actions which ultimately result in disqualifying the distribution as tax-free under Sections 355 and 368 of the Code. The tax sharing agreement will also require FMC Technologies to indemnify us against any liability for tax if FMC Technologies’ actions cause the disqualification of the spin-off as tax free under the Code.

To maintain the qualification of the distribution as tax-free under sections 368(a)(1)(D) and 355 of the Code, there are material limitations on transactions in which we may be involved during the two-year period following the distribution date. Specifically, during this two-year period, we will agree to refrain from engaging in any of the transactions listed below unless we first obtain a private letter ruling from the IRS or an opinion reasonably acceptable in substance to FMC Technologies from a tax advisor reasonably acceptable to FMC Technologies providing that the transaction will not affect the tax-free treatment of the distribution.

We are restricted from entering into any negotiations, agreements, understandings, or arrangements with respect to transactions or events that may cause the spin-off to be treated as part of a plan pursuant to which one or more persons acquire (other than pursuant to the spin-off) directly or indirectly our stock representing a “50-percent or greater interest” therein within the meaning of Section 355(d)(4) of the Code, including stock issuances pursuant to the exercise of options, lapsing of restrictions on restricted stock, or otherwise or option grants (excluding option grants made pursuant to compensatory equity incentive arrangements satisfying specified conditions and stock issuances made pursuant to the exercise of options or the lapse of restrictions on stock granted under any such arrangement), capital contributions or acquisitions, entering into any partnership or joint venture arrangements or a series of such transactions or events, and any of the following:

•	Merging or consolidating with or into another corporation;

•	Liquidating or partially liquidating;

•

Selling or transferring all or substantially all of our assets in a single transaction or series of related transactions, or selling or transferring any portion of our assets that would violate certain continuity requirements imposed by the Code; or

•	Redeeming or otherwise repurchasing any of our capital stock other than pursuant to open market stock repurchase programs meeting certain IRS requirements.

If we enter into any of these transactions, with or without the required private letter ruling or opinion from tax counsel, we will be responsible for, and will indemnify FMC Technologies from and against, any tax liability resulting from any such transaction, under terms reasonably acceptable to FMC Technologies, including, in certain circumstances, the posting of an acceptable letter of credit or other security.

Transition Services Agreement

In connection with the spin-off, we will enter into a transition services agreement with FMC Technologies whereby we will provide certain resources and services to FMC Technologies and FMC Technologies will provide certain resources and services to us. The services to be provided pursuant to the transition services agreement will be set forth in annexes to the transition services agreement that provide detail of the services and the geographical locations at which such services are to be provided. In addition to the services described in the transition services agreement annexes, FMC Technologies will agree in the transition services agreement to provide additional services to us, subject to the negotiation of acceptable terms and costs, if those services were provided to us prior to the spin-off and would assist us in the orderly transition of the business. The services to be provided pursuant to the transition services agreement will generally expire not later than December 31, 2008 unless extended as a result of arm’s length negotiations between the parties, and we and FMC Technologies have agreed to reduce or eliminate the dependency on such transition services as soon as reasonably practicable after the spin-off. Services provided pursuant to the transition services agreement will be provided at the providing party’s agreed upon rate as indicated in the annex related to each such service, in each case billed and payable monthly and generally without any further markup, unless other or additional arrangements are reached as a result of any negotiation between the parties. We and FMC Technologies will agree in the transition services agreement to provide the services in a manner consistent with past practice, and will make no other representations or warranties regarding the adequacy or effectiveness of such services. Each party’s liability with respect to performance of the transition services will be limited to the direct damages of the party receiving such services arising from the providing party’s failure to provide such services consistently with past practice, and each party will expressly release the other party and its affiliates for any claims for consequential, incidental, indirect or punitive damages, including lost profits. The rights and obligations of each party to the transition services agreement will generally not be assignable, other than with respect to permitted assignments to affiliates or as a result of transfers of substantially all of a party’s assets.

The specific services set forth in the annexes to the transition services agreement are expected to include the following:

•	We will provide office space and some or all of accounting, payroll and human resources services, and office supplies and equipment, in China, Thailand and Chalfont, Pennsylvania;

•	FMC Technologies will provide office space and some or all of accounting, payroll and human resources services, and office supplies and equipment, in Indonesia, Dubai and Russia;

•

We and FMC Technologies will provide each other with support and assistance as needed for corporate purposes, including preparation of tax returns, management of certain audits and other tax planning, accounting and related services;

•

FMC Technologies will provide certain accounting consolidation services, fixed asset and inventory accounting services, security and protection services, environmental, health and safety training and services, internal audit services and employee relocation services;

•

We will provide human resources, accounting, and payroll services in South Africa, Italy and India, along with sales, distribution, finance and technology services in Italy and tax and compliance services in India. We will also provide limited human resources services in Vietnam; and

•	FMC Technologies will provide some or all of human resources, payroll and accounting services in Malaysia, Singapore, Canada, the United Kingdom and Mexico, along with tax assistance in Mexico.

Distribution Agreement

Certain FMC Technologies products are currently, and will need to be on a continuing basis after the distribution date, distributed by third parties or by internal distribution resources that will be transferred to us upon the spin-off. As a result, FMC Technologies will require that certain distribution agreements with respect to such products are in place upon the spin-off so that FMC Technologies will continue to effectively operate its ongoing businesses. These distribution agreements will set forth the terms and conditions pursuant to which we will provide distribution services for certain products in certain specified geographic locations for the benefit of FMC Technologies following the distribution date. The distribution services provided generally may not be assigned or transferred to another party by us. We will act as an independent contractor of FMC Technologies, and will make certain covenants and agreements for the benefit of FMC Technologies, including that we will not distribute goods that are competitive with the products covered by the distribution agreements and that we will comply with laws and regulations in connection with its activities under the distribution agreements. We will pay the specified prices (generally the then current listed price for standard models of products discounted to a negotiated level) to FMC Technologies for the products covered by the distribution agreements, and we will be compensated solely to the extent of the excess of the price we charge customers for the products over the price charged to us by FMC Technologies for such products. As the sale and distribution of the products in the territories covered by the distribution agreements are important to the FMC Technologies business, we will agree in the distribution agreements to use efforts to develop and promote the products in the relevant territory and to meet certain minimum order targets as agreed by the parties. We will purchase and maintain certain minimum insurance coverage at all times during the term of the distribution agreements in order to protect against losses resulting therefrom, and will agree to indemnify FMC Technologies for losses we cause in respect of the distribution services and our performance under the distribution agreements. FMC Technologies will provide warranties with respect to the products covered by the distribution agreements to the extent of the standard terms and conditions for such products, and will provide us with sales, technical and promotional support as FMC Technologies considers appropriate.

Sublease Agreement

We currently occupy office space leased by FMC Technologies at 200 East Randolph Drive in Chicago, Illinois. In order to continue operating out of this location, we will enter into a sublease agreement on the date of the spin-off pursuant to which FMC Technologies will sublease office space to us. The sublease will be effective only upon consent from FMC Technologies’ landlord. Unless otherwise agreed, the term of the sublease is expected to expire on December 31, 2010. We will pay rent to FMC Technologies equal to 50% of the rent paid by FMC Technologies to its landlord pursuant to the underlying lease during the term of the sublease, and we will further be responsible for approximately 50% of utilities and certain other costs and expenses (with each party bearing those costs directly attributable to its operations). The sublease will be non-assignable without FMC Technologies’ consent. We and FMC Technologies will agree to indemnify each other with respect to claims arising out of the acts or omissions of the other under the sublease agreement. Other terms and conditions of the underlying lease between FMC Technologies and its landlord will be incorporated into the sublease, and we will be bound by those provisions as if we were a direct party to such underlying lease.

Trademark License Agreements

FMC Technologies will license certain trademarks to us pursuant to a trademark license agreement to be entered into on the date of the spin-off. The trademark license agreement will allow us to use certain trademarks owned or licensed by FMC Technologies after the spin-off. This agreement will allow the continued use of these trademarks on our installed base of equipment at the time of the spin-off indefinitely. We will have the right to utilize these trademarks on our existing stock of inventory and supplies through the earlier of a one year period after the spin-off date or the exhaustion of such inventory and supplies in the ordinary course. The agreement will also permit us to indicate our former affiliation with FMC Technologies and maintain a web site link from FMC Technologies web site to our own web site for up to two years following the spin-off date. Promptly following termination of our rights to utilize FMC Technologies’ trademarks, we will be required either to destroy any materials in our possession that include the licensed trademarks or to label items that are not removable or destroyable in a manner that clearly indicates the owner of the trademark.

We will license the right to use the name “John Bean” to FMC Technologies for use by its flow line business in connection with certain pump products it has marketed under that name prior to the spin-off.

The licenses granted by both parties will be worldwide, royalty-free and non-exclusive, and will generally be non-assignable. Each licensee will agree in the trademark license agreement that the licensor retains full ownership of the trademarks, and that it will comply with all applicable laws and ensure that its use of the other parties’ trademarks will meet or exceed the quality standards of the licensor. We and FMC Technologies will each agree to indemnify the other for any breaches of the trademark license agreement and for any liabilities related to or arising from such party’s use of the trademarks.

DESCRIPTION OF OUR CAPITAL STOCK

Upon the completion of this spin-off, we will be authorized to issue 120,000,000 shares of our common stock, $0.01 par value, and 20,000,000 shares of undesignated preferred stock, $0.01 par value. The following description of our capital stock is subject to and qualified in its entirety by our Certificate of Incorporation and By-laws, which are included as exhibits to the registration statement of which this information statement is a part, and by the provisions of applicable Delaware law.

Authorized and Outstanding Capital Stock

Immediately following the spin-off, our authorized capital stock will consist of 120,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. The authorized preferred shares shall include [            ] shares of series A junior participating preferred stock. Based on the approximately [            ] shares of FMC Technologies common stock that we expect to be outstanding on the record date, and a distribution ratio of [.215] of a share of our common stock for every share of FMC Technologies common stock, we will have approximately [            ] shares of common stock outstanding immediately following the spin-off. The actual number of shares to be distributed will be determined on the record date. No shares of preferred stock will be outstanding immediately following the spin-off.

Common Stock

Prior to this spin-off, there were 53 shares of our common stock outstanding, all of which were held of record by FMC Technologies.

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to preferences that may be applicable to any of our outstanding preferred stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for that purpose. See “Dividend Policy.” In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of our preferred stock, if any, then outstanding. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Our Board of Directors has the authority, without action by our stockholders, to designate and issue our preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our common stock until our Board of Directors determines the specific rights of the holders of our preferred stock. However, the effects might include, among other things:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change-in-control of our company without further action by our stockholders.

At the closing of this spin-off, no shares of our preferred stock will be outstanding, and, other than shares of our preferred stock that may become issuable pursuant to our rights agreement, we have no present plans to issue any shares of our preferred stock. See “Description of Our Capital Stock—The Rights Agreement.”

As of the closing of this spin-off, [    ] shares of our junior participating preferred stock will be reserved for issuance upon exercise of our preferred share purchase rights.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply so long as the common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-Laws

Some provisions of Delaware law and our certificate of incorporation and by-laws could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Delaware Law

Our Certificate of Incorporation provides that Section 203 of the Delaware General Corporation Law, an anti-takeover law, does not apply to us until FMC Technologies owns less than 15% of our outstanding common stock.

In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. Section 203 is not applicable to business combinations with FMC Technologies. The existence of this provision after FMC Technologies no longer owns at least 15% of our outstanding shares may have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock.

Certificate of Incorporation; By-Laws

Our certificate of incorporation and by-laws contain provisions that could make more difficult the acquisition of JBT Corporation by means of a tender offer, a proxy contest or otherwise. These provisions are summarized below.

Undesignated Preferred Stock. The authorization of our undesignated preferred stock makes it possible for our Board of Directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Size of Board and Vacancies. Our Certificate of Incorporation provides that the number of directors on our Board of Directors will be fixed exclusively by our Board of Directors. Newly created directorships resulting from any increase in our authorized number of directors or any vacancies in our Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the vote of our remaining directors in office.

Elimination of Stockholder Action by Written Consent. Our Certificate of Incorporation permits our stockholders to act by written consent without a meeting as long as FMC Technologies owns at least 50% of our voting stock. Once FMC Technologies ceases to own that percentage of our voting stock, our Certificate of Incorporation eliminates the right of our stockholders to act by written consent.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our by-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors.

Classified Board of Directors. Our Certificate of Incorporation provides that our Board of Directors is divided into three classes. The term of the first class of directors expires at our 2009 annual meeting of stockholders, the term of the second class of directors expires at our 2010 annual meeting of stockholders and the term of the third class of directors expires at our 2011 annual meeting of stockholders. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders will be elected for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us if FMC Technologies no longer controls us because it generally makes it more difficult for stockholders to replace a majority of the directors. Our Certificate of Incorporation also provides that directors may be removed with or without cause only by the vote of holders of at least 80% of our outstanding shares of stock entitled to vote generally in the election of directors.

No Cumulative Voting. Our certificate of incorporation and by-laws do not provide for cumulative voting in the election of directors.

Stockholder Meetings. Under our by-laws, only our Board of Directors may call special meetings of our stockholders.

Amendments of Certificate of Incorporation Provisions. The amendment of any of the above provisions in our certificate of incorporation would require approval by holders of at least 80% of our outstanding common stock.

Amendments to Our By-laws. Our certificate of incorporation and by-laws provide that our by-laws may only be amended by the vote of a majority of our whole Board of Directors or by the vote of holders of at least 80% of the outstanding shares of our voting stock.

Rights Agreement

Our Board of Directors will adopt a rights agreement prior to the spin-off. Pursuant to our rights agreement, one preferred share purchase right will be issued for each outstanding share of our common stock. Our rights being issued are subject to the terms of our rights agreement.

Our Board of Directors will adopt our rights agreement to protect our stockholders from coercive or otherwise unfair takeover tactics. In general terms, our rights agreement works by imposing a significant penalty upon any person or group that acquires 15% or more of our outstanding common stock without the approval of our Board of Directors.

For those interested in the specific terms of our rights agreement, we provide the following summary description. Please note, however, that this description is only a summary, is not complete, and should be read together with our entire rights agreement, which will be publicly filed with the SEC as an exhibit to the registration statement of which this information statement is a part.

The Rights

Our Board of Directors authorized the issuance of one of our rights for each share of our common stock outstanding on [    ], 2008. Our rights initially trade with, and are inseparable from, our common stock. Our rights are evidenced only by certificates that represent shares of our common stock. New rights will accompany any new shares of common stock we issue after [    ], 2008 until the date on which the rights are distributed as described below.

Exercise Price

Each of our rights will allow its holder to purchase from us one one-hundredth of a share of our series A junior participating preferred stock for $[            ], once the rights become exercisable. This portion of our preferred stock will give our stockholders approximately the same dividend, voting, and liquidation rights as would one share of our common stock. Prior to exercise, our right does not give its holder any dividend, voting, or liquidation rights.

Expiration

Our rights will expire on [    ], 2018.

Exercisability

Our rights will not be exercisable until:

•	ten days after the public announcement that a person or group has become an “acquiring person” by obtaining beneficial ownership of 15% or more of our outstanding common stock, or, if earlier,

•

ten business days (or a later date determined by our Board of Directors before any person or group becomes an acquiring person) after a person or group begins a tender or exchange offer that, if completed, would result in that person or group becoming an acquiring person.

Until the date our rights become exercisable, our common stock certificates also evidence our rights, and any transfer of shares of our common stock constitutes a transfer of our rights. After that date, our rights will separate from our common stock and be evidenced by book-entry credits or by rights certificates that we will mail to all eligible holders of our common stock. Any of our rights held by an acquiring person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person

•

Flip In. If a person or group becomes an acquiring person, all holders of our rights except the acquiring person may, for $[            ] purchase shares of our common stock with a market value of $[            ], based on the market price of our common stock prior to such acquisition.

•

Flip Over. If we are later acquired in a merger or similar transaction after the date our rights become exercisable, all holders of our rights except the acquiring person may, for $[            ], purchase shares of the acquiring corporation with a market value of $[            ] based on the market price of the acquiring corporation’s stock prior to such merger.

Our Preferred Share Provisions

Each one one-hundredth of a share of our preferred stock, if issued:

•	will not be redeemable;

•	will entitle holders to quarterly dividend payments of $0.01 per share, or an amount equal to the dividend paid on one share of our common stock, whichever is greater;

•	will entitle holders upon liquidation either to receive $1.00 per share or an amount equal to the payment made on one share of our common stock, whichever is greater;

•	will have the same voting power as one share of our common stock; and

•	if shares of our common stock are exchanged via merger, consolidation or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of our common stock.

The value of one one-hundredth interest in a share of our preferred stock should approximate the value of one share of our common stock.

Exchange

After a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of our outstanding common stock, our Board of Directors may extinguish our rights by exchanging one share of our common stock or an equivalent security for each right, other than rights held by the acquiring person.

Redemption

Our Board of Directors may redeem our rights for $0.01 per right at any time before any person or group becomes an acquiring person. If our Board of Directors redeems any of our rights, it must redeem all of our rights. Once our rights are redeemed, the only right of the holders of our rights will be to receive the redemption price of $0.01 per right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

Amendments

The terms of our rights agreement may be amended by our Board of Directors without the consent of the holders of our rights. After a person or group becomes an acquiring person, our Board of Directors may not amend the agreement in a way that adversely affects holders of our rights.

Anti-Dilution Provisions

Our Board of Directors may adjust the purchase price of our preferred stock, the number of shares of our preferred stock issuable and the number of our outstanding rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of our preferred stock or common stock. No adjustments to the purchase price of our preferred stock of less than 1% will be made.

Indemnification and Limitation of Liability of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that, among other things, a corporation may indemnify directors and officers as well as other employees and agents of the corporation against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than actions by or in the right of the corporation, i.e. a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

Our certificate of incorporation and by-laws require indemnification to the fullest extent permitted by Delaware law. We also intend to obtain directors’ and officers’ liability insurance providing coverage to our officers and directors. Our certificate of incorporation requires the advancement of expenses incurred by officers and directors in relation to any action, suit or proceeding.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability (i) for any transaction from which the director derives an improper personal benefit, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (certain illegal distributions), or (iv) for any breach of a director’s duty of loyalty to the corporation or its stockholders. Our certificate of incorporation includes such a provision.

2009 Annual Meeting of Stockholders

Our by-laws provide that an annual meeting of stockholders will be held each year on a date fixed by resolution of our Board of Directors. The first annual meeting of our stockholders after the spin-off is expected to be held in [    ] of 2009.

In order for a shareholder to bring, pursuant to our by-laws, nominations or other proposals before the 2009 annual stockholders meeting, the shareholder must provide written notice, delivered to our principal executive offices set forth on page 4, Attn: Corporate Secretary, no earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the day on which we make the first public announcement of the date of the annual meeting. Such notice must contain the specific information required by our by-laws regarding the nominee or proposal, including, but not limited to, name, address, class and number of shares held, information regarding the nominee or a description of the proposal and other specified matters.

You can obtain a copy of our by-laws without charge by writing to the Corporate Secretary at the address shown above.

DESCRIPTION OF INDEBTEDNESS

Our indebtedness is expected to consist of the following after the spin-off:

	Revolving Credit Facility	Senior Secured Loan	Total
Bank credit facilities and/or notes	$	$	$
Outstanding
Letters of credit outstanding
Unused commitments

We anticipate entering into one or more credit facilities, including a term loan and a revolving credit facility in the aggregate amount of approximately $300 million, in order to fund a cash dividend to FMC Technologies estimated to be approximately $200 million, to satisfy our working capital needs, to support letters of credit and to fund other general corporate requirements, including the financing of acquisitions. Our credit facilities will be utilized at the effective date of the spin-off to replace certain FMC Technologies letters of credit and surety bonds currently in place with respect to our obligations.

The terms and conditions for our credit facilities are expected to be substantially similar to those of other companies of similar standing.

We expect that the terms of the new credit facilities will contain certain customary events of default which generally give the banks the right to accelerate payments of outstanding debt, including without limitation:

•	failure to maintain required covenant ratios, as described below;

•	failure to make a payment of principal, interest or fees within a grace period; and

•	default, beyond any applicable grace period, on any of our aggregate indebtedness exceeding a certain amount.

The bank credit facilities will contain certain customary financial covenants limiting our indebtedness (maximum leverage ratios) and requiring minimum EBITDA coverage of interest expense (minimum interest coverage ratios) as well as limitations on additional debt, dividends and asset sales.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form 10 with respect to the shares of our common stock to be received by the stockholders of FMC Technologies in the spin-off. This information statement does not contain all of the information set forth in the Form 10 registration statement and the exhibits to the Form 10 registration statement. For further information with respect to JBT Corporation and the shares of our common stock, reference is hereby made to the Form 10 registration statement, including its exhibits. Statements made in this information statement relating to the contents of any contract, agreement or other documents are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document, with each such statement being qualified in all respects by reference to the document to which it refers. You may review a copy of the Form 10 registration statement, including its exhibits, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, copies of the Form 10 registration statement and related documents may be obtained through the SEC Internet address at http://www.sec.gov.

As a result of the spin-off, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with the Exchange Act, will file reports, proxy statements and other information with the SEC. After the spin-off, these reports, proxy statements and other information may be inspected and copied at the public reference facilities of the SEC listed above. You also will be able to obtain copies of this material from the public reference facilities of the SEC as described above, or inspect them without charge at the SEC’s web site.

In addition, we intend to furnish holders of our common stock with annual reports containing consolidated financial statements audited by an independent accounting firm.

INDEX TO COMBINED FINANCIAL STATEMENTS*

COMBINED FINANCIAL STATEMENTS OF

JOHN BEAN TECHNOLOGIES CORPORATION

*	As described in the Risk Factors and elsewhere in the information statement, these financial statements should not be relied upon as an indication of John Bean Technologies Corporation’s future financial performance or expense structure.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of FMC Technologies, Inc.:

We have audited the accompanying combined balance sheets of John Bean Technologies Corporation (formerly known as FMC FoodTech Inc., and consisting of the FoodTech and Airport Systems businesses of FMC Technologies, Inc.) as of December 31, 2007 and 2006, and the related combined statements of income, changes in owner’s equity, and cash flows for each of the years in the three-year period ended December 31, 2007. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of John Bean Technologies Corporation and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As described in Note 7 to the combined financial statements, effective December 31, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106, and 132R, which changed the method of accounting for pension and postretirement benefits. As described in Note 1 to the combined financial statements, effective October 1, 2005, the Company adopted SFAS No. 123R, Share-Based Payment, modifying the method of accounting for share-based compensation.

Chicago, Illinois

April 30, 2008

JOHN BEAN TECHNOLOGIES CORPORATION

COMBINED STATEMENTS OF INCOME

	Year Ended December 31,
(In millions)	2007	2006	2005
Revenue:
Product revenue	$864.6	$755.4	$738.0
Service revenue	113.4	88.9	85.3

Total revenue	978.0	844.3	823.3
Costs and expenses:
Cost of products	657.4	567.9	562.0
Cost of services	83.4	63.2	62.8
Selling, general and administrative expense	153.8	146.7	138.9
Research and development expense	18.7	16.2	18.0

Total costs and expenses	913.3	794.0	781.7
Other income (expense), net	(3.6)	0.1	0.7

Income before interest income, net and income taxes	61.1	50.4	42.3
Interest income, net	0.5	0.4	0.1

Income from continuing operations before income taxes	61.6	50.8	42.4
Provision for income taxes	21.5	16.0	16.0

Income from continuing operations	40.1	34.8	26.4

Discontinued operations (Note 2)
Loss from discontinued operations, net of income taxes	(6.8)	(0.2)	(1.9)
Gain on disposition of discontinued operations, net of income taxes	3.1	—	—

Loss from discontinued operations, net of income taxes	(3.7)	(0.2)	(1.9)

Net income	$36.4	$34.6	$24.5

The accompanying notes are an integral part of the combined financial statements.

JOHN BEAN TECHNOLOGIES CORPORATION

COMBINED BALANCE SHEETS

	December 31,
(In millions)	2007	2006
Assets
Current assets:
Cash and cash equivalents	$9.5	$10.3
Trade receivables, net of allowances of $6.2 in 2007 and $5.9 in 2006	179.2	151.0
Inventories (Note 3)	147.2	110.2
Prepaid expenses	4.1	4.2
Deferred income taxes (Note 6)	6.1	6.3
Other current assets	21.3	13.4
Assets of discontinued operations (Note 2)	2.4	18.0

Total current assets	369.8	313.4
Investments	7.2	6.2
Property, plant and equipment, net (Note 4)	126.8	119.8
Goodwill (Note 5)	23.8	23.4
Intangible assets, net (Note 5)	21.2	23.3
Other assets	9.2	8.8
Deferred income taxes (Note 6)	15.9	21.7

Total assets	$573.9	$516.6

Liabilities and owner’s equity
Current liabilities:
Accounts payable, trade and other	$101.3	$83.5
Advance payments and progress billings	105.3	103.2
Accrued payroll	33.7	28.7
Other current liabilities	63.9	52.4
Liabilities of discontinued operations (Note 2)	2.0	11.4

Total current liabilities	306.2	279.2
Accrued pension benefits, less current portion (Note 7)	19.2	16.9
Other liabilities	34.3	30.5
Commitments and contingent liabilities (Note 12)

Owner’s equity:
Owner’s net investment	218.3	197.6
Accumulated other comprehensive loss	(4.1)	(7.6)

Total owner’s equity	214.2	190.0

Total liabilities and owner’s equity	$573.9	$516.6

The accompanying notes are an integral part of the combined financial statements.

JOHN BEAN TECHNOLOGIES CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(In millions)	2007	2006	2005
Cash provided (required) by operating activities:
Net income	$36.4	$34.6	$24.5
Loss from discontinued operations, net of income taxes	3.7	0.2	1.9

Income from continuing operations	40.1	34.8	26.4
Adjustments to reconcile income to cash provided (required) by operating activities of continuing operations:
Depreciation	19.8	18.8	17.5
Amortization	5.3	4.4	4.7
Stock based compensation	8.6	7.8	6.6
Net (gain) loss on disposal of assets	0.1	(1.1)	(3.1)
Other	7.4	3.0	3.2
Changes in operating assets and liabilities:
Trade receivables, net	(17.3)	14.1	(12.7)
Inventories	(32.0)	(11.5)	(12.5)
Accounts payable, trade and other	13.6	6.4	4.1
Advance payments and progress billings	(8.4)	11.3	(3.6)
Other assets and liabilities, net	(5.3)	0.8	21.7
Income taxes payable	7.1	7.5	1.7

Cash provided by operating activities of continuing operations	39.0	96.3	54.0
Net cash provided (required) by discontinued operations—operating	(5.3)	(0.3)	5.6

Cash provided by operating activities	33.7	96.0	59.6

Cash provided (required) by investing activities:
Capital expenditures	(23.0)	(22.7)	(21.6)
Proceeds from disposal of assets	3.1	3.1	7.0

Cash required by investing activities of continuing operations	(19.9)	(19.6)	(14.6)
Cash provided (required) by discontinued operations, net of cash sold—investing	7.8	(0.4)	(0.1)

Cash required by investing activities	(12.1)	(20.0)	(14.7)

Cash provided (required) by financing activities:
Transfers to parent, net	(24.1)	(68.8)	(49.6)
Other	0.9	(0.1)	(0.1)

Cash required by financing activities	(23.2)	(68.9)	(49.7)

Effect of exchange rate changes on cash and cash equivalents	0.8	0.5	(0.5)

(Decrease) increase in cash and cash equivalents	(0.8)	7.6	(5.3)
Cash and cash equivalents, beginning of year	10.3	2.7	8.0

Cash and cash equivalents, end of year	$9.5	$10.3	$2.7

The accompanying notes are an integral part of the combined financial statements.

JOHN BEAN TECHNOLOGIES CORPORATION

COMBINED STATEMENTS OF CHANGES IN OWNER’S EQUITY

(In millions)	Owner’s net investment	Accumulated other comprehensive income (loss)	Total	Comprehensive income (loss)
Balance at December 31, 2004	$242.1	$(15.9)	$226.2
Net income	24.5	—	24.5	$24.5
Foreign currency translation adjustment	—	3.5	3.5	3.5
Net deferral of hedging losses (net of income taxes of $0.8)	—	1.0	1.0	1.0
Net transfers to parent	(42.7)	—	(42.7)

				$29.0

Balance at December 31, 2005	$223.9	$(11.4)	$212.5

Net income	34.6	—	34.6	$34.6
Foreign currency translation adjustment	—	1.6	1.6	1.6
Net deferral of hedging losses (net of income taxes of $0.2)	—	0.5	0.5	0.5
Minimum pension liability adjustment (net of income taxes of $0.1)	—	(0.3)	(0.3)	(0.3)
Adjustment for adoption of SFAS No. 158 (net of income taxes of $1.1)	—	2.0	2.0
Net transfers to parent	(60.9)	—	(60.9)

				$36.4

Balance at December 31, 2006	$197.6	$(7.6)	$190.0

Net income	36.4	—	36.4	$36.4
Foreign currency translation adjustment	—	5.5	5.5	5.5
Net deferral of hedging gains (net of income taxes of $0.4)	—	(0.9)	(0.9)	(0.9)
Change in pension and other postretirement benefit losses (net of income taxes of $0.4)	—	(1.1)	(1.1)	(1.1)
Net transfers to parent	(15.7)	—	(15.7)

				$39.9

Balance at December 31, 2007	$218.3	$(4.1)	$214.2

The accompanying notes are an integral part of the combined financial statements.

JOHN BEAN TECHNOLOGIES CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

On October 29, 2007, FMC Technologies, Inc. (“FMC Technologies” or “Owner”) announced an intention to separate into two independent publicly-traded companies through the spin-off and distribution of 100% of the FoodTech and Airport Systems businesses. In order to effect the separation, FMC FoodTech Inc., a Delaware corporation wholly-owned by FMC Technologies, changed its name to John Bean Technologies Corporation (“JBT Corporation” or “we”) on April 28, 2008. Prior to the separation, the assets and liabilities of the FoodTech and Airport Systems businesses will be transferred to JBT Corporation. Upon spin-off, the common stock of JBT Corporation will be distributed to the shareholders of FMC Technologies. The transaction is expected to be tax-free to shareholders and will not require their vote.

FMC Technologies has operated the businesses it will transfer to JBT Corporation in the separation as internal units of FMC Technologies through various divisions and subsidiaries. Prior to the separation, FMC Technologies intends to contribute substantially all of its ownership interests in the businesses included in these combined financial statements to JBT Corporation with the remainder to be transferred shortly after the closing. We will enter into a Separation and Distribution Agreement (“Separation Agreement”) and several ancillary agreements with FMC Technologies to effect the separation and provide a framework for our relationship with FMC Technologies after the spin-off. These combined financial statements reflect the combined results of the businesses as if they had been contributed to JBT Corporation for all periods. Subsequent to the separation, all of the businesses included in these combined financial statements will be consolidated subsidiaries or divisions of JBT Corporation.

JBT Corporation designs, manufactures, tests and services technologically sophisticated systems and products for, and provides services to, customers in the food processing and air transportation industries. We have manufacturing operations worldwide and are strategically located to facilitate delivery of our products and services to our customers. We report our results through two business segments—JBT FoodTech and JBT AeroTech.

Basis of presentation—Our combined financial statements have been prepared in United States dollars and in accordance with United States generally accepted accounting principles (“GAAP”) on a carve-out basis from the consolidated financial statements of FMC Technologies using the historical results of operations and bases of the assets and liabilities of the transferred businesses and including allocations from FMC Technologies. Allocated expenses include general and administrative services such as accounting, treasury, tax, legal, human resources, information technology and other corporate and infrastructure services. Many assets, liabilities and expenses could be specifically identified with JBT Corporation businesses or personnel and were directly allocated. To the extent amounts could not be specifically identified and allocated, we primarily used JBT Corporation’s proportion of total FMC Technologies’ revenue as a reasonable allocation method. Allocations have been determined on the basis of assumptions and estimates that management believes to be a reasonable reflection of JBT Corporation’s utilization of those services. These allocations and estimates, however, are not necessarily indicative of the assets, liabilities and expenses that would have resulted if JBT Corporation had operated as a separate entity in the past, or that may result in the future. For information relating to JBT Corporation’s relationship with FMC Technologies and services between JBT Corporation and FMC Technologies following the separation, see Note 10.

The combined financial statements do not reflect the debt or interest expense JBT Corporation might have incurred if it were a stand-alone entity. In addition, the combined financial statements may not be indicative of the our combined financial position, operating results or cash flows in the future or what our financial position, operating results and cash flows would have been had JBT Corporation been a separate, stand-alone entity during the periods presented. The combined financial statements do not reflect any changes that will occur in our funding or operations as a result of separation and JBT Corporation becoming a stand-alone entity.

Use of estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. We base our estimates on historical experience and on other assumptions that we believe to be relevant under the circumstances.

Revenue recognition—Revenue is recognized when all of the following criteria are met:

•	there is evidence of a customer arrangement with a fixed or determinable value,

•	delivery has occurred, and

•	there is reasonable assurance of collectibility.

Certain of our product sales recorded in the JBT AeroTech segment relate to long-term construction contracts and are recognized under the percentage of completion method. Under this method, revenue is recognized as work progresses on each contract. We primarily measure progress toward completion by units of work completed. Any expected losses are charged to earnings, in total, in the period the losses are identified.

Progress billings generally are issued contingent on completion of certain phases of the work as stipulated in the contract. Revenue in excess of progress billings on contracts amounted to $31.0 million and $27.3 million at December 31, 2007 and 2006, respectively. These unbilled receivables are reported in trade receivables on the combined balance sheets. Progress billings and cash collections in excess of revenue recognized on a contract are classified as advance payments and progress billings within current liabilities on the combined balance sheets.

Service revenue is recognized on a straight-line basis over the period of its underlying contract, unless another and more systematic basis is better representative of the pattern in which performance occurs. If current period revenue is dependent on future obligations, such revenue is deferred until performance is complete.

Some of our operating lease revenue is earned from full-service leases for which we are paid annual fixed rates plus, in some cases, payment based on production volumes. Revenue from production volumes is recognized when determinable and collectible.

Each customer arrangement is evaluated to determine the presence of multiple deliverables that represent separate elements of revenue recognition. For multiple-element revenue arrangements, such as the sale of equipment with a service agreement, we generally allocate the contract value to the various elements based on objective evidence of relative fair value for each element and recognize revenue consistent with the nature of each deliverable. Where separate deliverables are contractually contingent on future obligations, revenue is deferred until performance is complete for all contingent elements.

Cash management—The majority of our cash resources are managed under a centralized system wherein receipts are deposited to the corporate accounts of FMC Technologies and disbursements are centrally funded. Accordingly, settlement of certain assets and liabilities arising from common services or activities provided by FMC Technologies and certain related-party transactions are reflected as owner’s net investment contributions or distributions to FMC Technologies.

We hold bank accounts for certain foreign operations that are presented in our cash and cash equivalents line on the balance sheet. Our cash is held by high credit quality financial institutions and all of our cash equivalents are short-term, highly liquid securities, with original maturities of three months or less.

Trade receivables—We provide an allowance for doubtful accounts on trade receivables equal to the estimated uncollectible amounts. This estimate is based on historical collection experience and a specific review of each customer’s trade receivable balance.

Inventories—Inventories are stated at the lower of cost or net realizable value, which includes an estimate for excess and obsolete inventories. Inventory costs include those costs directly attributable to products, including all manufacturing overhead but excluding costs to distribute. Cost is determined on the last-in, first-out (“LIFO”) basis for all domestic inventories, except certain inventories relating to construction-type contracts, which are stated at the actual production cost incurred to date, reduced by the portion of these costs identified with revenue recognized. The first-in, first-out (“FIFO”) method is used to determine the cost for all other inventories.

Impairment of long-lived and intangible assets—Long-lived assets, including property, plant and equipment, identifiable intangible assets being amortized and capitalized software costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If it is determined that an impairment loss has occurred, the loss is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

Property, plant, and equipment—Property, plant, and equipment is recorded at cost. Depreciation for financial reporting purposes is provided principally on the straight-line basis over the estimated useful lives of the assets (land improvements—20 to 35 years, buildings—20 to 50 years; and machinery and equipment—3 to 20 years). Gains and losses are reflected in income upon the sale or retirement of assets. Expenditures that extend the useful lives of property, plant, and equipment are capitalized and depreciated over the estimated new remaining life of the asset.

Capitalized software costs—Other assets include the capitalized cost of internal use software (including Internet web sites). The assets are stated at cost less accumulated amortization and totaled $5.6 million and $6.8 million at December 31, 2007 and 2006, respectively. These software costs include significant purchases of software and internal and external costs incurred during the application development stage of software projects. These costs are amortized on a straight-line basis over the estimated useful lives of the assets. For internal use software, the useful lives range from three to ten years. For Internet web site costs, the estimated useful lives do not exceed three years.

Goodwill and other intangible assets—Goodwill is not subject to amortization but is tested for impairment on an annual basis (or more frequently if impairment indicators arise) under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” We have established October 31 as the date of our annual test for impairment of goodwill. Impairment losses are calculated at the reporting unit level, and represent the excess of the carrying value of reporting unit goodwill over its implied fair value. The implied fair value of goodwill is determined by a two-step process. The first compares the fair value of the reporting unit (measured as the present value of expected future cash flows) to its carrying amount. If the fair value of the reporting unit is less than its carrying amount, a second step is performed. In this step, the fair value of the reporting unit is allocated to its assets and liabilities to determine the implied fair value of goodwill, which is used to measure the impairment loss. We have not recognized any impairment for the years ended December 31, 2007, 2006 or 2005 as the fair values of our reporting units with goodwill balances exceed our carrying amounts.

Our acquired intangible assets are being amortized on a straight-line basis over their estimated useful lives, which generally range from 7 to 40 years. None of our acquired intangible assets have indefinite lives.

Debt—FMC Technologies’ debt has not been allocated to the JBT Corporation combined financial statements. See Note 10 for a further description of the financing arrangements relating to the separation.

Income taxes—The provision for income taxes has been computed as if JBT Corporation were a stand-alone entity and filed separate tax returns. The provision was impacted by FMC Technologies’ tax structure and strategies, which were designed to optimize an overall tax position and not that of JBT as part of its multiple businesses. Current income taxes are provided on income reported for financial statement purposes, adjusted for transactions that do not enter into the computation of income taxes payable in the same year. Deferred tax assets and liabilities are measured using enacted tax rates for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is established whenever management believes that it is more likely than not that deferred tax assets may not be realizable.

Income taxes are not provided on our equity in undistributed earnings of foreign subsidiaries or affiliates when it is management’s intention that such earnings will remain invested in those companies. Taxes are provided on such earnings in the year in which the decision is made to repatriate the earnings.

Pension and postretirement benefits—JBT Corporation employees are eligible to participate in pension and postretirement benefit plans sponsored by FMC Technologies. As JBT Corporation participated in FMC Technologies’ plans, we accounted for our pension and postretirement benefit costs under the multiemployer plan approach and have recognized the pension and postretirement benefit costs allocated to us by FMC Technologies as expense, with a corresponding contribution in owner’s net investment. The expense has been allocated to us based on the service cost from JBT Corporation employees and other FMC Technologies employees who provided support services to JBT Corporation. Certain of JBT Corporation’s foreign subsidiaries provide company or government sponsored benefit plans to which we contribute. We have presented the obligations and costs for foreign benefit plans that are exclusive to JBT Corporation employees in our combined financial statements.

Stock-based employee compensation—Stock-based compensation represents the costs related to FMC Technologies’ share-based awards granted to employees of JBT Corporation. Prior to October 1, 2005, we applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” Under the fair value recognition provisions of SFAS No. 123, stock-based compensation cost is measured based on the market price at the grant date and the number of shares awarded. The compensation cost for each award is recognized ratably over the requisite service period. On October 1, 2005, we adopted the provisions of SFAS No. 123R, “Share-Based Payment,” which modified our recognition of share-based compensation by (i) incorporating an estimate of forfeitures in the calculation of current expense to record and (ii) adjusting the requisite service period for new awards to reflect the lesser of the stated vesting period or the period until the employee becomes retirement eligible.

Owner’s net investment—Owner’s net investment on the combined balance sheets represents FMC Technologies’ historical investment of capital into JBT Corporation, JBT Corporation’s accumulated net earnings after taxes, and the net effect of transactions with and allocations from FMC Technologies.

Accumulated other comprehensive income (loss)—Accumulated other comprehensive income (loss) consisted of the following:

	December 31,
	2007	2006
(In millions)
Cumulative foreign currency translation adjustments	$(2.1)	$(7.6)
Cumulative deferral of hedging gains (losses), net of tax of $0.1 and ($0.4), respectively	(0.2)	0.7
Cumulative deferral of pension losses, net of tax of $0.7 and $0.3, respectively	(1.8)	(0.7)

Accumulated other comprehensive loss	$(4.1)	$(7.6)

Foreign currency—Financial statements of operations for which the U.S. dollar is not the functional currency are translated to the U.S. dollar prior to consolidation. Assets and liabilities are translated at the exchange rate in effect at the balance sheet date, while income statement accounts are translated at the average exchange rate for each period. For these operations, translation gains and losses are recorded as a component of accumulated other comprehensive income (loss) in owner’s equity until the foreign entity is sold or liquidated.

Derivative financial instruments—Derivatives are recognized in the combined balance sheets at fair value, with classification as current or non-current based upon the maturity of the derivative instrument. Changes in the fair value of derivative instruments are recorded in current earnings or deferred in accumulated other comprehensive income (loss), depending on the type of hedging transaction and whether a derivative is designated as, and is effective as, a hedge.

Hedge accounting is only applied when the derivative is deemed to be highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other comprehensive income (loss) until the underlying transactions are recognized in earnings. At such time related deferred hedging gains or losses are also recorded in operating earnings on the same line as the hedged item. Effectiveness is assessed at the inception of the hedge and on a quarterly basis. Effectiveness of forward contract cash flow hedges are assessed based solely on changes in fair value attributable to the change in the spot rate. The change in the fair value of the contract related to the change in forward rates is excluded from the assessment of hedge effectiveness. Changes in this excluded component of the derivative instrument, along with any ineffectiveness identified, are recorded in operating earnings as incurred. We document our risk management strategy and hedge effectiveness at the inception of and during the term of each hedge. We also use forward contracts to hedge foreign currency assets and liabilities. These contracts are not designated as hedges; therefore, the changes in fair value of these contracts are recognized in other income (expense), net as they occur and offset gains or losses on the remeasurement of the related asset or liability.

Cash flows from derivative contracts are reported in the combined statements of cash flows in the same categories as the cash flows from the underlying transactions.

Certain of JBT Corporation’s exposures to foreign currency exchange rate fluctuations have been netted with those of other FMC Technologies business and hedged as described above on a combined basis. A portion of the gains and losses related to these non-hedge derivatives has been allocated to JBT Corporation based on the proportion of its foreign currency exposures to FMC Technologies consolidated exposures.

Recently issued accounting pronouncements—In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective in fiscal years beginning after November 15, 2007. Delayed application is permitted for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008. We adopted SFAS No. 157 on January 1, 2008 for financial assets and financial liabilities and have chosen to delay the adoption for nonfinancial assets and nonfinancial liabilities until January 1, 2009. We do not believe that the final adoption of this pronouncement will have a material effect on our results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits entities to choose to measure certain financial instruments and other items at fair value. Under SFAS No. 159, the decision to measure items at fair value is made at specified election dates on an irrevocable instrument-by-instrument basis. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. We did not elect this option of measurement on any of our financial instruments, and therefore, the adoption of SFAS No. 159 on January 1, 2008 did not have a significant impact on our financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141R (revised 2007), “Business Combinations,” replacing SFAS No. 141. SFAS No. 141R changes or clarifies the acquisition method of accounting for acquired contingencies, transaction costs, step acquisitions, restructuring costs and other major areas affecting how the acquirer recognizes and measures the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. In addition, this pronouncement amends previous interpretations of intangible asset accounting by requiring the capitalization of in-process research and development and proscribing impacts to current income tax expense (rather than a reduction to goodwill) for changes in deferred tax benefits related to a business combination. SFAS No. 141R will be applied prospectively for business combinations occurring after December 31, 2008.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.” SFAS No. 160 will standardize the accounting for and reporting of minority interests in the financial statements, which will be presented as noncontrolling interests and classified as a component of equity. In addition, statements of operations will report consolidated net income before an allocation to both the parent and the noncontrolling interest. This new presentation will have an impact on the basic financial statements as well as the disclosures to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling interests. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. We have not yet determined the impact, if any, that the adoption of SFAS No. 160 will have on our results of operations or financial position.

NOTE 2. DISCONTINUED OPERATIONS

We report discontinued operations in accordance with the guidance of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Accordingly, we report businesses or asset groups as discontinued operations when we commit to a plan to divest the business or asset group and the sale of the business or asset group is deemed probable within the next 12 months. During the fourth quarter of 2006, our Harvester Systems (“Harvester”) business from the JBT FoodTech segment met these requirements. The final sale was completed during the first quarter of 2008. Additionally, our Food Handling Equipment business (“FHE”) from the JBT FoodTech segment qualified as a discontinued operation upon its sale in the third quarter of 2007. We recorded a gain of $3.1 million, net of tax of $1.1 million, on the sale of FHE. Proceeds from the sale of FHE totaled $8.0 million. Both Harvester and FHE results have been reported as discontinued operations for all periods presented.

The combined statements of income included the following in discontinued operations:

	Year Ended December 31,
	2007	2006	2005
(In millions)
Revenue	$23.2	$37.2	$40.0
Loss before income taxes	$(7.3)	$(0.3)	$(2.1)
Income tax provision (benefit)	(0.5)	(0.1)	(0.2)
Gain on disposition of discontinued operations, net of income taxes	3.1	—	—

Loss from discontinued operations	$(3.7)	$(0.2)	$(1.9)

During 2007, we recorded restructuring expense and provisions for doubtful accounts and inventory obsolescence totaling $4.5 million related to Harvester.

The major classes of assets and liabilities of businesses reported as discontinued operations included in the accompanying combined balance sheets are shown below:

	Year Ended December 31,
	2007	2006
(In millions)
Assets:
Trade receivables, net	$1.5	$7.9
Inventories	0.9	7.6
Property, plant and equipment, net	—	1.3
Other assets	—	1.2

Assets of discontinued operations	$2.4	$18.0

Liabilities:
Accounts payable, trade and other	$0.2	$2.6
Advance payments and progress billings	0.1	3.4
Other liabilities	1.7	5.4

Liabilities of discontinued operations	$2.0	$11.4

NOTE 3. INVENTORIES

Inventories consisted of the following:

	December 31,
	2007	2006
(In millions)
Raw materials	$63.9	$53.1
Work in process	59.1	46.5
Finished goods	76.5	57.2

Gross inventories before LIFO reserves and valuation adjustments	199.5	156.8
LIFO reserves and valuation adjustments	(52.3)	(46.6)

Net inventories	$147.2	$110.2

Inventories accounted for under the LIFO method totaled $105.6 million and $91.1 million at December 31, 2007 and 2006, respectively. The current replacement costs of LIFO inventories exceeded their recorded values by $40.4 million and $37.9 million at December 31, 2007 and 2006, respectively. During 2006, we reduced certain LIFO inventories which were carried at costs lower than the current replacement costs. The result was a decrease in cost of sales of approximately $0.1 million. There were no reductions of LIFO inventory in 2007 or 2005.

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	December 31,
	2007	2006
(In millions)
Land and land improvements	$6.1	$5.7
Buildings	55.5	53.1
Machinery and equipment	264.4	238.2
Construction in process	8.8	6.8

	334.8	303.8
Accumulated depreciation	(208.0)	(184.0)

Property, plant and equipment, net	$126.8	$119.8

Depreciation expense was $19.8 million, $18.8 million, and $17.5 million in 2007, 2006, and 2005, respectively.

NOTE 5. GOODWILL AND INTANGIBLE ASSETS

Goodwill—The carrying amount of goodwill by business segment was as follows:

	December 31,
	2007	2006
(In millions)
JBT FoodTech	$15.7	$15.4
JBT AeroTech	8.1	8.0

Total goodwill	$23.8	$23.4

Certain of our goodwill balances are subject to foreign currency translation adjustments. Fluctuations in exchange rates accounted for the entire increase in the total goodwill balance for 2007 and 2006.

Intangible assets—The components of intangible assets were as follows:

	December 31,
	2007		2006
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
(In millions)
Customer lists	$15.2	$6.6	$15.0	$6.4
Patents and acquired technology	24.3	21.8	23.4	19.5
Trademarks	16.3	6.2	15.8	5.0

Total intangible assets	$55.8	$34.6	$54.2	$30.9

All of our acquired identifiable intangible assets are subject to amortization and, where applicable, foreign currency translation adjustments. We recorded $2.6 million in amortization expense related to acquired intangible assets during each of the years in the three year period ended December 31, 2007. Annual amortization expense is expected to be $2.5 million in 2008 and $2.0 million during the years 2009 through 2012.

NOTE 6. INCOME TAXES

The operating results of JBT Corporation have been included in FMC Technologies’ U.S. consolidated income tax returns and in certain state and foreign tax returns of FMC Technologies and its domestic affiliates. In certain instances, income of JBT Corporation or its domestic subsidiaries is reported on separate state income tax returns of the domestic subsidiaries. In addition, foreign operating results of JBT Corporation have been included in the tax returns of foreign affiliates of FMC Technologies. As long as FMC Technologies continues to own at least 80% of the voting power and value of JBT Corporation’s outstanding capital stock, JBT Corporation will continue to be included in the U.S. consolidated income tax returns of FMC Technologies and certain state and foreign income tax returns of FMC Technologies and its affiliates.

The provision for income taxes in JBT Corporation’s combined financial statements has been prepared as if JBT Corporation was a stand-alone entity and filed separate tax returns.

Domestic and foreign components of income before income taxes are shown below:

	Year Ended December 31,
	2007	2006	2005
(In millions)
Domestic	$16.0	$11.4	$9.6
Foreign	45.6	39.4	32.8

Income before income taxes	$61.6	$50.8	$42.4

The provision for income taxes consisted of:

	Year Ended December 31,
	2007	2006	2005
(In millions)
Current:
Federal	$—	$—	$—
State	0.5	0.8	0.5
Foreign	15.7	9.5	10.4

Total current	16.2	10.3	10.9

Deferred:
(Decrease) increase in the valuation allowance for deferred tax assets	(0.2)	(0.5)	1.7
Other deferred tax expense	5.5	6.2	3.4

Total deferred	5.3	5.7	5.1

Provision for income taxes	$21.5	$16.0	$16.0

Significant components of our deferred tax assets and liabilities were as follows:

	December 31,
(In millions)	2007	2006
Deferred tax assets attributable to:
Accrued expenses	$15.0	$15.9
Foreign tax credit carryforwards	10.5	12.0
Accrued pension and other postretirement benefits	2.6	2.4
Stock-based compensation	3.3	3.5
Net operating loss carryforwards	2.1	3.0
Inventories	2.8	2.7
Foreign exchange	4.1	2.8

Deferred tax assets	40.4	42.3
Valuation allowance	(2.1)	(2.3)

Deferred tax assets, net of valuation allowance	38.3	40.0

Deferred tax liabilities attributable to:
Liquidation of subsidiary for income tax purposes	12.7	13.3
Property, plant and equipment, goodwill and other assets	11.7	7.7

Deferred tax liabilities	24.4	21.0

Net deferred tax assets	$13.9	$19.0

Deferred tax liabilities of $1.2 million and $1.0 million as of December 31, 2007 and 2006, respectively, are included in other current liabilities in the combined balance sheets. Additionally, other liabilities include $6.9 million and $8.0 million of non-current deferred tax liabilities as of December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006 the carrying amount of net deferred tax assets and the related valuation allowance included the impact of foreign currency translation adjustments.

The deferred tax assets and liabilities presented have been determined as if JBT Corporation was a stand-alone entity and filed separate tax returns. However, certain deferred tax assets and liabilities, such as foreign tax credit carryforwards, have actually been utilized in consolidated or combined filings made with FMC Technologies. Therefore, pursuant to applicable tax law, deferred income tax assets and liabilities actually distributed upon spin-off may vary from the amounts presented herein.

The effective income tax rate was different from the statutory U.S. federal income tax rate due to the following:

	Year Ended December 31,
	2007	2006	2005
Statutory U.S. federal income tax rate	35%	35%	35%
Net difference resulting from:
Foreign earnings subject to different tax rates	(1)	(2)	(2)
Tax on foreign intercompany dividends and deemed dividends for tax purposes	1	—	1
Export tax benefits	—	(1)	(1)
Nondeductible expenses	1	1	1
Change in valuation allowance	—	(1)	4
Other	(1)	(1)	—

Total difference	(0)	(4)	3

Effective income tax rate	35%	31%	38%

U.S. income taxes have not been provided on undistributed earnings of foreign subsidiaries. The cumulative balance of these undistributed earnings was $75.4 million at December 31, 2007. It is not practicable to determine the amount of applicable taxes that would be incurred if any of these earnings were repatriated. However, we expect that earnings of foreign subsidiaries generated after the spin-off will not remain indefinitely invested in foreign operations. Consequently, we expect that the provision for income taxes for periods after the spin-off will reflect U.S. income taxes on such earnings, regardless of whether they are actually distributed.

In June 2006, the FASB issued Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes,” which changes the threshold for recognizing the benefit of an uncertain tax position, prescribes a method for measuring the tax benefit to be recorded and requires incremental quantitative and qualitative disclosures about uncertain tax positions. Under FIN No. 48, a tax position that meets a more likely than not recognition threshold, based solely on the technical merits of the position, will be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement. The guidance was effective for the first fiscal year beginning after December 15, 2006, and the impact of adoption did not have a material effect on our results of operations or financial position. It is our policy to classify interest expense and penalties recognized on underpayments of income taxes as income tax expense.

The following tax years remain subject to examination in the following jurisdictions:

United States	2002 – 2007
Brazil	2001 – 2007
Sweden	2004 – 2007
Belgium	2005 – 2007
Spain	2002 – 2007

NOTE 7. PENSIONS AND POSTRETIREMENT AND OTHER BENEFIT PLANS

Shared Plans—

JBT Corporation employees are eligible to participate in pension and other postretirement benefit plans sponsored by FMC Technologies. For countries with shared plans such as the U.S. and the United Kingdom, where our employees participated in the FMC Technologies’ plans, we have accounted for our pension and other postretirement benefit costs under the multiemployer approach. Accordingly, we have recognized the pension and other postretirement benefit costs allocated to us by FMC Technologies as an expense, with a corresponding contribution in owner’s net investment. Upon completion of the spin-off, JBT Corporation and FMC Technologies will split the obligations and assets of the shared plans in the U.S. under the terms of the Separation Agreement. After the spin-off and establishment of a separate JBT Corporation pension and other retirement benefit plans in the U.S., we may be required or elect to contribute to those plans.

The funded status and unrecognized actuarial gains and losses for the FMC Technologies’ U.S. and U.K. shared plans as of December 31, 2007 were as follows:

	Funded (Unfunded) Status	Unrecognized Actuarial (Gains) & Losses
(In millions)
U.S. qualified pension plan	$11.9	$36.7

U.S. non-qualified pension plan	$(38.9)	$8.8

U.S. other postretirement benefit plans	$(19.7)	$(12.0)

U.K. qualified pension plan	$4.9	$38.3

The funded status and actuarial gains and losses will be adjusted at the spin-off date based on the results of actuarial valuations.

Pension and other postretirement benefit costs associated with JBT Corporation employees in the shared plans were as follows for each of the three years ended December 31, 2007:

	December 31,
(In millions)	2007	2006	2005
Net annual benefit cost (income):
Pensions	$6.5	$6.6	$5.8

Other postretirement benefits	$(0.4)	$(0.4)	$—

JBT Corporation Plans—

We also have pension plans in locations populated solely by JBT Corporation employees, including our plans in Sweden and Belgium. We have adopted the provisions of SFAS No. 87, “Employers’ Accounting for Pensions,” as amended by SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” for these plans. The funded status of these foreign pension plans, together with the associated balances recognized in our combined financial statements as of December 31, 2007 and 2006, were as follows:

(In millions)	2007	2006
Accumulated benefit obligation	$24.1	$20.1

Projected benefit obligation at January 1	$24.3	$21.1
Service cost	0.8	0.8
Interest cost	1.2	1.0
Actuarial (gain) loss	1.4	(0.1)
Foreign currency exchange rate changes	1.8	2.9
Plan participants’ contributions	0.1	0.1
Benefits paid	(1.1)	(1.5)

Projected benefit obligation at December 31	28.5	24.3

Fair value of plan assets at January 1	7.0	5.9
Actual return on plan assets	0.2	0.3
Company contributions	1.7	1.4
Foreign currency exchange rate changes	0.9	0.8
Plan participants’ contributions	0.1	0.1
Benefits paid	(1.1)	(1.5)

Fair value of plan assets at December 31	8.8	7.0

Funded status of the plans (liability) at December 31	$(19.7)	$(17.3)

Current portion of accrued pension benefits*	$(0.5)	$(0.4)
Accrued pension benefits, net of current portion	(19.2)	(16.9)

Funded status recognized in the combined balance sheets at December 31, 2007 and 2006	$(19.7)	$(17.3)

* Included in other current liabilities in the combined balance sheets

Amounts recognized in accumulated other comprehensive loss at December 31:

Unrecognized actuarial loss	$2.5	$1.0

The following table summarizes the components of net periodic benefit cost:

(In millions)	2007	2006	2005
Components of net annual benefit cost:
Service cost	$0.8	$0.8	$0.7
Interest cost	1.2	1.0	1.0
Expected return on plan assets	(0.4)	(0.3)	(0.3)
Amortization of net actuarial loss	—	—	0.1

Net annual benefit cost	$1.6	$1.5	$1.5

Other changes in plan assets and benefit obligations recognized in other comprehensive income:
Net actuarial loss	$1.5

Total recognized in net periodic benefit cost and other comprehensive income	$3.1

The estimated net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year is $0.1 million. Unrecognized actuarial losses are amortized on a straight-line basis over the average remaining service period of employees eligible to receive benefits under the plan.

Key assumptions—The following weighted-average assumptions were used to determine the benefit obligations:

	Pensions
	2007	2006
Discount rate	4.86%	4.63%
Rate of compensation increase	3.46%	3.36%

The following weighted-average assumptions were used to determine net periodic benefit cost:

	Pensions
	2007	2006	2005
Discount rate	4.63%	4.35%	4.94%
Rate of compensation increase	3.36%	3.42%	3.56%
Expected rate of return on plan assets	4.50%	4.00%	4.50%

Plan assets—For plans that are funded, our pension plan assets are invested entirely in insurance contracts. This strategy is conservative, emphasizing the preservation of capital to fund future payments. With a low asset base relative to the obligation and a conservative investment strategy, we may be required to make cash contributions to the plans to fund benefit payouts. Our estimate of expected rate of return on plan assets is based primarily on the historical experience of investment returns allocated by the insurance company.

Contributions—We expect to contribute approximately $1.5 million to our JBT Corporation pension plans in 2008.

Estimated future benefit payments—The following table summarizes expected benefit payments from our JBT Corporation pension plans through 2017. Actual benefit payments may differ from expected benefit payments.

(In millions)	Pensions
2008	$1.2
2009	1.8
2010	1.4
2011	2.1
2012	2.6
2013-2017	9.7

Savings Plans—

U.S. employees and some international employees of JBT Corporation participate in defined contribution savings plans sponsored by FMC Technologies. These plans generally provide either a specified percent of pay or a matching contribution on participating employees’ voluntary contributions. Additionally, certain highly compensated employees participate in a non-qualified deferred compensation plan, which also allows for company matching contributions up to predetermined limits. Expenses from the defined contribution savings plans were allocated to us by FMC Technologies. Our portion of the expense for matching contributions was $4.4 million, $4.1 million and $4.1 million in 2007, 2006 and 2005, respectively. As of December 31, 2007 and 2006, we had investments for the non-qualified deferred compensation plan totaling $7.0 million and $5.9 million, respectively, recorded at their fair market value.

NOTE 8. STOCK-BASED COMPENSATION

JBT Corporation’s stock-based compensation reflected awards for FMC Technologies stock options and nonvested stock (also known as restricted stock) granted to JBT Corporation employees, as well as an allocation of the expense from awards granted to FMC Technologies’ corporate staff and directors. The stock-based compensation expense and the corresponding income tax benefits allocated for each of the years in the three year period ended December 31, 2007 were as follows:

(In millions)	2007	2006	2005
Stock-based compensation expense
Restricted stock	$8.6	$7.2	$5.1
Stock options	—	0.6	1.5

Total stock-based compensation expense	$8.6	$7.8	$6.6
Allocated income tax benefits related to stock-based compensation expense	$3.2	$3.0	$2.6

Incentive Compensation and Stock Plan—Stock-based awards have been granted under the provisions of the FMC Technologies, Inc. Incentive Compensation and Stock Plan (the “FMC Technologies Plan”) which provides certain incentives and awards to officers, employees, directors and consultants of FMC Technologies or its affiliates. The FMC Technologies Plan allows the Board of Directors of FMC Technologies (the “Board”) to make various types of awards to non-employee directors and the Compensation Committee (the “Committee”) of the Board to make various types of awards to other eligible individuals. Awards include management incentive awards, common stock, stock options, stock appreciation rights, restricted stock and stock units.

Management incentive awards may be awards of cash, common stock options, restricted stock or a combination thereof. Grants of common stock options may be incentive and/or nonqualified stock options. Under the FMC Technologies Plan, the exercise price for options cannot be less than the market value of FMC Technologies common stock at the date of grant. Options vest in accordance with the terms of the award as determined by the Committee, which is generally after three years of service, and expire not later than 10 years after the grant date. Restricted stock grants specify any applicable performance goals, the time and rate of vesting and such other provisions as determined by the Committee. Restricted stock grants generally vest after three to four years of service. Additionally, most awards vest immediately upon a change of control as defined in the FMC Technologies Plan agreement. A change of control is deemed to have occurred if (i) an individual or group acquires 20% or more of FMC Technologies’ then outstanding stock, (ii) a sale or other disposition of all or substantially all of FMC Technologies’ assets is consummated, (iii) a reorganization or merger is completed resulting in the shareholders of FMC Technologies immediately prior to the transaction holding 60% or less of the shares of the newly created corporation or (iv) a majority of the Board is replaced by means of an election contest or solicitation of proxies.

Restricted Stock—A summary of the restricted stock awards of FMC Technologies held by JBT Corporation employees as of December 31, 2007 and changes during the year are presented below:

(Number of restricted shares of FMC Technologies, Inc. in thousands)	Shares	Weighted-average grant date fair value
Nonvested at December 31, 2006	690	$17.62
Granted	153	$32.46
Vested / Settled	(213)	$12.85
Forfeited	(23)	$19.40

Nonvested at December 31, 2007	607	$22.96

In 2007, FMC Technologies granted time-based restricted stock awards, as well as awards with performance and market conditions to JBT Corporation employees. The vesting period for these awards is three years from the grant date.

For current year performance and market-based awards, the payout was dependent upon FMC Technologies’ EBITDA, return on investment and total shareholder value performance relative to a peer group of companies from the energy sector for the year ending December 31, 2007. Based on results for the performance period, the payout to JBT Corporation employees will be 26,000 shares at the vesting date in January 2010. Compensation cost for these awards has been calculated using the fair market value on the grant date for performance-based awards, as estimated using a Monte Carlo simulation for market-based awards.

The following summarizes values for restricted stock activity in each of the years in the three year period ended December 31, 2007:

	2007	2006	2005
Weighted average grant date fair value of restricted stock awards granted	$32.46	$24.36	$16.84
Fair value of restricted stock vested (in millions)	$6.8	$3.7	$1.5

On January 2, 2008, restricted stock awards vested and approximately 230 thousand were issued to JBT Corporation employees.

Stock Options—FMC Technologies has not granted options in 2007, 2006 or 2005. Options issued prior to these years are still outstanding. There were no forfeitures or expirations for JBT Corporation employees during the year ended December 31, 2007.

The following shows stock option activity of JBT Corporation employees for the year ended December 31, 2007:

(Number of stock options of FMC Technologies, Inc. in thousands, intrinsic value in millions)	Shares under option	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate Intrinsic Value
Outstanding at December 31, 2006	672
Exercised	(355)

Outstanding and exercisable at December 31, 2007	317	$10.29	4.8 years	$14.7

The aggregate intrinsic value reflects the value to the option holders, or the difference between the market price as of December 31, 2007 and the exercise price of the option, which would have been received by the option holders had all options been exercised as of that date. While the intrinsic value is representative of the value to be gained by the option holders, this value is not indicative of compensation expense allocated to us. Compensation expense on stock options was calculated on the date of grant using the fair value of the options, as determined by a Black-Scholes option pricing model and the number of options granted, reduced by estimated forfeitures.

The intrinsic value of options exercised for each of the years in the three year period ended December 31, 2007 was $11.3 million, $7.0 million and $4.4 million, respectively.

Impact of Separation—The JBT Corporation Board of Directors is expected to adopt an incentive compensation and stock plan providing future awards to JBT Corporation employees.

We expect to treat outstanding FMC Technologies options and restricted stock as follows:

•

all stock option awards and restricted stock awards held by FMC Technologies employees and directors will, at the spin-off, be substituted with new FMC Technologies awards with the number of shares and, in the case of options, the exercise price adjusted to preserve the intrinsic value of the award as immediately prior to spin-off;

•

all stock option awards held by JBT Corporation employees will, at the spin-off, be substituted with JBT Corporation stock options with the number of shares and the exercise price adjusted to preserve the intrinsic value of the award as immediately prior to spin-off;

•

certain restricted stock awards held by JBT Corporation employees will, at the spin-off, be substituted with JBT Corporation restricted stock awards with the number of shares adjusted to preserve the intrinsic value of the award as immediately prior to spin-off;

•

certain restricted stock awards held by JBT Corporation employees will, at the spin-off, be substituted with new FMC Technologies restricted stock awards with the number of shares adjusted to preserve the intrinsic value of the award as immediately prior to spin-off.

As of December 31, 2007, there was $9.3 million in unrecognized stock-based compensation expense for outstanding awards expected to be recognized over a weighted-average period of 1.5 years.

NOTE 9. DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivative financial instruments—We hold derivative financial instruments for the purpose of hedging the risks of certain identifiable and anticipated transactions. In general, the types of risks hedged are those relating to the variability of future earnings and cash flows caused by movements in foreign currency exchange rates and interest rates. We hold the following types of derivative instruments:

Foreign exchange rate forward contracts—The purpose of this instrument is to hedge the risk of changes in future cash flows of anticipated purchase or sale commitments denominated in foreign currencies.

Foreign exchange rate instruments embedded in purchase and sale contracts—The purpose of this instrument is to match offsetting currency payments for particular projects, or comply with government restrictions on the currency used to purchase goods in certain countries.

We manufacture and sell our products in a number of countries throughout the world and, as a result, are exposed to movements in foreign currency exchange rates. Our major foreign currency exposures involve the markets in Western and Eastern Europe, South America, and Asia. The purpose of our foreign currency hedging activities is to manage the volatility associated with anticipated foreign currency purchases and sales created in the normal course of business. We primarily utilize forward exchange contracts with maturities of less than 3 years.

Our policy is to hold derivatives only for the purpose of hedging risks and not for trading purposes where the objective is solely to generate profit. Generally, we enter into hedging relationships such that changes in the fair values or cash flows of items and transactions being hedged are expected to be offset by corresponding changes in the fair value of the derivatives.

The following table of all outstanding derivative instruments is based on estimated fair value amounts that have been determined using available market information and commonly accepted valuation methodologies. Accordingly, the estimates presented may not be indicative of potential gains or losses on these agreements.

	December 31, 2007		December 31, 2006
(In millions)	Short Term	Long Term	Short Term	Long Term
Assets	$5.4	$1.4	$1.5	$0.6

Liabilities	$3.9	$3.7	$1.6	$0.6

Hedge ineffectiveness and the portion of cash flow hedges excluded from the assessment of hedge effectiveness were not material for the years ended December 31, 2007, 2006, 2005, respectively. These gains and losses are recorded in cost of sales on the combined statements of income and in other expense, net in the reconciliation of segment operating profit to income before income taxes.

Losses related to discontinued hedging relationships were $0.3 million, $0.1 million, and nil for the years ending December 31, 2007, 2006, and 2005, respectively. These losses are recorded in cost of sales on the combined statements of income and in segment operating profit in the reconciliation of segment operating profit to income before income taxes.

Cash flow hedges of forecasted transactions, net of tax, resulted in accumulated other comprehensive loss of $0.2 million at December 31, 2007. All forecasted transactions currently being hedged are expected to occur by 2012.

We enter into derivative contracts to create a hedge against exchange rate exposure for assets and liabilities included on our balance sheet denominated in a currency other than the local functional currency. These derivatives are not designated as hedges and therefore gains or losses for the period are recognized in earnings immediately. The gains and losses, net of remeasurement of assets and liabilities, recorded in earnings for instruments not designated as hedging instruments were a loss of $3.5 million, $1.0 million, and $2.4 million for the years ending December 31, 2007, 2006, and 2005, respectively. These gains and losses are recorded in other income (expense), net on the combined statements of income and in other expense, net in the reconciliation of segment operating profit to income before income taxes.

Fair value disclosures—The carrying amounts of cash and cash equivalents, trade receivables, and accounts payable, as well as amounts included in other current assets and other current liabilities that meet the definition of financial instruments, approximate fair value because of their short - term maturities. Investments and derivative financial instruments are carried at fair value, determined using available market information.

Credit risk—By their nature financial instruments involve risk including credit risk for non—performance by counterparties. Financial instruments that potentially subject us to credit risk primarily consist of trade receivables and derivative contracts. We manage the credit risk on financial instruments by transacting only with financially secure counterparties, requiring credit approvals and credit limits, and monitoring counterparties’ financial condition. Our maximum exposure to credit loss in the event of non—performance by the counterparty is limited to the amount drawn and outstanding on the financial instrument. Allowances for losses are established based on collectibility assessments.

NOTE 10. RELATED PARTY TRANSACTIONS

FMC Technologies—In connection with the spin - off, JBT Corporation and FMC Technologies will enter into a Separation Agreement and several ancillary agreements to complete the separation of our businesses from FMC Technologies. These agreements will govern the relationship between us and FMC Technologies after the distribution and will also provide for the allocation of employee benefits, taxes and other liabilities and obligations attributable to periods prior to the distribution.

Prior to the spin - off, FMC Technologies has allocated to us, among other things, $11.1 million in 2005, $12.0 million in 2006 and $11.3 million in 2007 of expenses incurred by FMC Technologies for providing us with the following services: legal, tax, general accounting, communications, corporate development, benefits and human resources, information systems, payroll services, web hosting services and other public company costs.

Upon the separation, we will pay FMC Technologies a $200 million dividend, as adjusted based on the provisions of the Separation Agreement. To fund the dividend, we intend to negotiate and sign new bank credit facilities with available borrowing capacity of approximately $300 million prior to the separation.

NOTE 11. WARRANTY OBLIGATIONS

We provide warranties of various lengths and terms to certain of our customers based on standard terms and conditions and negotiated agreements. We provide for the estimated cost of warranties at the time revenue is recognized for products where reliable, historical experience of warranty claims and costs exists. We also provide warranty liability when additional specific obligations are identified. The obligation reflected in other current liabilities in the combined balance sheets is based on historical experience by product and considers failure rates and the related costs in correcting a product failure. Warranty cost and accrual information is as follows:

(In millions)	2007	2006
Balance at beginning of year	$8.7	$6.7
Expenses for new warranties	14.4	13.2
Adjustments to existing accruals	0.8	(0.1)
Claims paid	(11.6)	(11.1)

Balance at end of year	$12.3	$8.7

NOTE 12. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments—We lease office space, manufacturing facilities and various types of manufacturing and data processing equipment. Leases of real estate generally provide for payment of property taxes, insurance and repairs by us. Substantially all leases are classified as operating leases for accounting purposes. Rent expense under operating leases amounted to $7.5 million, $6.0 million and $5.6 million in 2007, 2006 and 2005, respectively.

Minimum future rental payments under noncancelable operating leases amounted to approximately $16.6 million as of December 31, 2007, and are payable as follows: $3.7 million in 2008, $2.9 million in 2009, $2.3 million in 2010, $1.9 million in 2011, $2.1 million in 2012 and $3.7 million thereafter. There were no minimum future rental payments to be received under noncancelable subleases at December 31, 2007.

Contingent liabilities associated with guarantees—On our behalf, FMC Technologies, in the ordinary course of business with customers, vendors and others, issues standby letters of credit, performance bonds, surety bonds and other guarantees. These financial instruments, which totaled approximately $182.3 million at December 31, 2007, represented guarantees of our future performance. FMC Technologies also has provided on our behalf approximately $12.8 million of bank guarantees and letters of credit to secure a portion of our existing financial obligations. The majority of these financial instruments expire within two years; we expect to replace them through the issuance of new or the extension of existing letters of credit and surety bonds.

We were primarily liable for an Industrial Development Revenue Bond payable to Franklin County, Ohio, until the obligations under the bond were assigned to a third party when we sold the property securing the bond. At December 31, 2007, the maximum potential amount of undiscounted future payments that we could be required to make under this bond is $1.8 million through final maturity in October 2009. Should we be required to make any payments under the bond, we may recover the property from the current owner, sell the property and use the proceeds to satisfy our payments under the bond. Management believes that proceeds from the sale of the property would cover a substantial portion of any potential future payments required.

Management believes that the ultimate resolution of our known contingencies will not materially affect our combined financial position or results of operations.

Contingent liabilities associated with legal matters—Under the Separation Agreement with FMC Technologies, which contains key provisions related to our spin-off from FMC Technologies, we will assume liabilities related to specified legal proceedings arising from our business prior to separation. As a result, although FMC Technologies will remain the named defendant, we will manage the litigation and indemnify FMC Technologies for costs, expenses and judgments arising from this existing litigation. We do not believe that any existing litigation we will assume will have a material effect on our results of operations, financial condition or liquidity.

We are involved in legal proceedings arising in the ordinary course of business. Although the results of litigation cannot be predicted with certainty, we do not believe that the resolution of the proceedings that we are involved in, either individually or taken as a whole will have a material adverse effect on our business, results of operations or financial condition.

NOTE 13. BUSINESS SEGMENTS

Our determination of our two reportable segments was made on the basis of our strategic business units and the commonalities among the products and services within each segment, and corresponds to the manner in which our management reviews and evaluates operating performance. We have combined certain similar operating segments that meet applicable criteria established under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”

Our reportable segments are:

•

JBT FoodTech—designs, manufactures and services technologically sophisticated food processing and handling systems used for, among other things, fruit juice production, frozen food production, shelf-stable food production and convenience food preparation by the food industry.

•	JBT AeroTech—designs, manufactures and services technologically advanced equipment and systems primarily for commercial airlines, air freight companies, and airports.

Total revenue by segment includes intersegment sales, which are made at prices approximating those that the selling entity is able to obtain on external sales. Segment operating profit is defined as total segment revenue less segment operating expenses. The following items have been excluded in computing segment operating profit: corporate staff expense, income taxes, and other expense, net.

Segment revenue and segment operating profit

	Year Ended December 31,
(In millions)	2007	2006	2005
Revenue:
JBT FoodTech	$593.2	$496.2	$497.4
JBT AeroTech	386.0	348.7	326.7
Intercompany eliminations	(1.2)	(0.6)	(0.8)

Total revenue	$978.0	$844.3	$823.3

Income before income taxes:
Segment operating profit:
JBT FoodTech	$56.0	$46.3	$39.8
JBT AeroTech	32.4	27.1	24.5

Total segment operating profit	88.4	73.4	64.3

Corporate items:
Corporate expense (1)	(11.3)	(12.0)	(11.1)
Other expense, net (2)	(16.0)	(11.0)	(10.9)
Interest income	0.5	0.4	0.1

Total corporate items	(26.8)	(22.6)	(21.9)

Income from continuing operations before income taxes	61.6	50.8	42.4
Provision for income taxes	21.5	16.0	16.0

Income from continuing operations	40.1	34.8	26.4
Loss from discontinued operations, net of tax	(3.7)	(0.2)	(1.9)

Net income	$36.4	$34.6	$24.5

(1)	Corporate expense primarily includes corporate staff expenses.
(2)	Other expense, net, generally includes stock-based compensation, other employee benefits, LIFO adjustments, and the impact of unusual transactions not representative of segment operations.

Segment operating capital employed and segment assets

	December 31,
(In millions)	2007	2006
Segment operating capital employed (1):
JBT FoodTech	$164.6	$145.5
JBT AeroTech	112.1	89.1

Total segment operating capital employed	276.7	234.6
Segment liabilities included in total segment operating capital employed (2)	286.4	254.2
Corporate (3)	8.4	9.8
Assets of discontinued operations	2.4	18.0

Total assets	$573.9	$516.6

Segment assets:
JBT FoodTech	$365.0	$331.7
JBT AeroTech	198.8	158.2
Intercompany eliminations	(0.7)	(1.1)

Total segment assets	563.1	488.8
Corporate (3)	8.4	9.8
Assets of discontinued operations	2.4	18.0

Total assets	$573.9	$516.6

(1)	Management views segment operating capital employed, which consists of assets, net of liabilities, as the primary measure of segment capital. Segment operating capital employed excludes pension liabilities, income taxes and LIFO reserves.
(2)	Segment liabilities included in total segment operating capital employed consist of trade and other accounts payable, advance payments and progress billings, accrued payroll and other liabilities.
(3)	Corporate includes cash, investments, LIFO inventory reserves, deferred income tax balances and property, plant and equipment not associated with a specific segment.

Geographic segment information

Geographic segment sales were identified based on the location where our products and services were delivered. Geographic segment long-lived assets include investments; property, plant and equipment, net; goodwill; intangible assets, net; and certain other non-current assets.

	Year Ended December 31,
(In millions)	2007	2006	2005
Revenue (by location of customer):
United States	$477.3	$418.6	$419.5
All other countries	500.7	425.7	403.8

Total revenue	$978.0	$844.3	$823.3

	December 31,
(In millions)	2007	2006	2005
Long-lived assets:
United States	$101.5	$105.8	$105.6
Sweden	23.8	23.0	21.1
Brazil	21.9	18.4	17.1
All other countries	37.4	32.4	27.2

Total long-lived assets	$184.6	$179.6	$171.0

Other business segment information

	Capital expenditures Year Ended December 31,			Depreciation and amortization Year Ended December 31,			Research and development expense Year Ended December 31,
(In millions)	2007	2006	2005	2007	2006	2005	2007	2006	2005
JBT FoodTech	$21.3	$21.1	$19.3	$22.1	$20.2	$19.6	$12.0	$10.6	$12.1
JBT AeroTech	1.2	1.3	1.9	2.6	2.6	2.3	6.7	5.6	5.9
Corporate	0.5	0.3	0.4	0.4	0.4	0.3	—	—	—

Total	$23.0	$22.7	$21.6	$25.1	$23.2	$22.2	$18.7	$16.2	$18.0

NOTE 14. QUARTERLY INFORMATION (UNAUDITED)

	2007				2006
(In millions)	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.
Revenue	$290.5	$254.7	$238.0	$194.8	$247.0	$198.4	$212.1	$186.8
Cost of sales	220.4	190.8	183.1	146.5	184.9	143.8	160.5	141.9
Net income	12.7	12.7	7.8	3.2	14.4	10.9	6.7	2.6

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of FMC Technologies, Inc.:

Under date of April 30, 2008, we reported on the combined balance sheets of John Bean Technologies Corporation (formerly known as FMC FoodTech Inc., and consisting of the FoodTech and Airport Systems businesses of FMC Technologies, Inc.) as of December 31, 2007 and 2006, and the related combined statements of income, changes in owner’s equity, and cash flows for each of the years in the three-year period ended December 31, 2007, which are included in the registration statement on Form 10. In connection with our audits of the aforementioned combined financial statements, we also audited the related financial statement schedule, Schedule II—Valuation and Qualifying Accounts. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chicago, Illinois

April 30, 2008

Schedule II—Valuation and Qualifying Accounts

(In thousands)		Additions
Description	Balance at beginning of period	charged to costs and expenses	charged to other accounts (a)	Deductions and other (b)	Balance at end of period
Year ended December 31, 2005:
Allowance for doubtful accounts	$7,046	$518	$(327)	$1,199	$6,038

Year ended December 31, 2006:
Allowance for doubtful accounts	$6,038	$194	$293	$600	$5,925

Year ended December 31, 2007:
Allowance for doubtful accounts	$5,925	$396	$613	$734	$6,200

(a)	—“Additions charged to other accounts” includes translation adjustments and allowances acquired through business combinations.
(b)	—“Deductions and other” includes write-offs, net of recoveries, and reductions in the allowances credited to expense.

See accompanying Report of Independent Registered Public Accounting Firm.

JOHN BEAN TECHNOLOGIES CORPORATION

COMBINED STATEMENTS OF INCOME (UNAUDITED)

	Three Months Ended March 31,
(In millions)	2008	2007
Revenue:
Product revenue	$233.7	$170.5
Service revenue	26.5	24.3

Total revenue	260.2	194.8
Costs and expenses:
Cost of products	178.3	129.4
Cost of services	20.0	17.1
Selling, general and administrative expense	39.2	36.3
Research and development expense	5.5	4.5

Total costs and expenses	243.0	187.3
Other income (expense), net	2.1	(0.7)

Income before interest income, net and income taxes	19.3	6.8
Interest income, net	0.1	0.1

Income from continuing operations before income taxes	19.4	6.9
Provision for income taxes	7.4	2.9

Income from continuing operations	12.0	4.0
Income (loss) from discontinued operations, net of income taxes	0.3	(0.8)

Net income	$12.3	$3.2

The accompanying notes are an integral part of the condensed combined financial statements.

JOHN BEAN TECHNOLOGIES CORPORATION

CONDENSED COMBINED BALANCE SHEETS

	March 31, 2008	December 31, 2007
(In millions)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	$11.7	$9.5
Trade receivables, net of allowances of $6.7 in 2008 and $6.2 in 2007	176.1	179.2
Inventories	168.3	147.2
Prepaid expenses	6.1	4.1
Deferred income taxes	5.9	6.1
Other current assets	20.9	21.3
Assets of discontinued operations	3.1	2.4

Total current assets	392.1	369.8
Investments	7.1	7.2
Property, plant and equipment, net of accumulated depreciation of $215.6 in 2008 and $207.9 in 2007	128.1	126.8
Goodwill	24.3	23.8
Intangible assets, net	21.1	21.2
Deferred income taxes	15.6	15.9
Other assets	9.0	9.2

Total assets	$597.3	$573.9

Liabilities and owner’s equity:
Current liabilities:
Accounts payable, trade and other	$103.0	$101.3
Advance payments and progress billings	113.1	105.3
Other current liabilities	95.6	97.6
Liabilities of discontinued operations	2.9	2.0

Total current liabilities	314.6	306.2
Accrued pension benefits, less current portion	21.6	19.2
Other liabilities	34.6	34.3
Commitments and contingent liabilities
Owner’s equity:
Owner’s net investment	226.0	218.3
Accumulated other comprehensive income (loss)	0.5	(4.1)

Total owner’s equity	226.5	214.2

Total liabilities and owner’s equity	$597.3	$573.9

The accompanying notes are an integral part of the condensed combined financial statements.

JOHN BEAN TECHNOLOGIES CORPORATION

CONDENSED COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31,
(In millions)	2008	2007
Cash provided (required) by operating activities of continuing operations:
Net income	$12.3	$3.2
(Income) loss from discontinued operations, net of tax	(0.3)	0.8

Income from continuing operations	12.0	4.0
Adjustments to reconcile income to cash provided (required) by operating activities of continuing operations:
Depreciation	5.0	4.7
Amortization	1.1	1.3
Stock based compensation	2.0	1.8
Other	(1.4)	0.1
Changes in operating assets and liabilities:
Trade receivables, net	9.5	9.0
Inventories	(18.2)	(15.6)
Accounts payable, trade and other	(1.4)	1.5
Advance payments and progress billings	2.2	14.5
Other assets and liabilities, net	0.9	(11.0)
Income taxes payable	(0.2)	(0.9)

Cash provided by operating activities of continuing operations	11.5	9.4
Net cash provided (required) by discontinued operations—operating	—	(2.2)

Cash provided by operating activities	11.5	7.2

Cash provided (required) by investing activities:
Capital expenditures	(4.1)	(4.0)
Proceeds from disposal of assets	0.3	0.4

Cash required by investing activities of continuing operations	(3.8)	(3.6)
Net cash provided by discontinued operations—investing	0.7	—

Cash required by investing activities	(3.1)	(3.6)

Cash provided (required) by financing activities:
Transfers to parent, net	(6.5)	(8.9)
Other	(0.1)	—

Cash required by financing activities	(6.6)	(8.9)

Effect of exchange rate changes on cash and cash equivalents	0.4	0.1

Increase (decrease) in cash and cash equivalents	2.2	(5.2)
Cash and cash equivalents, beginning of period	9.5	10.3

Cash and cash equivalents, end of period	$11.7	$5.1

The accompanying notes are an integral part of the condensed combined financial statements.

JOHN BEAN TECHNOLOGIES CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1: BACKGROUND AND BASIS OF PRESENTATION

Background—On October 29, 2007, FMC Technologies, Inc. (“FMC Technologies” or “Owner”) announced an intention to separate into two independent publicly-traded companies through the spin-off and distribution of 100% of the FoodTech and Airport Systems businesses. In order to effect the separation, the common stock of John Bean Technologies Corporation (“JBT Corporation” or “we”), a Delaware corporation wholly-owned by FMC Technologies, will be distributed to the shareholders of FMC Technologies.

JBT Corporation designs, manufactures and services sophisticated machinery and systems for, and provides services to, customers in the food processing and air transportation industries. We have manufacturing operations worldwide and are strategically located to facilitate delivery of our products and services to our customers. We report our results through two business segments—JBT FoodTech and JBT AeroTech.

Basis of Presentation—The following (a) condensed balance sheet as of December 31, 2007, which has been derived from audited financial statements, and (b) unaudited interim condensed financial statements, and notes thereto (the “statements”), of JBT Corporation have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. As permitted under those rules, certain footnotes or other financial information that are normally required by United States generally accepted accounting principles can be condensed or omitted. Therefore, these statements should be read in conjunction with our annual combined financial statements and notes thereto, which are included in this Form 10.

In the opinion of management, the statements reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of our financial condition and operating results as of and for the periods presented. Revenue, expenses, assets and liabilities can vary during each quarter of the year. Therefore, the results and trends in these statements may not be representative of those for the full year or any future period.

Our combined financial statements have been prepared in United States dollars and in accordance with United States generally accepted accounting principles (“GAAP”) on a carve-out basis from the consolidated financial statements of FMC Technologies using the historical results of operations and bases of the assets and liabilities of the transferred businesses and including allocations from FMC Technologies. Allocated expenses include general and administrative services such as accounting, treasury, tax, legal, human resources, information technology and other corporate and infrastructure services. Many assets, liabilities and expenses could be specifically identified with JBT Corporation businesses or personnel and were directly allocated. To the extent amounts could not be specifically identified and allocated, we primarily used JBT Corporation’s proportion of total FMC Technologies’ revenue as a reasonable allocation method. Allocations have been determined on the basis of assumptions and estimates that management believes to be a reasonable reflection of JBT Corporation’s utilization of those services. These allocations and estimates, however, are not necessarily indicative of the assets, liabilities and expenses that would have resulted if JBT Corporation had operated as a separate entity in the past, or that may result in the future.

The combined financial statements do not reflect the debt or interest expense JBT Corporation might have incurred if it were a stand-alone entity. In addition, the combined financial statements may not be indicative of the our combined financial position, operating results or cash flows in the future or what our financial position, operating results and cash flows would have been had JBT Corporation been a separate, stand-alone entity during the periods presented. The combined financial statements do not reflect any changes that will occur in our funding or operations as a result of separation and JBT Corporation becoming a stand-alone entity.

Recently issued accounting pronouncements— In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective in fiscal years beginning after November 15, 2007. Delayed application is permitted for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008. We adopted SFAS No. 157 on January 1, 2008 for financial assets and financial liabilities and have chosen to delay the adoption for nonfinancial assets and nonfinancial liabilities until January 1, 2009. The adoption of this pronouncement did not have a material effect on our results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits entities to choose to measure certain financial instruments and other items at fair value. Under SFAS No. 159, the decision to measure items at fair value is made at specified election dates on an irrevocable instrument-by-instrument basis. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. We did not elect this option of measurement on any of our financial instruments, and therefore, the adoption of SFAS No. 159 on January 1, 2008 did not have an impact on our financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” replacing SFAS No. 141. SFAS No. 141R changes or clarifies the acquisition method of accounting for acquired contingencies, transaction costs, step acquisitions, restructuring costs and other major areas affecting how the acquirer recognizes and measures the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. In addition, this pronouncement amends previous interpretations of intangible asset accounting by requiring the capitalization of in-process research and development and proscribing impacts to current income tax expense (rather than a reduction to goodwill) for changes in deferred tax benefits related to a business combination. SFAS No. 141R will be applied prospectively for business combinations occurring after December 31, 2008.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.” SFAS No. 160 will standardize the accounting for and reporting of minority interests in the financial statements, which will be presented as noncontrolling interests and classified as a component of equity. In addition, statements of operations will report consolidated net income before an allocation to both the parent and the noncontrolling interest. This new presentation will have an impact on the basic financial statements as well as the disclosures to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling interests. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. We have not yet determined the impact, if any, that the adoption of SFAS No. 160 will have on our results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.” SFAS No. 161 requires enhanced disclosures about derivative instruments and hedging activities. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, and is effective for us beginning January 1, 2009.

NOTE 2: FINANCIAL STATEMENT INFORMATION

Inventories—

Inventories consisted of the following:

(In millions)	March 31, 2008	December 31, 2007
Raw materials	$75.7	$63.9
Work in process	70.6	59.1
Finished goods	75.7	76.5

Gross inventories before LIFO reserves and valuation adjustments	222.0	199.5
LIFO reserves and valuation adjustments	(53.7)	(52.3)

Net inventories	$168.3	$147.2

Pension and postretirement benefits—

JBT Corporation employees are eligible to participate in pension and postretirement benefit plans sponsored by FMC Technologies. As JBT Corporation participated in FMC Technologies’ plans, we accounted for our pension and postretirement benefit costs under the multiemployer plan approach and have recognized the pension and postretirement benefit costs allocated to us by FMC Technologies as expense, with a corresponding contribution in owner’s net investment. The expense has been allocated to us based on the service cost from JBT Corporation employees and a proportion of other FMC Technologies’ corporate staff service cost. We allocated the FMC Technologies corporate staff service cost primarily using JBT Corporation’s proportion of FMC Technologies consolidated revenue. In addition, we maintain certain foreign pension plans covering only JBT Corporation employees. For the three months ended March 31, 2008 and 2007, we incurred $1.5 million and $2.1 million, respectively, in pension and postretirement benefit expense.

FMC Technologies is expected to perform a valuation of its U.S. pension plan and other postretirement benefit plan obligations in order to transfer a portion of the obligations and plan assets to JBT Corporation upon spin-off. While the amounts are not currently determinable, we estimate that net liabilities ranging between $5 million and $10 million will be transferred.

Stock-based compensation—

Stock-based compensation expense was $2.0 million and $1.8 million for the three months ended March 31, 2008 and 2007, respectively, and includes expense for FMC Technologies awards granted to employees of JBT Corporation businesses as well as an allocation of expense for awards granted to FMC Technologies corporate employees. We allocated the FMC Technologies corporate staff stock-based compensation primarily using JBT Corporation’s proportion of FMC Technologies consolidated revenue.

Warranty Obligations—

We provide warranties of various lengths and terms to certain of our customers based on standard terms and conditions and negotiated agreements. We provide for the estimated cost of warranties at the time revenue is recognized for products where reliable, historical experience of warranty claims and costs exists. We also provide warranty liability when additional specific obligations are identified. The obligation reflected in other current liabilities in the combined balance sheets is based on historical experience by product and considers failure rates and the related costs in correcting a product failure. Warranty cost and accrual information is as follows:

	Three Months Ended March 31,
(In millions)	2008	2007
Balance at beginning of period	$12.3	$8.7
Expense for new warranties	3.2	2.0
Adjustments to existing accruals	0.6	0.1
Claims paid	(3.5)	(2.4)

Balance at end of period	$12.6	$8.4

Owner’s Equity—

Comprehensive income consisted of the following:

	Three Months Ended March 31,
(In millions)	2008	2007
Net income	$12.3	$3.2
Foreign currency translation adjustments	4.1	—
Net deferral of hedging gains (losses), net of tax of $0.2 and $(0.4), respectively	0.5	(0.7)

Comprehensive income	$16.9	$2.5

Accumulated other comprehensive loss consisted of the following:

(In millions)	March 31, 2008	December 31, 2007
Cumulative foreign currency translation adjustments	$2.0	$(2.1)
Cumulative deferral of hedging gains (losses), net of tax of $(0.1) and $0.1, respectively	0.3	(0.2)
Cumulative deferral of pension benefit losses, net of tax of $0.7	(1.8)	(1.8)

Accumulated other comprehensive income (loss)	$0.5	$(4.1)

NOTE 3: FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and financial liabilities measured at fair value on a recurring basis are as follows:

(In millions)	Fair Value Measurements at March 31, 2008
Description	March 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Investments	$7.1	$7.1	$—	$—
Derivatives	7.6	—	7.6	—

Total	$14.7	$7.1	$7.6	$—

Liabilities:
Derivatives	$8.5	$—	$8.5	$—

Investments are valued based on quoted prices in active markets for identical assets or liabilities that we have the ability to access. We use the income approach as the valuation technique to measure the fair value of foreign currency derivative instruments on a recurring basis. This approach calculates the present value of the future cash flow by measuring the change from the derivative contract rate and the published market indicative currency and interest rates, multiplied by the contract notional values.

NOTE 4: BUSINESS SEGMENT INFORMATION

Segment revenue and segment operating profit

(In millions)	Three Months Ended March 31,
	2008	2007
Revenue
JBT FoodTech	$148.7	$123.0
JBT AeroTech	111.7	71.9
Intercompany eliminations	(0.2)	(0.1)

Total revenue	$260.2	$194.8

Income before income taxes
Segment operating profit:
JBT FoodTech	$13.3	$9.2
JBT AeroTech	9.1	2.1

Total segment operating profit	22.4	11.3
Corporate items:
Corporate expense (1)	(2.8)	(2.6)
Other expense, net (2)	(0.3)	(1.9)
Net interest income	0.1	0.1

Total corporate items	(3.0)	(4.4)

Income before income taxes	$19.4	$6.9

(1)	Corporate expense primarily includes corporate staff expenses.
(2)	Other expense, net, generally includes stock-based compensation, other employee benefits, LIFO adjustments, certain foreign exchange gains and losses, and the impact of unusual or strategic transactions not representative of segment operations.

Segment operating capital employed

(In millions)	March 31, 2008	December 31, 2007
Segment operating capital employed (1):
JBT FoodTech	$172.2	$164.6
JBT AeroTech	115.6	112.1

Total segment operating capital employed	287.8	276.7
Segment liabilities included in total segment operating capital employed (2)	295.5	286.4
Corporate (3)	15.1	8.4
Assets of discontinued operations	3.1	2.4

Total assets	$601.5	$573.9

(1)	Management views segment operating capital employed, which consists of assets, net of its liabilities, as the primary measure of segment capital. Segment operating capital employed excludes debt, pension liabilities, income taxes and LIFO inventory reserves.
(2)	Segment liabilities included in total segment operating capital employed consist of trade and other accounts payable, advance payments and progress billings, accrued payroll and other liabilities.
(3)	Corporate includes cash, LIFO inventory reserves, deferred income tax balances, property, plant and equipment not associated with a specific segment and the fair value of derivatives.

# Global Presence and Capabilities to Serve our Customers Around the World

JBT Corporation

Redmond
Yakima
Northfield
Ogden
Madera
Riverside
Juárez
Monterrey
Toronto
Sandusky
Chalfont
Chicago
Kennesaw
Orlando
Lakeland
Houston
McAllen
Araraquara
São Paulo
Tucumán
Moscow
Helsingborg
Ratingen
Leicestershire
Bedford
Hounslow
St Niklaas
Paris
Budapest
Milano
Parma
Madrid
Sibiu
Hadera
Cape Town
Pune
Dubai
Jeddah
Chennai
Urumqi
Tokyo
Matsuyama
Shanghai
Ningbo
Hong Kong
Manila
Bangkok
Ho Chi Minh City
Kuala Lumpur
Singapore
Jakarta
Sydney
Melbourne
Auckland

**JBT FoodTech**

- ★ Head Office, Chicago
- ⊡ Tech Center, Technology Hub, Sales & Service
- ■ Technology Hub, Sales & Service, Manufacturing
- ▲ Sales & Service and Manufacturing
- ● Sales & Service
- ○ Sourcing
- ◆ Manufacturing

**JBT AeroTech**

- ★ Head Office, Chicago
- ■ Technology Hub, Sales & Service, Manufacturing
- ▲ Sales & Service and Manufacturing
- ● Sales & Service
- ○ Sourcing
- ◆ Manufacturing